Annual Report 2022

TORM PLC

OFFICE 105, 20 ST DUNSTAN'S HILL
LONDON, EC3R 8HL, UNITED KINGDOM
COMPANY: 09818726

Contents

TORM strategy — 11

Responsibility report — 22

Corporate governance — 79

Financial statements — 125

Key figures

TCE earnings (USD/Day)


EBIT (USDm)


Adjusted RoIC (%)


Dividend/share (USD)


Income statement (USDm)	2022	2021	2020	2019	2018
Revenue	1,443	620	747	693	635
Time charter equivalent earnings (TCE) [1] [5]	982	379	520	425	352
Gross profit [1]	782	188	341	252	169
EBITDA [1]	743	137	272	202	121
Operating profit (EBIT)	601	1	139	206	3
Financial items	-45	-42	-49	-39	-36
Profit/(loss) before tax	557	-41	90	167	-33
Net profit/(loss) for the year	563	-42	88	166	-35
Net profit/(loss) ex. non-recurrent items [1]	548	-36	122	51	-31
Balance sheet and cash flow (USDm)					
Non-current assets	1,874	1,968	1,755	1,788	1,445
Total assets	2,614	2,331	1,999	2,004	1,714
Equity	1,504	1,052	1,017	1,008	847
Total liabilities	1,111	1,279	981	996	867
Invested capital [1]	2,142	2,011	1,720	1,786	1,469
Net interest-bearing debt [1]	650	972	713	786	627
Net Asset Value (NAV) (USDm) [2]	2,330	1,047	902	1,016	856
Cash and cash equivalents, incl. restricted cash	324	172	136	72	127
Investment in tangible fixed assets	119	320	173	384	202
Free cash flow	513	-243	116	-152	-105

Key financial figures [1]	2022	2021	2020	2019	2018
Gross margins:					
Gross profit	54.2%	30.4%	45.6%	36.4%	26.6%
EBITDA	51.5%	22.1%	36.4%	29.2%	19.1%
Operating profit (EBIT)	41.6%	0.2%	18.6%	29.7%	0.5%
Return on Equity (RoE)	44.0%	-4.1%	8.7%	17.9%	-4.3%
Return on Invested Capital (RoIC)	29.2%	0.01%	7.8%	12.6%	0.1%
Adjusted RoIC	28.1%	0.2%	9.3%	5.2%	0.3%
Equity ratio	57.5%	45.1%	50.9%	50.3%	49.4%
TCE per day (USD) [5]	34,154	13,703	19,800	16,526	12,982
OPEX per day (USD) [5]	6,825	6,633	6,398	6,371	6,389
Loan-to-value (LTV) ratio [5]	24.9%	52.3%	50.8%	46.1%	52.9%
Share-related key figures [1]					
Basic earnings/(loss) per share (USD)	6.92	-0.54	1.19	2.24	-0.48
Diluted earnings/(loss) per share (USD)	6.80	-0.54	1.19	2.24	-0.48
Declared dividend per share (USD)	4.63	-	0.85	0.10	-
Declared dividend (USDm)	378.7	-	63.2	7.4	-
Dividend paid per share (USD)	2.04	-	0.95	-	-
Net Asset Value per share (NAV/share) [2]	28.5	13.0	12.1	13.6	11.6
Stock price in DKK (per share of USD 0.01) [3]	198.4	51.7	45.0	74.5	43.9
Number of shares (m) [3] [4]	81.8	80.7	74.4	74.4	73.9
Number of shares, weighted average (m) [4]	81.3	78.1	74.3	74.0	73.1

[1] For a definition of the calculated key figures (the APMs), please refer to the glossary on pages 196-202.
[2] Based on broker valuations as of 31 December 2022, excluding charter commitments.
[3] End of period.
[4] Excluding treasury shares.
[5] For Tanker segment.



One of the world's largest owners and operators of tankers that transport refined oil products

CUSTOMERS CONSIST OF
MAJOR INDEPENDENT OIL COMPANIES, STATE-OWNED OIL COMPANIES, OIL TRADERS, AND REFINERS.

TORM PLC IS LISTED ON
NASDAQ
COPENHAGEN & NEW YORK

13 LR2



15 LR1



60 MR



As of 16 March 2023.

We all have an obligation to do our utmost to reduce CO_2 emissions. TORM is pushing fast forward in our environmental efforts and will reduce our carbon intensity by 40% compared to the IMO baseline by 2025 – ahead of IMO's 2030 target.



LONG TRACK RECORD
SINCE 1889

8
OFFICES

~3,300
SEAFARERS

~350
LAND-BASED EMPLOYEES



CHRISTOPHER H. BOEHRINGER,
CHAIRMAN OF THE BOARD

"2022 was a year where the geopolitical landscape was changed dramatically, and we were all confronted by the tragic Russian invasion of and subsequent war in Ukraine. Since the beginning, TORM decided to cease activity with Russian cargos and Russian harbors completely," says Christopher H. Boehringer.

The war meant that Europe had to import refined oil from further away, and together with supportive fundamentals, such as close-down of refineries in distant regions of the world as well as the limited number of new vessels coming to the market, this increased the imbalance between supply and demand. Consequently, a constant high utilization of the world fleet led to record high product tanker rates and the strongest result on record for TORM," says Jacob Meldgaard.

JACOB MELDGAARD
CEO/EXECUTIVE DIRECTOR



Letter from the Chairman and the CEO

In 2022, the world economy and the product tanker markets were significantly impacted by the changes in the geopolitical landscape. At the beginning of Russia's war against Ukraine, TORM decided to stop transporting Russian products, and in the following months new trading patterns started to take shape. The One TORM platform proved to be ready for the changes that occurred, and at the same time TORM was diligently preparing for the changes we will see in the years to come.

The One TORM platform

The tragic situation in Ukraine and the changing trading patterns stemming from refinery closures combined with limited fleet growth increased the utilization of the global product tanker fleet to very high levels. This resulted in high and volatile freight rates and the highest yearly earnings on record for TORM with a net profit of USD 563m.

28.1%

Adjusted Return on Invested Capital (ROIC)

We believe the integrated One TORM platform is what enables us to invest in and operate vessels obtaining one of the highest return on investments amongst our peers in the product tanker industry. In 2022, TORM obtained a Return on Invested Capital of 28.1%.

Distribution Policy

In May 2022, TORM's Board of Directors decided to change the Distribution Policy for the benefit of our shareholders. We introduced a transparent model where the quarterly cash generation is shared with our investors, either in the form of dividends or share buy-back. This means that we distribute cash in excess of a threshold that is based on the number of vessels in our fleet, the net proceeds from vessel sales and purchases, and restricted cash. We believe this is a prudent and transparent way of sharing the cash generated with our owners.

4.63

Dividend per share

All in all, based on our cash generation in the fourth quarter of 2022, TORM will pay out record high dividends of USD 2.59 (approximately DKK 18) per share, which brings the dividend per share based on the full year 2022 cash generation up to USD 4.63 (approximately DKK 33).

Preparations for the future

TORM has for many years had decarbonization and reducing fuel consumption as a core strategic focus. Hence, we find us well prepared for both the introduction by IMO of the EEXI and CII certification from the beginning of 2023 and further the increasing focus from our financiers and investors to reduce emissions. By being diligent in our efforts to find the next energy efficiency improvement, we will be part of driving a change in our industry. We also expect our customers to increase their focus in the years to come, which is why we have prepared TORM's organization both commercially and technically to exploit the opportunities both directly and in partnerships.



Christopher H. Boehringer, Chairman of the Board



Jacob Meldgaard, Executive Director

2022 in review

January

Pushing fast forward on climate
Since 2015, TORM has accelerated its work to improve energy efficiency and in January 2022, we announced an ambitious 2030 climate target to reduce our carbon intensity by 45% compared to the IMO baseline (2008).

 Read more on page 15

January

Increasing efficiency of the fleet
As we entered into 2022, TORM took delivery of the LR2 vessel, TORM Houston, equipped with energy-saving technology such as pre-shrouded vanes, hub vortex absorbed fins, and ability for Flettner rotors.

May

Distributions to shareholders

TORM's new Distribution Policy was introduced, which incorporates a stronger alignment between cash generation and shareholder distributions.

 Read more on page 114

July

Strategic fleet adjustment

The last remaining vessel in the Handysize vessel class was sold, in line with our long-term strategic priority to move towards larger vessels.

 Read more on pages 13 & 58

Full year

Empowering decarbonization
To deliver on its ambitious climate targets, TORM enhanced its organizational structure by creating dedicated teams for both the technical and the commercial decarbonization work – ensuring high focus and empowerment to take action.

 Read more on page 23





2022 in review

August

Scrubber commitment increased

With the successful installation of more than 50 scrubbers, enabled through our company ME Production, TORM announced further installations that together with already planned installations will bring the total number of scrubbers to 68.

September & November

Reconnecting sea and shore

Once safe to do so following the pandemic, TORM reinstated face-to-face annual officer seminars. Nurturing this close relationship between sea and shore colleagues contributes heavily to the unique value that TORM provides through our integrated One TORM platform.

 Read more on page 34

December

Supporting quality education since 2007

Both in India and the Philippines, we have supported hundreds of children from poorer backgrounds by providing education scholarships.

 Read more on page 38

December

Climate innovation

Another green pilot project was initiated as an air lubrication system was installed on TORM Hermia with expected energy savings of approximately 5% per vessel.

 Read more on page 33

August

Strengthening environment-related innovation

Building on the existing strong partnership, TORM acquired a 75% ownership stake in ME Production to support TORM's climate goals through environmental innovation.

 Read more on pages 31-32

December

Record high dividend

In Q3 2022, TORM delivered the best quarterly result on record, and the highest quarterly distribution of USD 119m was paid out to our shareholders in December. Based on Q4 2022, TORM will pay a dividend of around USD 212m.

 Read more on page 14

The value chain in oil transportation

The global oil industry covers a range of activities and processes that contribute to the transformation of primary petroleum resources into usable end products for industrial and private customers.

The value chain of the global oil industry begins with the identification and subsequent exploration of productive petroleum fields. The unrefined crude oil is transported from the production area to refinery facilities by crude oil tankers, pipelines, roads, and rail.

TORM is primarily involved in the transportation of refined oil products from the refineries to the onshore distributors who transport refined oil products to the end users. Refined oil products (or clean products) are mainly used in the road transportation sector (gasoline, diesel), in the aviation sector (jet fuel), and as a feedstock to the petrochemical industry (naphtha).

In addition to clean products, TORM uses some of its vessels for the transportation of residual fuels from the refineries as well as crude oil directly from the production field to the refinery. These fuel types are commonly referred to as dirty petroleum products, and extensive cleaning of the vessel's cargo tanks is required before a vessel can transport clean products following transportation of dirty cargo. In 2022, 98.6% of TORM's turnover was generated from clean products transportation.

The transportation patterns of both refined and unrefined products are subject to constant change; however, the different products may be affected differently. As an example, closedowns of refineries in oil-importing regions mean that these regions will require less transportation of unrefined oil, while it, at the same time, will require more transportation of refined oil.

Hence, short and long-term changes will impact the value chain of the global oil industry, and vessel operators should be ready to adapt to the changes.



EXPLORATION   TRANSPORTATION   REFINING   TRANSPORTATION

Clean products

Condensate	MTBE
Diesel/gasoil	Ethanol
Methanol	Jet fuel/kerosene
Naphtha	Vegetable oil
Gasoline	Biofuel

Dirty products

STORAGE/ DISTRIBUTION   END USER

Strategic highlights

Leading product tanker owner

88
Vessels in all major product tanker vessel classes
Including acquired vessels as of 16 March 2023

28.1%
Adjusted RoIC

24.9%
Net LTV
Additional capacity available for fleet growth

USDm
379
Dividends paid based on 2022 earnings
Including dividends to be paid in April 2023

Green future with zero emissions

37.1%
AER reduction compared to IMO baseline (2008)

ZERO
Carbon Shipping in 2050
TORM signed up for Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping

Superior operating platform

USDm
563
Net profit

USD
34,154
TCE/day
Across all vessel classes

0.42
Accidents per one million exposure hours LTAF
(Lost Time Accidents Frequency)

Strategic framework

OUR VISION

The reference company in the transportation industry

Our dedicated team strives to be the reference company, servicing our customers via our integrated business model – safely, reliably, and environmentally responsible.

→ **Pages 12-20**

OUR STRATEGIC CHOICES

Leading product tanker owner

> Financial flexibility and fleet optimization

> Spot exposure

> Integrated operations

Green future with zero emissions

> Ambitious and ongoing energy optimization

> Zero CO_2 emissions by 2050

→ **Pages 12-17**

OUR WAY OF WORKING

Superior operating platform

> Commercial management

> Optimal vessel positioning

> Safe technical management

> An integrated digital foundation leveraging operational performance

> Integrated decarbonization efforts

→ **Pages 18-20**

Leading product tanker owner

TORM is an internationally leading product tanker company and one of the largest owners of product tankers in the world.

Active management of spot market exposure

We primarily employ our fleet of 88 vessels in the spot market. Throughout 2022, TORM has utilized its position to benefit from increasing market conditions. Going into 2023, TORM is thus ready to continue to benefit from the strong market conditions, where seven LR1 vessels were added to our fleet during January 2023.

With our presence in all large product tanker vessel classes, TORM is well positioned to meet our customers' transport and storage requirements. TORM's modern and well-maintained fleet, with the majority of the vessels being scrubber-fitted, further provides TORM and our customers with enhanced flexibility to fulfill different cargo requirements as well as reduced fuel costs. TORM's normalized PBT break-even rate is approximately USD/day 15,000.

While TORM mainly operates in the spot market, TORM also enters into medium and long-term contracts when levels are assessed to be attractive. Such contracts provide more cash flow certainty for TORM and include i) charter contracts on which a specific vessel is chartered out to a customer for a longer period, ii) contracts of affreightment (CoA) which involve several consecutive cargos with a customer at agreed freight rate levels, and iii) forward freight agreements (FFA) which are financial instruments hedging the forward price for freight for a defined period.

Through a combination of various employment and coverage options as well as active fleet management, TORM aims to benefit from movements in freight rates to capitalize on market highs and have lower market exposure when freight rates are low.

 Read more on the operational leverage of TORM's spot market exposure in the Financial outlook on page 56

Fleet growth and optimization

TORM seeks to selectively grow its fleet and to serve as a consolidator in the product tanker segment if the right opportunities arise. TORM continuously assesses opportunities to optimize our fleet by acquiring attractive high-specification second-hand product tankers or selectively pursuing newbuilding programs with high-quality shipyards. Further, TORM seeks to optimize the trading optionality of the fleet through enhanced cargo optionality covering chemical trading options.

During 2022, TORM decided to sell the remaining two Handy-size vessels in the fleet. Further three older LR2 vessels, one LR1 vessel and two older MR vessels were sold. TORM has on the other hand purchased one modern scrubber-fitted LR2 vessel during 2022.

Positioned to capitalize on the strong market

Going into 2023, TORM owned a fleet of 78 vessels, of which 56 were scrubber-fitted. During the first quarter of 2023, TORM purchased seven LR1 vessels and 3 MR increasing the fleet to 88 vessels. With an almost entirely spot-exposed fleet, TORM is well positioned to capitalize on the elevated product tanker market. In a continued strong market, TORM will have increased focus on maintaining vessels in the fleet for an extended period. In this way, TORM will optimize its invested capital to enable the highest possible RoIC. TORM's scalable business platform provides strategic flexibility as attractive investment or divestment opportunities arise and is a supportive and required enabler for being a leading product tanker owner.

In May 2022, TORM introduced a new quarterly Distribution Policy to allow for increased alignment between cash generation and shareholder distribution. With a prudent and solid capital structure approach, TORM has already based on cash generation from the second and the third quarter of 2022 paid out dividends to our shareholders, and TORM expects to pay out a total of USD 379m in dividends related to 2022 earnings.

 Read more about TORM's capital structure on page 14

The versatile TORM fleet

TORM is present in all larger vessel classes in the product tanker market providing enhanced offering to our customers and synergies across vessel classes. Within the MR vessel class, certain vessels have increased trading flexibility within chemical cargos.

13


LR2

Long Range 2 vessels are the largest vessels in TORM's fleet. They are typically employed on long trade routes, including naphtha transportation from the Middle East to the Far East and diesel from the eastern hemisphere into the Atlantic.

15


LR1

Long Range 1 vessels are typically employed on the same routes as LR2 vessels, but they also have the flexibility to cover trades and routes which are traditionally dominated by the smaller MR vessels. A typical LR1 trade could be diesel or jet fuel from the Middle East to Europe.

60


MR

Medium Range vessels are often referred to as the "workhorses" of the product tanker fleet. They cover more trade routes and, compared to the larger LR vessels, this vessel type has the flexibility to enter into more ports and cover shorter and coastal trades. A typical trade for MR vessels would be gasoline from Europe to the US East Coast.

The numbers are as of 16 March 2023, including ordered but not delivered second-hand vessels.

Positioned to capitalize on a strong market

As the product tanker market has improved during 2022, TORM has capitalized on a strong market and generated strong financial results over the year.

TORM has generated a profit before tax in all quarters of 2022, increasing from USD 11m in the first quarter to USD 222m in the fourth quarter. In the same period, average rates have increased from USD/day 16,743 to USD/day 47,520. Going into 2023, TORM has covered 89% of the first quarter at USD/day 43,002. Combining the strong market fundamentals with a low and stable cost base, TORM expects an EBITDA for the full year 2023 in the range of USD 750m - USD 1,100m.

With an interest rate coverage of 81% at 1.4% excluding margin untill 2027, taking the refinancing into account, TORM is only to a very limited degree exposed to the fluctuations in the interest rate markets.

New Distribution Policy

In May 2022, TORM adjusted its Distribution Policy to allow for quarterly distributions above a fixed threshold cash level as of the quarterly balance sheet day. The new policy combined with TORM's solid capital structure has enabled TORM to make dividend payments to our shareholders in the second and third quarters of 2022. Combined with the dividend of USD 212m related to the fourth quarter, the total dividend for 2022 will be USD 379m.

Strong markets provide significant cashflow generation



	Q1	Q2	Q3	Q4	Q1 (89%) fixed	FY (31%) fixed
DIVIDEND, USDm	N/A	47	119	212	N/A	N/A
EBITDA, USDm	60	153	262	267	N/A	750-1,100

Greener future with zero emissions

We strive to utilize our market position and strength to lead the product tanker industry into a more environmentally friendly future and to develop innovative solutions for a greener future.

It is a key priority for TORM to contribute to combatting the accelerating global climate change and to minimizing pollution of the seas and the atmosphere. Thus, TORM has a strong focus on reducing CO_2 emissions. This is achieved through a committed focus on optimal performance in the short and medium term and industry collaboration in the long term supporting sustainable solutions.

TORM believes that both the decarbonization and the ESG agendas will be integral and determining elements for the future of the product tanker business. At the same time, TORM acknowledges that oil and refined oil products are essential resources for societies, and therefore we want to distribute refined oil products as CO_2-efficiently as possible with accessible means.

Optimizing performance now
TORM maintains its focus on the optimization and improvement of our existing fleet and on enhancing the efficiency of our existing fleet by applying a broad set of operational and technical improvements. These efforts include small investments on vessels with short payback time and also large investments with an expected more substantial impact such as air lubrication systems and Flettner rotors. Further, digital solutions such as IOT on vessels and route optimization algorithms are being utilized. To ensure a successful implementation of these efforts,

TORM focuses on seafarers' training and behavioral changes for crew on board the vessels.

To obtain commercially viable and environmentally friendly results, TORM deepens its knowledge through external collaboration. This includes the acquisition of the Danish marine equipment manufacturer ME Production, which will support a faster implementation of our emission reduction ambitions.

Long-term industry collaboration
Alternative fuels will be required on a global scale to reach the 2050 targets set by the IMO. TORM monitors the development of new fuels and associated technologies, and TORM wants to be part of shaping the development and employing new technologies and alternative fuels whenever commercially and operationally viable.

2030 target and 2050 ambition
To quantify the green ambitions, TORM has set the goal to accelerate our climate target and deliver at least a 40% CO_2 intensity reduction by 2025 compared to 2008 using IMO's defined methodology and a 45% CO_2 reduction by 2030. For the long term, TORM has an ambition to have zero CO_2 emissions from operating our fleet in 2050. Further to support these goals, TORM's Management and organization has specific performance measures on achieving these targets.

Decarbonizing shipping



2025 TARGET
40%
reduction in carbon intensity

2030 TARGET
45%
reduction in carbon intensity

ZERO
CO_2 emmision

2050 AMBITION

Optimizing performance now
Energy transition towards 2030

TORM is continuously working to improve the fuel efficiency of our vessels. In 2022, several concrete steps towards reaching TORM's 2025 and 2030 CO_2 intensity reduction targets were taken.

TORM categorizes potential investments to reduce the CO_2 emissions from our vessels into two different categories.

Short term and known technologies

One category is small investments with a short payback time where the technology is usually known and proven. An example of this is our investment in ultrasound on propellers. Ultrasound is a promising method to fight biofouling which can prevent surface algae and can ensure smoother, energy-saving sailing.

Long term and test pilot projects

The other category is investments with a longer payback period, which are also typically large investments and where the technology is more unproven for tanker vessels. The typical process for this category is for TORM to do a test pilot project to verify if the technology is successful and will deliver the expected CO_2 emission reduction. If successful, a roll out of the technology to more vessels is conducted. Examples of this include Flettner rotors and air lubrication systems.

During 2022, TORM also made an in-depth assessment of the likelihood of reaching our 2025 and 2030 CO_2 intensity reduction targets. The assessment showed that both the 2025 and 2030 CO_2 emission reduction targets can be reached with the energy reduction initiatives and investment projects currently included in our budget and long-term planning.



FLETTNER ROTORS

CONNECTED MACHINERY

RESIDUAL HEAT PUMP

ULTRASOUND ON PROPELLERS

AIR LUBRICATION SYSTEM

Long-term decarbonization
Industry collaboration and new fuels

Active industry collaboration

To achieve our ambitious 2050 environmental target of zero CO_2 emissions from operating our fleet, TORM is actively involved in various industry collaborations supporting this journey. These collaborations are important, as the ambitious target cannot be met by single entities alone but requires joint efforts across the shipping industry. The collaborations include TORM's active engagement with participation in Danish Shipping through which TORM aims to impact the decision-making in the IMO in relation to ongoing discussions on the implementation of CO_2-related regulations.

Preparing for new propulsion systems

Over the past years, the shipping industry has increasingly worked on the future of maritime fuels and solutions for zero emission shipping. Some technical solutions are already in place, including methanol engines, while others are in the process of being developed and approved for commercial operation, including ammonia-fueled engines. TORM is enthusiastic about this development and expects that the future fuels for ocean-going vessels will be covered by a mix of different technologies.

With methanol being the only viable solution currently, TORM has special focus on this both from a commercial perspective, where a number of our vessels are in the process of being upgraded to transport this cargo, and also from a technical perspective, where TORM believes that vessels with methanol engines could be a commercial solution for product tankers within a few years.

A significant obstacle for all future propulsion solutions remains to be fuel availability. However, we expect that such obstacles will be reduced over time as production achieves larger scale, and as the supply chain for such fuels is further developed.

Fuels



Superior operating platform

TORM's fleet is effectively managed on the in-house integrated operating platform known as One TORM. Operations are conducted jointly for the entire fleet to reap synergies across vessel classes.

The integrated nature of TORM's operating platform provides transparency and clear alignment of management and shareholder interests, which mitigates the potential for actual or perceived conflicts of interest with related parties. We believe that our integrated business model creates a unique customer offering as it further provides our customers with better accountability and insights into safety and vessel performance.

In line with the strategic focus on safety, the One TORM platform features the One TORM Safety Culture program. The purpose of the program is to continuously strengthen TORM's safety culture beyond mere compliance, and it reflects the belief that profitability and safety need to go hand in hand.

On the One TORM platform, the commercial, technical, sale & purchase, and support divisions all work towards common goals in a network-based organization with easy access to stakeholders supporting efficient decision-making.

Commercial management

TORM's commercial team is responsible for the employment and operation of our fleet and has continuously demonstrated superior performance compared to peers and market benchmarks. One of the key elements for the commercial team to succeed is the ability to ensure an optimal position of the fleet in the global basins, where differences in earnings can be significant over the span of a year.

Technical management

TORM's fleet is managed by our in-house technical management. The department is responsible for maintaining the high quality of our vessels and the delivery of an environmentally friendly, safe, and cost-efficient technical operation. A key focus area for the technical management and a corporate KPI is to ensure that TORM's fleet is tradable with our customers, thereby supporting commercial performance. The team also has extensive experience in vessel design and construction and provides essential knowledge for TORM to execute newbuilding programs. In addition to the office staff, TORM has more than 3,300 seafarers employed.

Sale & purchase and support functions

TORM's sale & purchase activities are conducted by an in-house team. The sale & purchase team leverages relationships with shipbrokers, shipyards, financial institutions, and shipowners to ensure fleet renewal and actively pursues opportunities in the second-hand and newbuilding markets. The support division is also an integral part of TORM's day-to-day operations and provides optimized business practices, reporting and payment processes, proactive business partnering, stringent risk management, liquidity and funding management, etc. For years, the support division has built a strong data and digitalized business support function. This includes supporting TORM's commercial operations with an analytical model developed by the advanced analytics and applied AI function.

One TORM in-house organization



Fuel efficiency initiatives

TORM is well positioned to successfully install and implement fuel efficiency equipment on board vessels through the integrated operating platform.

TORM has full control of the usage, full transparency of the impact of the technology, and receives full economic benefit from the installed equipment. This is opposed to other sharing arrangements such as pool structures. Control of both the technical and commercial management also allows TORM to make full use of the equipment in the commercial decision-making.

As fuel efficiency becomes increasingly complex, crew training in systems and equipment becomes increasingly important. This includes implementation of voyage optimization guidelines and knowledge of how the impact of devices such as Flettner rotors and air lubrication systems should be operated. In addition, general energy and power management forms part of the daily work on board the vessels.

TORM conducts continuous training of the crew from the TORM crew pool. TORM is therefore able to ensure that crews with the right competences are matched to ensure optimal use of the fuel efficiency equipment.



Integrated digital foundation

To be at the forefront of technological and digital developments is a key competitive advantage in our industry. It has been an embedded element of TORM´s strategy to monitor and implement new technologies supporting our reference company vision.

Infrastructure and governance

TORM's digital development is anchored in a solid and robust data governance structure. This supports data transparency and fast decision-making across the organization. The solid structure ensures that data is captured, cleansed, documented, controlled, and governed in all our processes including financially anchored processes such as financial reporting, SOX compliance, and ESG reporting, and also in more commercial processes such as route planning and energy optimization on our vessels. To harvest the benefits of new technologies and digitalization opportunities, we have found that it has become increasingly important to monitor trends and technologies and prioritize what to explore. To prioritize our digital initiatives, discuss ideas, and develop business cases, we have established a cross-organizational Digitalization Committee.

Internet of Things

To support optimal maintenance and operations of our vessels, we capture relevant voyage and energy data across our fleet. During 2022, this has been accelerated through installations of a wide range of sensors and technologies to create fully connected vessels. The project will enable our on- and offshore staff to monitor all relevant performance measures on each vessel and guide them in decision-making.

Artificial Intelligence

The use of sophisticated artificial intelligence modelling, e.g. deep learning methodology, has increased in the shipping industry in recent years. For many years, TORM has implemented AI models into our processes and operations to support decision-making.

Two examples of this are i) our use of algorithms to predict the optimal routing of a vessel before departing from its origin port until arrival at the destination port, and ii) the newest generation of our vessel positioning tool which can predict how to optimally deploy our fleet across the global basins.


TORM
Digital technologies
Digital processes
Digital mindset
CORE DATA
ANALYTICS & AI RESOURCES
CAPABILITIES
Energy efficiency
& constant power
IoT &
sensor data
Cloud-based
computing
Digitalized ESG
reporting
Digitalized SOX
reporting
Data
anywhere
Vessel
positioning
Voyage
optimization



Responsibility report

Responsible behavior and sustainability are embedded in the way we conduct business in TORM. We are committed to protecting our employees, our assets, our environment, and our society. We believe that a sustainable business also creates business value for TORM.

We constantly push ourselves to remain relevant and competitive in the eyes of our investors, customers, employees, financiers, and other key stakeholders. We do this by deeply integrating sustainable business practices in our commercial strategy to consider how we affect the world around us, and how the world around us has an impact on us.

TORM's sustainability approach and actions are guided by a range of both internal and external instruments. We harness these to build an overarching approach to create a more sustainable future, sustainability measures allowing us to take decisions based on knowledge, and to provide transparency to our stakeholders. This is done by constantly challenging ourselves and the way we work. Further, TORM does this by interacting and collaborating with different peers and industry stakeholders.

Transparency and accountability are key to TORM's way of doing business, and these values play a central role in our responsibility approach. The principles in the model to the right illustrate some of the important elements of the way we think sustainability. They are frequently reviewed and validated considering our safety culture, how our leaders shall operate, and not least our strategic choices.

This section (pages 22-49) of our report also constitutes the Danish statutory reporting on corporate social responsibility. Our business model, which is set out on page 12, forms an integral part of our statutory reporting.



INDUSTRY COLLABORATION

EXTERNAL

ESG reporting structure
Structure to report sustainability actions and metrics

Materiality matrix
Identifies and prioritizes ESG issues for a company and key stakeholders

SASB standards
Sets standards for the disclosure of financially material sustainability information

Scope 1, 2 & 3 reporting
Discloses a complete carbon emissions picture of a company

TCFD guidelines
Assesses risks and opportunities of climate-related scenarios and impact on company strategies

UN SDGs
Directs global cross-industry efforts towards sustainability

INTERNAL

Business Principles
Guidelines to ensure a good and safe workplace, respecting the environment and our people, responsible business, and transparency

Leadership Philosophy
Values related to safety, performance, relations, and personal leadership guiding our actions

Safety culture program
Long-standing behaviors to be sustainable, safely

Strategy
Leads the organization towards ESG targets and being the leading product tanker owner with a greener future by using our superior operating platform

Structure and governance
New roles and ESG-linked renumeration driving decarbonization

RESPONSIBILITY

Our responsibility

Integrating sustainability into our strategy is a way to grow and optimize our business for the future. TORM harnesses respected guidelines such as the ESG (Environment, social, government) structure, SASB (Sustainability Accounting Standards Board) reporting, Scope 1, 2, & 3 emissions reporting, and the UN SDGs (Sustainable Development Goals) to operate in a responsible manner. A materiality matrix guides the prioritization of our actions.

TORM was the first shipping company in Denmark to sign the UN Global Compact. This, together with the UN Sustainability Goals, is another way in which we commit to an internationally recognized set of principles on health, safety, labor rights, environment, and anti-corruption.

Enhancements in 2022
In 2022, TORM increased the transparency around our emissions and the impact of our sustainability response on our business by preparing a TCFD (Task Force on Climate-Related Financial Disclosure) report and an analysis of our Scope 3 emissions.

Governance driving sustainability
Organizing the Company to focus on sustainability is essential. To empower the organization to reduce emissions and achieve our ambitious environmental goals, new organizational roles were created in 2022. This was to establish a separate department of experts focused on accelerating our green efforts.

As an additional governance measure, TORM has for several years incorporated financial mechanisms to drive ESG efforts whereby senior management and the rest of the organization's KPIs are directly linked to ESG targets to ensure that TORM continues to prioritize sustainable actions.

 ESG-linked renumeration is available on page 99

Building a better future requires a joint effort. Therefore, TORM has been a long-standing partner in many industry-relevant collaborations. By working together, we can build momentum, draw focus, and share best practices to make a larger positive imprint on our world.

 SASB Index and responsibility data are available on page 43



Enhancements in 2022

Scope 3

Scope 3 refers to emissions which are a consequence of TORM's activities but occur from activities which are not owned or controlled/operated by TORM. Scope 3 reporting is an expansion in 2022 of the already reported Scope 1 and 2 emissions. This is to disclose the indirect emissions from TORM's activities.

Scope 3 reporting is an additional voluntary effort creating awareness of our entire value chain enabling us to take ownership beyond our direct business based on data. By including entire value chains, we can understand the knock-on effect of actions to reduce emissions.

For example, efforts to reduce Scope 1 emissions on board our vessels, such as using less fuel to perform our routes, will also positively impact our Scope 3 emissions as less upstream fuel will be consumed. This increased transparency also ripples down to our partners and customers, empowering them with increased emissions transparency in their value chains.

Scope 3: What does it consist of?

SCOPE 3 FOR TORM MEANS …

Emissions which are a consequence of TORM's activities but occur from activities which are not owned or controlled/operated by TORM.

TORM's focus categories

> Cat 1 Purchased goods and services
> Cat 2 Capital goods – vessels and modifications
> Cat 3 Upstream fuel & energy related activities
> Cat 6 Business travel
> Cat 13 Downstream leased assets – T/C out > 3 months


INDIRECT
SCOPE 2
Purchased electricity, steam, heating & cooling for own use
INDIRECT
SCOPE 3
Purchased goods & services
Capital goods
Fuel & energy related activities
Transportation & distribution
Waste generated in operations
Business travel
Employee commuting
Leased assets
Company facilities
Vessels
DIRECT
SCOPE 1
Investments
Franchises
Leased assets
End-of-life treatment of sold products
Use of sold products
Processing of sold products
Transportation & distribution
INDIRECT
SCOPE 3
UPSTREAM ACTIVITIES
Material acquisition & pre-processing
REPORTING COMPANY
Production
DOWNSTREAM ACTIVITIES
Distribution & storage; End-of-life

Enhancements in 2022

TORM's process on Scope 3

A two-phase process using the Green House Gas Protocol's 15 categories for Scope 3 emissions was conducted. First, we made a mapping of our value chain, and a screening of all 15 categories was performed based on five criteria which considered the number of emissions, the degree of influence we have, associated risks, importance to our stakeholders, and if the activity is performed in-house or not. This resulted in the following five categories:

- Category 1: Purchased goods and services
- Category 2: Capital goods – vessels and modifications
- Category 3: Upstream fuel & energy-related activities
- Category 6: Business travel
- Category 13: Downstream leased assets – T/C out > 3 months

In the second phase, emission data for the five categories was refined and categorized as either 'primary/hybrid' or 'secondary'. 'Primary/hybrid' is data where we know the actual quantities consumed combined with industry-specific emission factors; however, these are only provided by a few vendors. Where only one data point was available, a hybrid calculation method was used, and average industry emission factors were applied to the purchased quantities. Where no primary data was available, spend-based consumption data was used to assess Scope 3 emissions, and this was categorized as 'secondary data'.

Following this selection and data collection process, we attained our 2021 and 2022 Scope 3 emissions data and the split between primary/hybrid quantities and secondary quantities. Positively, these consist of a high degree of primary/hybrid data, providing us with a deeper degree of transparency. The following discusses each category and the mechanisms involved.

In 2022, category 2 accounts for most emissions, with 32% compared to 57% in 2021, and a category where 88% of data is primary/hybrid data. For vessel acquisitions, we have used a lightweight methodology as we are not able to acquire the exact emissions data from the shipyards. As this category reflects the emissions linked to vessel purchases and modifications, this number can fluctuate from year to year depending on TORM's vessel purchases. This was the case from 2021 to 2022 where the investment in vessels was significantly lower.

The subsequent significant categories were 1, 3, and 13 – purchased goods and services, upstream fuel and energy-related activities, and downstream leased assets, respectively. For category 1, we have lower data transparency, however, we believe this will improve over time due to the general focus on emissions which our suppliers will experience. Category 3 includes upstream emissions associated with the production and distribution of the bunker fuel for our vessels. With our drive to reduce our Scope 1 emissions by sailing more efficiently, we will inevitably reduce our Scope 3 emissions. Category 13 reflects our commercial decision to focus on the spot market which can fluctuate depending on our decisions to employ the fleet in the spot or time charter market. These emissions will fall in either Scope 1 (spot) or Scope 3 (time charter) depending on the degree of operational control

that TORM holds at different times on different vessels. In 2022, we reduced the time charter ratio. The final category, category 6, relates to TORM's business travel, including seafarers' travel. Our seafarer workforce contributes considerably to these emissions as traveling is a necessary part of operating the vessels. Regardless, we constantly implement best practices and improvements to make the positioning of seafarers as efficient as possible. We have also applied this logic to optimize our shore-based business communication towards online platforms. This focus was accelerated during the COVID-19 pandemic and learnings have continued.



Data types applied within each Scope 3 category
SOURCE: BASED ON TCO2E

Enhancements in 2022

This Scope 3 process has provided us with a deeper understanding of the indirect emissions and how we can move between the different scopes. These improvements also come from working with our partners and suppliers to raise awareness and challenge them to provide their emissions data. To maximize our efforts with this new reporting feature, we engaged ESG expert consultants in the entire process to work closely with TORM.

Next steps
With this increased visibility, TORM will continue to understand the new scope and data and decrease the amount of secondary data by encouraging suppliers to provide the necessary information, thus turning it into primary/hybrid data. Subsequently, we will use this data and our increased understanding to adjust our ways of working to positively impact Scope 3 emissions.

TCFD
Being relevant for tomorrow is just as important as being relevant today. To ensure TORM's position and relevance in the future, we conducted a climate-related scenario analysis in 2022 using the Task Force on Climate-related Financial Disclosures (TCFD) guidelines. This was to assess transitional and physical risks and opportunities and how they might impact the resilience of our company strategy.

We believe in taking advantage of available tools to show our stakeholders and potential investors how TORM is prepared for the future. This also provides TORM with input for focus areas to guide our strategy.

TORM's process
We engaged an external consultancy and developed three climate scenarios to assess TORM's risks and opportunities: Net Zero 2050 (1.5°C), Delayed Transition (1.8°C), and Hot House World (+3°C).

These scenarios were supplemented by data and insights relevant to upstream and midstream oil and gas activities and the transport of refined oil products. They also took into consideration TORM's full value chain including potential production of and demand for renewable energy fuels and technologies.

The scenario analysis process involved senior representatives from TORM's organization and TORM's Board of Directors to fully analyze the consequences of the risks and the opportunities ahead. The risks and opportunities were assessed for financial materiality and their potential impact on TORM's business model and strategy. Four financially material climate-related risks and three financially material climate-related opportunities were investigated.

The findings from the scenario analysis were incorporated into TORM's corporate strategy process to improve its resilience. Further details are outlined in the risk section of this report.

➡ TCFD details are available on pages 75-77

The Task Force on Climate-related Financial Disclosures (TCFD) framework



TORM ANNUAL REPORT 2022

TORM's ESG targets

These targets ensure our collective focus on the same goals and encourage transparency between management, employees, and stakeholders. TORM has committed to the below ESG-linked targets to be relevant to investors, lenders, customers, and other stakeholders. We will elaborate on these targets throughout this report.

2030 Climate target

TORM continues to work on reducing our carbon intensity from -37.1% in 2022 to -45% by 2030 compared to 2008*.

* % reduction compared to the IMO's 2008 base year using the CII reference line using CO_2 g/dwt x nm.



2050 Climate ambition

TORM is pursuing an ambitious climate agenda, whereby we will have zero CO_2 emissions from operating our fleet by 2050.



ZERO emission

2030 Safety target

Safety is measured as a long-time accident frequency per million exposure hours. In 2022, TORM's safety performance was 0.42, and our target for 2030 is 0.30.



2030 Leadership diversity target

We believe that diverse teams led by diverse leaders deliver better business performance, and by 2030 at least 35% of our leaders will be female.



Stakeholder engagement and materiality

Stakeholder engagement

Working in close collaboration with our customers and stakeholders is an immense focus for TORM and is key to delivering our ambitious climate targets. Among other things, the stakeholder groups include employees, community, suppliers, customers, investors, and authorities.

Throughout the year, specialists across TORM interact with these stakeholders to ensure an open dialogue. This includes our ongoing dialogue with financial institutions to ensure a high level of transparency in our climate efforts – both ashore and at sea.

As a company, we work with a selection of partnerships sharing the same values and goals as TORM. TORM continued its work in the Mærsk Mc-Kinney Møller Centre for Zero Carbon Shipping which we joined in 2021 as a Mission Ambassador. Here we work with industry partners and knowledge specialists to achieve zero carbon shipping solutions by 2050. TORM is also an active member of industry organizations such as Danish Shipping. These efforts must ensure that TORM is part of the conversation that is important to many of our stakeholders and society at large.

 Engagement and decision-making in TORM are described on pages 115-117

Materiality

As part of our continued efforts to increase transparency in our reporting, we included a materiality assessment in our 2021 responsibility reporting. This assessment has been reviewed in 2022 and is still valid. It will be reviewed again in 2023.

In TORM, we have defined materiality as "social and environmental topics with the largest impact throughout our value chain".

Materiality assessment

TORM's ESG materiality assessment is to identify and prioritize the ESG issues which are most important to and have the most impact on TORM and our key stakeholders. We have defined our key stakeholders as customers, lenders, investors, regulators, employees, suppliers, community, and environment.

Each score is evaluated relative to each other as all the material topics are important to TORM and our key stakeholders. The material topics and the materiality matrix were approved by the Board of Directors.

 **Mærsk Mc-Kinney Møller Center** for Zero Carbon Shipping

 GLOBAL MARITIME FORUM

 GETTING TO ZERO COALITION

 MACN

Stakeholder engagement and materiality



MATERIALITY MATRIX
MOST IMPORTANT ESG-RELATED TOPICS FOR TORM
(SCORING OF TOPICS IS RELATIVE TO EACH OTHER)

A. LEGAL COMPLIANCE   B. HEALTH AND SAFETY   C. SECURITY   D. ENVIRONMENTAL EFFORTS   E. PEOPLE
F. HUMAN RIGHTS AND BUSINESS ETHICS   G. COMMUNITY   H. RESPONSIBLE PROCUREMENT

→ Environmental efforts on pages 30-33

→ Health and safety on page 34

→ Security on page 35

→ People on pages 36-37

→ Community on page 38

→ Legal compliance on page 39

→ Human rights and business ethics on pages 40-41

→ Responsible procurement on page 42

Environment
Environmental efforts

TORM believes in and supports the UN's SDG 13 Climate Action as marine pollution constitutes the largest environmental risk in the shipping industry.



TORM has dedicated resources, time, and focus to minimize its sea and atmospheric pollution. It also employs a broad range of tools and means to achieve its ambitious emissions reduction goals.

2022 fuel consumption and energy efficiency

TORM has relentlessly worked on the ambitious environmental goal of reducing our carbon footprint by deploying effective strategies and efficient technologies across our value chain. This is done to reduce both our carbon intensity, address how efficiently our vessels transport its cargo, and the subsequent carbon emissions. These ambitions support IMO's Green House Gas Strategy which envisages a reduction in carbon intensity of international shipping of at least 40% by 2030.

Our decarbonization efforts in 2022 have enabled us to reduce our carbon intensity, measured through the IMO defined methodology using Annual Efficiency Ratio (AER), by 37.1%. This reduction is compared to the IMO baseline of 2008. We are on track to achieve our goal of a 40% reduction in carbon intensity by 2025.

These decarbonization strategies and technologies also produce commercial benefits and synergies, which our closely connected and integrated One TORM platform enables us to capture.

Superior operating platform

TORM's fleet is effectively managed on the in-house integrated operating platform known as One TORM. Operations are conducted jointly for the entire fleet to reap synergies across vessel classes. Daily engagement with the vessels continues to create significant value to encourage and support best practice behavior regarding energy consumption. In addition, the efforts ensure that corrective actions can be taken swiftly, if needed. The strategic choices section elaborates on how this platform operates and the synergies it produces.

 Read more about our superior operating platform on page 18

Vessel performance optimization and behavior

Over the years, TORM has gained a lot from information and data sharing to improve learnings, both ashore and on board our vessels. This concept has been taken further and thereby contributed to our performance in 2022 as well. TORM initiated the NEXUS project that considers all processes influencing fuel efficiency, not only vessel engine performance but also voyage planning, hull performance,

and much more. It aims to be a central tool providing transparency through live data to the various stakeholders and to improve decision-making. The Connected Machinery project is one of the first elements which provides automated vessel data and energy optimization guidance, allowing the crew to proactively make the right decisions on matters impacting fuel efficiency.

This has been tested on 18 vessels during 2022 and has contributed learnings towards improving the tool. During 2023, it is expected that 40-60 vessels will have the tool installed, and it is expected to be completed by 2024.

Technologies

In 2022, we continued our journey of improving the hull of our vessels to make them glide easier through the water, thereby requiring less power and producing less emissions.

One method to improve vessel hulls is applying a silicon coating. Traditional hull coatings have higher roughness, which requires more power to move the vessel through water. Silicone-based coatings provide a very smooth and low-friction surface with a higher resilience towards fouling organisms sticking to the hull. TORM has increased the number of vessels with this coating that has now been applied to more than 50 vessels.

Environment
Environmental efforts

Before painting the hull, grit blasting the hull is very important. This results in a reduction of roughness and a much smoother surface, and thereby less water resistance. This way both CO_2 and fuel consumption are reduced. For example, the impact on our largest LR2 vessels is that we can save up to 120 tons of CO_2 emissions per vessel every single year.

120 tons

CO_2 emissions saved on an LR2 vessel when grit-blasted prior to hull painting

Industry collaboration
To harness momentum and synergies, TORM continued to be an active contributor in several industry collaborations. This involves active participation in Danish Shipping through which TORM aims to impact the decision-making in IMO in relation to ongoing discussions on the implementation of CO_2-related regulations. This work also continued in 2022 with the innovation partnership, ShippingLab (a non-profit platform for maritime research), for development and innovation with 30 partners from across the maritime industry. TORM was actively involved in two projects that were concluded in 2022.

Again in 2022, TORM supported and engaged in the Mærsk McKinney Møller Institute for Zero Carbon Shipping as a Mission Ambassador to research ways to grow in a more

operationally, commercially, and sustainably viable way. We continued our participation in the Getting to Zero Coalition, a collaboration between the Global Maritime Forum and the World Economic Forum.

People competencies
People have a considerable influence on how effective our sustainability technology works. Therefore, equipping them with the training and competencies to optimize relevant technology is as important as the technology itself. To achieve this, we train our crew to have the right skills.

To ensure key crews on board have the latest vision for energy and fuel efficiency technologies, the annual junior and senior officer seminars dedicate time to share, discuss, and challenge upcoming technologies. This gives an understanding of the processes and capabilities, but it also provides insight into what the shore-based technical team is working on.

To build competences for the decarbonization journey, we also focus on the next round of officers. Prior to an officer being promoted to Captain or Chief Engineer, the officer attends a promotion assessment training which involves two weeks in a TORM office where the officers get fully acquainted with all departments with a specific focus on the technical decarbonization work, tools, goals, and upcoming innovations. Addressing behavior and the impact on our performance is a key focus area.

In addition, our shore-based technical team provides an approachable point of contact to virtually troubleshoot

problems by using their expert knowledge. Our seafarers thereby have access to easy and timely assistance and can quickly solve matters and secure optimal vessel performance.

ME Production acquisition
In 2022, TORM purchased an ownership stake of 75% in ME Production (MEP), a Danish industrial company specializing in developing and producing advanced and green marine equipment. The new partnership is built on a year-long collaboration between TORM and MEP with the two companies working closely together, especially in relation to TORM's substantial exhaust gas cleaning (scrubber) commitment.

This partnership supports TORM's environmental goals both now and going forward. With environmental innovation we aim to be able to be in the forefront when it comes to assets that will support us in minimizing the harm of the environment and to the benefit of TORM in the longer term.

Environment
Environmental efforts

Combining the experience and engineering resources at MEP with the operational excellence at TORM will help TORM in achieving its environmental targets by creating energy optimization devices. One such technology is heat pumps that use the vessels' own waste heat to heat other machinery, water, and other vessel parts.

In 2022, this technology has been tested on one vessel with positive results. Benefiting from the pilot project, clear improvements are visible to enhance this even further.

We expect this to be tested further with the potential roll out across the fleet where more benefits can be reaped. MEP technology and expertise in building such innovations will be critical.

Decarbonization is a journey

Over the years, TORM has outperformed its set emissions targets. Therefore, TORM is pushing fast forward on our environmental efforts and will reduce our carbon intensity by 40% by 2025 – instead of by 2030. The baseline for the target is in line with the definition set forth by the International Maritime Organization, IMO, which defined how this should be measured and calculated.

Our people

Committing to these challenging targets requires support from several aspects. One aspect is our people. Therefore, investing in our people by enhancing their knowledge of new and upcoming technologies is important for this long-term journey to extract the value of new energy and fuel solutions. TORM will thus strengthen and enhance our superior operating platform to harness synergies allowing us to optimize our vessels' energy and fuel performance.

New fuels

Another aspect will be industry research on new fuel sources for vessels.

Read more details about TORM's investments to support the goal of zero emissions under our strategic choice of Greener Future.

➡ Long-term decarbonization on page 17

Decarbonizing shipping



Environment
Environmental efforts

Innovation and technology will be key
TORM maintains its focus on the optimization and efficiency of our fleet by applying a broad set of operational and technical improvements. These efforts include smaller investments with short payback time and also larger investments with an expected larger impact.

Variable frequency drives
An example of innovation is the use of variable frequency drives (VFD) for cooling pumps on board vessels which can reduce energy consumption. There are always cooling systems on board vessels, and these are designed for the extreme conditions that the vessels may experience. However, as vessels do not constantly operate in these extreme conditions, these systems can be managed more efficiently. The VFDs control the cooling systems' capacity according to its situation and thus run the systems more efficiently. For example, the VFDs can be used to optimize the air conditioning on board which saves power and also creates a more stable and comfortable temperature for the crew on board. The VFD program is 95% completed across our fleet.

Air lubrication system
During autumn 2022, we installed the first air lubrication system on one of our LR2 vessels. Air lubrication is a system which blows out microscopic air bubbles at the bottom of the vessel, creating a layer of air between the vessel and the water. Air lubrication is expected to enable a reduction in friction and in CO_2 emissions of approximately 5% per vessel. If the tests confirm the desired outcome, we expect this technology to be rolled out on several vessels.

Route optimization
An accurate weather forecast is one of the most important tools for a sailor. Optimizing a vessels' voyage is essential to any shipping company. And we always strive to do even better - for our business and for the environment. Therefore, TORM has further developed an in-house algorithm model designed to optimize the voyages. This continuously provides our captains and their crew with updated routes, considering factors such as wind, waves, freight markets, and bunker prices. This helps to ensure that every journey is as safe and efficient as possible, while keeping emissions as low as possible.



Social
Health and safety

The majority of our workforce are seafarers, and therefore healthy and safe conditions on board our vessels are crucial.

Audits

TORM resumed physical audits on board in 2022, providing an increased personal contact and engagement with our crew. This enabled the timely takeover of our newly acquired vessels. Because of the effectiveness of the One TORM platform, audits, inspections, flag changes, etc. have been completed successfully during the time of the COVID-19 pandemic. This includes taking over vessels and delivering vessels to new owners.

SIRE inspections

Inspections ascertain the health of our vessels, and TORM uses SIRE inspections overseen by the OCIMF (Oil Companies International Marine Forum). In 2022, OCIMF initiated a revamped SIRE 2.0 inspection and assessment regime for the tanker industry. In TORM, this has been prioritized and will be in place prior during the first half of 2023.

Lost Time Accident Frequency

Lost Time Accident Frequency (LTAF) is a measure of serious work-related personal injuries which result in more than one day off work. LTAF is measured per million hours of work. TORM's LTAF measure in 2022 was 0.42 (2021: 0.37).

Once the pandemic subsided, we increased the number of physical visits on board. TORM also conducted additional activities such as physical seminars, virtual town halls, and information-sharing sessions and deployed thorough review and analysis of data such as "near-miss" for better insight. A high number of near-miss reports indicate that the organization proactively monitors and responds to risks.

Safety

Our safety policy is rooted in the regulations by the Danish Maritime Occupational Health Service. In 2022, TORM continued with its 'One TORM Safety Culture – driving resilience' program which defines standards and expectations for excellent performance. TORM also continued the "Safety Delta" tool, continuous crew evaluation, dialogue, reflection, and development. All vessels have completed three Safety Delta cycles in 2022.

In 2022, we could resume physical onsite officer seminars in Copenhagen and Mumbai, and another seminar was held in the Philippines in January 2023. Shore and sea-based colleagues came together to discuss and align on our business strategy. A total of 160 senior officers attended the conferences.

Officer safety training

TORM continued to conduct safety leadership courses for senior officers on board. The course includes workshops for all senior officers and key marine shore staff and focuses on how to be a good leader when it comes to safety.

TORM increased the number of junior officer safety trainings in 2022 which covers the mindsets, competencies, and behaviors needed for safe operations. This course serves as a supplement to the safety leadership course for senior officers as junior officers should be prepared for their future ambassador roles.

TORM took over eight Team Tanker vessels in 2021 and by early 2022, all the crews had participated in the TORM Safety Delta self-assessment program, and all senior officers had been involved in the senior officer safety training and officer seminars.



Lost Time Accident Frequency (LTAF)

SOURCE: TORM

Social
Security

Security

TORM's response to piracy is founded on the Best Management Practice, which is the industry guideline for companies and vessels sailing in areas with increased risk. In 2022, TORM experienced three minor incidents. No persons were harmed during these incidents.

Throughout the year, the security situation and developments in the various risk areas have been monitored closely, and actions have been taken to safeguard TORM's seafarers and vessels. The main area of concern remains the Gulf of Guinea. This is despite the fact that reported incidents have dramatically decreased in comparison to previous years. However, the root cause of piracy in the region has not been eradicated, so piracy remains a threat. TORM has adapted its procedures to the changing threat levels across all areas called at by TORM vessels.

The security situation in certain areas is affected by changes in geopolitical situations. TORM will continue monitoring the situation globally and implement adequate precautionary measures for risks identified.

.



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People

People and culture play an essential role in TORM, and it is important for TORM to develop employees within their potential, which positively influences our employee retention, talent acquisition, and brand value. The pandemic challenged the way we work, but we have now adjusted to a post-pandemic world, and we use our learnings to improve the way we work.

In 2022, TORM increased awareness of its zero-tolerance towards harassment. Although not accepted, we must ensure our people have the right tools to handle such situations. An online training course, including reflection, was rolled out to all seafarers and shore-based colleagues to explain the different types of harassment, what to do if it occurs, and what tools are available to support them.

At sea
Improving workplace and well-being
To nurture the close relationship between sea and shore-based colleagues, we re-established the physical induction of new seafarers and physical training in 2022 – taking the best of both online and offline worlds.

The "Well at TORM" program, focuses on the well-being of our seafarers by increasing engagement, mental resilience, physical health, and embracing socialization among the crew, has proven to be successful. More than half of our seafarers are actively participating in this program.

The mealtime for our seafarers is not just important sustenance and nutrition, it is also a time to socialize and nurture the unique tightknit group on board. Therefore, in 2022, we changed the main global catering supplier to ensure this time is even more enjoyable and healthy.

In 2022, TORM implemented a new Marine HR management system to bring our seafarers and shore-based organization closer in daily operations. This platform provides more transparency of status, current and upcoming contract planning, and wage details. The system also facilitates a smoother travel expense process.

In 2022, we have worked to improve our crew engagement survey. This survey allows us to gauge the temperature of our seafarers to understand what support they need. The results highlighted that our seafarers have a very positive relationship with leadership and teams and have high job satisfaction. Senior management is involved in evaluating the results to gain attention and focus for actions. The survey covers questions about their connection with the Company, team and manager, their personal well-being, and job satisfaction.

At the end of 2022, TORM employed 3,218 seafarers and increased the retention rate for senior officers to 95%. Thus, TORM demonstrated compliance with customer requirements in ensuring the right level of experience among senior officers per vessel across the fleet (the so-called officer matrix compliance).

Ashore
In 2022, we continued our bi-annual real time data engagement survey. 98% of all shore-based employees responded to the November survey which resulted in an engagement score of 8.4 out of ten. The overall positive outcome of the survey was maintained from previous years and positions TORM in the top quartile of companies across all industries using the same platform. Our ambition is to improve and nurture the culture needed to fulfill our ambitious strategy and develop initiatives which matter to our employees.

Employee health and well-being
During 2022, we formalized the remote work setup as a post-COVID work practice. This derives from the 2021 employee engagement survey and the practices' success during the pandemic. We expect this opportunity to provide more flexibility for a global team and their work/life balance.

We are consistently focusing on employee health and well-being – physical and mental. Therefore, the stress awareness training initiated in 2021 was rolled out across all offices in 2022. Through in-depth knowledge, a common language, and targeted tools, all employees are equipped with the tools required to spot and mitigate stress.

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People

Diversity

In TORM, it is our policy to work towards a diverse workforce irrespective of gender, religion, sexuality, nationality, ethnicity, or disabilities. A diverse workforce provides a balance of voices and thought that inspires innovation and creativity.

In 2022, we continued to participate and drive the aim of Danish Shipping's taskforce for more women at sea. In this work group, we have incorporated 10 recommendations into processes and procedures as best practice. The recommendations include setting gender diversity targets, supporting women through family-friendly policies, and rethinking the recruitment process.

Also in 2022, we piloted a system with our Danish female seafarers to enhance their network by making use of experienced women seafarers in other parts of our organization and additional mentoring for the unique

lifestyle at sea. Learnings from this pilot project will build a tool that can be used to support diversity.

Gender diversity

We actively monitor the representation of females in the workforce and in leadership. At the end of 2022, the proportion of female full-time employees in the shore-based workforce was 35%, while women in leadership positions constituted 21%. TORM has a target for 2030 of 35% women in leadership positions. At the end of 2022, the Board of Directors consisted of four male members and one female member elected at the Annual General Meeting. Since 2020, the Board of Directors has fulfilled its target of 20% female Board members (1 out of 5).

This section also constitutes the Danish statutory reporting on gender distribution in management.

Geographical diversity of seafarers in %
TOTAL NUMBER OF SEAFARERS AT THE END OF 2022: 3,218



Southeast Asia 49.7%
Other 0.2%
Europe 9.5%
India subcontinent 40.6%

In 2022, we continued our strategy to employ seafarers with different nationalities as we believe that diversity on board is an important foundation for high performance, while keeping focus on cooperation and a safe working environment.

Diversity of permanent employees

	Male	Female
Non-executive Directors of the Company	3	1
Executive Directors of the Company	1	
Senior executives	3	-
Managers not listed above (managers with one or more direct reports)	135	21
Other permanent employees of the Group	174	108

Social
Community



TORM is a long-standing supporter of maritime education in India and in the Philippines, and it is therefore natural for TORM to support SDG 4 Quality Education.

TORM believes that education is one of the best ways to nurture future competences and build a strong pipeline for the industry. Additionally, by contributing to society, TORM builds a sense of trust and pride in our colleagues, resulting in higher retention and positive brand recognition.

Education foundation in the Philippines

The TORM Philippines Education Foundation (TPEF) is a foundation set up by TORM Philippines in 2007 to support education in the Philippine community. During the educational year 2022-2023, we supported:

- 38 scholars studying in various colleges and universities
- 24 apprentices (one female and 23 male) within maritime courses

In addition to these students currently supported during 2022, 12 scholars graduated in 2022 with various degrees in engineering, education, psychology, IT, multimedia arts, and masters in business administration.

The TPEF also intensively invests in the Scholars Development Program which focuses on self-awareness and academic support, how to be an environmental warrior outside the classroom, communication and public speaking,

gender sensitivity and equality, facilitation skills, and a mini-retreat and reflection session with discussion focused on developing emotional intelligence.

Another wing of the TPEF, the Social Development Initiatives, works towards providing relief to better surroundings during troubled times. In 2022, a provision of 130 sets of solar lamps and four sets of solar-powered charging stations was given to an elementary school in the island of Jagoliao, Getafe, Bohol. The school was ravaged by super typhoon "Rai" in December 2021 causing a power outage on the island. A total of 130 students, seven teachers, and the community benefited from the project.

Education support in India

TORM India funds specific projects under selective social causes, and since 2018 TORM India has worked closely with three organizations to achieve the purpose:

- SAMPARC – an organization taking care of disadvantaged children across India
- BAIF – an organization working towards upgrading and providing rural infrastructure
- Akshayshakti – an organization looking to improve the lives of students, welfare, and abandoned children

In 2022, TORM supported the construction and furnishing of one of the Zhilla parishad schools, state-run secondary schools, in India.

TORM sponsors 33 students at SAMPARC and assists them with their basic needs, including school equipment and certain living expenses. With a focus on meeting the hygiene needs of children at Bhaje, TORM sponsored a toilet block construction in 2022. In keeping with the annual tradition, a team from TORM India visited SAMPARC Bhaje to celebrate Deepawali and distribute presents to all the students.

TORM believes that better infrastructural support and more extracurricular activities nurture a holistic education for students. In April 2022, TORM sponsored the construction of a new school at Nalasopara, Mumbai. To further support education infrastructure, TORM has committed to adding an additional floor to the school building.

Additionally, TORM has committed to constructing toilet blocks and paver blocks in Dahanu, Maharashtra to assist pre-nursery schools. Continuing our efforts to have a positive impact on society, TORM is currently evaluating several more projects in and around Mumbai, specifically aimed at helping young girls.

Governance
Legal compliance

For TORM, good corporate governance represents the framework and guideline for business management. The aim is to ensure that TORM is managed in a proper and an orderly manner consistent with applicable legislation and codes. This complements our commercial purpose to ensure we meet the high expectations of our investors, customers, and other stakeholders.

Legal compliance is essential to TORM and to our stakeholders. International transport of refined oil products is a highly regulated area, and full compliance with all applicable rules and regulations at all times is a necessity for operating successfully in our industry.

TORM's compliance with all applicable sanctions requires constant focus as any violation may have a significant business impact. The same applies to compliance with applicable rules and regulations in relation to (without limitation) health, safety and environment, anti-bribery and corruption, competition/anti-trust, as well as employment and labour. Legal compliance is often closely linked to other areas included in the materiality matrix and is also separately included.

The Governance section describes TORM's framework and governance model, designed to ensure TORM's continued ability to operate successfully.

   Governance section on pages 79-123

Data Ethics Policy

TORM's business model, the One TORM platform, uses advanced analytics and digital solutions in which large amounts of data are processed. TORM's Data Ethics Policy confirms TORM's commitment to our defined data ethics principles, and it defines how we collect, store, and process data.

TORM wants to maintain high ethical standards for the protection of our data, and we want our handling of all data to be beneficial and value-adding to our customers, employees, business partners, authorities, and other stakeholders.

Our treatment of data must be robust to prevent any unintended disclosure. TORM's data security measures include a variety of guidelines and defined processes as well as technical and human controls.

TORM generally does not collect, store, or handle data in relation to private customers or consumers. The data which TORM collects and stores is mainly commercial data, relevant to the operation of our owned and chartered vessels. Such commercial data includes without limitation global trade flows, trading patterns, cargo types, weather patterns, port data, etc. and may be generated internally or obtained from external sources.

To ensure that TORM and our employees uphold these high standards, clear instructions are available for how employees should handle personal data. To ensure that employees understand and are kept updated on TORM's obligations such as sanctions, they are annually asked to confirm that they have read and will comply with the Business Principles and associated policies.

Governance
Human rights and business ethics

Business ethics

Transparency and accountability are key to TORM's way of doing business, and these values play a central role in our corporate social responsibility approach. Our approach to responsible behavior is rooted in our TORM Business Principles which have the following five objectives:

- Maintaining a good and safe workplace
- Reducing environmental impact
- Respecting people
- Doing business responsibly
- Ensuring transparency

Anti-corruption and anti-bribery

Corruption and bribery impede global trade and can restrict non-corrupt companies' access to markets. In this way, corruption and bribery have a negative impact on economic and social development. For TORM, the risk of corruption does not mean increased costs alone. Corruption also exposes TORM's seafarers to safety and security risks and poses a potential risk to TORM's legal standing and reputation.

TORM does not accept corrupt business practices, and as part of its compliance program TORM has a policy on anti-bribery and anti-corruption, which supports TORM's Business Principles.

It is TORM's policy to conduct all business in an honest and ethical manner. TORM has a "zero tolerance" approach to bribery and corruption, and TORM is committed to acting professionally, fairly, and with integrity in all business

dealings and relationships, wherever TORM operates. TORM will uphold all laws relevant to countering bribery and corruption in all the jurisdictions in which TORM operates.

TORM has three elements which it leverages to continue a high level of transparency and accountability of its anti-corruption and anti-bribery policy. One being strict employee guidelines and processes to prevent and manage anti-corruption and anti-bribery, the second being specific reporting processes, and the third being compulsory e-learning courses. TORM further complies with SOX regulations according to which employees must complete training and confirm adherence to the policies and guidelines, ensuring 100% compliance. This training was enhanced again in 2022 by MACN to ensure its relevance.

Since 2011 when TORM co-founded the Maritime Anti-Corruption Network (MACN), TORM has been taking a joint stand with the industry against the request for facilitation payments which exists in many parts of the world where TORM conducts business. Best practice is shared between members of the network, and members align their approach to minimizing facilitation payments. MACN seeks support from government bodies and international organizations to eliminate the root causes of corruption. TORM is committed to addressing corrupt business practices among stakeholders by supporting this cross-sector approach. In 2022, TORM actively engaged at a MACN working forum with 200+ members to continue sharing experiences, best practices, and solutions to the current issues facing companies.

In addition to its efforts within MACN, TORM continued to strengthen its companywide anti-corruption policies in 2022 to mitigate the risk of bribery and corruption. TORM has continued its anti-corruption training program, which includes mandatory anti-corruption courses for all shore-based staff and all officers on board TORM's vessels. With the reduced risk of COVID-19 in 2022, we had the enhanced access to share and stress the importance of this at the physical officer seminars held at key TORM offices. The training targets new hires as well as existing employees and must be repeated annually. TORM will continue these efforts in 2023.

Since 2006, TORM's Board of Directors has provided a whistleblower facility with an independent lawyer as part of the internal control system. In 2022, the whistleblower facility received three notifications, which were investigated and closed without any critique or requirements for new measures.

Governance
Human rights and business ethics

Human rights

With the TORM Leadership Philosophy, TORM's Business Principles, and the commitment to the UN Global Compact, TORM is committed to respecting human rights as outlined in the United Nations Guiding Principles on Business and Human Rights.

stays, TORM has a supervision team consisting of 4-6 TORM employees or externals representing TORM to ensure work is carried out in line with TORM standards.

TORM respects employees' right to associate freely, to join – or not to join – unions and to bargain collectively. TORM offers equal opportunities for its employees as stated in TORM's Business Principles. Zero claims or offenses have been reported regarding human rights in 2022.

2009

TORM signed the UN Global Compact

TORM recognizes that implementing the necessary policies and respective processes to be in line with the requirements of the UN Global Principles is part of an ongoing effort. Going forward, we will continue to promote human rights-related policies and processes.

The most material risk for human rights abuses is related to TORM's supply chain. TORM complies with the International Labor Organization's Maritime Labor Convention, an international set of standards on labor conditions at sea, which was ratified by 30 countries in 2012. All vessels under TORM's technical management are audited and certified as required under the Maritime Labor Convention of 2006. To enforce and promote the importance of human rights on how TORM performs business at large projects such as newbuildings or yard



Governance
Responsible procurement

Responsible behavior throughout the organization is central to TORM's business, management practices, and corporate culture.

Our supply chain is important to achieve our goals, and we must ensure that our quality standards and responsibility efforts are extended and improved throughout it. We expect our suppliers to comply with recognized international standards and work to improve human rights, labor conditions, impact on the environment, safety, corruption, and quality.

As a long-standing member of the UN Global Compact, TORM remains committed to protecting its employees, assets, reputation, and the environment by maintaining the highest possible standards. Transparency and accountability are central parts of TORM's way of doing business.

TORM signed the UN Global Compact in 2009 as the first shipping company in Denmark to commit to the internationally recognized set of principles regarding health, safety, labor rights, environmental protection, and anti-corruption. This also means that TORM reports on its social and environmental performance on an annual basis to ensure progress and accountability to stakeholders.

Because of TORM's commitment to integrate responsibility in all business practices, a revised set of Business Principles has been introduced. The Business Principles ensure

alignment between our values, as outlined in the TORM Leadership Philosophy, and the policies that ensure appropriate behavior, which cannot be deviated from. This relationship applies to policies within all operations, including those related to sustainability. TORM also applies its Business Principles when dealing with subcontractors and suppliers. TORM's Business Principles emphasize our commitment to promote responsible business principles in our supply chain. Therefore, TORM is compliant with the UK Modern Slavery Act.

TORM is certified according to ISO 14001:2015, and in accordance with the requirements of our certifications, we constructed a supplier assessment questionnaire and supporting process in 2021. In 2022, this assessment process was rolled out, and initially it focuses on the suppliers with the highest spend. This is to allocate resources to the areas with the largest potential risks and impacts.

The main purpose of the first supplier assessment is to establish a baseline and understand the status of our suppliers to facilitate a dialogue with them about how we together can extend and improve the quality of sustainability efforts. In some situations, there may be areas where we will work with a particular supplier to align with TORM requirements.

The questionnaire consists of a range of questions related to their business within the following main categories:

- Company information
- Quality management
- Performance
- Training
- Human rights and labor
- Environment, health, and safety
- Business ethics
- Complain procedure

In 2022, TORM has individually followed up on each questionnaire response to ensure their completeness. TORM will, when possible, conduct site visits to audit the categories in the questionnaire or conduct a remote audit. This document can also be used as a guide for all TORM suppliers to self-assess their compatibility with TORM standards.

This is a live document and is constantly incorporating improvements and adapting to the latest regulations. The questionnaire and process will be further developed in 2023.

 Anti-corruption and anti-bribery on page 40

SASB marine transportation industry standard

Topic	Accounting metric	Unit	2022	2021	Code
Greenhouse Gas	Gross global Scope 1 emissions	Metric tons (t) CO_2e	1,363,076	1,081,027	TR-MT-110a.1
	Discussion of long-term and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets		See pages 15-17, 19, 22-27, 30-33	See pages 22-27, 34, 40 in AR 21	TR-MT-110a.2
	1) Total energy consumed	Gigajoules (GJ)	19,265	17,672	TR-MT-110a.3
	2) Percentage heavy fuel oil	Percentage (%)	53	50	TR-MT-110a.3
	3) Percentage renewable	Percentage (%)	0	0	TR-MT-110a.3
	Average Energy Efficiency Design Index (EEDI) for new vessels	Grams of CO_2 per ton-nautical mile	3	3	TR-MT-110a.4
Air quality	Air emissions of the following pollutants: 1) NO_x (excluding N_2O)	Metric tons (t)	n/a[1]	n/a[1]	TR-MT-120a.1
	2) SO_x	Metric tons (t)	1,785	1,533	TR-MT-120a.1
	3) Particulate matter (PM10)	Metric tons (t)	n/a[1]	n/a[1]	TR-MT-120a.1
Ecological impacts	Shipping duration in marine protected areas or areas of protected conservation status	Number of travel days	n/a[1]	n/a[1]	TR-MT-160a.1
	Percentage of fleet implementing ballast water: 1) exchange	Percentage (%)	12	27	TR-MT-160a.2
	Percentage of fleet implementing ballast water: 2) treatment	Percentage (%)	88	73	TR-MT-160a.2
	Number of spills and releases to the environment 2)	Number	0	0	TR-MT-160a.3
	Aggregate volume of spills and releases to the environment 3)	Cubic meters (m^3)	0	0	TR-MT-160a.3

The emission figures in this report represent TORM's findings to the best of our knowledge given today's methodology used by TORM and aligned with current IMO methodology. TORM is continuously committed to improving the methodology and advancing transparency in reporting as well as to following best industry practices on emissions reporting. In 2021, we allocated the emissions related to T/C out to gross global Scope 1 emissions as we did not report on Scope 3. In 2022, we report on Scope 3 and have reallocated the part included in Scope 1 in 2021 to Scope 3 in 2021. SO_x emissions for 2021 have been adjusted slightly due to updates to the methodology.

[1] Data unavailable. Assessment of feasibility of disclosure is ongoing.
[2] Our definition of spills is based on ITOPF.
[3] We report total volume of spills as the estimated aggregate volume of all spills as defined above. We do not do netting of the amount of such material that was subsequently recovered, evaporated, or otherwise lost as required by SASB standard TR-MT-160a.3 -2.1.

SASB marine transportation industry standard

Topic	Accounting metric	Unit	2022	2021	Code
Employee Health & Safety	Lost Time Incident Rate (LTIR)[1]	Rate	0.42	0.37	TR-MT-320a.1
Business ethics	Number of calls at ports in countries that have the 20 lowest rankings in Transparency International's Corruption Perception Index	Number	18	13	TR-MT-510a.1
	Total amount of monetary losses as a result of legal proceedings associated with bribery or corruption	USD	0	0	TR-MT-510a.2
Accident & Safety Management	Number of marine casualties[2]	Number	1	1	TR-MT-540a.1
	Percentage classified as very serious[2]	Percentage (%)	0	0	TR-MT-540a.1
	Number of Conditions of Class or Recommendations	Number	3	7	TR-MT-540a.2
	Number of port state control: 1) deficiencies	Ratio[3]	0.71	0.55	TR-MT-540a.3
	Number of port state control: 2) detentions	Ratio[3]	0.01	0.00	TR-MT-540a.3
Activity metrics	Number of shipboard employees	Number	3,218	3,420	TR-MT-000.A
	Total distance travelled by vessels	Nautical miles (nm)	4,568,294	4,398,088	TR-MT-000.B
	Operating days	Days	29,610	28,717	TR-MT-000.C
	Deadweight tonnage	Thousand deadweight tons	5,034	4,746	TR-MT-000.D
	Number of vessels in total shipping fleet	Number	78	84	TR-MT-000.E
	Number of vessel port calls	Number	2,428	2,514	TR-MT-000.F
	Twenty-foot equivalent unit (TEU) capacity	TEU	n/a	n/a	TR-MT-000.G

[1] Instead of LTIR, we report on LTAF (LTIF) which is an industry norm based on OCIMF guidelines on injury reporting. The rate per one million man hours is the most common unit in respect of LTAF.

[2] Our definition of marine casualty is based on the IMO Casualty Investigation Code Ch 2 -2.9, and very serious marine casualty is based on IMO Casualty Investigation Code Ch 2 -2.22.

[3] We report the number of port state control deficiencies and detentions as a ratio instead of a number. It is the industry norm to report port state control performance as a ratio as it provides important context to the metrics. The ratio is calculated as the number of deficiencies (or detentions) divided by the total number of PSC inspections.

Environmental indicators

Indicator	Unit	2022	2021	2020
Greenhouse gas (GHG) emissions				
Direct GHG emissions (Scope 1)	Tons CO_2e	1,363,076	1,081,027	1,257,468
Indirect GHG emissions – owned (Scope 2)	Tons CO_2e	448	486	434
Indirect GHG emissions – not owned (Scope 3)	Tons CO_2e	607,961	1,238,479	Not calculated
Total GHG emissions [1]	Tons CO_2e	1,971,485	2,319,991	1,257,902
Energy consumption				
Heavy fuel	Tons	252,012	216,610	170,907
Low-sulfur heavy fuel	Tons	136,329	126,371	174,836
Marine gas oil	Tons	84,086	88,978	80,865
Office consumption				
Electricity consumption	kWh	659,476	514,461	445,093
Water consumption	m3	4,062	3,875	3,268
Greenhouse gas (GHG) emissions - Fleet				
CO_2 emissions, AER – total fleet	g/dwtxnm	5.15	5.05	5.34
CO_2 emissions, AER – LR2	g/dwtxnm	3.68	3.72	4.10
CO_2 emissions, AER – LR1	g/dwtxnm	4.73	4.33	4.66
CO_2 emissions, AER – MR	g/dwtxnm	6.09	5.83	6.02
CO_2 emissions, AER – Handysize	g/dwtxnm	8.37	7.23	7.52
CO_2 emissions, EEOI – total fleet	g/cargoxnm	10.88	10.64	11.17
CO_2 emissions, EEOI – LR2	g/cargoxnm	8.13	8.67	8.07
CO_2 emissions, EEOI – LR1	g/cargoxnm	9.38	8.95	9.43
CO_2 emissions, EEOI – MR	g/cargoxnm	12.69	11.80	13.06
CO_2 emissions, EEOI – Handysize	g/cargoxnm	21.29	15.24	15.07

The emission figures in this report represent TORM's findings to the best of our knowledge given today's methodology used by TORM aligned with current IMO methodology. TORM is continuously committed to improving the methodology and advancing transparency in reporting as well as to following best industry practices on emissions reporting. In 2021, we allocated the emissions related to T/C out to direct GHG emissions (Scope 1) as we did not report on Scope 3. In 2022, we report on Scope 3 and have reallocated the part included in Scope 1 in 2021 to Scope 3 in 2021.

[1] The total CO_2 emissions are significantly lower in 2020 compared to 2021 and 2022 because Scope 3 emissions have not been calculated for 2020.

Social indicators

Indicator	Unit	2022	2021	2020	Further information
Our employees					
Total number of seafarers	Headcount	3,218	3,420	3,023	Annual Report 2022
Total number of employees (shore-based)	Headcount	355	348	345	Annual Report 2022
Diversity – shore-based employees					
Total women in leadership	%	21	22	21	Annual Report 2022
Gender with lowest representation (women)	%	35	37	36	Annual Report 2022
Diversity – seafarers					
Total women in leadership	%	2	1	1	Annual Report 2022
Gender with lowest representation (women)	%	1	1	1	Annual Report 2022
Health & Safety					
Fatalities	Headcount	0	0	0	Annual Report 2022
Lost Time Accident Frequency (LTAF)	Per million exposure hours	0.42	0.37	0.65	Annual Report 2022
Ethics					
Sexual Harassment and/or Non-discrimination Policy		●	●	●	Business Principles
Equal and fair opportunity employer		●	●	●	Business Principles
Child and/or Forced Labor Policy		●	●	●	Business Principles
Child and/or Forced Labor Policy covers suppliers and vendors		●	●	●	Business Principles
Human Rights Policy		●	●	●	Business Principles
Human Rights Policy covers suppliers and vendors		●	●	●	Business Principles
Modern Slavery Policy		●	●	●	UK Modern Slavery Act
UN Global Compact Signatory		●	●	●	Responsibility Report
Recycling and Scrapping Policy		●	●	●	

Yes ● / No ●

Governance indicators

Indicator	Unit	2022	2021	2020	Further information
Board of Directors					
Members	Number	5	5	5	Annual Report 2022
Gender with lowest representation (women)	%	20	20	20	Annual Report 2022
Total nationalities	Number	5	5	5	Annual Report 2022
Independence	%	60	60	60	Annual Report 2022
Senior Management					
Members	Number	4	4	4	Annual Report 2022
Gender with lowest representation (women)	%	0	0	0	Annual Report 2022
Total nationalities	Number	1	1	1	Annual Report 2022
Executive Management has their bonus linked to ESG performance		●	●	●	Annual Report 2022
Whistleblower function					
Number of whistleblower notifications received through external system		3	1	3	Annual Report 2022
Number of whistleblower cases reviewed		3	1	3	Annual Report 2022
Ethics					
Anti-corruption Policy		●	●	●	Business Principles
Anti-bribery Policy		●	●	●	Business Principles
Whistleblower Policy		●	●	●	Annual Report 2022
Articles of Association		●	●	●	
Data Ethics Policy		●	●	●	Annual Report 2022
Code of Conduct Policy (Business Principles)		●	●	●	Business Principles

Yes ● / No ●

Definitions

CO_2 emissions (equivalent ton)

The greenhouse gas emissions (GHG) reporting covers Scope 1 (direct emissions from own production), Scope 2 (indirect emissions from the generation of purchased energy) and Scope 3 (emissions indirectly affected but not owned or controlled by TORM) of the Greenhouse Gas Protocol.

TORM uses the operational control principle as our organizational boundary when calculating our Scope 1, Scope 2, and Scope 3 emissions. This has the following implications:

- Upstream emissions from fuel usage in Scope 1 and Scope 2 are accounted for in Scope 3
- Investments with operational control are accounted for in Scope 1. The Marine Exhaust segment is not included in 2022 but will be included from 2023
- In line with our organizational boundary, we consider vessels that are time-chartered out (T/C-out) for less than three months as well as vessels which are time-chartered in (T/C-in) for more than three months as part of Scope 1
- In line with our organizational boundary, we consider vessels that are time-chartered out for more than three months as well as vessels which are time-chartered in for less than three months as part of Scope 3

Scope 1

CO_2 emissions have been calculated based on the consumption of heavy fuel oil and marine gas oil according to IMO's conversion factor for emission per ton. Emissions are calculated for each single vessel and then consolidated. Numbers under the Scope 1 data sheet have been collected on board the vessels or at the offices. The collection is based on actual usage. The vast majority of TORM's Scope 1 emissions are linked to vessel operations with our fleet. Due to the very limited share, emissions from company cars have not been included.

Scope 2

CO_2 emissions generated indirectly from operational activities at the TORM offices are calculated using Danish and World Resources Institute emission factors. Only offices where data is available are included.

Scope 3

CO_2 emissions generated from activities not owned or controlled by TORM, but that we indirectly affect in our value chain. Scope 3 emissions are calculated using a mixed approach where spent-based data as well as supplier-specific and/or activity data are used, and where the relevant emission factors are applied. We are using a variety of data sources for these emission factors where the key sources are DEFRA, WIOD, GLEC, and Ecoinvent.

AER/Carbon intensity (g/dwtxnm)

AER is a measure of efficiency using the total fuel consumption, distance travelled, and deadweight. The measure is defined as grams CO_2 emissions per deadweight-ton-nautical mile. AER is affected by vessel size, speed, duration of waiting time, and port stays.

EEOI (g/cargoxnm)

EEOI is a measure of efficiency using the total fuel consumption, distance travelled, and cargo intake. The measure is defined as grams CO_2 emissions per cargo-ton-nautical mile. EEOI is affected by vessel size, speed, cargo availability, duration of ballast voyages, waiting time, and port stays.

SO_x emissions (ton)

SOx emissions are calculated based on average sulfur content for the different fuel types.

A comprehensive study for TORM by an independent specialist, which compared the emissions from vessels fitted with exhaust gas cleaning systems (scrubbers) to emissions from vessels using low-sulfur fuel, found that the sulfur emissions are reduced to an average of 0.025% when using the exhaust gas cleaning system.

Energy consumption (GJ)

All fuel burned on board the vessels has been converted into energy based on fuel oil analysis results.

Office electricity consumption (kWh)

Electricity consumed indirectly in operating activities at TORM offices excluding the London and the Houston offices.

Office water consumption (m³)

Water consumed indirectly in operating activities at the TORM offices excluding the offices in London, Houston, Mumbai, and New Delhi.

Definitions

Spills

The definition of spills is based on ITOPF. We report the total volume of spills as the estimated aggregate volume of all spills. We do not net the amount of such material that was subsequently recovered, evaporated, or otherwise lost as required by SASB standard TR-MT-160a.3 -2.1.

Deadweight tonnage (based on SOLAS II-1A-Reg 2-20)

Deadweight tonnage is the difference in tons between the displacement of a ship in water of a specific gravity of 1.025 at the draught corresponding to the assigned summer freeboard and the lightweight of the ship.

COC (based on IACS document Classification societies Section B3 Classification surveys)

The requirement that specific measures, repairs, request for survey, etc. are to be carried out within a specified time period in order to retain class.

LTAF or LTIF (based on OCIMF Marine Injury Reporting Guidelines Section 4)

The number of Lost Time Injuries per unit exposure hours. Unit in respect of LTIF is one million man hours. Lost Time Injuries are the sum of fatalities, permanent total disabilities, permanent partial disabilities, and lost workday cases as based on OCIMF Marine Injury Reporting Guidelines Section 3.

Marine casualty (based on IMO Casualty Investigation Code Ch 2 -2.9)

A marine casualty means an event, or a sequence of events, that has resulted in any of the following and that has occurred directly in connection with the operation of a ship:

- the death of, or serious injury to, a person
- the loss of a person from a ship
- the loss, presumed loss, or abandonment of a ship
- material damage to a ship
- the stranding or disabling of a ship or the involvement of a ship in a collision
- material damage to marine infrastructure external to a ship that could seriously endanger the safety of the ship, another ship, or an individual
- severe damage to the environment or the potential for severe damage to the environment, brought about by the damage of a ship or ships

However, a marine casualty does not include a deliberate act or omission with the intention to cause harm to the safety of a ship, an individual, or the environment.

Material damage to ship (based on IMO Casualty Investigation Code Ch 2 -2.16)

A material damage in relation to a marine casualty means:

- damage that significantly affects the structural integrity, performance or operational characteristics of marine infrastructure, or a ship
- damage that requires major repair or replacement of a major component or components
- destruction of the marine infrastructure or ship

Very serious marine casualty (based on IMO Casualty Investigation Code Ch 2 -2.22)

A very serious marine casualty means a marine casualty involving the total loss of the ship, a death, or severe damage to the environment.

Permanent management positions (ex. Directors and senior executives) – shore-based

Total Management other than Directors of the Company (VPs, GMs, Senior Managers and Managers with one or more direct reports). The five Non-Executive Directors are not included as employees of the Group.

Permanent seafarer officers

Defined as officers living in Scandinavia.



Market review

The Russian invasion of Ukraine in 2022 and the consequent EU/G7 sanctions against the Russian oil sector are set to reshape the global crude and oil product trade flows. The subsequent lengthening of trade distances pushed the product tanker market into freight rate levels not seen for years.

The shift in trade patterns following Russia's invasion of Ukraine led the product tanker benchmarks to reach multi-year highs, despite looming risks from the energy crisis in Europe and worsening of the global economic situation. Further support came from strong import demand, especially in Latin America and also regions where refineries had been closed recently, not only adding to ton-mile demand but also contributing to increased ballast distances.

Sanctions on Russia

Russia's invasion of Ukraine on 24 February 2022 triggered several oil market players to self-sanction Russian oil, which was followed by more formal sanction packages introduced by the US, the UK, and the EU. Given the high importance of Russia as a source of the EU's crude oil and diesel imports, it was especially the EU ban on Russian oil which played a major role, scheduled to come into full effect on 05 December 2022 for the crude oil and on 05 February 2023 for refined oil products. The tightness in the diesel market pushed refinery margins to new highs, incentivizing refineries worldwide to maximize diesel output.

The deadline for the EU sanctions against Russian oil products on 05 February 2023 has been one of the main drivers behind strong freight rates in 2022. The EU countries started to look for diesel from sources further afield, such as the Middle East, India, the US, and even

China. At the same time, Russia also needed to redirect some of the lost volume towards Turkey, the Middle East, and North Africa. By the end of 2022, i.e. five weeks before the EU ban on Russian oil products came into full effect, Europe still imported 1 mb/d of refined oil products from Russia. That was down from the peak of 1.3 mb/d in February 2022 but on par with the 2021 average trade volumes. The EU countries stopped importing Russian oil products once the ban on Russia took effect on 05 February 2023. Nevertheless, in anticipation of trade

disruptions due to the oil embargo, European countries increased their imports from the Middle East, Asia, and the Atlantic basin by 25% in 2022, leading to a strong freight rate environment which was not weakened even with lost long-haul naphtha flows from Russia to OECD Asia.

EU/UK clean petroleum product imports by source

SOURCE: KPLER



Tanker freight rates in 2022

SOURCE: CLARKSONS



Market review

Vessel delays in Latin America

Recovering oil demand in Latin America led to increased fuel inflows to the region, exceeding the discharging capacities. This led to temporary logistical floating storage tying up vessels, especially during the second and third quarters of the year.

Changes in the refinery landscape

In addition to the geopolitical tensions in Europe and the consequent shifts in trade flows, changes in the refinery landscape contributed to the strong freight rate environment in 2022. The closure of two out of four refineries in Australia at the end of 2021 and the sole refinery in New Zealand in April 2022 led to a 22% increase in the region's fuel imports in 2022, not only adding to the ton-mile demand but also contributing with longer ballast distances. At the same time, permanent and temporary refinery closures in South Africa increased the country's fuel imports by more than 20%.

China product export quotas

China's product exports remained at low levels throughout the year until new and high product export quotas were released in the last quarter of 2022. This brought the level of China's refined product exports to an all-time high level in the fourth quarter of 2022. Although most of the Chinese exports remained within Asia, flows to Europe reached record high levels, facilitating Europe's shift away from Russian diesel and contributing with a strong ton-mile effect.

Active LR2 swing tonnage

While the product tanker market experienced elevated rates across the vessel classes, the crude tanker market saw more diverting trends. The market for the largest crude tankers, the VLCC segment, remained weak during the first three quarters of 2022. It was negatively influenced by OPEC under-performance relative to its production targets and started to pick up only at the end of the third quarter of 2022 in tandem with China's increasing appetite for imported crude oil. On the other hand, the Aframax and the Suezmax crude tanker segments benefitted from Russia's attempts to redirect its crude exports away from close-by Europe towards India and China. In addition, the release of the US strategic crude stockpiles (SPR) mostly supported the Suezmax tanker segment. The volatility between the relative strength of the clean LR2 and the dirty Aframax segments triggered a number of LR2 vessels to move into dirty voyages immediately after the Russian invasion of Ukraine, followed by a wave of LR2 clean-ups in mid-year 2022, and again a wave of moves into dirty voyages towards the end of 2022. At the end of 2022, the LR2 fleet trading dirty had increased by a net of four vessels compared to the end of 2021.



Australia/New Zealand/South Africa clean petroleum product imports

SOURCE: KPLER



China clean petroleum product exports

SOURCE: KPLER

Market drivers and outlook

The product tanker market continues to benefit from longer trade distances amid sanctions against Russia, further supported by recent developments in the refinery landscape and the need to replenish stockpiles. This is accompanied by an unprecedented favorable tonnage supply side.

In this section, we lay out TORM's expectations for the product tanker market in the next three years. The development of the product tanker market is the most important driver impacting

➡ TORM's financial performance for which an outlook is further explained on page 56

Tonnage demand

Despite the weaker macroeconomic environment, growth in oil demand in 2023 will be supported by China's reopening and the recovering international travel. The key demand driver on the product tanker market, however, was and will be the full implementation of the EU ban on Russian oil products on 05 February 2023 and the corresponding need to recalibrate the whole oil product trade ecosystem towards longer trade distances. Even though some of this effect already started in 2022 and in early 2023, the full effect is expected to be seen once both the EU/UK fully replace the volumes previously imported from Russia with non-Russian sources, and Russia finds new buyers for their oil products, previously exported to the EU/UK. The impact of this trade recalibration will stay intact as long as the oil embargo remains in place. Given the proximity of Europe and Russia, the EU/UK will need to source more diesel from regions further afield, while Russia will need to find new markets for its diesel in regions further away. It remains to be seen whether Russian diesel and other refined products

will be shipped to third countries under the G7 price cap regime (allowing the EU/UK vessel insurance) or will utilize a shadow fleet. Either way, according to TORM estimates, a full recalibration of the diesel trade flows would add at least 7% to the ton-mile demand for product tankers.

In addition to sanctions against Russia, changes in the refinery landscape – both recent and still to come – will support the product tanker market. Since 2020, 2.5 mb/d of refining capacity has been closed permanently, and a further 0.6 mb/d is scheduled to be closed during 2023-2024. Most of the affected capacity is in regions which are already large importers of refined oil products, with Australia, New Zealand, and South Africa as some of the most prominent examples. Given the fact that oil demand in these regions is still lagging the pre-COVID-19 levels, the full effect of refinery closures is yet to be seen.

On the other hand, these refinery closures coincide with around 4 mb/d of new capacity coming online mainly in the Middle East, China, and India – regions which already today are large exporters of oil products. Both these developments are positive for trade flows and ton-mile in the coming years, with only a few projects which are not positive for trade, most notably the large-scale Dangote refinery in Nigeria, which exact start date is, nevertheless, still uncertain.

The third demand side driver on the market is the need to replenish oil inventories. Since the summer of 2020, product inventories in main trading hubs (e.g. the US Gulf Coast, the US East Coast, Northwest Europe, and Singapore) have declined as refinery production has lagged the recovery in oil demand. This was especially the case for diesel, where inventories in main trading hubs had fallen to 22% below normal seasonal levels by the beginning of the fourth quarter of 2022 – the same magnitude as the excess stocks seen in the early months of the COVID-19 pandemic. In spite of diesel inventories in main trading hubs gaining towards the end of the year (at least partly due to the EU countries building up stocks via increased imports ahead of the EU ban on Russian oil products), they nevertheless remained 14% below the seasonal norm in December 2022.

Market drivers and outlook

The need to replenish the stocks to at least pre-COVID-19 levels translates into higher fuel transportation needs. The exact timing of this effect is, however, uncertain given the current tight supply-demand situation for diesel.

Subsequently, TORM expects the product tanker ton-mile demand on main trade routes to grow by a compound annual rate of around 6% during 2023-2025. This is a pure ton-mile effect not taking into account any potential emerging inefficiencies in the market which can similarly affect freight rates.

~6 %

Expected ton-mile growth during 2023-2025 (CAGR)

Tonnage supply

The positive outlook for the demand for product tankers in the next three-year period coincides with the supply side which is the most supportive seen for more than two decades.

The product tanker fleet grew by 2.4% in terms of capacity (2.2% in terms of number of vessels), down from a 2.3% growth in 2021. Compared to the year before, both deliveries and scrapping declined, the latter reflecting the strength of the freight market in 2022. While 106 newbuilt vessels entered the fleet, 31 older vessels were scrapped.

The effective fleet growth turned out slightly lower as a net of four LR2 vessels had moved to the dirty trade by the end of the year.

With record high newbuilding prices and limited shipyard space, tanker ordering in 2022 remained very low, despite a strong freight market. The general tanker ordering (crude and product tankers) corresponded to around 1% of the existing fleet, which was 4-5 times less than seen in recent years. The low ordering level was in stark contrast to the above 10% ordering activity seen in 2015 and 2008, the years comparable with 2022 in terms of freight market strength. The number of product tanker newbuilding orders placed in 2022 was 69 vessels, with the MR vessels accounting for the majority of orders (42 units), while the number of LR2 vessels ordered was 17. No new orders for LR1 vessels were placed.


TORM

Market drivers and outlook

Consequently, the order book-to-fleet ratio for product tankers ended 2022 at a historically low level of 5%. This was further supported by a similarly historically low 4% order book-to-fleet ratio for crude tankers.

Due to the recent record high ordering activity in the container vessel segment and shipyards currently targeting the LNG segment, ordering of product tankers with delivery before 2025 remains difficult. This will limit the fleet growth in 2023-2025 even further, in addition to already record low order book ratios. Given the uncertainty around the requirements for vessel propulsion systems in the future, TORM expects the newbuilding ordering activity to remain relatively limited in the next couple of years.

With a historically low order book and newbuilding ordering activity expected to be limited in the coming years, TORM expects the net product tanker fleet capacity to grow by a compound annual rate of approximately 1% during 2023-2025.

~1%

Expected fleet growth during 2023-2025 (CAGR)

Generally, positive trends on the product tanker demand side combined with limited tonnage supply growth support a positive freight market development in the next three-year period, although market volatility is expected not least due to the geopolitical instability.

Global product tanker fleet and order book

As of 31 December 2022	Fleet 31.12.2021	Delivered in 2022	Scrapped in 2022	Fleet 31.12.2022	Order book for 2023-2025	2023-2025 Order book as % of end-2022 fleet
LR2	403	19	6	416	44	11%
LR1	377	0	1	376	1	0%
MR	1,809	68	14	1,863	97	5%
Handysize	776	19	10	785	29	4%
Total	**3,365**	**106**	**31**	**3,440**	**171**	5%

Financial outlook 2023

Financial outlook

To assess our financial performance, the number of covered days, interest-bearing bank debt, the TCE market, and EBITDA sensitivity to freight rates are included in our periodic ongoing reporting.

The primary driver for our financial performance is the product tanker market which is highly uncertain and therefore expected to be highly volatile. We expect to maintain relatively stable OPEX on a per vessel day basis, however, with a slightly increasing trend compared to recent historical levels. Administrative costs are also expected to remain at historical levels. In 2022, we had an EBITDA break-even TCE rate of approx. USD/day 8,000.

Our financial outlook is primarily based on the assumptions described on the preceding pages, and the most important macroeconomic factors affecting our TCE earnings in 2023 are expected to be:

- The EU ban on imports and transportation of Russian crude oil and oil products, and the G7 price gap vis-à-vis imports of Russian oil by third countries
- Global economic growth or recession, consumption of refined oil products, and inflationary pressure
- Location of closing and opening refineries and temporary shutdowns due to maintenance
- Oil price development
- Oil trading activity and developments in ton-mile
- Bunker price developments
- Global fleet growth and newbuilding ordering activity
- Potential difficulties of major business partners

- One-off market-shaping events such as strikes, embargoes, political instability, weather conditions, etc.

We have very low visibility on TCE rates that are not yet fixed with our customers. Hence, these rates may be significantly lower or significantly higher than our current expectations.

For the full year 2023, TCE earnings are expected to be in the range of USD 1,025 - USD 1,375m (2022: USD 981.5m), and EBITDA is expected to be in the range of USD 750 – 1,100m (2022: USD 743m) based on the current fleet size, including published acquisitions and divestments of vessels. Please refer to page 202 for a definition of TCE earnings.

As of 12 March 2023, TORM had covered 31% of the 2023 full-year earning days at USD/day 42,759. Hence, 69% of the 2023 full-year earning days are subject to change.

As 20,647 earning days in 2023 are unfixed as of 12 March 2023, a change in freight rates of USD/day 1,000 will – all other things being equal – impact the EBITDA by USD 20.6m.

Also as of 12 March 2023, 89% of the Q1 2023 earning days was covered at USD/day 43,002. For the individual segments, the Q1 2023 coverage was 90% at USD/day 65,950 for LR2, 86% at USD/day 44,135 for LR1 and 89% at USD/day 37,730 for MR.

Disclaimer on financial outlook

The purpose of this Financial Outlook for 2023 is to comply with reporting requirements for Companies listed in Denmark. Actual results may vary, and this information may not be accurate or appropriate for other purposes. Information about our financial outlook for 2023, including the various assumptions underlying it, is forward-looking and should be read in conjunction with the Safe Harbor Statements on page 123, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ materially from what we currently expect.

The information included in this Financial Outlook for 2023 is preliminary, unaudited and based on estimates and information available to us at this time. TORM has not finalized its financial statements for the periods presented. During the course of the financial statement closing process, TORM may identify items that would require it to make adjustments, which may be material to the information provided in this section. As mentioned above, the provided information constitutes forward-looking statements and is subject to risks and uncertainties, including possible adjustments to the financial outlook for 2023.

Coverage 2023-2025

Total physical and covered days in TORM as of 12 March 2023

	2023	2024	2025
Total physical days			
LR2	4,527	4,671	4,659
LR1	4,805	5,366	5,316
MR	20,694	21,602	21,453
Total	**30,026**	**31,640**	**31,428**
Covered days			
LR2	1,043	-	-
LR1	2,108	65	-
MR	6,229	333	-
Total	**9,379**	**398**	**-**

	2023	2024	2025
Covered, %			
LR2	23	-	-
LR1	44	1	-
MR	30	2	-
Total	**31**	**1**	**-**
Coverage rates, USD/day			
LR2	65,801	-	-
LR1	45,106	46,108	-
MR	38,109	40,011	-
Total	**42,759**	**41,010**	**-**

Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries.

TORM fleet development

Expected development in the fleet of owned and leased vessel as of 16 March 2023

As of the end of December 2022, TORM had 78 vessels in the LR2, LR1 and MR vessel classes. In January 2023, TORM purchased seven LR1 vessels built in 2011-2013 that will be financed by sale and leaseback.

As of the date of this report, two of these vessels were delivered, and the rest of the vessels are expected to be delivered before the end of April 2023.

In March 2023, TORM purchased three 2013-built MR vessels that are expected to be financed partly with shares and partly with mortgage loans. The vessels are expected to be delivered during the second quarter of 2023.

TORM expects to refinance two leased MR vessels with bank financing in the second quarter of 2023.

Fleet development

	Q4 2022	Changes	Q1 2023	Changes	Q2 2023	Changes	Q3 2023	Changes	Q4 2023
Owned vessels									
LR2	7	-	7	-	7	-	7	-	7
LR1	8	-	8	-	8	-	8	-	8
MR	40	-	40	5	45	-	45	-	45
Total	**55**	**-**	**55**	**5**	**60**	**-**	**60**	**-**	**60**
Leased vessels									
LR2	6	-	6	-	6	-	6	-	6
LR1	-	4	4	3	7	-	7	-	7
MR	17	-	17	-2	15	-	15	-	15
Total	**23**	**4**	**27**	**1**	**28**	**-**	**28**	**-**	**28**
Total fleet	**78**	**4**	**82**	**6**	**88**	**-**	**88**	**-**	**88**



Financial review 2022

Financial review for the year ended 31 December 2022

We delivered a record high TCE of USD 982m and a net profit of USD 563m, which is slightly better than our estimate from the Q3 2022 outlook. Our capital structure is currently very conservative with a Net Loan-to-Value of 25%, USD 416m in available liquidity including restricted cash, no major refinancing need before 2026, and limited off-balance sheet commitments of USD 18m. In March 2022, we obtained a USD 433m commitment for refinancing existing facilities, thereby extending maturities to 2028 and with an option to extend to 2029. Further, we secured a USD 123m commitment for financing additional second-hand vessels.

Kim Balle, CFO



Key highlights

USDm	2022	2021	Change
Income statement			
Revenue	1,443	620	823
Time charter equivalent (TCE)	982	379	603
Gross profit	782	188	594
EBITDA	743	137	606
Operating profit (EBIT)	601	1	600
Financial items	-45	-42	-3
Net profit/(loss) for the year	563	-42	605
Balance sheet			
Non-current assets	1,874	1,968	-94
Total assets	2,614	2,331	283
Equity	1,504	1,052	452
Total liabilities	1,111	1,279	-168
Key figures			
Invested capital in USDm	2,142	2,011	131
Net Asset Value per share (NAV) (USD)	28.5	13.0	15.5
Return on Invested Capital (RoIC)	29.2%	0.0%	29.2% points
Adjusted RoIC	28.1%	0.2%	27.9% points
Return on Equity (RoE)	44.0%	-4.1%	48.1% points
Basic earnings per share (EPS)	6.92	-0.54	7.46

Financial review 2022

TCE

In 2022, total revenue increased by USD 823m to USD 1,443m, corresponding to a 133% increase of which revenue in the tanker fleet increased by USD 820m. The significant increase in the revenue can primarily be attributed to the higher freight rates.

Higher freight rates were driven by a strong product tanker market supported by the trade recalibration caused by the sanctions and the self-sanctioning of Russian product exports as a consequence of the Russian invasion of Ukraine. In particular, we saw a significant increase in the average TCE rate/day across all vessel classes with an overall increase of 149% from USD/day 13,703 in 2021 to USD/day 34,154 in 2022. Similarly, the TCE earnings increased by 159% to USD 981m in 2022, which is partly due to an increased amount of earning days.

In 2022, port expenses, bunkers, commissions, and other cost of goods sold were USD 459m compared to USD 241m in 2021. The increase is primarily driven by increased bunker consumption at substantially higher bunker prices compared to previous periods.

Change in time charter equivalent earnings in the tanker fleet

USDm	Handysize	MR	LR1	LR2	Total
Time charter equivalent earnings 2021	7.0	263.9	46.3	61.4	**378.6**
Change in number of earning days	-4.4	15.5	-7.4	14.6	**18.3**
Change in freight rates	0.9	404.7	60.6	119.2	**585.4**
Other	-	-0.5	-0.1	-0.2	**-0.8**
Time charter equivalent earnings 2022	**3.5**	**683.6**	**99.4**	**195.0**	**981.5**

Financial review 2022

Earnings data

USDm	2021 Full year	2022 Q1	2022 Q2	2022 Q3	2022 Q4	2022 Full year	% change Full year
LR2 vessels							
Available earning days	3,979	1,340	1,306	1,184	1,096	4,926	24%
Spot rates [1]	14,037	17,220	39,027	52,595	64,485	44,137	214%
TCE per earning day [2]	15,422	18,432	30,741	55,532	58,889	39,612	157%
LR1 vessels							
Available earning days	3,206	694	691	685	620	2,690	-16%
Spot rates [1]	13,702	20,201	36,535	51,089	50,287	38,881	184%
TCE per earning day [2]	14,365	16,424	33,269	51,102	48,067	36,879	157%
MR vessels							
Available earning days	19,703	5,254	5,309	5,161	5,138	20,862	6%
Spot rates [1]	12,918	16,525	34,115	43,284	47,876	35,014	171%
TCE per earning day [2]	13,395	16,462	29,174	40,968	45,029	32,795	145%
Handysize vessels							
Available earning days	726	180	92	6	-	278	-62%
Spot rates [1]	9,665	13,391	12,602	12,505	-	12,917	34%
TCE per earning day [2]	9,709	13,614	12,196	6,397	-	12,995	34%
Total							
Available earning days	27,614	7,468	7,398	7,036	6,854	28,756	4%
Spot rates [1]	13,019	16,884	34,844	45,646	50,818	36,641	181%
TCE per earning day [2]	13,703	16,743	29,622	44,376	47,520	34,154	149%

[1] Spot rate = Time Charter Equivalent Earnings for all charters with less than six months' duration = Gross freight income less bunker, commissions, and port expenses.
[2] TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions, and port expenses.

Financial review 2022

Liquidity and cash flow

TORM´s liquidity position by the end of 2022 was USD 416m including restricted cash of USD 3m and undrawn credit facilities of USD 93m.

In the beginning of 2022, TORM finalized the refinancing of nine specific MR vessels. The refinancing was initiated in late 2021 by executing sale and leaseback transactions. TORM also took delivery of the LR2 newbuilding, TORM Houston, financed in a sale and leaseback transaction.

During 2022, TORM entered into one additional new sale and leaseback agreement to finance the purchase of the second-hand LR2 vessel, TORM Hannah. Further, TORM repaid debt on two revolving credit facilities and therefore has undrawn and committed credit facilities amounting to USD 92.6m at the end of 2022.

In March 2023, TORM obtained commitment for USD 433m bank refinancing at attractive terms, thereby extending our debt maturities until 2028 and with the possibility to extend to 2029. We further secured a USD 123m commitment for financing additional second-hand vessels.

With this refinancing, TORM has a flexible capital structure, a prudent liquidity strategy, and further available funding capacity.

As of 31 December 2022, TORM had CAPEX commitments of USD 18.4m related to scrubber installations and Flettner rotors.

502m

Net cash inflow from operating activities

Net cash inflow from operating activities was USD 502m (2021, USD 48m). The increase was primarily driven by an increase in TCE compared to 2021, offset by a related increase in working capital.

11m

Net cash inflow from investing activities

Net cash flow from investing activities was USD 11m (2021, USD -291m). This was the result of the divestment of eight older vessels in 2022, of which seven were sold during 2022 and one in 2021, offset by the purchase of one newbuilding and one newer second-hand vessel.

338m

Net cash outflow from financing activities

Net cash flow from financing activities was USD -338m (2021, USD 298m). The decrease was primarily driven by ordinary loan installments, a decrease in the proceeds from borrowings by 452m due to reduced vessel purchase activities, and dividends paid during the year related to Q2 and Q3 2022 of 167m (2021, USD nil).

Distribution

A dividend of USD 2.59 per share has been approved by the Board of Directors for the quarter ended 31 December 2022, in total USD 212m. The distribution is in line with TORM's Distribution Policy with a cash position of USD 323.8m, working capital facilities of USD 92.6m, restricted cash of USD 3.3m, earmarked proceeds of USD 58.4m, and a cash position related to Marine Exhaust Technology A/S of USD 2.4m. Cash reservation per vessel is USD 1.8m for 78 vessels, USD 140.4m in total.

Financial review 2022

Operation of vessels

The development in operating expenses (OPEX) is summarized in the table on this page. The table also summarizes the operating data for TORM's fleet (including both owned vessels and vessels financed via bareboat charters in sale and leaseback arrangements).

OPEX for the fleet increased by USD 11m to USD 202m in 2022 compared to USD 191m in 2021. This was due to an increasing number of operating days and operating expenses per day. Higher global inflation in 2022 was one of the main drivers behind the increase in repair and maintenance costs and crew wages impacting operating expenses per day.

The total fleet of owned vessels had 854 off-hire and dry-docking days, corresponding to 3% of the operating days in 2022. This compares to 1,103 off-hire days in 2021 or 4% of the number of operating days.

Change in operating expenses

USDm	Handysize	MR	LR1	LR2	Total
Operating expenses 2021	4.6	134.6	21.9	29.4	**190.5**
Change in operating days	-2.8	4.7	-1.8	6.2	**6.3**
Change in operating expenses per day	-0.0	4.7	0.4	0.3	**5.3**
Operating expenses 2022	**1.8**	**144.1**	**20.4**	**35.9**	**202.1**

Operating data

USD/day	Handysize	MR	LR1	LR2	Total
Operating expenses per operating day in 2021	6,300	6,566	6,660	6,992	**6,633**
Operating expenses per operating day in 2022	6,133	6,788	6,781	7,045	**6,825**
Change in the operating expenses per operating day in %	-3%	3%	2%	1%	**3%**
Operating days in 2022 [1]	290	21,216	3,011	5,093	29,610
Off-hire	-12	-123	-95	-55	-285
Dry-docking	-	-231	-226	-112	-569
Available earning days 2022	**278**	**20,862**	**2,690**	**4,926**	**28,756**

[1] Including bareboat charters.

Financial review 2022

Assets

TORM's total assets increased by USD 283m to USD 2,614m in 2022. The increase was primarily driven by an increase in trade receivables of USD 176m due to a substantial increase in TCE in Q3 and Q4 2022 and an increase in cash position of USD 152m, which can be attributed to higher freight rates and earnings. The movement is partly offset by a decrease in the carrying value of vessels. During the year, TORM sold seven vessels. All vessels sold in 2022 and one vessel sold in 2021 were delivered to the new owners.

As of 31 December 2022, the carrying amount of vessels, capitalized dry-docking, and prepayments on vessels amounted to USD 1,856m compared to USD 1,950m at the end of 2021. The decrease was due to the divestment of seven vessels of USD 78m as well as depreciations of USD 134m and an impairment of USD 3m offset by investment in two vessels and capitalized dry-docking of USD 120m. Based on broker valuations, TORM's fleet had a market value of USD 2,650m as of 31 December 2022, 43% above the carrying value.

Assessment of impairment of assets

Management has followed the usual practice of performing a review of impairment indicators for Q1 to Q3 2022 and presented the outcome to the Audit Committee. The Audit Committee evaluates the impairment indicator assessment and prepares a recommendation to the Board of Directors on whether to conduct an impairment test of the carrying value of the fleet. In Q1 to Q3 2022, no indicators of impairment existed, and thus no recommendations to test the value of the fleet were made to the Board of Directors.

As in previous years, the carrying amount at the end of the year was tested using either fair value less cost of disposal or the future discounted net cash flow deriving from the Main Fleet CGU. In 2022, Management based the recoverable amount on the fair value less cost of disposal. When assessing the fair value less cost of disposal, Management includes a review of market values calculated as the average of two internationally recognized shipbrokers' valuations. The shipbrokers' primary input is deadweight tonnage, yard, and age of the vessel. The fair value is based on the assumption that the vessels are in good and seaworthy condition and with prompt, charter-free delivery. The fair value less cost of disposal of the vessels is determined to be within level 3 of the fair value hierarchy. Based on this review, Management concluded that as of 31 December 2022 assets within the Main Fleet CGU were not impaired as fair value less cost of disposal exceeded the carrying amount by USD 784m. Please refer to note 10 for additional details of the impairment assessment. For the newly acquired MET business, the year-end impairment test did not identify any impairments.

Equity

In 2022, total equity increased by USD 452m to USD 1,504m. The increase was primarily driven by an increase in retained profit of USD 563m due to increased freight rates and earnings partially offset by dividend payments of USD 167m. Additionally, the hedging reserve, largely stemming from unrealized gains on interest derivatives of USD 57m in 2022, has increased by USD 43m from 2021 because of increasing interest rates. During 2022, 5-year USD swaps increased from approximately 1.35% at the end of 2021 to approximately 4.02% at the end of 2022. On average, TORM has fixed 92.7% of its interest rate exposure over the coming three years and 87.7% over the coming five years. 94.6% of the debt level as per the end of 2022 was hedged.

Tax

Tax for the year amounted to an expense of USD 0.5m of income tax and USD 1m of tonnage tax compared to an expense of USD 0.4m of income tax and 0.9m of tonnage tax in 2021. In addition, deferred tax adjustments of USD 7.3m were recognized compared to USD 0.0m in 2021.

TORM has elected to participate in the Danish tonnage tax scheme since 2001. The participation is binding until 31 December 2024. The Group expects to participate in the tonnage tax scheme after the binding period and, as a minimum, to maintain an investment and activity level equivalent to that at the time of entering into the tonnage tax scheme.

Financial review 2022

Primary factors affecting the results of operations

TORM generates revenue by charging customers for the transportation of refined oil products and crude oil, using TORM's tankers. TORM's focus is on maintaining a high-quality fleet and high tradability, and TORM actively manages the deployment of the fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters.

TORM believes that the important measures for analyzing trends in the results of its operations of tankers consist of the following:

Time charter equivalent (TCE) earnings per available earning day

TCE earnings per available earning day is defined as revenue less voyage expenses divided by the number of available earning days. Voyage expenses primarily consist of port and bunker expenses which are unique to a particular voyage, and which would otherwise be paid by a charterer under a time charter, as well as commissions, freight, and bunker derivatives. TORM believes that presenting revenue net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis. Under time charter contracts, the charterer pays the voyage expenses, while under voyage charter contracts the shipowner pays these expenses. A charterer has the choice of entering a time charter (which may be a one-trip time charter) or a voyage charter. TORM is neutral as to the

charterer's choice because TORM primarily bases its financial decisions on expected TCE rates rather than expected revenue. The analysis of revenue is therefore primarily based on developments in TCE earnings.

Spot charter rates

A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight rate per ton of cargo or a specified total amount. Under spot market voyage charters, TORM pays voyage expenses such as port, canal, and bunker costs.

Spot charter rates are volatile and fluctuate on a seasonal and a year-to-year basis. Fluctuations derive from imbalances in the availability of cargo for shipment and the number of vessels available at any given time to transport these cargos. Vessels operating in the spot market generate revenue which is less predictable but may enable TORM to capture increased profit margins during periods of improvements in tanker freight rates.

Time charter rates

A time charter is generally a contract to charter a vessel for a fixed period at a set daily or monthly rate. Under time charters, the charterer pays voyage expenses such as port, canal, and bunker costs. Vessels operating on time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions.

Available earning days

Available earning days are the total number of days in a period when a vessel is ready and available to perform a voyage, meaning that the vessel is not off-hire or in dry-dock. For the owned vessels, this is calculated by taking operating days and subtracting off-hire days and days in dry-dock. For the chartered-in vessels, no such calculation is required because charter hire is only paid on earning days and not for off-hire days or days in dry-dock.

Operating days

Operating days are the total number of available days in a period with respect to the owned and leased vessels, before deducting unavailable days due to off-hire days and days in dry-dock. Operating days is a measurement which is only applicable to the owned vessels, not to the time chartered-in vessels.

Operating expenses per operating day

Operating expenses per operating day are defined as crew wages and related costs, the costs of spares and consumable stores, expenses relating to repairs and maintenance (excluding capitalized dry-docking), the cost of insurance, and other expenses on a per-operating-day basis. Operating expenses are only paid for owned vessels. TORM does not pay such costs for the time chartered-in vessels, as they are paid by the vessel owner and instead factored into the charter hire cost.

Financial review 2022

Going concern

As of 31 December 2022, TORM's available liquidity including undrawn and committed facilities was USD 416m, including a total cash position of USD 324m (including cash held for dividend payment). TORM's net interest-bearing debt was USD 663m, and the net debt loan-to-value ratio was 25% (Tanker segment only and before dividend payment). Further information on TORM's objectives and policies for managing its capital, its financial risk management objectives, and its exposure to credit and liquidity risk can be found in note 24 to the financial statements.

 The principal risks and uncertainties facing TORM are set out on pages 70-74

TORM monitors its funding position throughout the year to ensure that we have access to sufficient funds to meet the forecasted cash requirements, including potential newbuildings, purchase of secondhand vessels and loan commitments, and to monitor compliance with the financial covenants in our loan facilities, details of which are available in note 2 to the financial statements. A key element for TORM's financial performance in the going concern period relates to the increased geopolitical risk following Russia's invasion of Ukraine in February 2022 and the associated effects on the product tanker market. The changed geopolitical situation has so far been positive for the product tanker market, and TORM's base case assumes that this positive sentiment related to freight rates and vessel values will continue throughout 2023. In the base case, TORM has sufficient liquidity and headroom above all the covenant limits.

TORM performs sensitivity calculations to reflect downside scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required. The downside scenarios cover the principal risks and uncertainties facing TORM as set out on pages 70-74 and include different distressed outlooks for the product tanker market. In a stress case scenario, Management has stressed freight rates to the lowest rolling four-quarter average since 2000 on a per vessel class basis and a decline in vessel values. In such scenario, TORM maintains sufficient headroom on liquidity and covenants.

The Board of Directors has considered TORM's cash flow forecasts and the expected compliance with TORM's financial covenants for the period until 31 March 2024. TORM's cash flow forecast and expected covenant compliance are based on the Business Plan approved by the Board of Directors. Based on this review, the Board of Directors has a reasonable expectation that taking reasonably possible changes in trading performance and vessel valuations into account, TORM will be able to continue the operational existence and comply with its financial covenants for the period until 31 March 2024. Accordingly, TORM continues to adopt the going concern basis in preparing its financial statements.

Long-term viability statement

In accordance with provision 31 of the UK Corporate Governance Code, the Board of Directors confirms that they have a reasonable expectation that TORM will continue in operation and meet its liabilities as they fall due for the three-year period ending 31 December 2025.

This period has been selected for the following reasons:

- The general volatility and uncertainty in the product tanker market leads to a significant increase in the degree of judgement and uncertainty beyond a three-year period
- Three years are generally in line with the forecast horizon for external equity analysts covering the shipping sector
- TORM will not have any outstanding CAPEX commitments related to currently known projects
- TORM will have passed the first CO_2 reduction target milestone covering a 40% emission intensity reduction in 2025 compared to the 2008 level

Financial review 2022

The assessment of the Board of Directors has been made with reference to TORM's current financial position and prospects. The assessment of financial performance and cash flows is primarily dependent on the expectations for:

- Demand-supply picture in the product tanker sector including the expected vessel values and freight rates achieved by TORM, which also covers the outlook related to the geopolitical situation and climate change developments
- Development of the fleet
- Operating and administrative expenses
- Capital expenditures covering newbuildings and maintenance of the existing fleet including installation of scrubbers and fuel efficiency equipment
- Changes in interest rates

The expected financial performance and cash flows are based on the same underlying assumptions as used in TORM's general financial planning. The operating and administrative cost levels are on similar levels as TORM's historical performance, and freight rates are assumed to remain at strong and profitable levels, however, with a decreasing trend from 2024 onwards. Vessel values used in forecasting compliance with financial covenants are based on the latest market valuations from two independent, recognized shipbrokers. The expected outlook has then been subject to a stress test and a sensitivity analysis over the three-year period, using a conservative outlook for the product tanker sector with sensitivities including freight rates and vessel values. Management has conducted a low case scenario and a stress case to assess the long-term

viability. In a low case with freight rates slightly above the lowest rolling four-quarter average since 2000 on a per vessel class basis and a related decline in vessel values, TORM maintains sufficient headroom on liquidity and covenants throughout the viability period. TORM's freight rate assumptions as per the going concern assessment continue throughout the viability period and have further sensitized the vessel values downward over the period to reflect a continued downturn. Should the product tanker market (in terms of either freight rates or vessel values) materialize significantly below TORM's expectations for a prolonged period, there is a risk of a covenant breach after the going concern period, which would require mitigating actions, including cost savings, sale of vessels, or increased leverage which are considered within Management's control and achievable. In such a scenario, Management would also consider obtaining appropriate waivers, and although Management would be confident of obtaining such waivers, this is not within Management's control.

The Board of Directors monitors if TORM is moving towards a covenant breach in order to incorporate any mitigating actions in due course on an ongoing basis. Based on the sensitivity analysis, the Board of Directors does not currently expect that TORM will breach its financial covenants or experience a liquidity shortfall over the three-year forecast period.

The Board of Directors has also considered the long-term prospects of TORM beyond the three-year forecast viability horizon. In doing so, the Board of Directors has taken the long-term risks and opportunities for TORM, and the

potential impact of economic volatility, climate change agenda, new regulations, technological disruption, and general changes in the utilization of energy sources into consideration. Based on this assessment and taking the current capital structure and TORM's operational platform into account, the Board of Directors believes that TORM is well positioned both to respond to these risks and to take advantage of any positive market developments for a period beyond the three-year forecast horizon.

On behalf of TORM plc

Kim Balle
Chief Financial Officer
TORM A/S
16 March 2023

"
We must anticipate and adapt to our ever-changing environment and mitigate risks as well as seize the opportunities this brings.

Risk management

In our efforts to be a sustainable company, we must anticipate and adapt to our ever-changing environment and mitigate risks as well as seize the opportunities this brings. We face a diverse set of risks, and managing these systematically is key for us to create and protect value over the short, medium, and long term.

Risk management framework
We acknowledge that TORM faces a range of risks in doing business and that our success depends on identifying, balancing, and deciding on how best to manage and mitigate these risks. TORM believes that a strong risk management framework is vital to protect TORM.

On an annual basis, TORM conducts an Enterprise Risk Management (ERM) process, during which the critical risks facing TORM are identified, assessed, and discussed by TORM's Senior Management Team and subsequently approved by the Risk Committee.

The objective is for TORM and its shareholders to be adequately rewarded for any desired risk tolerance level, and that the governance structure tailored to oversee the risk management activities is in place, so that risks are mitigated to the extent desired.

Governance
TORM's risk management approach emphasizes management's accountability and oversight. Identified risk responsibility is assigned to the Senior Management Team member most suited to managing the risk, who is required to continually monitor the risk, implement and maintain mitigating actions, evaluate and report.

If the consequence of a risk exceeds the agreed risk tolerance, Management is required to assess if implementation of additional mitigating controls is possible and necessary until the desired risk level is achieved.

TORM's risk management framework acknowledges that unforeseen or "black swan events" occur in the maritime industry. Therefore, TORM accepts these types of risks and will have a plan or will diligently develop a plan in case such events materialize. The ability to react and navigate an unpredictable future is managed in close collaboration between Management and the Risk Committee via agreed predefined accepted risk tolerance levels, which will be reported on at regular meetings or, if needed, extraordinarily.

Risk assessment process
TORM's risk identification process stipulates that the risk department conducts risk interviews with heads of departments and senior management on an annual basis to identify principal and emerging risks. Identified risks are prioritized, challenged, and approved by the Senior Management Team as risk owners. This also includes the assessment of availability and effectiveness of mitigating actions taken to avoid or reduce the impact or occurrence of the underlying risks.

The risks are reassessed on a quarterly basis, and if specific events occur, it may require a reassessment. The identified risks in TORM are divided into top risks and risks on TORM's watch list.

TORM's risk appetite and main risk exposure
The Senior Management Team and the Risk Committee discuss and decide on TORM's risk appetite and risk tolerance to principal and emerging risk exposures. TORM's risk appetite and inherited exposure risks are divided into five main categories and emerging risks:

- Industry and market risks
- Operational risks
- Compliance and IT risks
- Financial risks
- Emerging risks

TORM's general risk appetite per group of risk categories:

Industry and market risks
TORM accepts taking risks, where the expected return outweighs the evaluated risk exposure.

Operational, compliance and IT risks
TORM is risk adverse regarding operational, compliance and IT risks. In essence, TORM will seek to mitigate any such risks to a meaningful minimum level.

Risk management

Financial risks

TORM is risk adverse regarding financial risks. In essence, TORM will seek to mitigate any such risks to a meaningful minimum level.

TORM's top risks measured on likelihood and consequence are listed below and displayed on the heat map.

Emerging risks

➡️ Emerging risks are described in detail in our TCFD section on pages 75-77

Development compared to last year

The Board of Directors and the Senior Management Team have carried out a robust assessment, under the Corporate Governance Code, of the principal and emerging risks facing TORM, including risks that would threaten our business model, future performance, solvency or liquidity, and reputation.

➡️ A detailed description of each of the top risks is available on pages 73-74

The focus below is the development in the risks.

Industry and market risks

TORM's market risk exposure remains high, and we are exposed to potentially adverse market conditions. The risk likelihood is deemed to have decreased despite a potential recession due to current market fundamentals which include mitigating factors.

1. Ton-mile growth reflecting changing trade patterns related to refinery dislocation and extra distance for European imports/Russian exports
2. Congestion remains elevated tying up capacity
3. Complex sanction regime has created further "inefficiencies" across the shipping industry

The Russian invasion of Ukraine has brought energy security to the forefront as energy prices remain near record high. Moreover, disruption of current trading patterns creates uncertainty about ton-mile and oil demand. This adds uncertainty about the path to a zero-carbon future and makes it more difficult to make investment decisions, which seems to impact the tanker vessel order books, which again limits the supply of new vessels.



TOP RISK HEAT MAP

TORM TOP RISKS WITHIN THE COMING 12 MONTHS– POST-MITIGATION ACTIVITIES

● 2022 ● 2021 ● UNCHANGED

A. TANKER FREIGHT RATES B. BUNKER PRICE C. ASSET MANAGEMENT D. OIL MAJOR APPROVAL E. SEVERE VESSEL ACCIDENT F. MARITIME SAFETY THREATS G. LEGAL COMPLIANCE H. IT AND CYBER-SECURITY I. LIQUIDITY RISK J. TERMS AND SOURCES OF FUNDING (REMOVED) L. INFLATIONARY PRESSURE

Risk management

Operational risks

Oil major approval risk is considered at a low level due to continuous focus and efficient controls.

TORM's involvement in an environmental disaster would damage TORM's reputation, but financially it is considered highly unlikely that a vessel accident with severe oil pollution will not be covered by insurance.

Events such as piracy and terrorism could result in kidnapping of or injury to seafarers or vessel damage. The likelihood has decreased slightly, and the East African region has been removed as an "area of unrest".

Compliance and IT security risks

Due to the Russian invasion of Ukraine, sanctions are set to increase although the likelihood of violating sanctions is deemed minor and manageable due to TORM's current setup involving training of personnel and different digital and automized sanction screening systems.

IT and cyber-security is the risk of system unavailability and data loss due to cyber-attacks. Oil and gas and associated infrastructure industries are expected to be targeted by e.g. Russia. TORM assesses that the risk of cyber-activism has increased from "possible" to "likely", which is in line with the Danish Centre for Cyber Security's increase of the risk level related to cyber-activism from low to medium in 2022 and subsequently from medium to high in early 2023. The likelihood of Russian cyber-attacks is increasing as the Ukraine conflict evolves into an extended war of attrition. Critical government and private sector networks as well as

infrastructure across the globe are vulnerable to hacking and spying.

Financial risks

TORM's financial gearing, liquidity buffer, and break-even levels have been maintained at an acceptable level. Considering the high value generation and current mitigation activities, the breach of covenants is considered unlikely.

TORM has removed Terms and Sources of Funding as a top risk. Banks and leasing companies have a strong appetite for funding product tanker companies, and adequate access to capital is no longer considered a short-term risk but included as a long-term risk in the TCFD section.

 Read more about mandates and sensitivity analysis of the various risks from page 164

Inflationary pressure has been added as a top risk. Various consumer price indexes reached +10% year-on-year in September 2022, and TORM may be vulnerable to price and salary increases. In strong tanker markets, TORM is typically able to push most of the increased costs on to the customers via higher freight rates, whereas in tighter markets it may be more difficult to pass on the increased costs.

TORM's risk appetite

The Senior Management Team and the Risk Committee decide on TORM's risk appetite and risk tolerance to principal risk exposures.

Risk appetite conclusion

In TORM's 2022 risk assessment, it has been concluded that there is alignment between risk appetite and net severity for TORM's top risks. Severe vessel accidents are deemed outside the risk appetite; however, this is the same methodology used in previous years' enterprise risk management evaluation. TORM accepts that risks cannot be fully mitigated due to the nature of risks.

 More details on the risks, mitigations, and strategies in our TCFD disclosure: www.torm.com/investors/reports-and-presentations/financial-reports/

Risk management

Description of top risks

	Industry and market risks			Operational risks		
	A Tanker freight rates	**B** Bunker price	**C** Asset management	**D** Oil major approval	**E** Severe vessel accident	**F** Maritime safety threats
Risk	Sustained low tanker freight rates or inability to predict and respond timely and accurately to freight rate developments.	Unexpected bunker price increases not covered by corresponding freight rate increases.	Unexpected value depreciation of vessels. The most exposed vessels are older vessels due to new legislation driven by the climate change agenda.	A sudden and unexpected breach in quality requirements of a single vessel or continuous decrease in quality across the fleet.	A severe vessel accident such as an environmental disaster or material damage or personal injury.	A maritime venture has inherent hazards. Events such as piracy and terrorism are considered main security risks.
Potential impact	TORM's profitability will be negatively impacted in case of a distressed product tanker market.	Vulnerability to a sustained increase in the bunker price and pass-through to charterers may not have an immediate effect, meaning that TORM may temporarily bear the full effect of price increases.	A decline in TORM's net asset value, which can lead to a requirement from banks to provide additional security. TORM is also exposed to cyclical asset prices and assets contracted at too high prices.	The risk of a partial ban of the TORM tanker fleet by one or more oil majors.	TORM's involvement in an environmental disaster will damage TORM's reputation and impair the tradability with oil majors.	Events such as piracy and terrorism could result in kidnapping of or injury to seafarers or vessel damage.
Mitigating activities	TORM's spot-oriented strategy limits possible mitigation. Unleveraging is considered when terms and pricing are deemed attractive hereunder with time charter-outs and FFA coverage.	In general, TORM does not hedge future bunker expenses. In case freight income is fixed, TORM does hedge future bunker exposures.	With a conservative capital structure, focus on conservative loan-to-value and a close view of the market, TORM maintains flexibility and an ability to act in the asset market.	TORM's integrated platform with in-house safety and technical and operational staff secures continued focus on quality and high vetting standards.	Disaster recovery plans for emergency situations are in place as well as an ongoing safety resilience program to enhance safety culture, including officers being trained as "safety ambassadors".	TORM's internal Trading Restrictions Committee has oversight of security threats and decides how best to avoid and mitigate the risk. TORM follows all industry best practices and has procedures in place in case of an incident.

Risk management

Description of top risks

	Compliance and IT security risks		Financial risks	
	G Legal compliance	**H** IT and cyber-security	**I** Liquidity risk	**L** Inflationary pressure
Risk	Legal or policy non-compliance or ethical misconduct. The risk consists of competition law, corruption, fraud, and sanctions.	System unavailability and data loss due to cyber-attack due to increasing interconnectivity and severe external threat of cyber-crime are driving higher frequency and severity of incidents.	Liquidity risk is driven by financial gearing, liquidity reserve, distribution policy, maintenance requirements, fleet employment strategy, and required vessel investments.	Risks related to cost inflation, supply chain bottlenecks and increase in interest rates. Among other things, TORM's expenses are vulnerable to price increases related to salaries and other OPEX.
Potential impact	TORM's inability to comply with rules and regulations could lead to penalties, reputational damage, or the inability to operate in key markets.	Business interruption and disruption to trading resulting in loss of business or theft of money.	Sustained low freight rates or another unforeseen adverse development could jeopardize the liquidity, lead to covenant breaches, and hence inflict costs and lack of operational manoeuvrability.	Disruptions in the supply chain or sudden inflation in key materials could result in project delays and budget overruns.
Mitigating activities	Compliance and awareness training is mandatory for all employees. In connection with sanctions, a know-your-customer screening system has been implemented.	Business continuity plans have been implemented covering the entire group. The plans include assessment and contingency of critical systems in case of business interruption. Continuous focus on capacity to detect and react on cyber-attacks. Moreover, we have a cyber-risk security development program ongoing that has run throughout 2022 and will continue for two years, thereby lifting our risk maturity significantly.	Conservative financial leverage guided by short and long-term cash flow forecasting with stress-testing of critical assumptions. Constantly maintaining sufficient cash buffers and a tangible catalogue of available liquidity-enhancing initiatives in alignment with our Distribution Policy.	To mitigate the risk of increasing interest rates, TORM hedged more than 89% of its 5-year interest exposure. Short-term mitigation of increasing crew expenses is done by paying our seafarers' salaries in USD. This means that the seafarers' purchasing power has often increased in line with inflation.

Climate-related risk analysis and TCFD

Climate change is likely to have consequences for TORM in the long term and will impact several areas of the core business activities. TORM's emerging risks are in essence viewed as directly related to climate change.

In 2022, TORM conducted a climate-related scenario analysis using the Task Force on Climate-related Financial Disclosures (TCFD) guidelines to assess transition and physical risks and opportunities, and how they might impact the resilience of our company strategy.

To complete our TCFD analysis, we developed three bespoke climate scenarios. The scenarios were based on publicly available scenarios published in 2021 by the International Energy Agency, the Network for Greening the Financial System, and the IPCC Sixth Assessment Report.

The scenarios were supplemented by data and insights relevant to upstream and midstream oil and gas, and the transport of refined oil products. The scenarios are:

- 1.5 C Net Zero 2050
- 1.8 C Delayed Transition
- 3-4 C Hot House World

Governance
The Risk Committee has oversight of climate-related risks and opportunities through its responsibility for the governance of TORM's enterprise risks, which includes climate-related risks and opportunities.

The Senior Management Team has the overall management responsibility for climate-related risks and opportunities in TORM.

We are committed to achieving zero CO_2 emissions by 2050. TORM is actively involved in various industry collaborations supporting this journey. These collaborations are important, as the ambitious target cannot be met by single entities alone but requires joint efforts across the shipping industry.



Climate-related risk scenarios

1.5°C Net Zero 2050 **Orderly transition**	**1.8°C Delayed Transition** **Disorderly transition**	**3-4°C Hot House World** **Worst case scenario**
• An ambitious scenario that limits global warming to 1.5°C through **stringent climate policies and innovation**, reaching net zero CO_2 emissions around 2050	• The world continues with **"business as usual", and emissions rise until 2030**	• This **scenario** relies only on government policies that have already been introduced or announced, such as the EU's Fit for 55
• Some advanced economies decarbonize faster and reach net zero CO_2 emissions by 2045	• By 2030, governments and societies **finally take action** to avoid catastrophic global warming	• **Emissions grow until 2080, leading to** about **3°C of warming and severe physical risks**
• **Assumes that ambitious climate policies are introduced immediately** with low policy variation between regions and strong international cooperation to achieve net-zero CO_2 emissions worldwide	• But at this point, **aggressive climate action is required** to limit global warming to 1.8°C	• This includes irreversible changes such as **higher sea level rise and extreme temperatures**
• Governments work to ensure an **orderly transition across the energy sector**	• This results in a **disorderly transition** in which the transition to a low-carbon economy occurs in an unexpected and chaotic way	• **Conflict and humanitarian crises** are exacerbated, and some areas of the world become uninhabitable zones

| **High and immediate transition risk** | **Delayed and very high transition risk** | **Low transition risk** |
| **Relatively low physical risk** | **Medium physical risk** | **High physical risk** |

Climate-related risk analysis and TCFD

Process

The process to undertake the scenario analysis included a workshop with senior representatives from Finance, Investor Relations, Risk, Strategy, Market Research, and the Operations and Technical departments to consider the three scenarios and identify climate-related risks and opportunities. The risks and opportunities were then assessed for financial materiality and their potential impact on TORM's business model and strategy. This process aims at improving TORM's corporate strategy's resilience.

The findings from the scenario analysis were presented to TORM's Senior Management Team and the Risk Committee. The climate-related risks identified through the scenario analysis exercise will be incorporated into TORM's annual Enterprise Risk Management setup going forward.

Risks and opportunities

TORM undertook an assessment of the transition and physical climate-related risks and opportunities which it faces until 2050. The assessment was based on three climate scenarios, which were combined with short,

medium, and long terms as being 2025, 2030, and 2050, respectively.

The scenarios took TORM's full value chain into consideration, including upstream oil and gas production, refining, and downstream customer demand. The scenarios also examined production and demand for renewable energy fuels and technologies, including biofuels, hydrogen, ammonia, and carbon capture utilization and storage.

Climate-related risks

All potential financially material climate-related risks are transition risks, none are physical risks.

Risk severity in scenarios

#	Type	Climate-related risks	Main impact(s)	1.5 °C	1.8 °C	3-4 °C	Strategic actions to mitigate risks
Risk 1	Market risk	**Declining demand for oil and gas** Demand for oil products would decline significantly in the Net Zero 2050 scenario (91 mb/d in 2020 to 24 mb/d in 2050) with peak oil demand in 2019, and in 2030 in the Delayed Transition scenario, mainly due to the electrification of transport.	Decreased demand/revenue Decreased asset value	High	High (delayed)	None	✓ **Revenue diversification** into transport of renewable fuel types (see opportunity 1) ✓ **Monitoring of a number of "disruption indicators"** ✓ **Decarbonizing the fleet faster than required by the IMO** to ensure competitiveness in a declining market ✓ **Strong opportunity for higher asset utilization** due to vessel supply shortage (see opportunity 3) ✓ Apply **modest financial gearing** and **operate in a lease structure** to remove asset value risk
Risk 2	Reputation	**Higher cost of capital and reduced access to capital** Withdrawal of banks from the sector and a more limited pool of investors over time, resulting in more expensive debt/equity financing.	Reduced access to and higher cost of capital Inability to grow the business or maintain the current average fleet age	High	High (delayed)	None	✓ **Revenue diversification** into transport of renewable fuel types (see opportunity 1) ✓ **Maintaining a conservative capital structure profile** and having access to multiple funding sources ✓ **Decarbonizing the fleet faster than required by the IMO** to remain investable as transition company
Risk 3	Emerging regulation	**Carbon price regulations** The EU has announced plans to include shipping in the Emissions Trading System (ETS). Other nations, such as the United States, are expected to introduce similar schemes over time.	Increased operating cost (bunker and carbon tax) Decreased asset value (if not decarbonized)	High	High (delayed)	None	✓ **Decarbonizing the fleet faster than required by the IMO** to ensure competitiveness in a declining market ✓ **Carbon tax will be incorporated into the market rate** and thus lead to exposure only if emissions from TORM vessels are higher than the "average vessel" of competitors
Risk 4	Technology	**Decarbonization of vessels** In the Net Zero 2050 and the Delayed Transition scenarios, decarbonization of TORM's fleet will be required to meet customer and regulatory requirements. The diversity of alternative fuels and technologies increase the risk of selecting the wrong technology.	Increased CAPEX to decarbonize the fleet Stranded assets due to selecting a wrong technology Increased operating cost (alternative fuels)	High	High (delayed)	None	✓ **Decarbonizing the fleet faster than required by the IMO** to ensure competitiveness in a declining market ✓ **Focus on using known solutions to decarbonize the fleet** and delaying investments until fuel technologies are derisked and adopted at industry level ✓ **Participating in industry decarbonization groups**, such as the Mærsk McKinney Møller Center for Zero Carbon Shipping as a Mission Ambassador

Climate-related risk analysis and TCFD

The scenario analysis identified four financially material climate-related risks:

- Risk 1: Declining demand for oil and gas
- Risk 2: Higher cost of capital and reduced access to capital
- Risk 3: Carbon price regulations
- Risk 4: Decarbonization of vessels

The scenario analysis also identified three financially material climate-related opportunities:

- Opportunity 1: Diversification into transport of low-carbon and renewable fuels
- Opportunity 2: Market volatility due to weather and refinery consolidation
- Opportunity 3: Higher asset utilization due to vessel supply shortage

A detailed description can be found in the table below.

We have decided not to include financial materiality or metrics as this is deemed too uncertain.

→ More details on the risks, mitigations, and strategies in our TCFD disclosure: www.torm.com/investors/reports-and-presentations/financial-reports/

Climate-related opportunities
Opportunity in scenarios

#	Type	Climate-related opportunities	Main impact(s)	1.5 °C	1.8 °C	3-4 °C	Strategic actions to mitigate risks
1	Market	**Diversification into low-carbon fuels** Demand for transport of low-carbon fuels will increase under the Net Zero 2050 and the Delayed Transition scenarios. This includes biofuels, green methanol, liquid hydrogen, and hydrogen-based fuels such as ammonia There are significant similarities between the business model, customer segments and vessel operations for transporting these new products and TORM's existing business	Opportunity to diversify revenue into these new and growing markets. In particular, 64% of TORM's fleet is already able to carry biofuels	✔	✔	(✔)	✓ **Pursuing opportunities within the biofuel** market to build a market position with the existing assets and capabilities ✓ **Upgrading a number of the current vessels to carry methanol**, which will make us a large player in the segment ✓ **Investigating the opportunity to enter into the hydrogen and ammonia segments** – this would require new and different types of assets ✓ **Monitoring of a number of "disruption indicators**
2	Market	**Market volatility due to extreme weather** Across all three scenarios, the frequency and intensity of extreme weather such as tropical cyclones and storm surges will increase as compared to a world without climate change This will lead to more frequent disruption to refinery production, resulting in a higher frequency of market volatility	Opportunity to improve TORM's forecasting of these events and position our vessels to take advantage of the supply and demand imbalances that occur during periods of market volatility	✔	✔	✔	✓ **Investments in vessel positioning tools, optimum voyage and BI setup** ✓ **Predictive analytics and AI** to better forecast these extreme events and have our vessels positioned to take advantage of this
3	Market	**Higher utilization due to supply shortage** Across all three scenarios, it is expected that investments in newbuildings will be limited due to reduced access to capital, uncertainty relating to the transition of shipping to new fuel types, and uncertainty relating to future demand for oil products Except for the 1.5C Net Zero 2050 scenario, it is, however, expected that the demand for oil products will remain high in the medium term	Opportunity for higher asset utilization of the existing fleet due to supply/demand imbalance in the short to medium term	(✔)	✔	✔	✓ **Monitoring of a number of "disruption indicators"** to assess the likelihood of the opportunity materializing ✓ **Remain exposed to the oil and liquids segment in the medium term** to capture the opportunity whilst diversifying revenue in the longer term

Governance

Governance at TORM

In respect of the year ended 31 December 2022, TORM plc was subject to the UK Corporate Governance Code (available from www.frc.org.uk).

TORM has considered the individual provisions and is compliant with 39 out of 41 provisions. The non-compliance with provisions 18 and 32 is because of business decisions taken after careful consideration by the Board of Directors. No plan is currently in place to attain compliance with the below recommendations.

➡ In depth details on the non-compliance can be found on pages 97 and 100

This section constitutes the statutory reporting on corporate governance.

Management structure and delegation of authority

TORM's Board of Directors approves TORM's strategy and ensures that Management operates the business in accordance with this strategy. Details of the strategy and purpose are set out in the strategic report on pages 4-77. The Board of Directors has delegated the day-to-day management of the business to Executive Director Jacob Meldgaard. This includes TORM's operational development and responsibility for implementing the strategy and overall decisions approved by the Board of Directors. The Executive Director also serves as Chief Executive Officer of the Group's largest subsidiary, TORM A/S.

Transactions of an unusual nature or of major importance may only be executed by the Executive Director based on a special authorization granted by the Board of Directors. If certain transactions cannot await approval by the Board of Directors due to their urgency, the Executive Director must, taking into consideration TORM's interests to the extent possible, obtain the approval of the Chairman and ensure that the Board of Directors is subsequently informed. Any transaction must always be subject to the authorizations stated in TORM's Articles of Association, including any approvals required by the Minority Director. The Executive Director is assisted by the Senior Management Team in the day-to-day management of the business. The Senior Management Team members are individually responsible for further delegation of authority in the organization. TORM maintains an overview of mandates and authorities for different levels in the organization.

Chairman's introduction



Chairman's statement

On behalf of the Board, I am pleased to introduce the corporate governance report for 2022. This continues to be the Board's principal method of reporting to shareholders on our application of the principles of good corporate governance.

 **Strong governance is essential for the effective delivery of our strategy**

This creates value for all our stakeholders and the ongoing development and sustainability of our business. Throughout the year, the Board continued to meet in person and via virtual conference and was able to deliver on its strategic commitments. The Board met 15 times this

year with nine ad hoc meetings in addition to the Board's six scheduled meetings (see page 85).

➡ Read more about TORM's Board and Committees on page 83

Board evaluation

This year's evaluation was undertaken internally, involving a review of the Board and its principal Committees that covered a wide range of topics. It is a well-established process and an important opportunity to test that the Board is well placed to provide constructive challenge to management. The outcome of this review led to the Board requesting further deep dives on cyber-security, understanding AI, alternative fuels, the electricity grid being able to support the electric vehicle increase, and geopolitical risks.

Changes to the Board

In 2022, there were no changes to the Board of Directors. The membership of the Board is drawn from a diverse mix of nationalities, gender, and backgrounds which brings the relevant skills and knowledge to provide a positive contribution to the Board.

Board leadership

Organizing the Company to focus on sustainability is essential. To empower the organization to reduce emissions and achieve our ambitious environmental goals, new organizational roles were created in 2022.

Key deliverables

Distribution
A new, more transparent Distribution Policy with the purpose of distributing all cash generated over a certain minimum threshold per vessel to our investors. Further details can be found on page 87.

ESG
Established a separate department focused on execution of our ambitious ESG reporting, working in close cooperation with our commercial and technical decarbonization teams. Management has been given specific KPIs directly linked to ESG, ensuring that leadership prioritizes sustainable actions. Further details can be found on page 27.

Board deep dives requested in 2023
As a result of the 2022 Board evaluation, deep dives on cyber-security, the use of AI in TORM, methanol as a fuel, the electricity grid, and geopolitical risks were requested.

Employee Engagement Survey
Bi-annual engagement survey. 98% response resulting in an engagement score of 8.4 out of 10, positioning TORM in the top quartile of companies across all industries using the same platform. Further details can be found on page 36.

Chairman's introduction

This was to establish a separate department of experts focused on accelerating our green efforts. TORM's management has been given specific KPIs directly linked to ESG targets and efforts to support TORM's strategic focus on sustainable performance.

Shareholders
TORM introduced a new quarterly Distribution Policy during 2022 to allow for increased alignment between cash generation and shareholder distribution. With a prudent and solid capital structure approach, TORM has started to pay out quarterly dividends to our shareholder in Q2 2022, and TORM expects to pay out a total of USD 379m in dividends related to 2022.

Employees
Our ambition is to improve and nurture the culture needed to fulfill our ambitious strategy and develop initiatives which matter to our employees. Through in-depth knowledge, a common language, and targeted tools, all employees are equipped with the tools required to spot and mitigate stress.

 Read more about TORM's people on page 36

Customers
The relationship with our customers continues to be strong. We believe that our integrated business model creates a unique customer offering as it provides our customers with better accountability and insight into safety and vessel performance.

Suppliers
We expect our suppliers to comply with recognized international standards and work to improve human rights, labor conditions, impact on the environment, safety, corruption, and quality. TORM also applies its Business Principles when dealing with subcontractors and suppliers.

Community
TORM has a history of supporting the communities in which we work and the needs of the people we serve. The TORM Philippines Education Foundation is a great example of this. The foundation was set up by TORM Philippines in 2007 to support education in the Philippine community. During the educational year 2021-2022, TORM was pleased to continue to provide support.

 Read more about TORM's connection to the surrounding communities on page 38

Sustainability
In 2022, TORM added two elements to increase the transparency around our emissions and the impact of our sustainability response on our business. These are the Task Force on Climate-Related Financial Disclosure and the report on Scope 3 emissions.

 Read more about TORM's sustainability efforts on page 22

As a long-standing member of the UN Global Compact, TORM remains committed to protecting its employees, assets, reputation, and the environment by maintaining the highest possible standards. Transparency and accountability are central parts of TORM's way of doing business.

 Read more about TORM's ESG journey on pages 22-47

Chairman's introduction

The year ahead

In the year ahead, the Board will, among other topics, continue the focus on ensuring that TORM sets strategically relevant ESG targets. The focus will continue to be on applied AI competences and cyber-security, and due to increased interest from customers, we will look further into methanol as a fuel. We will continue our work on analyzing peak oil projections, utilizing our disruption indicator modelling. Our partnership with macroeconomics advisors will provide valuable insight in navigating the intersection of global markets, geopolitics, and policy. In doing so, we aim to mitigate emerging risks and act in due time.

 Read more about TORM's forward focus on page 15

I look forward to connecting with you at our Annual General Meeting in April 2023 and updating you at that time on our progress. Thank you for your continued support.

Christopher H. Boehringer
Chairman of the Board



TORM's governance structure

The Board of Directors

Chaired by Christopher H. Boehringer

The Board of Directors holds six prescheduled meetings on an annual basis but usually holds several ad hoc meetings. The duties of the Board of Directors include establishing policies for strategy, accounting, organization, finance, and the appointment of executive officers. The Board of Directors governs TORM in accordance with the limits prescribed by the Articles of Association or by any special resolution of the shareholders.

Chairman

Leads the Board of Directors, sets the agenda, and promotes a culture of open debate between Executive and Non-Executive Directors.

Meets regularly with the Chief Executive Officer, the other Executive Directors, and other senior management executives to stay informed.

Senior Independent Director

Ensures that the views of each Non-Executive Director are given due consideration.

Available to both Non-Executive Directors and shareholders if they have concerns.

Meets with each Non-Executive Director on an annual basis to appraise the performance of the Chairman.

Non-Executive Directors

Committed to contributing constructively to challenge and help develop proposals on strategy.

Executive Director

Responsible for the day-to-day management of TORM and for TORM's operational development, results, and internal development.

Implements the strategies and overall decisions approved by the Board of Directors.

Board Observers

Three types. Employee-elected Observers, providing a communication platform between the employees and the Board of Directors. Minority Board Observer appointed by the B-shareholder and Board member-elected Observers. All Observers are entitled to attend and speak at Board meetings.

Audit Committee

Chaired by Göran Trapp.

Meets a minimum of four times a year.

Assists the Board of Directors in fulfilling its responsibilities relating to the oversight of the quality and integrity of the accounting, auditing, financial reporting, and risk management of TORM.

 Read more about the role and activities of the Audit Committee on page 89

Risk Committee

Chaired by Göran Trapp.

Meets a minimum of three times a year.

Responsible for supervisory oversight and monitors responsibilities with respect to internal controls and risk management.

 Read more about the role and activities of the Risk Committee on page 95

Nomination Committee

Chaired by Christopher H. Boehringer.

Meets a minimum of twice a year.

Reviews the structure, size, and composition (including skills, knowledge, experience, and diversity) of the Board of Directors and makes recommendations to the Board of Directors regarding any changes.

Considers succession planning for Directors, the Chief Executive Officer, and others.

 Read more about the role and activities of the Nomination Committee on page 97

Remuneration Committee

Chaired by Christopher H. Boehringer.

Meets a minimum of twice a year.

Assists the Board of Directors in reviewing Management's performance and remuneration as well as TORM's general remuneration policies.

 Read more about the role and activities of the Remuneration Committee on page 100

Senior Management Team

Consists of the following employees of TORM A/S (in addition to the Executive Director, Jacob Meldgaard): Kim Balle (Chief Financial Officer – CFO), Lars Christensen (Senior Vice President and Head of Projects), and Jesper S. Jensen (Senior Vice President and Head of Technical Division). The Senior Management Team holds weekly meetings and assists the Executive Director in the day-to-day management of the business.

Board of Directors



Christopher H. Boehringer
Non-Executive Director and Chairman of TORM's Board of Directors

Nationality: Canadian

First elected: 2015

Employment: Managing Director and Head of Europe, Oaktree Capital Management (International) Limited

Skills and experience: Shipping, strategy, capital investment, M&A. Goldman Sachs, FI Travel Corporation, Warburg Dillon Read/SG Warburg, and LTU GmbH & Co

External appointments:
Utmost Group, Marco Capital Holdings Limited and Oaktree Capital Management (International) Limited

Committees: C C C



David N. Weinstein
Senior Independent Director and Deputy Chairman of TORM's Board of Directors

Nationality: American

Appointed: 2015, continues until removed by the B-shareholder

Employment: Senior Investment Banking, Governance, and Reorganization Specialist

Skills and experience: Strategy, capital markets and finance, risk management and oversight, extensive public company and corporate governance experience, global business, US Listings (i.e. Seadrill Limited, Stone Energy Corp, and Deep Ocean Group) and as Managing Director of Calyon Securities Inc, BNP Paribas, Bank of Boston and Chase Securities Inc.

External appointments: N/A

Committees: ● ● ○ ●



Göran Trapp
Non-Executive Director

Nationality: Swedish

First elected: 2015

Employment: Board member

Skills and experience: Shipping, strategy, customers, capital, finance. Morgan Stanley crude oil trader, Head of Oil Products Trading Europe & Asia, Global Head of Oil Trading and Head of Commodities EMEA. Business development and oil trading at Equinor. Founding director of energy advisory boutique Energex

External appointments: Board member of Energex Partners Ltd.

Committees: C C



Annette Malm Justad
Non-Executive Director

Nationality: Norwegian

First elected: 2020

Employment: Board member

Skills and experience: Shipping, strategy, customers, capital, finance. More than 25 years of executive experience from shipping and industry including CEO of Oslo-listed Eitzen Maritime Services ASA from 2006-2010. The last 10 years as independent consultant and Non-Executive Board member

External appointments: Partner at Recore Norway AS. Chair of the Board of Directors of Store Norske Spitsbergen Kulkompani AS, American Shipping Company ASA, Småkraft AS and Norske Tog AS. Board member of Awilco LNG ASA and PowerCell Sweden AB

Committees: ● ● ○ ●



Jacob Meldgaard
Executive Director and Chief Executive Officer

Nationality: Danish

First elected: 2015

Employment: Chief Executive Officer of TORM since 01 April 2010

Skills and experience: Shipping, customers, strategy, capital, M&A, US listing. Previously served as Executive Vice President of Dampskibsselskabet NORDEN A/S and held a number of management positions in J. Lauritzen A/S and A.P. Moller - Maersk

External appointments: Chairman of the Board of Danish Shipping and Grant Compass A/S and Board member of International Chamber of Shipping, Danish Ship Finance, SYFOGLOMAD Ltd, and the TORM Foundation

Committees: None

Audit: ● Risk: ● Nomination: ○ Remuneration: ● Chairman: C

Board and committee meeting attendance

						Board	Audit Committee	Risk Committee	Nomination Committee	Remuneration Committee
Meetings held in 2022						15	6	3	2	3
Chairman of the Board										
Christopher H. Boehringer	C			C	C	14			2	3
Senior Independent Non-Executive Director										
David N. Weinstein	●	●	●	●	●	15	6	3	2	3
Executive Director										
Jacob Meldgaard	●					15				
Non-Executive Independent Directors										
Annette Malm Justad	●	●	●	●	●	14	6	3	2	3
Göran Trapp	●	C	C			14	6	3		
Board Observers										
Christian Gorrissen						14				
Jeffrey S. Stein						7				
Rasmus J. Skaun Hoffmann						14				

Board of Directors: ● Audit: ● Risk: ● Nomination: ● Remuneration: ● Chairman: C

Leadership, governance, and engagement

Board evaluation

According to the recommendations of the UK Corporate Governance Code 2018, the Board is to review and assess its performance annually. Whilst the Committee keeps the composition of the Board under regular review, the annual review of Board effectiveness provides an opportunity for reflection on how we can continue to enhance the profile of the Board.

As TORM is not a company listed in the UK, we are not required to have an external evaluation under the UK Corporate Governance Code. Instead, TORM has undertaken an internal evaluation involving a detailed and thorough review of the Board and its principal Committees that covered a wide range of topics. This year, additional questions were included in the Board self-evaluation, which focused on whether the shift to virtual meetings during the pandemic had a negative impact on Board culture, whether the Board is sufficiently informed on the AI projects that TORM is working on, and whether the Board has access to the views of the workforce that provides meaningful information and data that the Board can use when considering the impact of the strategic decisions on employees.

 What the Board did in 2022 is described on pages 87-88

Tenure



- 0-3 years
- 4-6 years
- 7-10 years

Independence



- Independent
- Executive
- Non-Independent

Gender diversity



- Male
- Female
- Other

Ethnicity



- White
- Ethnically diverse
- Other

Board activities 2022

In 2022, TORM's Board of Directors worked with strategically important areas with particular focus on risks and opportunities in both the short and the long run. The governance structure is set for this and is ongoingly developed to be contemporary.

→ TORM's governance structure is described on page 83

→ Learn more about the activities of the Committees on pages 89-110

Strategy update
TORM runs a strategic update on a yearly basis. The topics below are to some extent a reflection of the work, which the Board of Directors has conducted prior to the strategic work. The result of the strategic work is presented in the strategic report of this Annual Report.

Distribution Policy
In May 2022, TORM announced a new, transparent Distribution Policy with the purpose of distributing all cash generated over a certain minimum threshold per vessel to our investors. With this new policy, TORM's investors get distributions that are highly reflecting the cash earnings in the product tanker market.

Geopolitical updates
The development in the geopolitical landscape means that global companies potentially face new risks. TORM has partnered up with macroeconomics advisors to gain better strategic insights to navigate the intersection of global markets, geopolitics, and policy. By doing so, TORM aims to be as knowledgeable as possible to be able to mitigate emerging risks and act in due time.

Dubai office
A large and increasing part of the world's refinery capacity will be running in the Middle East in the future. In the fall of 2022, TORM therefore decided to be present in Dubai, closer to our customers. The office will be our ninth office when opening in 2023.

Disruption indicator model
Transportation of refined oil is expected to decline at some point in the future when electrification of passenger and other vehicles accelerates. For TORM to be able to act in due time, we work with several indicators for when peak oil can be expected. Although peak oil is not the same as peak in ton-miles, we also use acknowledged reports from renowned organizations in our understanding of peak oil projections.

Carbon capture and CO_2 transportation
As part of TORM's work with adjacent business areas, an analysis was made to strengthen our understanding of the carbon capture market, in particular the post-consumption absorption. Carbon capture is one of the key technology areas to achieve climate goals. TORM has no concrete plans to enter the carbon capture market but will, along with other technologies, continue to assess the carbon capture market.

ME Production
In 2018, TORM joined forces with ME Production China ("MEP") to produce scrubbers for TORM's vessels to reduce sulfur emissions. In the third quarter of 2022, TORM agreed to increase the stake by acquiring 75% of ME Technology in Denmark, which owns MEP, thereby strengthening the combination of the experience and engineering resources at MEP with the operational excellence at TORM, helping us in achieving our environmental targets, where we have decided to push fast forward to deliver a 40% CO_2 reduction by 2025 and 45% by 2030 compared to 2008.

ESG oversight
Environmental, social and governance risks and opportunities are recurringly on the agenda for the Board of Directors meetings. These risks and opportunities have many shapes and forms, however, measuring and reporting are becoming still more focused and aligned, helping TORM to set strategically relevant targets related to ESG. In 2022, TORM made the first Scope 3 calculations and TCFD assessments, and more ESG reporting disclosures will come in the near future. TORM's Audit Committee will have oversight of the reporting as it advances into more advanced stages involving limited and reasonable assurance, and TORM's Risk Committee will work with the risks, such as disruption indicators, CO_2 tax, and more.

Board activities 2022

Methanol trades

TORM expects that the demand for seaborne transportation of methanol will increase over the coming years, driven by the expansion of power-to-x facilities, producing green hydrogen-based fuels including methanol, and the ordering and ongoing construction of vessels using methanol-based propulsion systems. TORM is currently not conducting methanol trades but does experience some interest from customers. TORM has several vessels which could be prepared for methanol trading and will continue to analyze the potential in that market.

Cyber-security

One of the themes which is more and more frequently on the agenda for the Board of Directors and the Risk Committee meetings is cyber-security. In our Enterprise Risk Management framework, we assess that the likelihood of this risk materializing is still increasing. Reasons for this are many, but Russia's invasion of Ukraine means that the risk that TORM will be subject to a cyber-attack has increased. Further, as shipping in general and TORM's business model in particular are becoming more digital, it is important for TORM to have defenses in place to prevent cyber-attacks and to have contingency plans in place, if they do occur. Although TORM has a high level of cyber-security, we see a constant need to improve our defense as risks increase, and for that reason a detailed cyber-risk maturity project was initiated during 2022 and will continue in the coming years.

Maintain experienced tonnage

With the new ton-mile demands of the product tanker market and the limited order book for the years to come, it is reasonable to assume that there will be a need in the market for a higher number of older vessels than previously. Consequently, TORM is ready to operate and maintain our vessels for a longer period, if required.



Audit Committee report

Chairman's statement

This report provides an overview of how the Audit Committee operates, an insight into the Audit Committee's activities and its role in monitoring and reviewing the integrity and quality of TORM's financial statements, the effectiveness of internal controls, and related processes.

The role of the Audit Committee

➡️ Read more about the Audit Committee's area of responsibility on page 83

➡️ Terms of Reference for the Audit Committee are available at www.torm.com/investors/governance

Audit Committee members

The Board is satisfied that the Audit Committee meets the independence requirements and any applicable laws, regulations, and listing requirements, including the UK Corporate Governance Code.

The Audit Committee has deep knowledge of and significant business experience in financial reporting, risk management, internal control, and strategic management. This combined knowledge and experience enables us to perform our duties properly. In addition, the Board of Directors believes that the members of the Audit Committee have the relevant shipping sector knowledge. In the opinion of the Board of Directors, the Chairman of the Audit Committee, Göran Trapp, meets the requirement of bringing recent financial experience to the Audit Committee.

The Audit Committee also has access to the financial expertise in TORM and its independent auditors and can seek further professional advice at TORM's expense, if required.

Meetings

The Audit Committee meets at least four times a year. The Chief Financial Officer of TORM A/S, the Head of Group Financial Controlling & Internal Controls together with senior representatives of TORM's independent auditors are invited to attend all or part of the meetings by invitation as appropriate.

Updates related to financial reporting

- Quarterly overview of the product tanker market conditions and its impact on the quarterly results
- Russia's invasion of Ukraine and geopolitical instability
- Net divestment of seven vessels
- Acquisition of Marine Exhaust Technology A/S, a Danish industrial company specializing in developing and producing advanced and green marine equipment

At a glance

Chairman
Göran Trapp

Members
Annette Malm Justad
David N. Weinstein

Composition
The Audit Committee is composed solely of Independent Non-Executive Directors.

Meetings
The Audit Committee had six scheduled meetings in 2022. The members' attendance at the Committee meetings can be seen on page 85.

2022 highlights
- The first fully integrated audit was performed on the Annual Report 2022 in compliance with section 404(b) of the Sarbanes-Oxley Act
- Quarterly assessment of the impairment indicator test of the vessels in the fleet
- Going concern assessment and viability statement

Audit Committee report

Principal activities in focus

Financial reporting

- Key elements of the Quarterly Reports and the Annual Report as well as the estimates and judgements included in TORM's financial disclosures
- The appropriateness of Management's and the external auditor's analysis and conclusions on judgemental accounting matters
- An assessment of whether the Annual Report, taken as a whole, is fair, balanced, and understandable, and whether our US annual report on Form 20-F complies with relevant US regulations with focus on clarity of disclosures, compliance with relevant legal and financial reporting standards, and application of appropriate accounting policies and judgements
- The going concern assessment and adoption of the going concern basis in preparing the Annual Report and financial statements
- The external auditor's reports on its audit of the financial statements, and reports from Management and the external auditor on the effectiveness of our system of internal controls and our internal control over financial reporting
- Compliance with applicable provisions of the Sarbanes-Oxley Act
- A quarterly assessment of the impairment indicator test of the vessels in the fleet

Risk and compliance

- Reports from Group Legal on the status of significant litigations, claims, and investigations from tax authorities
- Compliance review of the UK Corporate Governance Code recommendations
- The appropriateness of the Enterprise Risk Management Report representing critical risk factors, its ownership and governance, and alignment with the Risk Committee
- Concerns raised through the whistleblower function process and its remediations

External audit

- Monitoring the effectiveness and quality of the external audit process through examination and review of the coverage provided by the external auditor's audit plan
- Reviewing reports from the external auditor on key audit and accounting matters, business processes, internal controls, and IT systems
- Agreeing the audit and non-audit fees of the external auditor during the year, including the objectivity and independence of the external auditor

Audit Committee report

Significant reporting issues

In the financial statements, there are several areas requiring the exercise of judgement by Management. The Audit Committee's role is to assess whether the judgements made by Management are reasonable and appropriate. To assist in this evaluation, the CFO presents an accounting paper to the Audit Committee once a year, setting out the key financial reporting judgements. The main areas of judgement considered by the Audit Committee in the preparation of the financial statements are as follows:

Going concern

The Audit Committee reviewed Management's assessment of the basis for preparing TORM's financial statements on a going concern basis. This included reviewing and challenging Management's forecast and the underlying base and low case sensitivity calculations along with its assumptions. The Audit Committee also considered TORM's available liquidity, including undrawn and committed facilities along with any liquidity-enhancing projects and projections for the financial covenants within TORM's borrowing facilities.

Based on this, the Audit Committee confirmed that the application of the going concern basis for the preparation of the quarterly reports and year-end financial statements continued to be appropriate, with no material uncertainties. Please refer to Note 1 to the financial statements.

 The going concern statement is set out in the Financial Review page 67

Impairment review of vessels

The impairment review of TORM's vessels is a key recurring risk due to its significance in the context of TORM's net asset value. The Audit Committee received and considered a paper from Management covering the impairment testing of the carrying amount of TORM's vessels in the fleet within the single cash-generating unit (CGU) comprised of the Main Fleet of LR2, LR1 and MR vessels.

The carrying amount was tested using the fair value less cost of disposal for the CGU. Supported by the fair value less cost of disposal, the Audit Committee concluded not to conduct any impairments on the CGU as the fair value less cost of disposal showed a significant headroom of 42% compared to the carrying amount. Please refer to Note 10 to the financial statements.

Management prepared an analysis of the potential impact of climate change and how different drivers might have implications on the impairment assessment. Among the drivers were the fleet age, TORM's short and long-term climate targets, and the risk of stranded assets. Together with Management, the Audit Committee discussed the different drivers and their impact on the value of the fleet. While the potential impact of the drivers can have a material impact on the value of the fleet, the Audit Committee agreed that currently they only pose potential risks but risks that Management should be mindful of when evaluating different investment options. The Audit Committee will continue to monitor the development closely.

Revenue recognition

The Revenue Recognition Policy was discussed and agreed to have no changes. Revenue is recognized upon delivery of services in accordance with the terms and conditions of the charter parties and is made based on "load to discharge", and demurrage is recognized with up to 95% until actual realization. Accordingly, no revenue is recognized for the days incurred during a vessel's positioning voyage to a load port.

Depreciation policy and residual value of vessels

The Audit Committee noted and agreed that the accounting policy of depreciating vessels over 25 years was appropriate and in line with TORM's peers. The residual value was calculated based on two elements: scrap values reviewed on a yearly basis and cost of voyage to the scrapping place. In 2021, the Audit Committee agreed to the recommendation from Management to gradually phase-in the green recycling prices in the calculation of residual values by applying an equal weighted average of green recycling and conventional recycling prices, while still using a three-year average to limit volatility in the residual values. In continuation of the decision made in 2021, it was agreed by the Audit Committee in 2022 that TORM should further increase the weight of green recycling prices from 50% to 60% compared to conventional recycling prices as the market continued to mature.

Audit Committee report

Effectiveness of the Audit Committee

In 2022, the Audit Committee carried out a detailed self-assessment by way of a questionnaire and discussions facilitated by the Head of Group Financial Controlling & Internal Controls. Based on the self-assessment, no material concerns arose.

Internal audit

The Audit Committee assesses the need for an internal audit function on an annual basis and makes a recommendation to the Board of Directors. The Audit Committee was satisfied that based on TORM's size, complexity, and its internal control environment, TORM can defer the establishment of an internal audit function but must revisit the decision in 2023.

In the absence of an internal audit function, internal assurance is achieved through the work of Group Internal Control and PwC's testing of the internal controls. To the extent possible, external audit relied on control tests performed by PwC.

The Audit Committee is satisfied that the internal audit arrangements continue to provide effective assurance of TORM's risk and controls environment. Throughout the year, the Audit Committee monitored the effectiveness of TORM's risk management and internal control systems, including material financial, operational and compliance controls.

Internal controls and risk management

The Audit Committee has the primary responsibility for the oversight of TORM's system of internal control, including the risk management framework, the compliance framework, and the work of the internal control function. The Audit Committee regularly discusses the principles for risk assessment and risk management related to the financial reporting and reviews TORM's significant risks, including fraud, and their impact on financial reporting, including stress testing, when relevant.

 Read more about principal risks and uncertainties on pages 70-77

The Board of Directors fulfills its responsibility regarding effectiveness of the risk management and Internal Controls over Financial Reporting (ICFR) through the Audit Committee. As a result of the US listing on Nasdaq in New York in 2017, TORM was required to become compliant with the Sarbanes-Oxley Act (SOX) resulting in increased regulatory requirements. Therefore, Management has, together with the Audit Committee, focused on ensuring that the ICFR meet all relevant requirements.

The ICFR are based on the Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), which ensures the enabling of best practice and a strong control environment.

Due to the size of the company, TORM has since the listing in 2017 been exempt from an external auditor attestation under Section 404(b) of SOX. The exemption can be applied for a maximum of five years after the listing, and as a result, 2022 was the first year that TORM was required to have controls audited by its external auditor to comply with Section 404(b) of SOX. To ensure TORM meets its target of SOX compliance, the Audit Committee continuously monitors the status of the ICFR. This oversight by the Audit Committee includes recurring reporting, including management oversight, the outcome of management testing, and the status of auditor testing. The Audit Committee ensures that Management sufficiently addresses deficiencies when they become present.

Having monitored TORM's ICFR, the Audit Committee has not identified any material weaknesses in TORM's ICFR through either management testing or external audit.

Audit Committee report

ESG

At the request of the Board of Directors in 2021, the Board of Directors and members of the Audit Committee participated again in 2022 in a deep dive covering the ESG area. The deep dive was facilitated by experts from PwC. The purpose was to further understand how to effectively set up Board oversight, a good governance structure including roles and responsibilities, how ESG data is collected, and how to report on ESG measures including the alignment towards the financial reporting. In addition to the deep dive, the Audit Committee has on several occasions throughout the year received updates by Management on the development of regulatory requirements and how Management is planning to and progressing in the implementation of these requirements. The Audit Committee will continue to monitor the development within the ESG area including the implementation by Management.

External auditor

The Audit Committee has primary responsibility for overseeing the relationship with the external auditor, Ernst & Young LLP ('EY').

This includes making the recommendation on the appointment, reappointment, or removal of the external auditor, assessing their independence on an ongoing basis, approving the statutory audit fee, the scope of the statutory audit, and the appointment of the lead audit engagement partner. Lloyd Brown has held this role since the appointment of EY in 2020. During the year, EY

reported to the Audit Committee on their independence from TORM.

The Audit Committee and the Board of Directors are satisfied that EY has adequate policies and safeguards in place to ensure that auditor objectivity and independence are maintained. The Audit Committee has recommended to the Board of Directors the reappointment of the external auditors for the 2023 financial year, and the Board of Directors will be proposing the reappointment of EY at the upcoming AGM.

Effectiveness of the external audit process

The Audit Committee reviewed the quality of the external audit throughout the year and considered the performance of EY by undertaking an annual review of the performance of the independent auditor by a combination of discussions with Management, the quality of written deliverables to the Audit Committee, and the quality of dialogue and insights provided during Audit Committee meetings. The findings of the survey were considered by the Audit Committee, and it agreed that the audit process, independence, and quality of the external audit were satisfactory.

Based on these reviews, the Audit Committee concluded that there had been appropriate focus and challenge by EY on the primary areas of the audit, and that EY had applied robust challenge and skepticism throughout the audit.

Auditor independence and objectivity

In its assessment of the independence of the auditor, and in accordance with the standard on independence, the Audit

Committee received details of all relationships between TORM and EY which may have a bearing on their independence and received confirmation from EY that it is independent of TORM in accordance with applicable laws and regulations.

The Audit Committee maintains a policy and has procedures in place for the pre-approval of all audit services, audit-related services and other services undertaken by the external auditor. The principal purpose of this policy is to ensure that the independence and the objectivity of the external auditor are not impaired. The policies include restrictions on the types of services which the independent auditor can provide, in line with the Ethical Standard published by the UK Financial Reporting Council (FRC). Details of the services which the independent auditors cannot be engaged to perform were provided to the Audit Committee at the November 2022 Audit Committee meeting. A copy of the policy can be made available on request.

Audit Committee report

Audit and non-audit fees

Full disclosure of the audit and non-audit fees paid during 2022 can be found in Note 6 to the financial statements.

Audit fees: USD 1.0m
Non-audit fees: USD 0.4m

The independent auditor may be contracted to perform certain non-audit activities. The Audit Committee believes that this can be performed without compromising the auditor's independence and objectivity. The Audit Committee will allocate the non-audit work after considering TORM's policy on the provision of non-audit services by TORM's auditors. A copy of the pre-approval procedures can be made available on request.

Fees relating to the provision of non-audit services by EY amounted to USD 0.4m corresponding to 40% of the total audit fees. The Audit Committee considered that the services provided were most efficiently provided by the external auditor. To maintain the external auditor's independence and objectivity, the external auditor did not make any decisions on behalf of Management.

Whistleblower

TORM's Whistleblower Policy, which supports the groupwide Business Principles, is monitored by the Audit Committee.

 Read more about TORM's Whistleblower Policy here: www.torm.com/investors/governance/whistleblower

The Audit Committee received reports providing details of matters reported through TORM's international, confidential telephone reporting lines and secure e-mail reporting facility, which is operated by an independent third party, Holst Advokater. All matters reported are investigated by Holst Advokater and reported to the Board of Directors as well as to the Audit Committee together with details of any corrective actions taken. The Audit Committee also received reports at each Audit Committee meeting providing details of any fraud losses during the quarter.

Approval

On behalf of the Audit Committee

Göran Trapp
Chairman of the Audit Committee
16 March 2023

Risk Committee report

Chairman's statement

This report provides an overview of how the Risk Committee operates, an insight into the Risk Committee's activities, and its role in monitoring and reviewing the integrity and quality of TORM's companywide risk management.

The role of the Risk Committee

→ Read more about the Risk Committee's area of responsibility on page 83

→ Terms of Reference for the Risk Committee are available at www.torm.com/investors/governance

Risk Committee Members

The Risk Committee shall at any time consist of at least two independent members of the Board of Directors, each of whom shall meet the independence requirements and have sufficient qualifications within risk management and capital market knowledge to have the ability to make an independent assessment of the appropriateness of TORM's risk management and control environment as well as the planning and execution of the risk management policies and funding activities.

Meetings

The Risk Committee meets no less than three times a year.

Activities during the year

At each meeting, the Risk Committee follows up on key risk indicators to ensure alignment of risk tolerance and actual risk level. These measures include the risks described on pages 70-77 in the risk management section and monitoring of the compliance with internal mandates, such as FFA derivatives level, refinance risk, interest rate hedge level, credit risk, and time charter position. Further, a liquidity forecast is presented at each Risk Committee meeting.

Cyber-security

Cyber-security is a recurring agenda item at each meeting. The Risk Committee reviews TORM's cyber-security program established to enhance and mature TORM's cyber-security even further over the coming years.

Customer credit risk

During 2022, the Risk Committee approved an updated Customer Credit Risk Policy. TORM has a well-functioning customer credit approval process, where all customers are reviewed prior to commercial charters. TORM has revisited and subsequently refined the credit methodology to ensure consistency, efficiency, and high-quality risk assessment. The credit rating levels have been updated, and the ratings define a maximum number of active voyages and nominal amount per customer instead of only a nominal outstanding amount.

Capital structure risks

The Risk Committee reviewed risk considerations related to TORM's capital structure, including liquidity position, loan-to-value, TORM's Distribution Policy, off-balance sheet liabilities, terms and sources of funding vessel investments, and fleet employment strategy.

At a glance

Chairman
Göran Trapp

Members
Annette Malm Justad
David N. Weinstein

Composition
The Risk Committee is composed solely of Independent Non-Executive Directors.

Meetings
The Risk Committee had three scheduled meetings in 2022. The members' attendance at the Committee meetings can be seen on page 85.

2022 highlights
- Risk management review of TORM's policies on insurance, IT, financial instruments, and its Financial Policy
- Review of TORM's capital structure risk
- Intensified focus on IT security risk and oil demand disruption
  - Review and approval of the Enterprise Risk Management report

Risk Committee report

SOFR amendment to loan and derivative contracts

TORM needs to amend all existing interest rate swaps and floating-rate-based leasing and loan agreements to replace US LIBOR interest rates with SOFR interest rates because of changes in regulation. The Risk Committee has reviewed the amendment plan.

Liquidity governance

The Risk Committee approved TORM's liquidity risk and net loan-to-value risk methodologies. TORM works with break-even levels to ensure sufficient liquidity is available for the next 12 months. Furthermore, TORM ensures that financial gearing related to loan agreements can manage periods of low profitability and declining vessel values.

Financial Policy

The Risk Committee approved that TORM may, in addition to the current policy, perform foreign exchange hedging of the coming 13 to 36 months. Prior to the approval, only hedges up to 12 months were approved.

Maritime safety threats

The Risk Committee reviewed the measures taken by TORM to assess, manage, and mitigate future safety threats.

Review policies

The Risk Committee reviewed TORM's IT Policy, Financial Policy, FFA and Bunker Policy, and Credit Risk Policy. These policies outline core activities and risks, and the measures which TORM has taken to mitigate these risks.

ESG reporting/TFCD

In 2022, TORM conducted a climate-related scenario analysis using the Task Force on Climate-related Financial Disclosures (TCFD) guidelines to assess transition and physical risks and opportunities and how they might impact the resilience of TORM's strategy. The findings from the scenario analysis were presented and discussed with the Risk Committee. The climate-related risks identified through the scenario analysis exercise have been incorporated into TORM's annual Enterprise Risk Management process and will become part of the recurring items discussed at the Risk Committee meetings.

Enterprise Risk Management

The Risk Committee reviewed the key risks faced by TORM and the underlying drivers of these exposures. The alignment of actual risk and desired risk was discussed, and the Risk Committee approved TORM's risk profile based on these discussions. Further, the Risk Committee reviewed the assigned management accountability, which highlights current and planned risk-mitigating activities.

TORM's annual Enterprise Risk Management Report was approved at the Board of Directors meeting in Q1 2023.

 Read more about TORM's annual risk assessment on pages 70-77

Approval

On behalf of the Risk Committee

Göran Trapp
Chairman of the Risk Committee
16 March 2023

Nomination Committee report

Chairman's statement
In 2022, no changes were made to the Nomination Committee, and the key focus areas of the Nomination Committee have been governance, succession planning, and employee engagement.

The role of the Nomination Committee

→ Read more about the Nomination Committee's area of responsibility on page 83

→ Terms of Reference for the Nomination Committee at www.torm.com/investors/governance

Compliance with the code
The Nomination Committee complies with the UK Corporate Governance Code except for provision 18. This provision states that all directors should be subject to annual re-election, however, TORM's B-Director is not appointed for a specified term but will continue until removed by the B-shareholder. TORM believes that continuity in the B-Director role is important as this Director serves as a representative of the minority shareholders. The B-shareholder, who represents the minority shareholders, can replace the B-Director at any time.

At the 2021 Annual General Meeting, a decision was made to update TORM's Articles of Association to move from bi-annual re-election to annual re-election of the remaining Directors. All TORM's Non-Executive Directors will submit themselves for re-election at the 2023 AGM.

The Nomination Committee reviewed the independence of all Non-Executive Directors pursuant to the UK Corporate Governance Code. Except for the Chairman, the Nomination Committee is composed solely of Independent Non-Executive Directors, and they continue to make independent contributions to and effectively challenge Management.

The Executive Directors' service contracts and the Non-Executive Directors' terms and conditions of appointment are available for inspection at our registered office and will be available on display at the 2023 Annual General Meeting.

Effectiveness
During the year, the Nomination Committee reviewed the independence, time commitment, and potential conflicts of interests of the Non-Executive Directors and concluded that they each continued to demonstrate challenge and independent judgement and to devote sufficient time to discharging their duties.

At a glance

Chairman
Christopher H. Boehringer

Members
Annette Malm Justad
David N. Weinstein

Composition
Except for the Chairman, the Nomination Committee is composed solely of Independent Non-Executive Directors.

Meetings
The Nomination Committee had two scheduled meetings in 2022. The members' attendance at committee meetings can be seen on page 85.

Focus area



- 11% ■ Succession planning
- 11% ■ Diversity
- 11% ■ Employee population
- 67% ■ Governance

Nomination Committee report

Board evaluation

In accordance with the UK Corporate Governance Code, TORM conducts an annual internal evaluation of the Board. The outcome of this review led to the Board requesting further deep dives on cyber-security, TORM's use of AI, methanol as a fuel, the electricity grid being able to support the electric vehicle increase, and geopolitical risks.

➡ Read more about what the Board did this year on pages 87- 88

Employee engagement

Throughout the year, the Nomination Committee received updates on key elements of the people strategy, which provides insight into a variety of areas, including culture, diversity and inclusion, succession planning, future capabilities, and colleague engagement.

Diversity

The Nomination Committee continued to review TORM's progress against its gender diversity targets for both female Board members and women in the shore-based workforce.

➡ Read about TORM's diversity targets from page 37

Succession planning

Succession planning continues to be a priority for the Nomination Committee, and throughout the year the Nomination Committee focused on the succession pipeline for senior management, which is essential to ensure a continuous level of quality in management. It further aids

TORM in avoiding instability by mitigating the risks which may be associated with unforeseen events, such as the departure of key individuals, as well as promoting diversity and inclusion.

Retention rate

At the end of 2022, the retention rate for all shore-based employees was 90%, which is still at a satisfactory level. In 2021 and 2020, the retention rate was 88% and 92%, respectively.

➡ Read more about our employee health and well-being on page 36

Approval

On behalf of the Nomination Committee

Christopher H. Boehringer
Chairman of the Nomination Committee
16 March 2023

Board diversity matrix

Country of principle Executive Offices	United Kingdom
Foreign private issuer	Yes
Disclosure prohibited under home law	No
Total number of Directors	5

Gender identity

	Female	Male	Non-Binary	Not disclosed
Directors	1	4	-	-
Underrepresented individual in home country jurisdiction				None
LGBTQ+				Not known
Did not disclose demographic background				5

Total remuneration 2022 of the CEO

Annual performance bonus KPI outcomes

For 2022, the Remuneration Committee established a KPI bonus scorecard across four areas. These were: Contribution Margin, Carbon Footprint, Safety and Quality and Administrative Cost to a maximum bonus potential of 70% against which 7% was attained.

2022 annual bonus

7%

Formulaic outcome percentage of maximum 70%

50%

Committee discretion maximum 50%

57%

Final outcome percentage of maximum 120%

Total remuneration 2022



Benefits
2%

Annual performance bonus
34%

2022: USD 1,744m
2021: USD 2,448m

Base salary
64%

Annual performance bonus discretionary

The Remuneration Committee reviews the CEO incentive award prior to payment using judgement to ensure that the final assessment of performance is fair and appropriate. If circumstances warrant it, the Remuneration Committee may adjust the final payment.

Despite a backdrop where the geopolitical landscape was changed dramatically, and where we were all confronted by the tragic Russian invasion of and subsequent war in Ukraine, the One TORM platform proved to be ready for the changes that occurred, leading to the strongest result on record for TORM with a Adjusted Return on Invested Capital of 28.1% and expected dividend payouts related to 2022 earnings of USD 379m. Taking this into consideration, the Remuneration Committee decided to award the CEO the full 50% available at its discretion.

One TORM KPIs (70%)  7%

Committee discretion (50%)  50%

Long-term incentive plan	Awarded in 2022
Restricted Share Units	255,200
Exercise price per share	DKK 58.00
Vesting over three years	2023 - 2025
Grant value	USD 0.5m

Remuneration Committee report

Chairman's statement

The Renumeration Committee report describes the activities of the Remuneration Committee for the period 01 January 2022 to 31 December 2022. It sets out remuneration details for the Executive and Non-Executive Directors in TORM. It has been prepared in accordance with Schedule 8 of the Large and Medium-Sized Companies and Groups (Accounts and Reports) Regulations 2008 as amended (the "Regulations").

The report is split into two main areas:
- Chairman's statement
- Annual report on remuneration

The Remuneration Policy, approved by the shareholders at the Annual General Meeting (AGM) on 14 April 2021, took effect from the date of that meeting. As of the date of this Annual Report, TORM plc is in compliance with the requirements of this Remuneration Policy.

 Find TORM's Remuneration Policy at www.torm.com/investors/governance

The annual report on remuneration provides details on remuneration in the period and additional information required by the regulations. The UK Companies Act 2006 requires that the auditor's report to the shareholders on certain parts of the Directors' Remuneration Report and state whether, in their opinion, those parts of the report have been properly prepared in accordance with the regulations. The parts of the annual report on remuneration subject to audit are indicated in the report. The statement

by the Chairman of the Remuneration Committee is not subject to audit.

The role of the Remuneration Committee

→ Read more about the Remuneration Committee's area of responsibility on page 83

→ Find the Terms of Reference for the Remuneration Committee at www.torm.com/investors/governance

Compliance with the code

The Remuneration Committee is in full compliance with the UK Corporate Governance Code except for provision 32. This provision states that the Board of Directors shall establish a Remuneration Committee of Independent Non-Executive Directors, with a minimum membership of three. In addition, the Chairman of the Board of Directors can only be a member if he is independent on appointment, and he cannot chair the Remuneration Committee. TORM's Chairman of the Board of Directors, Christopher H. Boehringer, has been appointed as chairman of TORM's Remuneration Committee. However, given his association with the controlling shareholder and the alignment of interest regarding remuneration, the Board of Directors considers it appropriate for Christopher H. Boehringer to chair the Remuneration Committee.

At a glance

Chairman
Christopher H. Boehringer

Members
Annette Malm Justad
David N. Weinstein

Composition
Except for the Chairman, the Remuneration Committee is composed solely of Independent Non-Executive Directors.

Meetings
The Remuneration Committee had two scheduled meetings in 2022. The members' attendance at committee meetings can be seen on page 85.

Focus area



- One TORM KPIs — 37%
- CEO remuneration — 3%
- LTIP — 22%
- Employee remuneration — 5%
- Governance — 10%
- Board remuneration — 23%

Remuneration Committee report

Meetings

The Chairman and the Executive Director attend the meetings of the Remuneration Committee except for matters relating to their own remuneration. The Head of Group Human Resources attended some meetings, and other members of Management may attend when necessary.

Activities during 2022

KPIs

As detailed in the Annual Report 2021, a new KPI structure which better aligns TORM's performance with bonus payouts to employees was instigated in 2022. In accordance with the UK Corporate Governance Code, the Remuneration Committee reviewed the proposed KPI catalogue, from which employees would be able to select, to ensure that remuneration is aligned to Company purpose and values and is clearly linked to the successful delivery of the Company's long-term strategy.

Extraordinary bonus

In December, the Remuneration Committee unanimously agreed that an extraordinary general bonus should be paid out to our employees in lieu of the strong financial results for the Company and also taking into account the general increase in cost-of-living pressures brought about by the current geopolitical climate. Senior management and executives who are part of the long-term incentive programme were excluded from the payment.

Succession and the wider workforce

In addition, the Remuneration Committee engaged in discussions surrounding the wider workforce remuneration and incentives to ensure that, as a company, TORM creates an environment where our most talented employees are recognized and given greater responsibilities.

Annual Remuneration Policy review

The Remuneration Committee reviewed the Remuneration Policy. The conclusion was that no amendments to the Remuneration Policy were required at this time. The Remuneration Policy was approved at the 14 April 2021 AGM. At this point, there is no intention to revise the Remuneration Policy more often than every third year, unless required due to changes to regulations or legislation.

Approval

On behalf of the Remuneration Committee

Christopher H. Boehringer
Chairman of the Remuneration Committee
16 March 2023

Remuneration Committee report

Remuneration at a glance
Executive Director's and Chief Executive Officer's remuneration

Fixed pay

Base salary	Effective 01 January 2022 Chief Executive DKK 7.39m	Effective 01 January 2023 Chief Executive DKK 7.72m
Executive Director salary	Euro 70,000	Euro 70,000
Benefits	DKK 276,000, covering the running and maintenance expenses associated with a private vehicle	DKK 276,000, covering the running and maintenance expenses associated with a private vehicle
Pension	Not entitled to any pension	Not entitled to any pension

Annual bonus

Short-term incentive	Opportunity (% of salary): Maximum: 120% of the base salary in the financial year 2022	Opportunity (% of salary): Maximum: 120% of the base salary in the financial year 2023

Long-term incentive

Long-term incentive	Granted a total of 255,200 RSUs with effect as of 01 January 2022, which will vest in equal installments over the next three years. The exercise price for each RSU is DKK 53.5	Granted a total of 255,200 RSUs with effect as of 01 January 2023, which will vest in equal installments over the next three years. The exercise price for each RSU is DKK 58.0

Statement of voting at the AGM

Shareholder voting on the resolutions to approve the annual Remuneration Report put to the 2022 AGM and the Directors' Remuneration Policy put to the 2021 AGM were as follows:

	Votes for	%	Votes against	%	Total votes	Abstentions
Annual Remuneration Report	47,924,209	59.2	1,897,025	3.8	49,821,234	1,033
Directors' Remuneration Policy	48,123,828	63.9	3,018,434	4.0	51,142,262	952

Remuneration Committee report

Executive Director's and Chief Executive Officer's remuneration

Single total figure of remuneration
The table to the right sets out the 2021-22 remuneration for Jacob Meldgaard in his roles as Executive Director of TORM plc and Chief Executive Officer (CEO) of TORM A/S, a subsidiary of TORM plc.

Base salary
The base salary is discussed and agreed with the Chairman of the Board of Directors and the Remuneration Committee once a year. Base salary as of 01 January 2022: DKK 7.39m (USD 1,040m). In addition, the CEO receives Euro 70,000 (USD 72,000) for his role as Executive Director. The CEO's base salary was reviewed on 07 February 2023 to determine the appropriate salary for 2023. The base salary as of 01 January 2023 was determined at DKK 7.72m, and the adjustment of the salary will take effect as of 01 January 2023.

Taxable benefits
TORM can place a car costing no more than DKK 1m at the CEO's disposal. However, the CEO has instead accepted an amount of DKK 23,000 per month, covering the running and maintenance expenses associated with a private vehicle. For 2022, the amount of DKK 276,000 (USD 39,000) was included in the single figure amount.

Other benefits provided directly include two newspapers, a mobile phone which may be used for both business and private purposes, a PC at the CEO's disposal at his home address which may be used for both business and private purposes, including internet access and call charges. No changes in allowances and benefits are expected for 2023.

Total remuneration for the financial year 2022

	2022	2021
	Fixed pay (USD'000)	Fixed pay (USD'000)
Base salary	1,112.0	1,243.4
Taxable benefits	38.8	44.0
Pension	-	-
Total fixed remuneration	**1,150.8**	**1,287.4**
Variable pay (USD'000)		
Annual performance bonus	592.8	1,161.3
Total variable pay	592.8	1,161.3
Single total figure of remuneration (USD'000)	**1,743.6**	**2,448.7**

Change in remuneration of colleagues and Directors

	% change from 2021 to 2022		
	Salary	Benefits	Bonus
Employee entire group	4.6%	0.0%	-1.9%
Chief Executive Officer	-10.6%	-11.8%	-49.0%

Remuneration Committee report

Performance bonus 2022

The Remuneration Committee has provided the CEO with a performance cash bonus for the financial year 2022 in the following range and based on the following parameters:

- The fulfillment of specific performance metrics set by TORM (up to 70% of the CEO's base salary). These include but are not limited to RoIC, cost structure, highest safety standards, and environmental footprint
- Up to 50% of the CEO's base salary based on the sole discretion of TORM's Board of Directors

In aggregate, the maximum achievable cash bonus for the financial year 2022 for the CEO is equal to 120% of the CEO's base salary in the financial year 2022. The specific metrics and calculation methodology for each of the parameters have been determined by the Board of Directors. Based on the aforesaid methodology, the CEO's performance cash bonus for 2022 was determined to be a total of 57% (7% on parameter 1 and 50% on parameter 2) of the 2022 fixed annual salary of DKK 7.39m, resulting in an amount of DKK 4,212m (USD 0.59m).

Long-Term Incentive Program – Restricted Share Units granted to the CEO

In accordance with TORM's Remuneration Policy, the Board of Directors has as part of the Long-Term Incentive Program (LTIP) granted Restricted Share Units (RSUs) in the form of restricted stock options to certain employees. The RSUs aim at retaining and incentivizing the employees to seek to improve the performance of TORM and thereby the TORM share price for the mutual benefit of themselves and TORM's shareholders. Each RSU granted under the LTIP entitles its holder to acquire one Class A common share, subject to vesting. Below is a description of the RSUs which have not expired without exercise.

The original RSUs granted to the CEO in 2016 vested in equal amounts over a five-year period. Subsequent awards vest in equal amounts over three years.

Vested RSUs may be exercised for a period of 360 days from each vesting date. Details of the CEO's awards and interests in Restricted Share Units are set out on page 106.

The single figure remuneration table for the CEO does not include any amounts in relation to the RSU awards since 2016, and there are no performance conditions associated with the grant of RSUs.

As detailed in announcement no. 7 issued on 18 March 2021, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next three years. The first amount can be exercised from 01 January 2022. The exercise price for each RSU is DKK 53.5, corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc's Annual Report 2022 plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date.

As detailed in announcement no. 9 issued on 23 March 2022, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next three years. The first amount can be exercised from 01 January 2023. The exercise price for each RSU is DKK 58, corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc's Q4 2021 release plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date.

Remuneration Committee report

Long-Term Incentive Program – Restricted Share Units granted to the Executive Director

Year	2016	2017	2018	2019	2020	2021	2022
Grant of RSUs excluding the Executive Director	723,069	866,620	944,470	1,001,054	1,047,389	1,099,921	1,137,770
Grant of RSUs to the Executive Director	1,276,725	-	766,035	-	-	255,200	255,200
Vesting period in years	3	3	3	3	3	3	3
Vesting period in years to the Executive Director	5		3			3	3
Beginning	01/01/2017	01/01/2018	01/01/2019	01/01/2020	01/01/2021	01/01/2022	01/01/2023
Exercise period from vesting	Six months and 12 months for the Executive Director	Six months	360 days after each vesting date	360 days after each vesting date	360 days after each vesting date	360 days after each vesting date	360 days after each vesting date
Exercise price	DKK 96.30	DKK 96.30	DKK 53.70	DKK 49.70	DKK 69.90	DKK 53.50	DKK 58.00
Reduced due to dividend payment	DKK 0.00	DKK 0.00	DKK 47.40	DKK 28.2	DKK 49.1	DKK 38.3	DKK42.8
Black-Scholes model, the theoretical market value	USD 5.0m	USD 1.0m	USD 2.3m	USD 1.7m	USD 1.3m	USD 3.0m	USD 2.7m
Total RSUs expired unexercised	1,999,794	866,620	1,050,383	305,576	409,376	124,062	69,117
RSUs exercised within 2019	-	-	529,402	-	-	-	-
RSUs exercised within 2020	-	-	12,405	95,276	-	-	-
RSUs exercised within 2021	-	-	118,315	291,112	-	-	-
RSUs exercised within 2022	-	-	-	309,090	334,961	433,979	-
Total RSUs exercised by grant year	-	-	660,122	695,478	334,961	433,979	-
RSUs outstanding as of 31 December 2022	-	-	-	1	303,052	797,080	1,323,853

Remuneration Committee report

LTIP element of Jacob Meldgaard's remuneration package 2022

	18 March 2021	23 March 2022
Grant date		
RSU LTIP grant	255,200	255,200
Original exercise price per share	DKK 53.50	DKK 58.00
RSU grant value assuming 100% vesting	USD 0.6m	USD 0.5m

End of service gratuity

TORM can terminate the CEO's Service Agreement giving 12 months' notice to expire on the last day of a month. The CEO can terminate the Service Agreement giving six months' written notice to expire on the last day of a month.

Post-service salary

If the CEO dies during his employment, TORM will pay to the widow or any of his children below the age of 18 the fixed salary including non-salary benefits for the current month and a post-service salary for three months equal to the fixed salary. However, such post-service salary will only be paid until the date on which the employment would have terminated because of termination of the Service Agreement.

Total pension entitlements

The Directors of TORM plc are not entitled to any pension contributions from TORM. In addition, Denmark-based Executive Director Jacob Meldgaard, in his role as CEO of TORM A/S, is not entitled to any pension contribution.

Taxable benefits

In general, members of the Board of Directors of TORM plc do not receive any additional benefits.

Payments for loss of office

No payments for loss of office have been made in 2022. The Company does not consider making payments for loss of office to Non-Executive Directors. For Executive Directors, a termination notice cannot exceed 24 months. Termination by the Executive Director must be subject to a minimum of six months' written notice. Any severance pay cannot exceed an amount corresponding to the remuneration paid for the preceding two years. The Remuneration Committee will maintain a discretionary approach to the treatment of leavers given that the facts and circumstances of each case are unique. In an exit situation, the Remuneration Committee will consider the individual circumstances, any mitigating factors that may be relevant, the appropriate statutory and contractual position, and the requirements of the business for speed of change.

Outside appointments

The Executive Director is entitled to retain the fees earned from non-executive appointments outside TORM. Jacob Meldgaard was appointed Non-Executive Director of Danish Ship Finance A/S for which he received DKK 350,000 and Non-Executive Director of SYFOGLOMAD Limited for which he received EUR 5,000 for his services. Jacob Meldgaard is also Chairman of the Board of Grant Compass A/S for which he receives no fee but has been granted warrants.

Annual bonuses and LTIPs

TORM's Remuneration Policy stipulates that the Non-Executive Directors' remuneration cannot include participation in share or warrant programs. The Non-Executive Directors of TORM plc do not receive any part of their remuneration from TORM in shares or warrants. The remuneration for the Non-Executive Directors is determined by the Board of Directors subject to limits in TORM's Articles of Association. During 2022, none of the Non-Executive Directors received any part of their remuneration in shares or warrants.

Remuneration Committee report

The Executive Director's interests in the shares of TORM

The table to the right summarizes the total interests of the Executive Director in shares of TORM plc as of 31 December 2022. During the period 01 January to 31 December 2022, no gains were made by the Executive Director on the exercise of share options. No changes took place in the Executive Director's interests between 31 December 2022 and 16 March 2023.

The Directors' interest in the shares of TORM

The table to the right summarizes the total interests of the Directors in shares of TORM plc as of 31 December 2022. No changes took place in the Directors' interests between 31 December 2022 and 16 March 2023.

Remuneration for Non-Executive Directors

The table to the right summarizes the remuneration paid to the Non-Executive Directors of TORM in 2022. The fees payable can be found in the Remuneration Policy and are paid in Euros. The decrease in fees in USD is in relation to exchange rates. The fees in Euros remain unchanged year on year. The fees shown include any additional fees paid in respect of chairmanships of committees or other roles such as Senior Independent Director. Board Observer fees are not shown in this report; however, the fees payable can be found in the Remuneration Policy.

Executive Director's interests in the shares of the Company (audited)

Jacob Meldgaard's Restricted Share Units	Awarded	Vested not exercised	Agreed not to exercise	Exercised	Unvested
2016	1,276,725	-	-	-	1,276,725
2017	-	255,345	-	-	1,021,380
2018	766,035	255,345	766,035	-	766,035
2019	-		-	255,345	510,690
2020	-	255,345	-	-	255,345
2021	255,200	255,345	-	-	255,200
2022	255,200	-	-	85,066	425,334

2022 statement of Directors' shareholding and share interests

Director	Ordinary shares as of 01 Jan 2022	Ordinary shares as of 31 Dec 2022	Changes from 31 Dec 2022 to 11 Mar 2023	Ordinary shares as of 11 Mar 2023
Christopher H. Boehringer	21,204	21,204	-	21,204
David N. Weinstein	5,000	5,000	-	5,000
Göran Trapp	12,820	12,820	-	12,820
Annette Malm Justad	2,700	2,700	-	2,700
Jacob Meldgaard	255,411	340,477	-	340,477

The above table shows the total number of share interests of each Director.

2022 remuneration table Non-Executive Directors

USD '000	Base fee			Committee fee			Total		
Director	2022	2021	2020	2022	2021	2020	2022	2021	2020
Christopher H. Boehringer	157	176	171	52	60	85	210	235	256
David N. Weinstein	104	117	114	104	116	86	207	234	200
Göran Trapp	52	59	57	104	117	114	155	176	171
Annette Malm Justad	52	59	57	104	117	82	155	176	139

Remuneration Committee report

Information provided in the following part of the Annual Report on remuneration is not subject to audit.

Assessing pay and performance

In the tables to the right, we summarize the Chief Executive Officer's single figure remuneration over the past six years, and how our variable pay plans have paid out in relation to the maximum opportunity. This can be compared to TORM's performance since the listing of TORM plc, measured by total shareholder return, compared to the average of a selection of TORM's main peers in the industry and with the performance of the Danish stock index OMX. The OMX index is a market cap weighted index of all stocks listed on Nasdaq in Copenhagen. The total shareholder return is calculated in USD.

6-year historical performance. TORM plc vs peers and the OMX index



Financial year remuneration for the Chief Executive Officer



Remuneration Committee report

Annual percentage change in Directors' remuneration

The table to the right shows the percentage change over the year ended 31 December 2021 to the year ended 31 December 2022 in respect of the Directors' remuneration and average employee remuneration. As required by legislation, the Directors' remuneration is compared to the employees of TORM plc on a full-time equivalent basis.

Relative importance of spend on pay

The table to the right shows the actual expenditure of TORM on employee pay and distributions to shareholders compared to the retained earnings of TORM.

Change in remuneration of colleagues and Directors'

	Salary or fees % change		Benefits % change		Bonus % change	
	2021 to 2022	2020 to 2021	2021 to 2022	2020 to 2021	2021 to 2022	2020 to 2021
Chief Executive Officer	-10.6%	10.1%	-11.8%	7.4%	-49.0%	2.1%
Christopher H. Boehringer	-10.9%	-8.1%	N/A	N/A	N/A	N/A
David N. Weinstein	-11.4%	16.8%	N/A	N/A	N/A	N/A
Göran Trapp	-11.7%	2.9%	N/A	N/A	N/A	N/A
Annette Malm Justad	-11.7%	26.5%	N/A	N/A	N/A	N/A
Colleagues entire group	4.6%	3.5%	0.0%	0.0%	-1.9%	1.4%

The comparative figures used to determine the % change take into consideration the CEO's salary and benefits.
Other benefits provided relate directly to company car benefit.
% change in DKK for salary and Executive Director's fees is 1.5%, taxable benefits is 0.0% and annual bonus is -42.1%.
% change in Euro for Non-Executive Director fees is 0%. Fees have remained unchanged.

Relative importance of spend on pay

Expenditure USDm	2022	2021	2020	2019
Dividends paid	166.7	-	70.6	-
Purchase of outstanding treasury shares in TORM A/S	-	-	-	-
Purchase/disposals of treasury shares	-	-	1.3	-
Executive Director's remuneration	1.7	2.4	2.3	2.2
Total	168.4	2.4	74.2	2.2
Staff costs	49.7	52.1	50.7	45.8
Retained earnings	1,290.4	899.5	939.2	920.0

Remuneration Committee report

Remuneration Policy

The TORM plc Remuneration Policy approved at the 20 April 2021 AGM remained unchanged during 2022. In accordance with the UK Corporate Governance Code, TORM's Remuneration Policy and practices are designed to support the business strategy and promote TORM's long-term sustainable success. The Remuneration Committee will continue to consider the appropriateness of the Remuneration Policy annually to ensure that it continues to align with the business strategy. At this point, there is no intention to revise the Remuneration Policy more often than every third year, unless required due to changes to regulations or legislation.

 Find TORM's Remuneration Policy at www.torm.com/investors/governance/

2023 remuneration

The Remuneration Policy approved at the 14 April 2021 AGM will be implemented for the financial year 2023. There are no foreseen changes to the policy.

Adaptation and publication

The Board of Directors must review the Remuneration Policy at least once a year. Any changes to the Remuneration Policy must be adopted by the Board of Directors and approved by the shareholders at an AGM.

TORM's Remuneration report will be included in TORM's Annual Reports for all financial years and will contain information on remuneration paid to the Board of Directors and Executive Management.

Approval

On behalf of the Remuneration Committee

Christopher H. Boehringer
Chairman of the Remuneration Committee
16 March 2023

Investor information

Share information

Exchanges	Nasdaq CPH and NY
ISIN (CPH)	GB00BZ3CNK81
CUSIP (NY)	G89479102
Tickers	TRMD A and TRMD
Year high (TRMD A)	DKK 225.00 (03 Nov.)
Year low (TRMD A)	DKK 42.78 (24 Jan.)
Number of A-shares (end 2022)	82,311,299
Number of treasury shares	493,371

Financial calendar 2023

13 April 2023, Annual General Meeting
11 May 2023, First quarter 2023 results
17 August 2023, First half 2023 results
09 November 2023, Nine months 2023 results

Investor relations contact

Andreas Abildgaard-Hein
Vice President, External Reporting and IR
Phone: +45 3917 9339
Email: ir@torm.com

Jomkwan Palitwanon
Investor Relations
Phone: +45 3917 9331
Email: ir@torm.com

Analyst coverage

ABG Sundal Collier
Petter Haugen
Phone: +47 22 01 61 39
Email: petter.haugen@abgsc.no

Clarksons
Frode Mørkedal
Phone: +47 22 01 63 27
Email: frode.morkedal@clarksons.com

Danske Bank
Håvard Sjursen Lie
Phone: +47 40 47 44 43
Email: hvli@danskebank.com

Evercore ISI
Jonathan B. Chappell
Phone: +1 212 497 0827
Email: jonathan.chappell@evercoreisi.com

Fearnley Securities
Øystein Vaagen
Phone: +47 22 93 63 97
Email: o.vaagen@fearnleys.com

Kepler Cheuvreux
Anders Redigh Karlsen
Phone: +47 23 13 90 68
Email: arkarlsen@keplercheuvreux.com

Pareto Securities
Eirik Haavaldsen
Phone: +45 24 13 21 20
Email: eirik.haavaldsen@paretosec.com

Skandinaviska Enskilda Banken AB
Ulrik Bak
Phone: +45 31 25 60 33
Email: ulrik.bak@seb.dk

Communication to investors

To ensure consistent communication to all investors, quarterly and annual financial statements and other stock exchange announcements are the main vehicles of communication. TORM maintains regular capital market contact through analyst and industry presentations, investor meetings, and conference calls. Investor meetings are primarily held in Copenhagen and in the major European, US and Asian financial centers.

In 2022, TORM issued a total of 33 announcements to the stock exchange.

➡ Find all announcements in English at https://www.torm.com/investors/announcements

Three weeks prior to the publication of quarterly and annual financial statements, communication with investors is limited to issues of a general nature, and in that period no individual investor meetings are held.

Investor information

Share price performance
In 2022, TORM had an average of 81,804,130 A- shares outstanding. The average daily trading volume on Nasdaq in Copenhagen has been approximately 305,000 shares and approximately 314,000 shares on Nasdaq in New York. During 2022, the share price increased from DKK 51.7 to DKK 198.4 on Nasdaq in Copenhagen and from USD 7.96 to USD 29.2 on Nasdaq in New York. Throughout 2022, TORM has been part of the Mid Cap segment on Nasdaq in Copenhagen. As of 02 January 2023, TORM became part of the Large Cap segment on Nasdaq in Copenhagen.

 The 2022 share price development is available at www.torm.com/investors/share

Changes to the share capital
As of 31 December 2021, TORM plc's total share capital was USD 812,332.71 consisting of 81,233,269 A-shares of USD 0.01 each, one B-share and one C-share both of USD 0.01.

During 2022, TORM has increased its share capital by 1,078,030 A-shares as a result of the same number of Restricted Share Units being exercised.

Share capital
As of 31 December 2022, TORM's share capital amounted to USD 823,113.01 divided into 82,311,299 A-shares of USD 0.01 each, one B-share of USD 0.01 and one C-share of USD 0.01. A total of 82,311,299 votes are attached to the A-shares. Only the A-shares are admitted to trading and official listing on Nasdaq in Copenhagen and Nasdaq in

New York. As of 31 December 2022, TORM holds 493,371 as treasury shares.

Each A-share carries one vote on all resolutions proposed at the General Meetings of the Company except for the election or removal of the B-Director. Until the Threshold Date (the first time at which OCM Njord Holdings S.à r.l. ("Oaktree") and its affiliates cease to beneficially own at least one third of the issued shares), the sole B-share has one vote at the General Meetings and special administrative rights, including the right to appoint the Deputy Chairman of the Board of Directors. After the Threshold Date, all Directors can be appointed or removed by passing an ordinary resolution. The B-shareholder also has the right to appoint one Board Observer. Pursuant to the Articles of Association, no more than one B-share can be issued by the Company.

The Company can only take certain material actions relating to supermajority matters and Reserved Matters (as specified in its Articles of Association) if either (i) the majority of the Directors (who must include the Chairman and the B-Director) approve the relevant action or (ii) (a) in case of a supermajority action, if the B-Director did not approve such action or attend the relevant Board meeting, such action is approved by a shareholder resolution approved by at least 86% of the votes capable of being cast on such supermajority action or (ii) (b) in case of a Reserved Matter action, if the B-Director did not approve such action or attend the relevant Board meeting, such action is approved by a shareholder resolution approved by at least

70% of the votes capable of being cast on such Reserved Matter action.

Until the Threshold Date, the sole TORM C-share has 350,000,000 votes at the General Meetings in respect of certain Specified Matters only, including the election of members to the Board of Directors of TORM (including the Chairman, but excluding the B-Director) and certain amendments to the Articles of Association. The sole C-shareholder, Oaktree, must continue to hold the C-share as long as it or its affiliates beneficially own at least one third of the issued shares ("Threshold Date"). Accordingly, Oaktree may continue to operate as the Company's controlling shareholder, even if Oaktree does not own a majority of the A-shares. Pursuant to the Articles of Association, no more than one C-share can be issued by the Company.

A number of the A-shares are issued subject to restrictions on transfer ("Restricted Shares") imposed by US securities laws. These Restricted Shares may only be transferred pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission or an exemption from the registration requirements of the United States Securities Act of 1933 as amended. There are no specific restrictions on the size of a holding of the A-shares nor the transfer of the A-shares (except for the Restricted Shares as detailed above), which are both governed by the general provisions of the Articles of Association and prevailing legislation.

Investor information

The B-share can only be transferred to (i) another trustee (it is currently held by SFM Trustee Limited on behalf of the minority shareholders), or (ii) the Company if the B-share is redeemed or (iii) any person who has acquired 100% of the issued A-shares. The B-share cannot be encumbered.

The C-share is held by Oaktree and can only be transferred (i) to one of Oaktree's affiliates or (ii) to the Company if the C-share is redeemed or (iii) any person who has acquired 100% of the issued A-shares. The C-share cannot be encumbered.

 For further details on the transferability, please see the Articles of Association at www.torm.com/investors/governance

The B-share and the C-share do not have any rights to receive dividends or other distributions which the Company decides to pay. The Company must redeem the B-share and the C-share at the same time as soon as possible after the Threshold Date for USD 0.01 each. Once redeemed, the B-share and the C-share must be cancelled, and no further B-shares or C-shares can be issued by the Company. Pursuant to TORM's Articles of Association and authorities granted at TORM plc's AGM on 15 March 2016 (2016 AGM) and updated authorities granted at TORM plc's AGM on 14 April 2020, the Board of Directors was granted authority to allot shares or rights relating to shares for cash free from pre-emption up to an aggregate nominal amount of USD 5,073,293 comprising:

- Up to an aggregate nominal amount of USD 686,142 in connection with the Exchange Offer (of which USD 622,988.48 nominal value was issued (62,298,846 A-shares, one B-share and one C- share)) during the period ended 31 December 2016. As the Exchange Offer has been completed, no further shares will be issued under this authority
- Up to an aggregate nominal amount of USD 1,372,283 which can be offered in connection with any proposed initial public offering of equity securities on certain US stock exchanges, of which none was issued from 01 January 2020 to 31 December 2022, leaving a current authority to issue up to 137,228,300 A-shares
- Up to an aggregate nominal amount of USD 2,477,026 in general equity issues including warrants, convertible debt, and general equity with the issue being at fair value as determined by the Board of Directors, of which none was issued from 01 January 2020 to 31

December 2022, leaving a current authority to issue up to 247,702,600 A-shares
- Up to an aggregate nominal amount of USD 777,625 to Directors, officers, or employees of the Company or any of its subsidiaries

Further, the Board of Directors received authorization at the 2020 AGM to make market purchases up to a maximum of 7,476,065 A-shares within a certain price range.

All the above authorities to issue and purchase shares expire on 14 April 2025.

Details of TORM's CEO's share scheme and any rights attached to the shares under this scheme is set out in the Directors' Remuneration report.

The U.K. Takeover Code, issued and administered by the U.K. Takeover Panel, applies to the Company.

Share pre-emption grant

Authority	Date	Value
Granted	14 April 2020	USD 777,625
Utilized	15 May 2020	USD 10,474
Utilized	18 March 2021	USD 13,551
Utilized	23 March 2022	USD 13,930
Remaining		USD 739,670

Share repurchase grant

Granted	14 April 2020	7,476,065
Repurchase period	1 January to 31 December	180,500
Remaining	Approx. 10% of TORM's share capital excluding treasury shares	7,295,565

Investor information

Shareholders

As of 31 December 2022, TORM had approximately 12,003 registered shareholders representing approximately 87% of the share capital.

In 2020, TORM has been subject to UK Disclosure Guidance and Transparency Rules under which shareholders have a 3% ownership notification requirement. From 01 January 2021, because of Brexit, TORM has changed its home member state in relation to the EU's Prospectus Regulation and Transparency Directive to Denmark. This implies that shareholders now have a 5% ownership notification requirement. Based on notifications received during 2022 and 2023 to date, OCM Njord Holdings S.à r.l. (Oaktree) is the only shareholder with more than 5% of the share capital holding 65% of the share capital.

As of 31 December 2022, TORM's treasury shares represented approximately 0.6% of the total share capital. The C-share is held by Oaktree, and the B-share is held by the Minority Trustee, SFM Trustees Limited, on behalf of TORM's non-Oaktree shareholders. The B-share and the C-share have certain voting rights.

At the end of 2022, the members of the Board of Directors held a total of 382,201 shares, equivalent to a total market capitalization of DKK 75,828,678 or USD 10,875,861. The Board of Directors and certain employees are limited to trading shares during a four-week period after the publication of the financial report.

TORM's Transfer Agent is Computershare Inc, P.O. Box 43006, Providence RI, 02940-3078, USA.

Distribution Policy

TORM intends to distribute on a quarterly basis excess liquidity above a fixed threshold cash level as of the balance sheet date. For each quarter, the threshold cash level will be determined as the product of cash requirement per vessel and the number of owned and leased vessels in TORM's fleet as of the balance sheet day. Excess liquidity is determined as TORM's readily available liquidity less the threshold cash level. The readily available liquidity is defined as i) TORM's cash balance at the last day of the quarter preceding the relevant distribution date excluding restricted cash, plus ii) undrawn amounts on TORM's working capital facilities, minus iii) proceeds received from vessel sales, or additional proceeds from vessel refinancing, or securities offerings in the past 12 months earmarked for share repurchases, debt prepayment, vessel acquisitions, or general corporate purposes.

The cash requirement per vessel is fixed at:

- USD 1.5m for 30 June 2022
- USD 1.8m for 30 September 2022 onwards

In line with the Distribution Policy effective from the second quarter of 2022, the Board of Directors has decided to recommend a distribution of USD 212m for the fourth quarter of 2022.

Dual listing and trading

TORM's A-shares are listed on Nasdaq in Copenhagen under the ticker TRMD-A and on Nasdaq in New York under the ticker TRMD. TORM's A-shares can move freely between the two Nasdaq exchanges.

Warrants and Restricted Share Units

As of 31 December 2022, 2,423,986 RSUs were outstanding with 1,078,030 being exercised during 2022.

 The specific terms for the RSUs are described on pages 100-110

In accordance with TORM's Remuneration Policy, the Board of Directors has as part of the Long-Term Incentive Program (LTIP) granted certain employees Restricted Share Units (RSUs) in the form of restricted stock options. The RSUs aim at retaining and incentivizing the employees to seek to improve the performance of TORM and thereby the TORM share price for the mutual benefit of themselves and TORM's shareholders. Each RSU granted under the LTIP entitles its holder to acquire one Class A common share, subject to vesting.

 For further information about investor relations, please visit www.torm.com/investors/

Engagement and decision-making

The following information forms our section 172 statement, setting out how, in performing their duties over the course of the year, Directors have had regard to the matters set out in section 172(1) (a-f) of the UK Companies Act 2006.
We have integrated our reporting on how our stakeholders have been considered in terms of our business model and governance throughout this report. The Board of Directors of TORM considers, both individually and together, that they have acted in the way they consider, in good faith, would be most likely to promote the success of TORM for the benefit of its members as a whole during the year ended 31 December 2022.

Why? **Why is it important to engage?**	How? **How did Management and Directors engage?**	Outcomes and actions **What was the impact of the engagement?**
Shareholders		
Transparent and open shareholder communication is expected to support the markets' valuation of TORM shares and future access to capital in the equity markets.	To ensure consistent communication to all investors, quarterly and annual financial statements and other stock exchange announcements are the main vehicles of communication. TORM maintains regular capital market contact through analyst and industry presentations, investor meetings, and conference calls. TORM's management and the Directors have a continuous focus on unleveraging the integrated One TORM platform, TORM's capital structure, TORM's ESG agenda, and the product tanker market fundamentals in support for short-term and long-term RoIC generation with the aim of maximizing the long-term value for TORM's shareholders.	TORM issued 33 stock exchange announcements during 2022. After the lockdowns related to the COVID-19 pandemic were stopped, it was again possible to conduct physical meetings with investors. TORM did, however, still organize several conference calls and presentations via digital platforms with investors through e.g. analysts. Further, TORM was represented on a number of industry panels. In connection with the development of TORM's updated ESG reporting, equity analysts, investors, and ESG consultants have been consulted about their requirements for the 2022 reporting. TORM has included TCFD and Scope 3 reporting for the first time in the 2022 Responsibility report. TORM is actively communicating initiatives that are affecting leverage and liquidity, and we are continuously confirming TORM's focus on the One TORM platform through quarterly and annual presentations.
Employees		
TORM's employees are fundamental to enable the Company to do business, and their continued engagement is an integral part of the decision-making across the organization. The Board of Directors supports an open dialogue between the Board and the workforce. TORM regards responsible behavior as a central part of the Company, our business, and the mindset of our people.	The Board of Directors oversees the mechanisms we have in place to help ensure that employees can raise any matters of concern, how such matters are considered and, when necessary, how they are investigated through the whistleblower facility. Two employee-elected representatives attended all Board meetings as Observers. The current Observers include one office-based employee and one sea-based employee. Observers are permitted to participate but are not permitted to formally vote on matters submitted to a vote. The Board of Directors receives and follows up on the Employee Engagement Survey performed twice a year.	→ Since 2006, TORM's Board of Directors has provided a whistleblower facility with an independent lawyer as part of the internal control system. Read more on page 40 → The Observers on TORM's Board of Directors allow TORM's employees to have a direct line of questioning to and receiving feedback from the Board. Full details of attendance can be found on page 85 → In 2022, we continued our bi-annual real-time data engagement survey, which we introduced in 2019. More than 98% of all land-based employees responded to this survey. Read about TORM's engagement survey on page 36

Engagement and decision-making

Why? **Why is it important to engage?**	**How?** **How did Management and Directors engage?**	**Outcomes and actions** **What was the impact of the engagement?**

Suppliers and Customers

| Managing the relationship with suppliers and customers is an integral part of the way TORM conducts its business. | Beyond national and international regulation, TORM's largest customers have their own compliance criteria that TORM and other product tanker operators have to comply with.

Ensuring quality in everything TORM does is part of the One TORM KPI Framework. Within this framework, the Board of Directors includes a Tradability KPI ensuring that TORM vessels are available to meet our customers' demands.

TORM encourages feedback from its customers and suppliers. | The Board of Directors' pre-emptive actions enabled TORM to ensure a smooth continuation of operations throughout 2022.

TORM has a high degree of approval by oil majors and regularly receives feedback from our customers. TORM utilizes this feedback in solving future logistical demands, understanding our customers' difficulties and requirements, and to help resolve issues each time they are encountered.

➡️ Read more about how TORM meets customers' requirements on pages 12 and 36

In 2022, TORM made a supplier assessment to establish a baseline and understand the status of our suppliers to facilitate a dialogue with them about how we together can extend and improve the quality of sustainability efforts.

The after-effects of COVID-19 combined with the war in Ukraine led the global supply chains to be under immense pressure throughout the year. TORM's supply chain proved successful in maintaining more than reasonable cost levels against this ever-increasing tide of rising costs. |

Lenders

| Strong relationships with our banks, financial institutions, and investors support the Company's ability to be financially flexible. | TORM maintains an ongoing dialogue with several funding providers. TORM is engaged with lenders and potential lenders for being able to fund vessel acquisitions.

TORM is also in dialogue with leasing providers for operational lease funding of vessel acquisitions and for sale and leaseback transactions with buy-back options and no obligations to mitigate stranded asset risk.

TORM is engaged with funding providers to understand ESG risks related to financing in order to be an attractive and transparent borrower. | In 2022, TORM entered into one new leasing agreement to finance a second-hand vessel. The sale and leaseback transaction is structured as an operational lease securing TORM's option to redeliver the asset to the lessor at the end of the lease. |

Engagement and decision-making

Why?	**How?**	**Outcomes and actions**
Why is it important to engage?	**How did Management and Directors engage?**	**What was the impact of the engagement?**

Regulators

As a company incorporated in the UK and listed on Nasdaq in both Copenhagen and New York, the Company must ensure that the high standards required by the local regulatory bodies are met.

Through close dialogue with Management, the committees and through the compliance systems, the Board of Directors ensures that the Company remains up to date with the latest regulatory changes. Examples of matters discussed this year by the Board of Directors or the committees include:

- IMO regulations on CO2 emissions
- Danish Shipping and the Charter for More Women in Shipping
- Mærsk McKinney Møller Center for Zero Carbon Shipping as a Mission Ambassador
- ESG reporting requirements
- Sanctions compliance

→ TORM's Business Principles ensure that TORM is always in compliance with legislation and lives up to the commitment to responsible business practices. See page 40

→ TORM's Corporate Governance statement is available at www.torm.com/about

→ TORM's Modern Slavery Act Statement is available at www.torm.com/responsibility

→ Read more about TORM's participation in Danish Shipping on pages 17 and 31 and the Centre for Zero Carbon Shipping on pages 28

Community and environment

TORM remains committed to taking an active role in caring for communities and our environment. It is not just our shared duty, but our shared responsibility. Therefore, TORM continues the work to combat carbon, sulfur, and other emissions and remains committed to enabling quality education, as this is a matter of concern for TORM and its employees. We believe that by having all involved stakeholders working together on this, great results can be achieved.

TORM is engaged in several local and global initiatives supporting the different communities in which the Company operates and also the overarching climate issues faced by the world. Different initiatives include our education foundation, our commitment to the UN SDGs 4 and 13, and our climate engagement supporting initiatives.

TORM is improving its ESG reporting to improve insight into TORM's environmental impact and to enable enhancement opportunities in the future.

→ For information on how the TORM Philippines and the TORM India's Education Foundations have been uplifting and supporting the educational development actions in the community, see page 38

→ To see how TORM is actively involved in various industry collaborations supporting our ambitious journey to achieve our 2050 environmental target of zero CO_2 emissions from our operating fleet, see pages 30-33

→ To support TORM's ambitious CO_2 target, TORM's Management will be measured on achieving it. You can read more about TORM's ESG journey on pages 22-49

Directors' report

The Directors are pleased to present the Annual Report on the affairs of the TORM Group for 2022, including the financial statements and the auditor's report.
Other disclosure requirements, which form part of the Directors' report, are included in other sections of this Annual Report. Details on information incorporated by reference are generally set out under the relevant topics in the Directors' report.

➡️ TORM's section 172 statement can be found on pages 115-117

Responsibility statement

A responsibility statement made by the Board of Directors regarding the preparation of the financial statements is required under UK-adopted International Accounting Standards.

➡️ TORM's responsibility statement can be found on page 121

Going concern

➡️ TORM's going concern statement can be found on page 67

Corporate governance statement

The corporate governance statement sets out how the Company complies with the UK Corporate Governance Code 2018 and includes a description of the main features of our internal control and risk management arrangements in relation to the financial reporting process.

➡️ Find TORM's corporate governance statement at www.torm.com/investors/governance

➡️ A description of the composition and operation of the Board of Directors and its Committees can be found on page 85

Other information included in the strategic report

The strategic report on pages 4-69 provides a review of TORM's operations in 2022 and the potential future developments of those operations. Details on greenhouse gas emissions are included in the strategic report from page 31, and details on TORM's general policy relating to recruitment, training, career development, and disabled employees are included on page 38.

➡️ Information on the Directors' regard for the need to foster the Company's business relationship with suppliers, customers, and other stakeholders is set out on pages 116-118

Directors and their interests

➡️ Information on the Directors of the Company who served during the financial year 2022 and up to the date of signing the financial statements can be found on page 85

➡️ The rules relating to the appointment and the replacement of Directors and the Directors' powers can be found in TORM's Articles of Association at www.torm.com/investors/governance

➡️ Details of Directors' interests in the Company is set out on page 107

Indemnification of Directors and insurance

TORM has not granted any indemnity for the benefit of the Directors but has a general Directors' and Officers' Liability Insurance and a Public Offering of Securities Insurance covering the Prospectus and the Exchange Offer documentation related to the Corporate Reorganization.

Requirements of the listing rules

TORM plc is listed on Nasdaq in Copenhagen and Nasdaq in New York. The only listing rule requirement regarding the content of the Annual Report is that TORM's Annual Report must comply with the provisions of the UK Companies Act, including provisions for EEA-listed companies.

With effect from 01 January 2021, TORM plc elected Denmark as its Home State under the Transparency Directive rules due to the implications of Brexit. Accordingly, TORM plc has complied with the guidelines laid down in the Public Statement from The European Securities and Markets Authority (ESMA32-61-1156) concerning the application of transparency requirements by UK issuers with securities admitted to trading on regulated markets in the EU under Article 4 of the Transparency Directive, to ensure compliance and transparency in this Annual Report.

Share capital

➡️ More information on TORM's share capital can be found on page 112

Directors' report

Dividends

In line with the Company's Distribution Policy, the Board of Directors has decided that USD 212m will be distributed as dividends for the fourth quarter of 2022. The dividends will be paid 05 April 2022. Combined with the dividends paid in September and November 2022, TORM has paid a total amount of USD 379m in dividends for the fiscal year 2022.

Sustainability

Information about the Company's approach to sustainability risks and opportunities is set out from page 71. Also included on these pages are details on our greenhouse gas emissions.

Financial risk management

The Company uses financial instruments to manage risks related to freight rates, bunker fuels, interest rates, and foreign exchange. For further information on the use of financial instruments, please refer to Note 23 to the financial statements. Details on financial risks are provided in the Risk management section on pages 70-74.

Annual General Meeting

TORM's next Annual General Meeting (AGM) will be held on 13 April 2023. The notice of the AGM, including the complete proposals, will be available on TORM's website, www.torm.com, prior to the meeting and will be available for inspection from the Company Secretary, Elemental CoSec.

Articles of Association

As per section 21 of the Companies Act 2006, TORM may only amend its Articles of Association by special resolution.

 TORM's Articles of Association are available at https://www.torm.com/investors/governance

Retirement, reappointment and appointment of Directors

In line with the Company's Articles of Association on file at Companies House, each Director, apart from the B-Director, must retire from office at the first annual general meeting after their appointment. The Company's Directors were re-elected at the 2022 Annual General Meeting and will therefore be due to retire in 2023. The terms and conditions of the appointment of Non-Executive Directors are set out in the Company's Memorandum of Terms and Conditions which, in accordance with the UK Companies Act 2006, Chapter 5, Section 228, is available for inspection from the Company Secretary, Elemental CoSec.

Payment for loss of office

TORM's policy in regard to payments for loss of office can be found in the Remuneration Policy.

 TORM's Remuneration Policy is available at https://www.torm.com/investors/governance

Research and development

The Company continues to focus on optimization of assets but does not allocate specific costs to research and development.

Group policy compliance

TORM has implemented a comprehensive compliance program to ensure that the Company remains in compliance with rules and regulations related to our business activities worldwide. As part of this compliance program, all employees are required to document that they are aware of and have received all training required in relation to each compliance area.

Company branches

The TORM Group has offices in Denmark, India, the Philippines, Singapore, the UK, and the US. Further details on the Company's global presence are set out on page 171.

Political donations

No political donations were made during 2022.

Significant shareholdings

Details on significant shareholdings are set out in the Investor information on page 112.

Controlling shareholder

TORM's controlling shareholder, Oaktree, owns TORM plc's sole C-share, which carries 350,000,000 votes at the General Meetings in respect of Specified Matters, including election of members to the Board of Directors of TORM plc (including the Chairman, but excluding the Deputy Chairman) and certain amendments to the Articles of Association.

Directors' report

Recent developments and post-balance sheet events
Details of important events affecting TORM which have occurred since the end of the financial year are disclosed in Note 2 to the financial statements.

Independent auditor
Each person who is a Director at the date of approval of the Annual Report confirms that:

- As far as the Director is aware, there is no relevant audit information of which the Company's independent auditor is unaware
- The Director has taken all reasonable steps that he or she ought to have taken as a Director in order to make him or herself aware of any relevant audit information and to establish that the Company's independent auditor is aware of that information

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the UK Companies Act 2006.

Statement by the Directors in performance of their statutory duties in accordance with section 172(1) of the UK Companies Act 2006

 TORM's engagement and decision-making can be found on pages 115-117

Approval
On behalf of the Board of Directors

Christopher H. Boehringer
Chairman of the Board of Directors
16 March 2023

Statement of Directors' responsibilities

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom laws and regulations as well as additional requirements for listed companies in accordance with the Danish Financial Statements Act.

Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors are required to prepare the group financial statements in accordance with UK-adopted International Accounting Standards (UK-adopted IAS) as well as International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the EU, as applied to financial periods beginning on or after 01 January 2022 and have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), including Financial Reporting Standard 101 "Reduced Disclosure Framework" (FRS 101). Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Group and the Company for that period.

Due to the Company having shares listed on a regulated market in Denmark, the Annual Report and financial statements are furthermore prepared in accordance with the additional requirements of the Danish Financial Statements Act applicable to listed companies (reporting class D).

In preparing these financial statements, the Directors are required to:
- Select suitable accounting policies in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and then apply them consistently
- Make judgements and accounting estimates that are reasonable and prudent
- Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information
- Provide additional disclosures when compliance with the specific requirements in UK-adopted IAS as well as International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the EU, as applied to financial periods beginning on or after 01 January 2022 (or in respect of the parent company financial statements, FRS 101) is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance
- In respect of the group financial statements, state whether UK-adopted IAS as well as International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the EU, as applied to financial periods beginning on or after 01 January 2022 have been followed, subject to any material departures disclosed and explained in the financial statements

- In respect of the parent company financial statements state whether applicable UK Accounting Standards, including FRS 101, have been followed, subject to any material departures disclosed and explained in the financial statements
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business

Statement of Directors' Responsibilities

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company's and the Group's transactions and disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the Company and the Group financial statements comply with the Companies Act 2006 as well as additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act. They are also responsible for safeguarding the assets of the Group and the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Under applicable laws and regulations, the Directors are also responsible for preparing a strategic report, Directors' report, Directors' remuneration report and corporate governance statement that comply with that law and those regulations including additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act. The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' responsibility statement

We confirm that to the best of our knowledge:

- The consolidated financial statements, prepared in accordance with the Companies Act 2006 and UK-adopted International Accounting Standards as well as International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the EU, as applied to financial periods beginning on or after 01 January 2022, and the parent company financial statements, prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole
- The Annual Report, including the Strategic report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face
- The Annual Report, taken as a whole, is fair, balanced, and understandable and provides the information necessary for shareholders to assess the Company's position and performance, business model, and strategy

Further, the Annual Report for the financial year 01 January - 31 December 2022 with the file 213800VL1H1ABVM1ZF63-2022-12-31-en.zip is prepared, in all material respects, in compliance with the ESEF Regulation (the European Single Electronic Format Regulation).

This responsibility statement was approved by the Board of Directors on 16 March 2023 and is signed on its behalf by:

Jacob Meldgaard
Executive Director

Safe harbor statement as to the future

Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, "believe", "anticipate", "intend", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, the strength of the world economy and currencies including central bank policies intention to combat overall inflation and rising interest rates, inflationary pressure, the general domestic and international political conditions or events, including "trade wars" and the conflict between Russia and Ukraine, the highly cyclical natures of our business causing fluctuations in charter hire rates and vessel values caused by changes in supply vessels and constructions of newbuildings and changes in "ton-mile" demand caused by changes in worldwide OPEC petroleum production, consumption and storage, the duration and severity of the ongoing COVID-19 pandemic, including its impact on the demand for petroleum products and the seaborne transportation of clean products, the operations of our customers including, losses of large customers, failures of our contract counterparties to meet their obligations and changes in their credit risks, the operations of our business including availability of skilled crew members, labor disruptions, our ability to attract and retain employees, adequacy of insurance coverage, arrests of our vessels, disruption of shipping routes due to adverse weather, accidents and political events, the length and number of off-hire periods our ability to complete vessel transactions as planned, the changes in governmental rules and regulations including changes to US trade policies, applicable regulations related to bribery, our limitations under incorporation under the laws of England and Wales, the new environmental regulations and increasing scrutiny towards our ESG policies, the potential for technological innovation to reduce vessel value and charter income, the interruption or failure of our information technology and communication system including cyber-attacks, the increased cost of capital or limited access to funding due to EU taxonomy and the potential liability from future litigation and future costs due to environmental damage and vessel collision, the potential conflicts of interest involving our board of directors and senior management .

In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM's filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.



Financial statements

Consolidated financial statements

Parent company financial statements

Other

Consolidated income statement
01 January-31 December

USD '000	Note	2022	2021	2020
Revenue	3, 4	1,443,351	619,532	747,356
Port expenses, bunkers, commissions, and other cost of goods and services sold		-459,468	-240,937	-227,924
Operating expenses	5	-202,098	-190,471	-178,376
Profit from sale of vessels	27	10,165	-	1,069
Administrative expenses	5, 6	-55,005	-51,542	-50,773
Other operating income and expenses		5,992	414	-19,185
Share of profit/(loss) from joint ventures		152	-104	-242
Impairment losses on tangible assets	8, 10, 27	-2,647	-4,645	-11,096
Depreciation and amortization	7,8,9	-139,023	-130,851	-121,922
Operating profit (EBIT)		**601,419**	**1,396**	**138,907**
Financial income	12	4,037	241	536
Financial expenses	12	-48,793	-42,382	-49,914
Profit/(loss) before tax		**556,663**	**-40,745**	**89,529**
Tax	16	5,911	-1,344	-1,415
Net profit/(loss) for the year		**562,574**	**-42,089**	**88,114**
Net profit/(loss) for the year attributable to:				
TORM plc shareholders		562,754	-42,089	88,114
Non-controlling interest		-180	-	-
Net profit/(loss) for the year		**562,574**	**-42,089**	**88,114**
Earnings per share for TORM plc shareholders				
Basic earnings/(loss) per share (USD)	31	6.92	-0.54	1.19
Diluted earnings/(loss) per share (USD)	31	6.80	-0.54	1.19

Consolidated statement of comprehensive income
01 January-31 December

USD '000	2022	2021	2020
Net profit/(loss) for the year	**562,574**	**-42,089**	**88,114**
Other comprehensive income/(loss):			
Items that may be reclassified to profit or loss:			
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	-531	-209	16
Reclassification of exchange rate adjustments on disposal of joint venture	51	-	-
Fair value adjustment on hedging instruments	54,851	8,455	-15,790
Fair value adjustment on hedging instruments transferred to income statement	1,739	8,667	6,860
Tax on items that may be reclassified to profit or loss	-13,162	-	-
Items that may not be reclassified to profit or loss:			
Remeasurements of net pension and other post-retirement benefit liability or asset	-	-8	103
Other comprehensive income/(loss) after tax	**42,948**	**16,905**	**-8,811**
Total comprehensive income/(loss) for the year	**605,522**	**-25,184**	**79,303**
Total comprehensive income/(loss) for the year attributable to:			
TORM plc shareholders	605,607	-25,184	79,303
Non-controlling interest	-85	-	-
Total comprehensive income/(loss) for the year	**605,522**	**-25,184**	**79,303**

Consolidated balance sheet
As of 31 December

USD '000	Note	2022	2021	2020
ASSETS				
NON-CURRENT ASSETS				
Intangible assets				
Goodwill	7,10,33	1,835	-	-
Other intangible assets	7	1,941	-	-
Total intangible assets		**3,776**	**-**	**-**
Tangible fixed assets				
Land and buildings	8,9	3,814	4,824	7,098
Vessels and capitalized dry-docking	8,9,10,20	1,855,903	1,937,791	1,722,465
Prepayments on vessels	8	-	11,996	12,024
Other plant and operating equipment	8	5,573	6,327	6,847
Total tangible fixed assets		**1,865,290**	**1,960,938**	**1,748,434**
Financial assets				
Investments in joint ventures		76	1,473	1,588
Loan receivables	11	4,570	4,617	4,617
Deferred tax asset	16	555	651	344
Other investments		197	1	1
Total financial assets		**5,398**	**6,742**	**6,550**
Total non-current assets	3	**1,874,464**	**1,967,680**	**1,754,984**
CURRENT ASSETS				
Inventories		72,033	48,812	22,459
Trade receivables	13	259,479	83,968	58,574
Other receivables	14	74,026	39,966	24,881
Prepayments	15	10,371	5,624	2,181
Cash and cash equivalents incl. restricted cash	32	323,803	171,733	135,564
Current assets		**739,712**	**350,103**	**243,659**
Assets held for sale	27	-	13,216	-
Total current assets		**739,712**	**363,319**	**243,659**
TOTAL ASSETS		**2,614,176**	**2,330,999**	**1,998,643**

USD '000	Note	2022	2021	2020
EQUITY AND LIABILITIES				
EQUITY				
Common shares	17	823	812	748
Share premium		167,531	159,558	102,044
Treasury shares	17	-4,235	-4,235	-4,235
Hedging reserves		39,870	-3,559	-20,681
Translation reserves		-439	137	346
Retained profit		1,297,774	899,467	939,247
Equity attributable to TORM plc shareholders		**1,501,324**	**1,052,180**	**1,017,469**
Non-controlling interest	33	2,350	-	-
Total equity		**1,503,674**	**1,052,180**	**1,017,469**
LIABILITIES				
NON-CURRENT LIABILITIES				
Non-current tax liability related to held-over gains	16	45,176	45,176	44,923
Deferred tax liability	16	6,082	-	-
Borrowings	9,19,20,22	849,818	926,450	739,543
Other non-current liabilities	18	3,038	-	-
Total non-current liabilities		**904,114**	**971,626**	**784,466**
CURRENT LIABILITIES				
Borrowings	9,19,20,22	117,107	208,951	102,858
Trade payables	22	48,502	35,332	14,350
Current tax liabilities		1,953	929	1,418
Other liabilities	18,22	31,141	43,681	59,782
Provisions	30	6,800	18,300	18,300
Deferred income		885	-	-
Total current liabilities		**206,388**	**307,193**	**196,708**
Total liabilities		**1,110,502**	**1,278,819**	**981,174**
TOTAL EQUITY AND LIABILITIES		**2,614,176**	**2,330,999**	**1,998,643**

Consolidated statement of changes in equity
01 January-31 December

USD '000	Common shares	Share premium	Treasury shares [1]	Hedging reserves	Translation reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non-controlling interest	Total
Equity as of 01 January 2020	**747**	**101,289**	**-2,887**	**-11,751**	**330**	**919,959**	**1,007,687**	**-**	**1,007,687**
Comprehensive income/loss for the year:									
Net profit/(loss) for the year	-	-	-	-	-	88,114	88,114	-	88,114
Other comprehensive income/(loss) for the year[2]	-	-	-	-8,930	16	103	-8,811	-	-8,811
Total comprehensive income/(loss) for the year	**-**	**-**	**-**	**-8,930**	**16**	**88,217**	**79,303**	**-**	**79,303**
Capital increase	1	787	-	-	-	-	788	-	788
Transaction costs of capital increase	-	-32	-	-	-	-	-32	-	-32
Acquisition of treasury shares	-	-	-1,348	-	-	-	-1,348	-	-1,348
Share-based compensation	-	-	-	-	-	1,682	1,682	-	1,682
Dividend paid	-	-	-	-	-	-70,611	-70,611	-	-70,611
Total changes in equity 2020	**1**	**755**	**-1,348**	**-8,930**	**16**	**19,288**	**9,782**	**-**	**9,782**
Equity as of 31 December 2020	**748**	**102,044**	**-4,235**	**-20,681**	**346**	**939,247**	**1,017,469**	**-**	**1,017,469**
Comprehensive income/loss for the year:									
Net profit/(loss) for the year	-	-	-	-	-	-42,089	-42,089	-	-42,089
Other comprehensive income/(loss) for the year [2]	-	-	-	17,122	-209	-8	16,905	-	16,905
Total comprehensive income/(loss) for the year	**-**	**-**	**-**	**17,122**	**-209**	**-42,097**	**-25,184**	**-**	**-25,184**
Capital increase [3]	64	57,799	-	-	-	-	57,863	-	57,863
Transaction costs of capital increase	-	-285	-	-	-	-	-285	-	-285
Share-based compensation	-	-	-	-	-	2,317	2,317	-	2,317
Total changes in equity 2021	**64**	**57,514**	**-**	**17,122**	**-209**	**-39,780**	**34,711**	**-**	**34,711**
Equity as of 31 December 2021	**812**	**159,558**	**-4,235**	**-3,559**	**137**	**899,467**	**1,052,180**	**-**	**1,052,180**

Consolidated statement of changes in equity
01 January-31 December

USD '000	Common shares	Share premium	Treasury shares [1]	Hedging reserves	Translation reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non-controlling interest	Total
Equity as of 01 January 2022	812	159,558	-4,235	-3,559	137	899,467	1,052,180	-	1,052,180
Comprehensive income/(loss) for the year:									
Net profit/(loss) for the year	-	-	-	-	-	562,754	562,754	-180	562,574
Other comprehensive income/(loss) for the year [2]	-	-	-	56,591	-576	-	56,015	95	56,110
Tax on other comprehensive income	-	-	-	-13,162	-	-	-13,162	-	-13,162
Total comprehensive income/(loss) for the year	-	-	-	43,429	-576	562,754	605,607	-85	605,522
Capital increase [3]	11	8,004	-	-	-	-	8,015	-	8,015
Transaction costs of capital increase	-	-31	-	-	-	-	-31	-	-31
Share-based compensation	-	-	-	-	-	2,211	2,211	-	2,211
Dividend paid	-	-	-	-	-	-166,658	-166,658	-	-166,658
Total changes in equity 2022	11	7,973	-	43,429	-576	398,307	449,144	-85	449,059
Non-controlling interest arising on acquisition	-	-	-	-	-	-	-	2,435	2,435
Equity as of 31 December 2022	**823**	**167,531**	**-4,235**	**39,870**	**-439**	**1,297,774**	**1,501,324**	**2,350**	**1,503,674**

[1] Please refer to note 17 for further information on treasury shares.
[2] Please refer to "Consolidated Statement of Comprehensive Income".
[3] Please refer to note 17 for further information on capital increases during the year.

Consolidated cash flow statement
01 January-31 December

USD '000	Note	2022	2021	2020
Cash flow from operating activities				
Net profit/(loss) for the year		562,574	-42,089	88,114
Reversals:				
Profit from sale of vessels		-10,165	-	-1,069
Depreciation and amortization	7.8	139,023	130,851	121,922
Impairment losses on tangible assets	7, 10, 27	2,647	4,645	11,096
Share of profit/(loss) from joint ventures		-152	104	242
Financial income	12	-4,037	-241	-536
Financial expenses	12	48,793	42,382	49,914
Tax expenses	16	-5,911	1,344	1,415
Other non-cash movements	28	-3,691	1,350	1,093
Dividends received from joint ventures		-	275	275
Interest received and realized exchange gains		4,037	241	583
Interest paid and realized exchange losses		-49,631	-41,046	-52,905
Income taxes paid		-658	-1,379	-252
Change in inventories, receivables and payables, etc.	28	-180,915	-48,489	15,909
Net cash flow from operating activities		**501,914**	**47,948**	**235,801**

USD '000	Note	2022	2021	2020
Cash flow from investing activities				
Investment in tangible fixed assets [1]		-119,344	-319,787	-173,050
Investment in intangible fixed assets		-618	-	-
Acquisition of subsidiaries, net of cash acquired	33	1,070	-	-
Sale of tangible fixed assets	27	106,623	10,033	83,662
Change in restricted cash		23,542	19,161	-30,414
Net cash flow from investing activities		**11,273**	**-290,593**	**-119,802**
Cash flow from financing activities				
Proceeds, borrowings	11, 19	96,254	548,817	734,346
Repayment, borrowings	19	-275,155	-253,420	-746,475
Dividend paid		-166,658	-	-70,611
Capital increase [1]	17	8,015	2,863	788
Transaction costs share issue		-31	-285	-32
Purchase/disposal of treasury shares		-	-	-1,348
Net cash flow from financing activities		**-337,575**	**297,975**	**-83,332**
Net cash flow from operating, investing, and financing activities		**175,612**	**55,330**	**32,667**
Cash and cash equivalents as of 01 January		144,844	89,514	56,847
Cash and cash equivalents as of 31 December		**320,456**	**144,844**	**89,514**
Restricted cash as of 31 December	32	3,347	26,889	46,050
Cash and cash equivalents, including restricted cash as of 31 December		**323,803**	**171,733**	**135,564**

[1] In 2021 share capital was increased by USD 57.9m including a USD 55.0m non-cash share issue in relation to acquisition of eight vessels. Please refer to Note 17 for further reference.

Notes to the
consolidated financial statements

NOTE 1 – ACCOUNTING POLICIES, CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Overview of business

TORM plc is a shipping company that primarily owns and operates a fleet of product tankers and is engaged in the marine exhaust industry. TORM plc is a public company limited by shares and is incorporated in England and Wales. Its registered number is 09818726, and its registered address is Office 105, 20 St Dunstan's Hill, London, EC3R 8HL, United Kingdom. Unless otherwise indicated, the terms "TORM plc", "we", "us", "our", the "Company", and the "Group" refer to TORM plc and its consolidated subsidiaries, which include TORM A/S and its consolidated subsidiaries.

TORM plc is listed on the stock exchanges Nasdaq in Copenhagen, Denmark, and on Nasdaq in New York, the United States.

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with UK-adopted International Accounting Standards ("UK-adopted IAS"). The consolidated financial statements are also prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the EU, as applied to financial periods beginning on or after 01 January 2022 and additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act.

The consolidated financial statements have been prepared on a going concern basis and under the historical cost convention, except where fair value accounting is specifically required by IFRS.

The functional currency of the Company is USD, and the Company applies USD as the presentation currency in the preparation of the consolidated financial statements.

Going concern

As of 31 December 2022, TORM's available liquidity including undrawn and committed facilities was USD 416m, including a total cash position of USD 324m (including cash held for dividend payment). TORM's net interest-bearing debt was USD 663m, and the net debt loan-to-value ratio was 25% (Tanker segment only and before dividend payment). Further information on TORM's objectives and policies for managing its capital, its financial risk management objectives, and its exposure to credit and liquidity risk can be found in note 24 to the financial statements. The principal risks and uncertainties facing TORM are set out on pages 70-74.

TORM monitors its funding position throughout the year to ensure that we have access to sufficient funds to meet the forecasted cash requirements, including potential newbuildings, purchase of second-hand vessels and loan commitments, and to monitor compliance with the financial covenants in our loan facilities, details of which are available in note 2 to the financial statements. A key element for TORM's financial performance in the going concern period relates to the increased geopolitical risk following Russia's invasion of Ukraine in February 2022 and the associated effects on the product tanker market. The changed geopolitical situation has so far been positive for the product tanker market, and TORM's base case assumes that this positive sentiment related to freight rates and vessel values will continue throughout 2023. In the base case, TORM has sufficient liquidity and headroom above all the covenant limits.

NOTE 1 - continued

TORM performs sensitivity calculations to reflect downside scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required. The downside scenarios cover the principal risks and uncertainties facing TORM as set out on pages 70-74 and include different distressed outlooks for the product tanker market. In a stress case scenario, Management has stressed freight rates to the lowest rolling four-quarter average since 2000 on a per vessel class basis and a decline in vessel values. In such scenario, TORM maintains sufficient headroom on liquidity and covenants.

The Board of Directors has considered TORM's cash flow forecasts and the expected compliance with TORM's financial covenants for the period until 31 March 2024. TORM's cash flow forecast and expected covenant compliance are based on the Business Plan approved by the Board of Directors. Based on this review, the Board of Directors has a reasonable expectation that taking reasonably possible changes in trading performance and vessel valuations into account, TORM will be able to continue the operational existence and comply with its financial covenants for the period until 31 March 2024. Accordingly, TORM continues to adopt the going concern basis in preparing its financial statements.

NOTE 1 - continued

Adoption of new or amended IFRS standards

TORM has implemented the following standards and amendments issued by the IASB and adopted by the UK in the consolidated financial statements for 2022:

- Annual Improvements 2018-2020
- Amendments to IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets

It is assessed that application of these effective on 01 January 2022 has not had any material impact on the consolidated financial statements in 2022.

Accounting standards and interpretations not yet adopted

IASB has issued a number of new or amended accounting standards (IFRS) and interpretations (IFRIC) which have not yet come into effect:

- IFRS 17 Insurance Contracts (01 January 2023)
- IAS 12 amendments *Deferred Tax related to Assets and liabilities arising from a Single Transaction* (01 January 2023)
- IAS 8 amendments *Definition of Accounting Estimates* (01 January 2023)
- IAS 1 and IFRS Practice Statement 2 amendments *Disclosure of Accounting Policies* (01 January 2023)
- Amendments to IAS 1 Presentation of Financial Statements (01 January 2024)
- Amendments to IFRS 16 *Lease Liability in a Sale and Leaseback* (01 January 2024)
- IFRS 10 and IAS 28 (amendments) *Sale or Contribution of Assets between an Investor and its Associate or Joint Venture* issued in September 2014 (deferred indefinitely)

TORM has assessed the accounting standards and interpretations not yet adopted and does not expect the new standards to have any material impact on neither TORM's figures nor the disclosures.

Accounting policies

The Group's general accounting policies are described below. In addition to this, specific accounting policies are described in each of the individual notes to the consolidated financial statements as outlined in the following notes:

- Segment reporting
- Revenue from contracts with customers
- Staff costs
- Intangible assets
- Tangible fixed assets

NOTE 1 - continued

- Leasing
- Impairment
- Loan receivables
- Financial items
- Trade receivables
- Tax
- Other liabilities
- Borrowings
- Derivative financial instruments
- Provisions
- Earnings per share
- Business combinations

Consolidation principles

The consolidated financial statements comprise the financial statements of the parent company, TORM plc and entities controlled by the Company and its subsidiaries. Control is achieved when the Company has all the following:

- Power over the investee
- Exposure, or rights, to variable returns from its involvement with the investee
- The ability to use its power over the investee to affect the amounts of the investor's returns

TORM reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities unilaterally. The Company considers all facts and circumstances in assessing whether or not the Company's voting rights in an investee are sufficient to give it power, including:

- The size of the Company's holding of voting rights relative to the size and dispersion of holdings of the other vote holders
- Potential voting rights held by the Company, other vote holders, or other parties
- Rights arising from other contractual arrangements
- Any additional facts and circumstances which indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time when decisions need to be made, including voting pattern at previous shareholders' meetings

Entities in which the Group exercises significant but not controlling influence are regarded as associated companies and are accounted for using the equity method.

NOTE 1 - continued

Companies which are managed jointly by agreement with one or more companies and therefore are subject to joint control (joint ventures) are accounted for using the equity method.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated income statement and other comprehensive income from the date on which the Company obtains control until the date when the Company loses control over the subsidiary.

The consolidated financial statements are prepared using consistent accounting policies and eliminating intercompany transactions, balances, and shareholdings as well as gains and losses on transactions between the consolidated entities.

Foreign currencies

The functional currency of all significant entities, including subsidiaries and associated companies, is United States Dollars (USD) because the Company's vessels operate in international shipping markets, in which income and expenses are settled in USD, and because the Company's most significant assets and liabilities in the form of vessels and related liabilities are denominated in USD. Transactions in currencies other than the functional currency are translated into the functional currency at the transaction date. Cash, receivables and payables and other monetary items denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate at the balance sheet date. Gains or losses due to differences between the exchange rate at the transaction date and the exchange rate at the settlement date or the balance sheet date are recognized in the income statement under "Financial income" and "Financial expenses".

The reporting currency of the Company is USD. Upon recognition of entities with functional currencies other than USD, the financial statements are translated into USD. Income statement items are translated into USD at the exchange rate for each transaction, whereas balance sheet items are translated at the exchange rate as of the balance sheet date. Exchange differences arising from the translation of financial statements into USD are recognized as a separate component in "Other comprehensive income". On the disposal of an entity, the cumulative amount of the exchange differences recognized in the separate component of equity relating to that entity is transferred to the income statement as part of the gain or loss on disposal.

NOTE 1 - continued

Income statement

Port expenses, bunkers, and commissions and other costs of goods and services sold

Port expenses, bunker fuel consumption, and commissions are recognized as incurred. To the extent that the costs are recoverable, costs directly attributable to relocate the vessel to the load port are capitalized and amortized over the course of the transportation period.

Gains and losses on forward bunker contracts, forward freight agreements (FFA) as well as write-down for losses on trade receivables are included in this line.

Operating expenses

Operating expenses, which comprise crew expenses, repair and maintenance expenses, and tonnage duty, are expensed as incurred.

Profit from sale of vessels

Profit from sale of vessels is recognized at the time of delivery to the buyer, representing the difference between the sales price less costs to sell and the carrying value of the vessel.

Administrative expenses

Administrative expenses, which comprise administrative staff costs, management costs, office expenses, and other expenses relating to administration, are expensed as incurred.

Other operating expenses and income

Other operating expenses primarily comprise management fees paid to commercial and technical managers for managing the fleet, profits and losses deriving from the disposal of fixed assets other than vessels as well as claims and disputes provisions.

Depreciation and impairment losses and reversals of impairment losses

Depreciation and impairment losses comprise depreciation of tangible fixed assets for the year as well as the write-down of the value of assets by the amount by which the carrying amount of the asset exceeds its recoverable amount. In the event of indication of impairment, the carrying amount is assessed, and the value of the asset is written down to its recoverable amount equal to the higher of value in use based on net present value of future earnings from the assets and its fair value less costs to sell.

Subsequent reversal of impairment losses is recognized if the recoverable amount exceeds the carrying amount to the extent that the carrying amount does not exceed the carrying amount without any historical impairment losses.

NOTE 1 - continued

Balance sheet

Financial assets

Financial assets are initially recognized on the settlement date at fair value plus transaction costs, except for financial assets at fair value through profit or loss, which are recognized at fair value. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred.

Investments in joint ventures

Investments in joint ventures comprise investments in companies which by agreement are managed jointly with one or more companies and therefore are subject to joint control and in which the parties have rights to the net assets of the joint venture. Joint ventures are accounted for using the equity method. Under the equity method, the investment in joint ventures is initially recognized at cost and thereafter adjusted to recognize TORM's share of the profit or loss in the joint venture. When TORM's share of losses in a joint venture exceeds the investment in the joint venture, TORM discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that TORM has incurred legal or constructive obligations or made payments on behalf of the joint venture.

Inventories

Inventories consist of bunkers, lube oil and other inventories and are stated at the lower of cost in accordance with the FIFO-principle and net realizable value. Cost of bunkers and lube oil includes expenditure incurred in acquiring bunkers and lube oil including delivery costs less discounts. The cost of other inventories consists of raw materials and components based on direct costs, direct payroll costs and a proportionate share of indirect production costs. Indirect production costs include the proportionate share of capacity costs directly relating hereto, which are allocated on the basis of the normal capacity of the production facility.

Treasury shares

Treasury shares are recognized as a separate component of equity at cost. Upon subsequent disposal of treasury shares, any consideration is also recognized directly in equity.

Dividend

Interim dividends are recognized as a liability at the time of declaration. Any year-end dividend is recognized as a liability at the date of approval at the AGM.

Other non-current liabilities

Other non-current liabilities consist of long-term employee-related liabilities related to the frozen Danish holiday funds in connection with the transition to the new Danish Holiday Act. TORM has elected to keep the holiday funds until the employees, covered at the transition date, reach the age of retirement. The liability is remeasured annually based on an index rate published by the Holiday Allowance fund.

NOTE 1 - continued

Trade payables

Trade payables are recognized at the fair value of the item purchased and are subsequently measured at amortized cost.

Deferred income

Deferred income relates to amounts received from customers in advance of the related performance obligations being satisfied.

Cash flow statement

The cash flow statement shows how income and changes in the balance sheet items affect cash and cash equivalent, i.e. how cash is generated or used in the period. The cash flow statement is presented in accordance with the indirect method commencing with "Net profit/(loss) for the year".

Cash flow from operating activities converts income statement items from the accrual basis of accounting to cash basis. Starting with "Net profit/(loss) for the year", non-cash items are reversed, and actual payments are included. Further, the change in working capital is taken into account.

Cash flow from investing activities comprises the cash used or received in the purchase and sale of tangible fixed assets and financial assets as well as cash from business combinations.

Cash flow from financing activities comprises changes in the cash used or received in borrowings (amount of new borrowings and repayments), purchases or sales of treasury shares, dividend paid to shareholders.

Cash and cash equivalents including restricted cash comprise cash and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets is approximately equal to their fair value. Cash and cash equivalents including restricted cash at the end of the reporting period are shown in the consolidated cash flow statement and can be reconciled to the related items in the consolidated balance sheet.

The restricted cash balance relates to cash provided as security for initial margin calls and negative market values on derivatives as well as a sale and leaseback transaction prepayment to be released upon delivery of the vessel.

Critical accounting estimates and judgements

The preparation of financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if the estimate requires Management to make assumptions about matters subject to significant uncertainty, if different estimates could reasonably have been used, or if

NOTE 1 - continued

changes in the estimate that would have a material impact on the Company's financial position or results of operations are reasonably likely to occur from period to period. Management believes that the accounting estimates applied are appropriate and the resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.

Management also makes various accounting judgements in the preparation of the consolidated financial statements which can affect the amounts recognized.

Judgements
Management has assessed that TORM has two cash-generating units (CGUs), being the Main Fleet and the Marine Exhaust cash-generating units. The Main Fleet is comprised of TORM's LR1, LR2 and MR vessels, which are largely interchangeable, and the cash flows generated by them are interdependent. These vessels are operated collectively as a combined internal pool, employed principally in the spot market, and actively managed to meet the needs of our customers in that market, particularly regarding the location of vessels meeting required specifications and the price of transport rather than vessel class. Given the technical specifications and capacity of vessels, the Main Fleet is relatively homogenous with a very high degree of interoperability. All vessels in the Main Fleet can handle multiple sizes of cargo and sail all seas and oceans, over both shorter and long distances. The Main Fleet is monitored and managed on an aggregated level as one pool, i.e. each vessel or vessel class does not generate cash inflows which are largely independent of those from other vessels or vessel classes. The MR vessels acquired in 2021 with chemical trading capability are operated as all other product tanker vessels and thus included in the Main Fleet CGU.

In addition, the activities within the Marine Exhaust segment represent a single CGU because cash inflows are generated independent of the cash inflows from the Main Fleet from serving the existing external customer base of the Marine Exhaust segment.

In 2021 and 2020, CGUs outside the Main Fleet in the Tanker segment comprised the two Handysize vessels, which are typically used for shorter and coastal trade routes and more frequent port calls. The Handysize vessels were both disposed of during 2022.

Estimates

Carrying amounts of vessels
The Company evaluates the carrying amounts of the vessels (including newbuildings) to determine if events have occurred which would require a modification of their carrying amounts. The recoverable number of vessels is reviewed based on events or changes in circumstances which would indicate that the carrying amount of its vessels might not be recoverable. In assessing the recoverability of the vessels, the Company reviews certain indicators of potential impairment or indication of any past impairment losses that should be reversed such as reported sale and purchase prices, market demand and general market conditions.

NOTE 1 - continued

Further, market valuations from leading, independent, and internationally recognized shipbrokers are obtained on the reporting date as part of the review for potential impairment indicators. If an indication of impairment or reversal of past impairment is identified, the need for recognizing an impairment loss or a recognition of a reversal of a past impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less costs of disposal and the value in use.

The review for potential impairment indicators and projection of future discounted cash flows related to the vessels is complex and requires the Company to make various estimates including future freight rates, utilization, earnings from the vessels, future operating expenses and capital expenditure including dry-docking costs and discount rates. For more information on key assumptions and related sensitivities, please refer to Note 10.

All these factors have been historically volatile, especially the freight rates. The carrying amounts of TORM's vessels may not represent their fair market value at any point in time, as market prices of second-hand vessels to a certain degree tend to fluctuate with changes in freight rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future experience change, an impairment write-down or reversal of impairment may be required.

NOTE 2 – LIQUIDITY, CAPITAL RESOURCES, AND SUBSEQUENT EVENTS

Liquidity and capital resources

As of 31 December 2022, TORM's cash and cash equivalents including restricted cash totaled USD 324m (2021: USD 172m, 2020: USD 136m), and undrawn and committed credit facilities amounted to USD 93m (2021: 38m, 2020: USD 132m). The undrawn and committed credit facilities consisted of two revolving credit facilities as part of a syndicate loan agreement. TORM had no newbuildings on order as of December 2022 (2021: one, 2020: two).

TORM has a Syndicated Facilities Agreement which includes a USD 144m Term Facility Agreement, an undrawn USD 48m Revolving Credit Facility and an undrawn USD 45m Working Capital Facility with maturity in 2026. The undrawn facilities were utilized in 2021 and repaid by TORM in 2022. In addition to the Syndicated Facilities, TORM has a USD 202m Term Facility Agreement with Danish Ship Finance with maturity in 2027. Further, TORM has a USD 31m Term Facility Agreement and a USD 11m Term Facility Agreement both with maturity in 2025, and a USD 21m Term Facility Agreement with maturity in 2026 with Hamburg Commercial Bank. TORM also has a Term Facility Agreement with China Export-Import Bank of USD 41m with maturity in 2030 and with KfW-IPEX Bank of USD 38m with maturity in 2032. As of 31 December 2022, the scheduled minimum payments on mortgage debt and bank loans in 2023 were USD 73m.

NOTE 2 - continued

TORM has lease debt of a total of USD 70m with various Japanese leasing providers expiring in 2026, lease debt of a total of USD 211m with BoComm Leasing which consists of a lease facility of USD 46m expiring in 2025, a USD 4m lease facility to finance scrubber and ballast water treatment systems expiring in 2024, a lease facility of USD 91m to finance three second-hand LR2 vessels expiring in 2029 and a facility of USD 71m to finance the two newbuilt LR2 vessels delivered in late 2021 and early 2022, with expiry in 2031. Further, TORM has a lease facility of a total of USD 160m with China Development Bank Financial Leasing with expiry in 2029 and 2032 and a lease facility of USD 37m with China Merchant Bank Financial Leasing with expiry in 2033. As of 31 December 2022, the scheduled minimum payments on lease agreements in 2022 were USD 43m.

TORM manages its capital structure for the Group as a whole in order to support our spot-based vessel employment profile. This is done through a conservative leverage, a strong liquidity position and limited off-balance sheet commitments. TORM ongoingly stress tests the capital structure and liquidity position as well as prepares cash forecasts to make sure the capital structure remains robust to potential risks. Besides the liquidity position, the main considerations are loan-to-value ratio, distribution policy, CAPEX commitments, off-balance sheet liabilities, terms and sources of funding vessel investments, hedging of financial market risks and fleet employment strategy, hereunder entering into FFA contracts.

In the second quarter of 2022, TORM introduced a new Distribution Policy where we intend to distribute on a quarterly basis excess liquidity above a fixed threshold cash level as of the balance sheet date. For each quarter, the threshold cash level will be determined as the product of cash requirement per vessel and the number of owned and leased vessels in TORM's fleet as of the balance sheet date. Excess liquidity is determined as TORM's readily available liquidity less the threshold cash level. The readily available liquidity is defined as i) TORM's cash balance at the last day of the quarter preceding the relevant distribution date excluding restricted cash, plus ii) undrawn amounts on TORM's working capital facilities, minus iii) proceeds received from vessel sales, or additional proceeds from vessel refinancing, or securities offerings in the past 12 months earmarked for share repurchases, debt prepayment, vessel acquisitions, or general corporate purposes.

The cash requirement per vessel is fixed at:
- USD 1.5m for 30 June 2022
- USD 1.8m for 30 September 2022 onwards

NOTE 2 - continued

TORM's debt facilities include financial covenants related to:

- Minimum liquidity (cash and cash equivalents minimum amount requirement at all times)
- Minimum security value (loan-to-value for individual borrowings)
- Equity ratio (minimum level)

During 2022, 2021 and 2020, TORM did not have any covenant breaches, and Management has assessed that a covenant breach in the near future is remote.

Subsequent events
On 25 January 2023, TORM entered into an agreement to acquire three LR1 vessels which together with another agreement that TORM entered into earlier in January 2023 resulted in TORM purchasing a total of seven 2011-2013 built LR1 vessels for an aggregate cash consideration of USD 233.0m. All vessels are expected to be delivered no later than 30 April 2023 and are expected to be financed by sale and leaseback agreements with a Chinese financial institution.

In March 2023, TORM entered into an agreement to purchase three 2013-built MR eco product tanker vessels for a total cash consideration of USD 48.5m and the issuance of 1.42 million shares. The vessels are expected to be delivered no later than 31 May 2023. The cash element of the transaction is expected to be financed through traditional bank financing and in connection with each of the three deliveries, TORM will issue one third of the total share issuance, corresponding to 50% of the total consideration. The transactions will increase TORM's total fleet to 88 vessels on a fully delivered basis.

In March 2023, TORM obtained commitment for refinancing of USD 433m bank and leasing agreements into two new bank facilities, thereby extending debt maturities until 2028, with a possibility to extend most of the debt expiration to 2029. Further, TORM has obtained commitment for financing additional second-hand vessels for up to USD 123m with the same expiration terms. Closing of the agreements is subject to documentation and is expected during the second quarter of 2023.

The geopolitical risk increased significantly following Russia's invasion of Ukraine in February 2022. The sanctions imposed on Russia by certain Western nations increased uncertainty on the general energy market, sending the price of crude oil to the highest level since 2014. The initial sanctions were not targeting the oil trade, however, the uncertainty and potential for rerouting of trade flows sent the crude tanker freight rates in the European markets upwards. Due to the continuous development and complexity of the situation, the impact on the tanker markets going forward is uncertain, not least due to the implementation by the EU and other nations of oil import and oil price cap sanctions that were imposed on Russian oil on 05 February 2023. Considering our current customer base, main suppliers and financial counterparties as well as covenants in our loan facilities, we do not expect any direct impact on our operations although we expect increased volatility in freight rates, bunker cost, foreign exchange rates, and vessel values.

NOTE 3 – SEGMENT

Segment reporting - consolidated income statement

USDm	2022			
	Tanker segment	Marine Exhaust segment	Intersegment elimination	Total
Revenue	1,440.4	5.9	-2.9	1,443.4
Port expenses, bunkers, and commissions	-458.9	-	-	-458.9
Other cost of goods and services sold	-	-3.0	2.4	-0.6
Operating expenses	-202.1	-	-	-202.1
Profit from sale of vessels	10.2	-	-	10.2
Administrative expenses	-52.4	-2.6	-	-55.0
Other operating income and expenses	5.8	-	-	5.8
Share of profit/(loss) from joint ventures	0.2	-	-	0.2
Impairment losses and reversal of impairment on tangible assets	-2.6	-	-	-2.6
Depreciation and amortization	-138.7	-0.3	-	-139.0
Operating profit (EBIT)	**601.9**	**-**	**-0.5**	**601.4**
Financial income	4.0	0.1	-	4.1
Financial expenses	-48.7	-0.1	-	-48.8
Profit before tax	**557.2**	**-**	**-0.5**	**556.7**
Tax	5.9	-	-	5.9
Net profit for the year	**563.1**	**-**	**-0.5**	**562.6**

Prior to the acquisition of Marine Exhaust Technology A/S (MET) on 01 September 2022, TORM had only one reportable segment, the Tanker segment. Accordingly, comparative segmental information is not provided.

The eliminations above represent revenue and other costs of goods and services sold from the installation of scrubbers performed by the Marine Exhaust entities on tanker vessels within the Tanker segment. All revenue from the Tanker segment is derived from external customers.

In all material aspects, TORM's customers are domiciled outside the UK and are spread all over the world with only a few countries contributing significantly to TORM's revenue. In 2022, Switzerland and Mexico contributed with 15.30% (USD 220.9m) and 12.35% (USD 178.2m) respectively of TORM's revenue. In 2021, Switzerland and Mexico contributed with 23.16% (USD 143.5m) and 16.0% (USD 96.6m) respectively of TORM's revenue. In 2020, Switzerland, the United States and Mexico contributed with 24.69% (USD 184.5m), 11.87% (USD 88.7m), and 10.73% (USD 80.2m) respectively of TORM's revenue. Revenue is allocated to countries based on the customer's ultimate parent domicile.

A major part of TORM's revenues stems from a small group of customers. In 2022, one customer accounted for 12% of TORM's revenue in the Tanker segment (2021: one accounted for 15% in the Tanker segment; 2020: one customer accounted for more than 10% in the Tanker segment).

NOTE 3 – continued

Segment reporting - consolidated balance sheet

USDm	2022			
	Tanker segment	Marine Exhaust segment	Intersegment elimination	Total
ASSETS				
NON-CURRENT ASSETS				
Intangible assets				
Goodwill	-	1.8	-	1.8
Other intangible assets	0.7	1.3	-	2.0
Total intangible assets	**0.7**	**3.1**	**-**	**3.8**
Tangible fixed assets				
Land and buildings	2.8	1.0	-	3.8
Vessels and capitalized dry-docking	1,863.4	-	-7.5	1,855.9
Other plant and operating equipment	4.1	1.5	-	5.6
Total tangible fixed assets	**1,870.3**	**2.5**	**-7.5**	**1,865.3**
Financial assets				
Investments in joint ventures	0.1	-	-	0.1
Loan receivables	4.6	-	-	4.6
Deferred tax asset	0.5	-	-	0.5
Other investments	0.2	-	-	0.2
Total financial assets	**5.4**	**-**	**-**	**5.4**
Total non-current assets	**1,876.4**	**5.6**	**-7.5**	**1,874.5**
CURRENT ASSETS				
Inventories	61.1	11.0	-0.1	72.0
Trade receivables	255.7	4.2	-0.4	259.5
Other receivables	72.7	1.3	-	74.0
Prepayments	9.7	0.7	-	10.4
Cash and cash equivalents incl. restricted cash	321.4	2.4	-	323.8
Total current assets	**720.6**	**19.6**	**-0.5**	**739.7**
TOTAL ASSETS	**2,597.0**	**25.2**	**-8.0**	**2,614.2**

Segment reporting - consolidated balance sheet

USDm	2022			
	Tanker segment	Marine Exhaust segment	Intersegment elimination	Total
EQUITY AND LIABILITIES				
Total equity	**1,498.0**	**6.2**	**-0.5**	**1,503.7**
LIABILITIES				
NON-CURRENT LIABILITIES				
Non-current tax liability related to held-over gains	45.2	-	-	45.2
Deferred tax liability	5.8	0.3	-	6.1
Borrowings	844.6	5.2	-	849.8
Other non-current liabilities	2.2	0.8	-	3.0
Total non-current liabilities	**897.8**	**6.3**	**-**	**904.1**
CURRENT LIABILITIES				
Borrowings	115.7	1.3	-	117.1
Trade payables	46.4	3.5	-1.4	48.5
Current tax liabilities	1.6	0.4	-	2.0
Other liabilities	31.0	0.3	-0.2	31.1
Provisions	6.5	0.3	-	6.8
Deferred income	-	6.8	-5.9	0.9
Total current liabilities	**201.2**	**12.7**	**-7.5**	**206.4**
Total liabilities	**1,099.0**	**19.0**	**-7.5**	**1,110.5**
TOTAL EQUITY AND LIABILITIES	**2,597.0**	**25.2**	**-8.0**	**2,614.2**
Non-current asset additions during the year:				
Goodwill	-	1.8	-	1.8
Other intangible assets	0.6	1.2	-	1.8
Land and buildings	0.3	1.1	-	1.4
Vessels and capitalized dry-docking	84.7	-	-7.5	77.2
Prepayments on vessels	43.1	-	-	43.1
Other plant and operating equipment	0.8	1.6	-	2.4
Total non-current asset additions	**129.5**	**5.7**	**-7.5**	**127.7**

NOTE 3 - continued

The Company's non-current assets are based on domicile of the legal entity ownership in the following countries:

USDm	2022	2021	2020
UK	0.1	-	0.1
Denmark	1,389.7	1,442.9	1,199.9
Singapore	475.0	516.7	546.3
Other countries	4.5	2.9	3.7
Non-current assets	**1,869.3**	**1,962.5**	**1,750.0**

Accounting policies

The segmentation is based on the Group's internal management and reporting structure. The Group has two operating segments, the Tanker segment, for which the services provided primarily comprise transportation of refined oil products such as gasoline, jet fuel, and naphtha, and the Marine Exhaust segment for which the services provided primarily comprise developing and producing advanced and green marine equipment.

Transactions between the segments are based on market-related prices and are eliminated at Group level.

TORM considers the global product tanker market as a whole, and as the individual vessels are not limited to specific parts of the world, the Group has only one geographical segment for the Tanker segment. Further, the internal management reporting does not provide geographical information for either the Tanker segment or the Marine Exhaust segment. Consequently, geographical segment information on revenue from external customers or non-current segment assets for the Tanker segment or the Marine Exhaust segment is not provided.

NOTE 4 – REVENUE FROM CONTRACTS WITH CUSTOMERS

USDm	2022	2021	2020
Disaggregation of revenue			
Transportation of refined oil products	1,440.4	619.5	747.4
Scrubbers and related services	1.2	-	-
Welding and mounting	1.1	-	-
Others	0.7	-	-
Total revenue	**1,443.4**	**619.5**	**747.4**
Tanker segment	1,440.4	619.5	747.4
Marine Exhaust segment	5.9	-	-
Intersegment elimination	-2.9	-	-
Total revenue	**1,443.4**	**619.5**	**747.4**

USDm	2022	2021	2020
Customer contract balances			
Trade receivables	259.5	84.0	58.6
Customer contract assets[1]	3.0	2.0	-
Customer contract liabilities[2]	-0.9	-	-
Total	**261.6**	**86.0**	**58.6**

[1] Recognized in prepayments.
[2] Recognized in deferred income.

Refer to Note 13 for further information on trade receivables. Customer contract assets primarily relate to prepaid voyage expenses until the cargo load date. During the year, USD 2.0m was recognized relating to customer contracts entered in 2022 (2021: USD 1.4m relating to 2020, 2020: USD 2.6m relating to 2019). Customer contract liabilities primarily relate to prepayments received by customers in connection with scrubber installations. The acquisition of Marine Exhaust Technology A/S resulted in an increase in customer contract liabilities of USD 4.3m.

Accounting policies
Revenue
Income is recognized in the income statement when:
- The income generating activities have been carried out on the basis of a binding agreement
- The income can be measured reliably
- It is probable that the economic benefits associated with the transaction will flow to the Company

Revenue comprises freight, charter hire, and demurrage revenue from the vessels as well as Marine Exhaust revenue. Revenue is recognized when or as performance obligations are satisfied

NOTE 4 - continued

by transferring services to the customer, i.e. over time, provided that the stage of completion can be measured reliably. Revenue is measured as the consideration that the Group expects to be entitled to. Freight revenue including charter hire and demurrage (and related voyage costs) are recognized in the income statement according to the entered charter parties from the date of load to the date of delivery of the cargo (discharge). The completion is determined using the load-to-discharge method based on the percentage of the estimated duration of the voyage completed at the reporting date because the customer receives the benefit during the voyage as it is provided.

Cross-over voyages
For cross-over voyages (voyages in progress at the end of a reporting period), the uncertainty and the dependence on estimates are greater than for finalized voyages. The Company recognizes a percentage of the estimated revenue for the voyage equal to the percentage of the estimated duration of the voyage completed at the balance sheet date. The estimate of revenue is based on the expected duration and destination of the voyage.

When recognizing revenue, there is a risk that the actual number of days it takes to complete the voyage will differ from the estimate. The contract for a single voyage may state several alternative destination ports. The destination port may change during the voyage, and the rate may vary depending on the destination port. Changes to the estimated duration of the voyage as well as changing destinations and weather conditions will affect the voyage expenses.

Demurrage revenue
Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, TORM is compensated for the additional time incurred in the form of demurrage revenue. Demurrage revenue is recognized in accordance with the terms and conditions of the charter parties. Upon completion of the voyage, the Company assesses the time spent in port, and a demurrage claim based on the relevant contractual conditions is submitted to the charterers. The claim will often be met by counterclaims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 95% of the demurrage claim submitted is recognized as demurrage revenue upon initial recognition. For cross-over voyages, an estimate of incurred demurrage is recognized at the balance sheet date.

The Company receives the demurrage payment upon reaching final agreement on the amount, which could be up to approximately 100 days after the original demurrage claim was submitted. Any adjustments to the final agreement are recognized as demurrage revenue.

Marine Exhaust revenue
Some of the Group's contracts with customers relate to the sale of marine exhaust equipment with installation services. Customers obtain control of the marine exhaust equipment with installation services when the goods are delivered to the customer, they have completed commissioning and delivery has been accepted by the customers. When without installation services, customers obtain control of the marine exhaust equipment when the goods are delivered to and have been accepted by the customers.

NOTE 4 - continued

Revenue is thus recognized upon the customers obtaining control. There is generally only one performance obligation related hereto.

A warranty provision is recognized for expected repair costs related to warranty claims for sold marine exhaust equipment within the standard warranty period of one year. These provisions are recognized when the equipment is sold and are based on historical experience. The warranty provision estimates are updated annually.

NOTE 5 – STAFF COSTS

Employee information
Staff costs included in operating expenses relate to the 100 seafarers employed under Danish contracts (2021: 106, 2020:109).

The average number of employees is calculated as a full-time equivalent (FTE).

The Executive Director is, in the event of termination by the Company, entitled to a severance payment of up to 12 months' salary.

USDm	2022	2021	2020
Total staff costs			
Staff costs included in operating expenses	7.7	9.7	9.2
Staff costs included in administrative expenses	42.0	42.4	41.5
Total	**49.7**	**52.1**	**50.7**
Staff costs comprise the following			
Wages and salaries	38.8	42.1	42.3
Share-based compensation	2.9	2.3	1.7
Pension costs	3.3	3.6	3.3
Other social security costs	1.5	1.3	1.3
Other staff costs	3.2	2.8	2.1
Total	**49.7**	**52.1**	**50.7**
Average number of permanent employees			
Seafarers	100	106	109
Land-based	386	341	332
Total	**486**	**447**	**441**

The majority of seafarers on vessels are on short-term contracts. The number of seafarers on short-term contracts in 2022 was on average 1,565 (2021: 1,449, 2020: 1,474). Total seafarers' costs in 2022 were USD 76.3m (2021: USD 75.9m, 2020: USD 80.5m), which is included in "Operating expenses".

NOTE 5 - continued

USD '000	2022	2021	2020
Non-Executive Board and Committee remuneration, short term			
Christopher H. Boehringer	210	235	256
David N. Weinstein	207	234	200
Göran Trapp	155	176	172
Torben Janholt	-	-	89
Annette Malm Justad	155	176	139
Total	**727**	**821**	**856**

Executive Management

USD '000	Salary	Taxable benefits	Annual perform-ance bonus	Total
Executive Management remuneration				
Jacob Meldgaard				
2020, TORM A/S[1]	1,052	41	1,262	**2,355**
2020, TORM A/S adjustment[1]	-	-	-125	**-125**
2020, TORM plc[1]	77	-	-	**77**
2021, TORM A/S[1]	1,161	44	1,161	**2,366**
2021, TORM plc[1]	82	-	-	**82**
2022, TORM A/S[1]	1,040	39	593	**1,672**
2022, TORM plc[1]	72	-	-	**72**

[1] Paid by legal entity as noted.

As discussed in the 2020 Annual Report, at the time of issue the CEO's bonus figure had yet to be agreed, and instead the Annual Report 2020 included an estimate of DKK 8.4m (USD 1.262m), equating to 120% of the CEO's base salary. After final agreement with the Remuneration Committee, the CEO's bonus figure was set at DKK 7.0m (USD 1.1m), equating to 100% of his base salary.

Key management personnel consist of the Board of Directors and the Executive Director. Total compensation to key management personnel expensed during the year as detailed in this note amounts to USD 2.5m (2021: USD 3.3m, 2020: USD 3.2m).

NOTE 5 - continued

Senior Management Team
The aggregated compensation paid by the Group to the three (2021: 3) other members of the Senior Management Team in 2022 (excluding CEO Jacob Meldgaard) was USD 2.1m (2021: USD 2.2m, 2020: USD 2.1m), which includes an aggregate of USD 0.1m (2021: USD 0.1m, 2020: USD 0.1m) allocated for pensions (defined contribution plans) for these individuals.

LTIP element of CEO Jacob Meldgaard's remuneration package 2022:

Grant date	25-Apr-18	18-Mar-21	23-Mar-22
RSU LTIP grant[1]	766,035	255,200	255,200
Exercise price per share	DKK 53.7	DKK 53.5	DKK 58.0
RSU grant value assuming 100% vesting	USD 0.9m	USD 0.6m	USD 0.5m

[1] LTIP award is fixed by the Board of Directors and was communicated via company announcement no. 10 of 25 April 2018, announcement no. 7 dated 18 March 2021, and announcement no.9 dated 23 March 2022, therefore there is no minimum or maximum for 2018, 2021 and 2022.

TORM operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of shares is recognized as an expense and allocated over the vesting period. Employment in TORM throughout the period is in most cases a prerequisite for upholding the full vesting rights in the RSU program. For good leavers subject to the Danish Stock Options Act, the RSUs will vest in accordance with the vesting schedule, but for all other leavers, all unvested RSUs shall be immediately forfeited for no consideration. Options are granted under the plan for no consideration and carry no dividend or voting rights.

In accordance with its Remuneration Policy, TORM has granted the CEO a number of Restricted Share Units (RSUs). There are no performance conditions associated with this grant of RSUs.

Refer to Long-Term Incentive Program – restricted share units granted to the executive director on page 104 for further information. The original RSUs granted to the CEO in 2016 vested in equal installments over a five-year period. Subsequent awards vest in equal installments over three years.

Vested RSUs may be exercised for a period of 360 days from each vesting date. Details of the CEO's awards and interests in Restricted Share Units are set out on page 106.

The single figure remuneration table for the CEO does not include any amounts in relation to the RSU awards as there are no performance conditions associated with this grant of RSUs.

As detailed in announcement no. 7 issued on 18 March 2021, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next three years. The first amount can be exercised from 01 January 2022. The exercise price for each RSU is DKK 53.5, corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc's 2020 Annual Report plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date.

NOTE 5 – continued

As detailed in announcement no. 9 issued on 23 March 2022, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next three years. The first amount can be exercised from 01 January 2023. The exercise price for each RSU is DKK 58, corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc's 2021 Annual Report plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date.

Long-term employee benefit obligations
The obligation comprises an obligation under the incentive programs to deliver Restricted Share Units in TORM plc at a determinable price to the entity's key personnel. The RSUs granted entitle the holder to acquire one TORM A-share.

The program comprises the following number of shares in TORM plc:

Number of shares (1,000)	2022	2021	2020
Outstanding as of 01 January	2,372.9	2,187.5	2,228.3
Granted during the period	1,393.0	1,355.1	1,047.4
Exercised during the period	-1,078.0	-409.4	-107.7
Expired/forfeited during the period	-263.8	-760.3	-980.5
Outstanding as of 31 December	**2,424.0**	**2,372.9**	**2,187.5**
Exercisable as of 31 December	-	-	-

In 2020, the Board of Directors agreed to grant a total of 1,047,389 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set at DKK 69.9. The exercise period is 360 days from each vesting date. The fair value of the options granted in 2020 was determined using the Black-Scholes model and is not material. The average remaining contractual life for the restricted shares as of 31 December 2020 is 1.5 years.

In 2021, the Board of Directors agreed to grant a total of 1,355,121 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set at DKK 53.5. The exercise period is 360 days from each vesting date. The fair value of the options granted in 2021 was determined using the Black-Scholes model and is not material. The average remaining contractual life for the restricted shares as of 31 December 2021 is 1.5 years.

In 2022, the Board of Directors agreed to grant a total of 1,137,770 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set at DKK 58.0. The exercise period is 360 days from each vesting date. The fair value of the options granted in 2022 was determined using the Black-Scholes model and is not material. The average remaining contractual life for the restricted shares as of 31 December 2022 is 1.5 years.

NOTE 5 – continued

Accounting policies
Employee benefits
Wages, salaries, social security contributions, holiday and sick leave, bonuses, and other monetary and non-monetary benefits are recognized in the year in which the employees render the associated services. Please also refer to the accounting policy for share-based payment.

Pension plans
The Group has entered into defined contribution plans only. Pension costs related to defined contribution plans are recorded in the income statement in the year to which they relate.

Share-based payments
The Group makes equity-settled share-based payments to certain employees, which are measured at fair value at the date of grant and expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares which will eventually vest. The fair value of the share schemes is calculated using the Black-Scholes model at the grant date.

NOTE 6 – REMUNERATION TO AUDITORS APPOINTED AT THE PARENT COMPANY'S ANNUAL GENERAL MEETING

The remuneration of the auditor is required to be presented as follows:

USDm	2022	2021	2020
Audit fees			
Fees paid to the Company's auditor for the audit of the Company's annual accounts	0.9	0.5	0.4
Audit of the Company's subsidiaries pursuant to legislation	0.1	0.3	0.2
Total audit fees	**1.0**	**0.8**	**0.6**
Non-audit fees			
Audit-related services	0.2	0.1	0.0
Tax services	-	0.1	0.1
Others	0.2	-	-
Total non-audit fees	**0.4**	**0.2**	**0.1**
Total	**1.4**	**1.0**	**0.7**

Under SEC regulations, the remuneration of the auditor of USD 1.4m (2021: USD 1.0m, 2020: USD 0.7m) is required to be presented as follows: Audit USD 1.4m (2021: USD 0.8m, 2020: USD 0.6m), audit-related USD 0.0m (2021: other audit related services USD 0.1m, 2020: USD 0.0m) and tax services USD 0.0m (2021: tax related services USD 0.1m, 2020: USD 0.1m).

Our Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

NOTE 7 – INTANGIBLE ASSETS

USDm	2022	2021	2020
Goodwill			
Cost:			
Balance as of 01 January	11.4	11.4	11.4
Additions from business combinations	1.8	-	-
Balance as of 31 December	**13.2**	**11.4**	**11.4**
Impairment:			
Balance as of 01 January	11.4	11.4	11.4
Impairment losses	-	-	-
Balance as of 31 December	**11.4**	**11.4**	**11.4**
Carrying amount	**1.8**	**-**	**-**

The opening balance on goodwill cost and impairment relates to the reverse acquisition of TORM A/S in 2015, which was impaired in 2016. The goodwill addition during the year of USD 1.8m relates to the acquisition of Marine Exhaust Technology A/S, which is allocated to the Marine Exhaust cash-generating unit. Please refer to note 33 for further reference on acquisition and note 10 for further reference on impairment testing.

USDm	2022	2021	2020
Other intangible assets			
Cost:			
Balance as of 01 January	-	-	-
Exchange rate adjustments	0.2	-	-
Additions	0.6	-	-
Additions from business combinations	1.2	-	-
Transfer from other items	0.3	-	-
Balance as of 31 December	**2.3**	**-**	**-**
Amortization:			
Balance as of 01 January	-	-	-
Amortization for the year	0.3	-	-
Transfer from other items	0.1	-	-
Balance as of 31 December	**0.4**	**-**	**-**
Carrying amount	**1.9**	**-**	**-**

NOTE 7 - continued

Accounting policies
Goodwill
Goodwill is measured as the excess of the cost of the business combination over the fair value of the acquired assets, liabilities, and contingent liabilities and is recognized as an asset under intangible assets. For each business combination, TORM elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree's identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses. Goodwill is not amortized as it is considered to have an indefinite useful life, but the recoverable amount of goodwill is assessed annually. For impairment testing purposes, goodwill is on initial recognition allocated to the cash generating unit expected to benefit from the synergies of the combination. If the recoverable amount of the cash generating unit is less than the carrying amount of the unit, the impairment loss is first allocated to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss for goodwill is not reversed in a subsequent period.

Other intangible assets
Other intangible assets consist of software as well as scrubber test facility development costs and customer list acquired in connection with the Marine Exhaust Technology A/S acquisition. Other intangible assets are measured at cost less accumulated amortization and impairment losses. Other intangible assets are considered as having finite useful lives and are amortized on a straight-line basis over:

- Software: 3 years
- Scrubber test facility: 2 years
- Customer list: 7 years

NOTE 8 – TANGIBLE FIXED ASSETS

USDm	2022	2021	2020
Land and buildings			
Cost:			
Balance as of 01 January	10.9	11.7	10.4
Exchange rate adjustment	-0.3	-0.1	-
Additions	0.3	0.1	1.3
Additions from business combinations	1.1	-	-
Disposals	-	-0.8	-
Balance as of 31 December	**12.0**	**10.9**	**11.7**
Depreciation:			
Balance as of 01 January	6.1	4.6	2.3
Exchange rate adjustment	-0.2	-	-
Disposals	-	-0.8	-
Depreciation for the year	2.3	2.3	2.3
Balance as of 31 December	**8.2**	**6.1**	**4.6**
Carrying amount as of 31 December	**3.8**	**4.8**	**7.1**

NOTE 8 - continued

USDm	2022	2021	2020
Vessels and capitalized dry-docking			
Cost:			
Balance as of 01 January	2,443.3	2,160.1	2,064.2
Additions	77.2	290.3	102.5
Disposals	-14.2	-40.9	-29.8
Transferred from prepayments	55.1	78.6	148.1
Transferred to assets held for sale	-140.2	-44.8	-124.9
Balance as of 31 December	**2,421.2**	**2,443.3**	**2,160.1**
Depreciation:			
Balance as of 01 January	475.0	406.2	360.6
Disposals	-14.2	-40.9	-29.8
Depreciation for the year	133.7	126.2	118.4
Transferred to assets held for sale	-50.7	-16.5	-43.0
Balance as of 31 December	**543.8**	**475.0**	**406.2**
Impairment:			
Balance as of 01 January	30.5	31.4	28.8
Impairment losses on tangible fixed assets[1]	2.7	4.6	11.1
Transferred to assets held for sale	-11.7	-5.5	-8.5
Balance as of 31 December	**21.5**	**30.5**	**31.4**
Carrying amount as of 31 December	**1,855.9**	**1,937.8**	**1,722.5**

[1] For additional information regarding impairment considerations, please refer to Note 10.

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 50.1m (2021: USD 65.9m, 2020: USD 66.1m).

Included in the carrying amount for "Vessels and capitalized dry-docking" are vessels on short-term time charter leases (as lessor) in the amount of USD 13.7m (2021: 398.8m, 2020: 488.2m). Please refer to Note 22 for expected redelivery of the vessels.

NOTE 8 - continued

USDm	2022	2021	2020
Prepayments on vessels			
Cost:			
Balance as of 01 January	12.0	12.0	95.0
Additions	43.1	78.6	65.1
Transferred to vessels	-55.1	-78.6	-148.1
Balance as of 31 December	**-**	**12.0**	**12.0**
Carrying amount as of 31 December	**-**	**12.0**	**12.0**

During the year, borrowing costs of USD nil (2021: 0.6m, 2020: nil) have been capitalized. The capitalization rate in 2021 was 3.7% and in 2020: 0.0%.

USDm	2022	2021	2020
Other plant and operating equipment			
Cost:			
Balance as of 01 January	9.3	7.6	8.1
Exchange rate adjustment	-0.2	-0.1	-
Additions	0.8	1.9	3.8
Additions from business combinations	1.6	-	-
Disposals	-0.7	-0.1	-4.3
Transfers	-0.3	-	-
Balance as of 31 December	**10.5**	**9.3**	**7.6**
Depreciation:			
Balance as of 01 January	3.0	0.8	3.8
Exchange rate adjustment	-0.2	-0.1	-
Disposals	-0.6	-0.1	-4.2
Depreciation for the year	2.8	2.4	1.2
Transfers	-0.1	-	-
Balance as of 31 December	**4.9**	**3.0**	**0.8**
Carrying amount as of 31 December	**5.6**	**6.3**	**6.8**

NOTE 8 - continued

For information on assets provided as collateral security, please refer to Note 20. Please refer to Note 10 for information on impairment testing.

The depreciation expense related to "Other plant and operating equipment" of USD 2.8m relates to "Administrative expense" (2021: USD 2.4m, 2020: USD 1.2m). Depreciation and impairment losses on tangible fixed assets on "Vessels and capitalized dry-docking" relate to operating expenses.

Accounting policies

Vessels

Vessels consist of owned vessels and leased vessels. The accounting policy for leased vessels is specified under "Leases". Owned vessels are measured at cost less accumulated depreciation and accumulated impairment losses. Costs comprise acquisition costs and costs directly related to the acquisition up until the time when the asset is ready for use, including interest expenses incurred during the period of construction. All major components of vessels (scrubbers, etc.) except for dry-docking costs are depreciated on a straight-line basis to the estimated residual value over their estimated useful life, which TORM estimates to be 25 years for newbuildings. TORM considers that a 25-year depreciable life is appropriate and consistent with what is used by other shipowners with comparable tonnage. Depreciation is based on costs less the estimated residual value. Residual value is estimated as the lightweight tonnage of each vessel multiplied by the scrap value per ton. The useful life and the residual value of the vessels are reviewed at least at each financial year-end based on market conditions, regulatory requirements, and TORM's business plans.

TORM also evaluates the carrying amounts to determine if events have occurred which indicate impairment and would require a modification of the carrying amounts at the reporting date. Prepayment on vessels is measured at costs incurred.

Dry-docking

Approximately every 24 and 60 months, depending on the nature of work and external requirements, the vessels are required to undergo planned dry-dockings for replacement of certain components, major repairs, and major maintenance of other components, which cannot be carried out while the vessels are operating. These dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking. The residual value of such components is estimated at nil. The useful life of the dry-docking costs is reviewed at least at each financial year-end based on market conditions, regulatory requirements, and TORM's business plans. A portion of the cost of acquiring a new vessel is allocated to the components expected to be replaced or refurbished at the next dry-docking. Depreciation thereof is carried over the period until the next dry-docking. For newbuildings, the initial dry-docking asset is estimated based on the expected costs related to the first-coming dry-docking, which again is based on experience and history of similar vessels. For second-hand vessels, a dry-docking asset is also segregated and capitalized separately, taking into account the normal docking intervals of the vessels.

NOTE 8 - continued

At subsequent dry-dockings, the costs comprise the actual costs incurred at the dry-docking yard. Dry-docking costs may include the cost of hiring crews to carry out replacements and repairs, the cost of parts and materials used, the cost of travel, lodging and supervision of Company personnel as well as the cost of hiring third-party personnel to oversee a dry-docking. Dry-docking activities include, but are not limited to, the inspection, service on turbocharger, replacement of shaft seals, service on boiler, replacement of hull anodes, applying of anti-fouling and hull paint, steel repairs as well as refurbishment and replacement of other parts of the vessel.

Prepayments on vessels

Prepayments consist of prepayments related to newbuilding contracts for vessels not yet delivered and include the share of borrowing costs directly attributable to the acquisition of the underlying vessel. When a vessel is delivered, the prepaid amount is reallocated to the financial statement line "Vessels and capitalized dry-docking".

Land and buildings and other plant and operating equipment

Land and buildings and other plant and operating equipment consist of leaseholds regarding office buildings, leasehold improvements, company cars, IT equipment, and software and is measured at historical cost less accumulated depreciation and any impairment loss. Any subsequent cost is included in the asset's carrying amount or recognized as a separate asset only when it is probable that future economic benefits are associated with the item and the cost of the item can be measured reliably. Depreciation is based on the straight-line method over the estimated useful life of the assets. The current estimates are:

- **Land and buildings**
  - Office buildings: Over the shorter of the remaining leasing term and the estimated useful life
  - Leasehold improvements: Over the shorter of the remaining leasing term and the estimated useful life

- **Other plant and operating equipment**
  - Company cars: Over the lease term, typically 3 years
  - IT equipment: 3-5 years
  - Software: 3-5 years
  - Other equipment 3-15 years

The depreciation commences when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by Management. For a right-of-use asset, depreciation commences at the commencement date of the lease.

Assets held for sale

Assets are classified as held-for-sale if the carrying amount will be recovered principally through a sales transaction rather than through continuing use. This condition is regarded as met only

NOTE 8 - continued

when the asset is available for immediate sale in its present condition subject to terms which are usual and customary for sales of such assets, and when its sale is highly probable. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Assets held for sale mainly refer to vessels being sold and are measured at the lower of their previous carrying amount and fair value less costs to sell. Gains are recognized on delivery to the new owners in the income statement in the item "Profit from sale of vessels". Anticipated losses are recognized at the time when the asset is classified as held-for-sale in the item "Impairment losses on tangible and intangible assets".

NOTE 9 – LEASING

TORM leases office buildings, some vehicles, and other administrative equipment. Except for short-term leases and leases of low-value assets, each lease is reflected on the balance sheet as a right-of-use asset with a corresponding lease liability. The right-of-use assets are included in the financial statement line item in which the corresponding underlying assets would be presented if they were owned. Please refer to Note 8.

As of 31 December 2022, TORM had recognized the following right-of-use assets:

USDm	Land and buildings	Other plant and operating equipment
Cost:		
Balance as of 01 January 2022	10.9	0.7
Exchange rate adjustments	-0.3	-
Additions	0.3	0.1
Additions from business combinations	1.1	0.9
Disposals	-	-0.4
Balance as of 31 December 2022	**12.0**	**1.3**
Depreciation:		
Balance as of 01 January 2022	6.1	0.5
Exchange rate adjustment	-0.2	-
Disposals	-	-0.3
Depreciation for the year	2.3	0.2
Balance as of 31 December 2022	**8.2**	**0.4**
Carrying amount as of 31 December 2022	**3.8**	**0.9**

NOTE 9 - continued

USDm	Land and buildings	Other plant and operating equipment
Cost:		
Balance as of 01 January 2021	11.7	0.6
Exchange rate adjustments	-0.1	-
Additions	0.1	0.2
Disposals	-0.8	-0.1
Balance as of 31 December 2021	**10.9**	**0.7**
Depreciation:		
Balance as of 01 January 2021	4.6	0.4
Disposals	-0.8	-0.1
Depreciation for the year	2.3	0.2
Balance as of 31 December 2021	**6.1**	**0.5**
Carrying amount as of 31 December 2021	**4.8**	**0.2**

USDm	Vessels and capitalized dry-docking	Land and buildings	Other plant and operating equipment
Cost:			
Balance as of 01 January 2020	42.4	10.4	0.6
Additions	-	1.3	-
Disposals	-42.4	-	-
Balance as of 31 December 2020	**-**	**11.7**	**0.6**
Depreciation:			
Balance as of 01 January 2020	15.5	2.3	0.2
Disposals	-17.1	-	-
Depreciation for the year	1.6	2.3	0.2
Balance as of 31 December 2020	**-**	**4.6**	**0.4**
Carrying amount as of 31 December 2020	**-**	**7.1**	**0.2**

NOTE 9 - continued

The sale and leaseback transactions relating to vessels were all classified as financing arrangements prior to implementation of IFRS 16 and did not result in derecognition of the underlying assets as control was retained by the Group. During 2020, the vessels were disposed of.

The table below describes the nature of the Group's leasing activities by type of right-of-use assets recognized on the balance sheet as of 31 December 2022:

	Land and buildings	Other plant and operating equipment
No. of right-of-use assets leased	16	20
Range of remaining term	0 - 6 years	0 - 4 years
Average remaining lease term	1.8 years	1.8 years
No. of leases with extension options	12	9
No. of leases with options to purchase	-	1
No. of leases with termination options	10	13

Lease liabilities regarding right-of-use assets are included on the balance sheet under "Borrowings".

USDm	2022	2021	2020
Maturity analysis - contractual undiscounted cash flow			
Less than one year	2.7	2.8	2.8
One to five years	2.6	3.0	5.9
More than five years	-	0.1	0.1
Total undiscounted lease liabilities as of 31 December	**5.3**	**5.9**	**8.8**
Lease liabilities included under "Borrowings" as of 31 December	**5.0**	**5.6**	**8.3**
Non-current	2.5	3.7	6.2
Current	2.5	1.9	2.1

Extension and termination options are included in several leases in order to optimize operational flexibility in terms of managing contracts. The lease term determined by TORM is the non-cancellable period of a lease, together with any extension/termination options if these are/are not reasonably certain to be exercised.

NOTE 9 – continued

Lease payments not recognized as a liability
TORM has elected not to recognize a lease liability for short-term leases (leases of an expected term of 12 months or less) or for leases of low-value assets. Payments made under such leases are expensed on a straight-line basis. The expenses relating to payments not recognized as a lease liability are insignificant.

Cash outflow for leases
The total cash outflow for leases amounts to USD 2.7m (2021: USD 2.8m, 2020: UDS 2.3m).

Accounting policies
TORM assesses whether a contract is or contains a lease at inception of the contract and recognizes right-of-use assets and corresponding lease liabilities at the lease commencement date, except for short-term leases and leases of low value. For these leases, TORM recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Agreements to charter in vessels and to lease land and buildings and other plant and operating equipment for which TORM substantially has the control are recognized on the balance sheet as right-of-use assets and initially measured at cost, which comprises the initial amount of the lease liabilities adjusted for any lease payments made at or before the commencement date. Subsequently the right-of-use assets are measured at cost less accumulated depreciation and impairment losses. The right-of-use assets are depreciated and written down under the same accounting policy as the assets owned by the Company or over the lease period depending on the lease terms.

The corresponding lease obligation is recognized as a liability in the balance sheet under "Borrowings" and initially measured at the present value of the lease payments that are not paid at the commencement date. The Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. Subsequently lease liabilities are measured at amortized cost using the effective interest method, where the lease liabilities are remeasured when there is a change in future lease payments.

Leases to charter out vessels are classified as operating leases as the leases are short-term in nature and usually less than one year. Chartered-out vessels are presented as part of Vessels and capitalized dry-docking. Please refer to Note 6. The lease income is recognized in the income statement on a straight-line basis over the lease term.

Following a sale transaction, for agreements to immediately charter in the related vessels (sale and leaseback) but for which TORM maintains substantially all the risks and rewards incidental to economic ownership including repurchase options at lower value that the initial sales price, the proceeds received are presented as a financial liability in "Borrowings". No gain or loss is recorded, and the asset remains recognized on the balance sheet under Vessels and capitalized dry-docking.

NOTE 10 – IMPAIRMENT TESTING

Following the acquisition of Marine Exhaust Technology A/S and the 2022 disposal of the two remaining Handysize vessels, the Management of TORM has assessed that TORM has two CGUs being the Main Fleet and the Marine Exhaust cash-generating unit.

As of 31 December 2022, Management tested the carrying amount of the Main Fleet and the Marine Exhaust investment for impairment as further set out below.

Tanker segment
31 December 2022
As of 31 December 2022, the assessment of the recoverable amount of the Main Fleet is based on the fair value less cost of disposal of the vessels. The Main Fleet is comprised of TORM's LR1, LR2 and MR vessels, which are operated collectively as a combined internal pool, employed principally in the spot market and actively managed to meet the needs of our customers in that market, particularly regarding the location of vessels meeting required specifications. All vessels in the Main Fleet can handle multiple sizes of refined oil cargos and sail all seas and oceans, over both short and long distances. Given the technical specifications and capacity of the vessels, the Main Fleet is relatively homogenous with a very high degree of interoperability. The Main Fleet includes the 2021 acquired MR vessels with chemical trading capability, which are operated as all other product tanker vessels.

The recoverable amount of the Main Fleet as of 31 December 2022 amounts to USD 2,647m, and is based on the market approach which considers the valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels. The shipbrokers' primary input is deadweight tonnage, yard, and age of the vessel. The fair value assumes that the vessels are in good and seaworthy condition and with prompt, charter-free delivery. The fair value less costs of disposal of the vessels is determined to be within Level 3 of the fair value hierarchy.

We have assessed the impact from climate changes and the potential adverse impact on vessel values, however, no specific adjustments in this respect have been reflected in the impairment testing of the Main Fleet given the recoverable amount has been based on the fair value less costs of disposal. Further discussion can be found in the Audit Committee Report, page 91 and TCFD, pages 75-77. We continue to monitor the development closely, and we continuously work on more specific plans for our ambition to have zero CO_2 emissions from operating our fleet by 2050, which may impact our impairment testing in the future.

NOTE 10 - continued

Based on this review, Management concluded that as of 31 December 2022 assets within the Main Fleet were not impaired as fair value less costs of disposal exceeded the carrying amount by USD 784m.

Impairments recognized during 2022 of USD 2.7m (2021: USD 4.6m) as set out in Note 8 relate to the disposal of individual vessels during the year. The recoverable amount of the vessels was based on fair value less costs of disposal, which amounted to USD 31.8m. The fair value was based on sales price less transaction costs (fair value hierarchy level 2).

31 December 2021 and 31 December 2020
As of 31 December 2021 and 2020, the assessment of the recoverable amount of the Tanker Fleet was based on the value in use for the Main Fleet and Handysize CGUs. The results of impairment testing were summarized as follows:

CGU	Impairment losses and (reversals)		Discount rate applied		Recoverable amount		Excess values (value in use over carrying amount)	
	2021 USDm	2020 USDm	2021 %	2020 %	2021 USDm	2020 USDm	2021 USDm	2020 USDm
Main Fleet	-	-	6.7	7.0	2,276	1,747	269	8
Handysize [1]	-	5.5	6.7	7.0	26	27	-	-
Total	**-**	**5.5**			**2,302**	**1,774**	**269**	**8**

[1] Comprising two product tankers with a cargo carrying capacity of 35,000–37,000 dwt, these smaller vessels are typically used in shorter and coastal trade routes, including transportation of various clean petroleum products within Europe and in the Mediterranean.

The impairment test was sensitive to reasonably possible changes in key assumptions.

Key assumptions used in the determination of value in use
The assessment of the value in use of each CGU was based on the net present value of the expected future cash flows. The freight rate estimates in the period 2022-2024 was based on TORM's business plans. Beyond 2024, the freight rates was based on TORM's 10-year historical average rates, adjusted for expected inflation of 2% in line with US Federal Reserve and ECB target over the medium term. TORM believed that the approach used for long-term rates appropriately reflected the cyclical nature of the shipping industry and was the most reliable estimate for periods beyond those included in its three-year business plan.

TORM's business plans for 2022-2024 and beyond also included the anticipated benefit arising from the installation of scrubbers on certain of the Group's vessels (the "scrubber premium"). This is based on current market differentials between the cost of heavy and low-sulphur fuel oil.

As part of determining fair value, the impact of climate changes and the climate agenda on the global oil demand, emission regulations, and operating expenses, etc. was considered with

focus on the short to medium term implications and our commitment to reduce CO_2 emissions by 40% by 2025 and 45% by 2030. However, no adverse impact of climate changes was anticipated in impairment testing our current fleet. We continue to monitor the development closely and are working on more specific plans for our ambition to have zero CO_2 emissions from operating our fleet by 2050, which may impact our impairment testing in the future.

The discount rate used in the value in use calculation was based on a Weighted Average Cost of Capital (WACC) of 6.7% as of 31 December 2021 (2020: 7.0%, 2019: 7.5%). WACC was calculated by using a standard WACC model in which cost of equity, cost of debt and capital structure were the key parameters.

As of 31 December 2021, the 10-year historical average spot freight rates used in the value in use calculation were as follows:

- LR2: USD/day 19,111 (2020: USD/day 18,884, 2019: USD/day 17,986)
- LR1: USD/day 17,856 (2020: USD/day 17,443, 2019: USD/day 17,060)
- MR: USD/day 16,044 (2020: USD/day 16,076, 2019: USD/day 15,802)
- Handysize: USD/day 13,208 (2020: USD/day 13,435, 2019: USD/day 13,601)

Operating expenses and administrative expenses were estimated based on TORM's business plans for the period 2022-2024. Beyond 2024, operating expenses were adjusted for 2% inflation (2020: 2%), and administrative expenses were adjusted for 2% inflation (2020: 2%) in line with US Federal Reserve and ECB target over the medium term.

The product tankers were expected to generate normal income for 25 years from delivery from the shipyard. Given the current age profile of the Tanker Fleet, the average remaining life would be approximately 14 years (2020: approximately 15 years). The estimated residual value of the vessels was based on TORM's green recycling policy.

The impairment test was sensitive to reasonably possible changes in the key assumptions, which may result in future impairments. These were related to the future development in freight rates, the WACC applied as discounting factor in the calculations, and the development in operating expenses. All other things being equal, the sensitivities to the value in use have been assessed as follows:

- An increase/decrease in the tanker freight rates of USD/day 1,000 would result in an increase/decrease in the value in use of USD 285m and USD 6m for the Main Fleet and the two Handysize vessels, respectively
- An increase/decrease in WACC of 1.0% would result in an increase/decrease in the value in use of approx. USD 148-167m and USD 2m for the Main Fleet and the two Handysize vessels, respectively
- An increase/decrease in operating expenses of 10.0% would result in a decrease/increase in the value in use of USD 201m and USD 4m for the Main Fleet and the two Handysize vessels, respectively

NOTE 10 - continued

As outlined above, the impairment test has been prepared on the basis that the Company will continue to operate its vessels as a fleet in the current setup.

The fair value based on broker values for vessels in the Main Fleet including the order book and leased vessels was USD 1,892m (2020: USD 1,577m), which is USD 72m below the carrying amount (2020: which was USD 245m below the carrying amount). The fair value based on broker values for the Handysize vessels was 21m (2020: USD 22m), which is USD 3m below the carrying amount (2020: which was USD 10m below the carrying amount).

Marine exhaust segment
31 December 2022

As of 31 December 2022, the assessment of the recoverable amount of the Marine Exhaust cash-generating unit is based on value in use. The result of the impairment test showed an excess value of USD 3.2m compared to the carrying amount. No impairment of goodwill was recognized as of 31 December 2022.

Key assumptions used in the determination of value in use

The value in use is calculated based on future cash flows using a five-year budget period from 2023-2027. The future cash flows are based on the budget for 2023, assuming no growth in sales. Cost of goods sold is calculated using the gross margins from the 2023 budget. The gross margins are assumed to be constant in the budget period. Operating costs are based on the 2023 budget and are being inflated in the forecast period with the assumed inflation rates of 2-3% p.a. Cash levels are assumed constant in the forecast period, investments in non-current assets are USD 0.3m in 2023 and zero afterwards, and lastly, leasing liabilities are assumed constant. The terminal value extending beyond 2027 are based on a continuation of beforementioned parameters.

The discount rate used in the value in use calculation was based on a Weighted Average Cost of Capital (WACC) of 10.8% as of 31 December 2022 (2021: n/a). The WACC was calculated by using a standard WACC model in which cost of equity, cost of debt and capital structure were the key parameters.

The impairment test was sensitive to reasonably possible changes in the key assumptions, which may result in future impairments. These were related to the future development in sales across all revenue segments. All other things being equal, the sensitivities to the value in use have been assessed as follows:

- An increase/decrease in the total sales of 10.0% would result 2023 and onwards an increase/decrease in the value in use of USD 3.8m.

NOTE 10 - continued

Accounting policies
Impairment of assets
Non-current assets are reviewed at the reporting date to determine any indication of impairment including a significant decline in either the assets' market value, increase in market rates of return, or in the cash flows expected to be generated by the fleet. At least annually, or if impairment indicator(s) exists, an impairment test on a CGU level will be performed. A CGU is determined as the smallest group of assets that generates independent cash inflows. An asset/CGU is impaired if the recoverable amount is below the carrying amount.

The recoverable amount of the CGU is estimated as the higher of fair value less costs of disposal and value in use. The value in use is the present value of the future cash flows expected to be derived from a CGU, utilizing a pre-tax discount rate that reflects current market estimates of the time value of money and the risks specific to the unit for which the estimates of future cash flows have not been adjusted. If the recoverable amount is less than the carrying amount of the cash generating unit, the carrying amount is reduced to the recoverable amount.

The impairment loss is recognized immediately in the income statement. Where an impairment loss subsequently reverses, the carrying amount of the CGU is increased to the revised estimate of the recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined, had no impairment loss been recognized in prior years.

For the purpose of assessing impairment, assets, time charter and bareboat contracts are grouped at the lowest levels at which impairment is monitored for internal management purposes.

NOTE 11 – LOAN RECEIVABLES

USDm	2022	2021	2020
Loan receivables			
Cost:			
Balance as of 01 January	4.7	4.7	4.7
Balance as of 31 December	**4.7**	**4.7**	**4.7**
Expected credit loss:			
Balance as of 01 January	0.1	0.1	0.1
Balance as of 31 December	**0.1**	**0.1**	**0.1**
Carrying amount as of 31 December	**4.6**	**4.6**	**4.6**

The loans were issued as part of sale and lease back transactions in 2019 for two MR vessels. The loans will mature in 2026 and have an interest rate applicable fixed at 1% per annum.

Expected credit loss is recognized based on the 12-month expected credit losses.

Accounting policies
Loan receivables
Loan receivables are initially recognized on the balance sheet as fair value less transaction costs. After initial recognition, loan receivables are measured at amortized cost. Amortized cost is defined as the amount initially recognized reduced by principal repayments and allowances for the expected credit loss (ECL).

NOTE 12 – FINANCIAL ITEMS

USDm	2022	2021	2020
Financial income			
Interest income from cash and cash equivalents, including restricted cash [1]	4.0	0.2	0.5
Total	**4.0**	**0.2**	**0.5**
Financial expenses			
Interest expenses on borrowings [1]	48.5	40.0	45.6
Financial expenses arising from lease liabilities regarding right-of-use assets	0.2	0.3	1.5
Exchange rate adjustments, including loss from forward exchange rate contracts	0.5	0.5	1.0
Commitment fee	0.6	1.1	1.5
Amortization of interest rate swaps	2.4	1.4	-
Ineffectiveness on interest rate swaps	-3.6	-1.2	-
Other financial expenses	0.2	0.3	0.3
Total	**48.8**	**42.4**	**49.9**
Total financial items	**-44.8**	**-42.2**	**-49.4**

[1] Interest for financial assets and liabilities not at fair value through profit and loss.

Accounting policies
Financial income
Financial income comprises interest income, realized and unrealized exchange rate gains relating to transactions in currencies other than the functional currency, realized gains from other equity investments and securities, unrealized gains from securities, dividends received, and other financial income. Interest is recognized in accordance with the accrual basis of accounting considering the effective interest rate. Dividends from other investments are recognized when the right to receive payment has been decided, which is typically when the dividend has been declared and can be received without conditions.

Financial expenses
Financial expenses comprise interest expenses, financing costs of leases liabilities, realized and unrealized exchange rate losses relating to transactions in currencies other than the functional currency, realized losses from other equity investments and securities, unrealized losses from securities, and other financial expenses including payments under interest rate hedge instruments. Interest is recognized in accordance with the accrual basis of accounting considering the effective interest rate.

NOTE 13 – TRADE RECEIVABLES

USDm	2022	2021	2020
Analysis as of 31 December of trade receivables:			
Gross trade receivables:			
Not due	122.3	43.4	17.9
Due < 30 days	52.1	17.9	10.8
Due between 30 and 180 days	76.8	23.2	23.7
Due > 180 days	14.2	2.6	12.0
Total gross	**265.4**	**87.1**	**64.4**
Allowance for expected credit loss	5.9	3.1	5.8
Total net	**259.5**	**84.0**	**58.6**

Management makes allowance for expected credit loss based on "the simplified approach" according to IFRS 9 to provide for expected credit losses, which permits the use of the lifetime expected loss provision for all trade receivables. Expected credit loss for receivables overdue more than 180 days is 25%-100%, depending on the category of the receivable. Expected credit loss for receivables overdue more than one year is 100%.

Movements in provisions for impairment of freight receivables during the year are as follows:

USDm	2022	2021	2020
Allowance for expected credit loss			
Balance as of 01 January	3.1	5.8	3.7
Provisions for the year	3.4	0.7	3.1
Provisions reversed during the year	-0.6	-3.4	-1.0
Balance as of 31 December	**5.9**	**3.1**	**5.8**

Allowance for expected credit loss of trade receivables has been recognized in the income statement under "Port expenses, bunkers, commissions, and other costs of goods sold".

Allowance for expected credit loss of trade receivables is calculated using an ageing factor as well as specific customer knowledge and is based on a provision matrix on days past due.

All allowance for expected credit loss relates to receivables due > 180 days.

Accounting policies
Receivables
Outstanding trade receivables and other receivables which are expected to be realized within 12 months from the balance sheet date are classified as "Trade receivables" or "Other receivables" and presented as current assets.

NOTE 13 - continued

Receivables are, at initial recognition, measured at their transaction price less allowance for expected credit losses over the lifetime of the receivable and are subsequently measured at amortized cost adjusted for changes in expected credit losses. Derivative financial instruments included in other receivables are measured at fair value.

Expected credit losses

Expected credit losses are, at initial recognition, determined using an ageing factor as well as a specific customer knowledge such as customers' ability to pay, considering historical information about payment patterns, credit risks, customer concentrations, customer creditworthiness as well as prevailing economic conditions. The estimates are updated subsequently, and if the debtor's ability to pay is becoming doubtful, expected credit losses are calculated on an individual basis. When there are no reasonable expectations of recovering the carrying amount, the receivable is written off in part or entirely.

NOTE 14 – OTHER RECEIVABLES

USDm	2022	2021	2020
Derivative financial instruments	55.3	8.3	4.5
Escrow accounts	14.9	27.4	14.9
Other	3.8	4.3	5.5
Balance as of 31 December	**74.0**	**40.0**	**24.9**

No significant other receivables are past due or credit impaired.

The carrying amount is a reasonable approximation of fair value due to the short-term nature of the receivables. Please refer to Note 25 for further information on fair value hierarchies.

NOTE 15 – PREPAYMENTS

USDm	2022	2021	2020
Prepaid insurance payments	-	0.8	0.7
Prepaid bareboat hire	3.0	0.4	0.3
Prepaid customer contract assets	3.0	2.0	-
Other prepayments	4.0	2.4	1.2
Balance as of 31 December	**10.0**	**5.6**	**2.2**

NOTE 16 – TAX

USDm	2022	2021	2020
Tax for the year			
Current tax for the year	0.5	0.6	0.4
Adjustments related to previous years	-0.1	-0.1	0.1
Adjustment of deferred tax	-7.3	-0.1	-
Income tax charge for the year	-6.9	0.4	0.5
Tonnage tax charge for the year	1.0	0.9	0.9
Total	**-5.9**	**1.3**	**1.4**

Adjustment of deferred tax of USD 7.3m for the year ended 31 December 2022 primarily consists of the recognition of deferred tax assets for unused tax credits for charges subject to the corporate interest restriction and for carried forward losses, which now qualify for recognition as a result of the deferred tax liability related to the unrealized gain on interest swaps.

The majority of the Group's taxable income is located in Denmark, and therefore the majority of the tax base is subject to Danish tax legislation. As such, the Group has elected to participate in the Danish tonnage tax scheme; the participation is binding until 31 December 2024. The Group expects to participate in the tonnage tax scheme after the binding period and, as a minimum, to maintain an investment and activity level equivalent to that at the time of entering the tonnage tax scheme.

Under the Danish tonnage tax scheme, income and expenses from shipping activities are not subject to direct taxation, and accordingly, an effective rate reconciliation has not been provided, as it would not provide any meaningful information. Instead, the taxable income is calculated from:
- The net tonnage of the vessels used to generate the income from shipping activities
- A rate applicable to the specific net tonnage of the vessels based on a sliding scale

Corporate income tax is primarily levied on the Group's non-vessel-related activities. The effective tax rate of the Group is -1% (2021: 3.3%, 2020 1.6%). Net deferred tax liability in relation to entities outside the tonnage tax regime amounts to USD 5.5m.

USDm	2022	2021	2020
Deferred tax recognised in the balance sheet			
Deferred tax asset	0.6	0.7	0.3
Deferred tax liabilities	-6.1	-	-
Deferred tax, net as of 31 December	**-5.5**	**0.6**	**0.3**
Balance as of 01 January	0.6	0.3	-
Deferred tax for the year	7.3	0.1	-
Deferred tax relating to changes in equity	-13.2	-	-
Additions from business combinations	-0.3	-	-
Other changes	0.1	0.3	0.3
Balance as of 31 December	**-5.5**	**0.7**	**0.3**

NOTE 16 – continued

The deferred tax asset is derived from prior-year losses and can only be utilized on taxable income arising from the same trade as when the tax losses were incurred. The tax value of tax loss carry forwards is included in deferred tax assets to the extent that these are expected to be utilized in future taxable income.

As per December 2022, there are unused tax credits of USD 2.2m (2021: USD 13.5m) relating to prior year losses, as the utilization of these losses may not be used to offset taxable profit due to a high degree of uncertainty of future taxable profits.

The deferred tax liability is derived from temporary differences between the accounting and tax values of derivative financial instruments of USD 13.2m and intangible assets of USD 0.3m.

USDm	2022	2021	2020
Non-current tax liability related to held-over gains			
Balance as of 31 December	**45.2**	**45.2**	**44.9**

The non-current tax liability related to held-over gains is the undiscounted income tax payable calculated on the realized gain on sale of vessels which came from corporate income taxation into the Danish tonnage tax scheme upon initial application in 2001 (the held-over gain reflected in the transition account under the Danish tonnage tax scheme). This tax liability will become payable, in part or in full, if the Danish owned fleet of vessels is significantly or fully disposed of, or if operated to end of useful life and sold for scrap.

If TORM discontinues its participation in the Danish tonnage tax scheme, a deferred tax liability would arise in relation to the vessels held by the Group and taken out of the tonnage tax scheme. Management considers this to be a remote scenario.

The Group operates in a wide variety of jurisdictions, in some of which the tax law is subject to varying interpretations and potentially inconsistent enforcement. As a result, there can be practical uncertainties in applying tax legislation to the Group's activities. Whilst the Group considers that it operates in accordance with applicable tax law, there are potential tax exposures in respect of its operations, the impact of which cannot be reliably estimated but could be material.

Accounting policies

Tax

Tax expenses comprise the expected income tax charge for the year in accordance with IAS 12 as well as tonnage tax related to the Group's vessels for the year. The income tax charge for the year includes adjustments relating to previous years and the change in deferred tax for the year. However, income tax relating to items in other comprehensive income is recognized directly in the statement of other comprehensive income.

NOTE 16 – continued

Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Deferred tax is calculated at the income tax rates which are expected to apply in the period when the liability is settled or the asset is realized, based on the laws which have been enacted or substantially enacted at the balance sheet date. The deferred tax is charged through the income statement except when it relates to other comprehensive income items. No deferred tax is recognized related to assets and liabilities, including vessels which are subject to tonnage tax.

Income tax balances

The expected income tax payable on the taxable profits for the year is classified as current tax in the balance sheet. Income taxes expected to fall due after more than one year are classified as non-current liabilities or assets in the balance sheet. Income tax is measured using tax rates enacted or substantially enacted at the balance sheet date and includes any adjustment to tax payable in respect of previous years. Current and non-current income tax balances are not discounted.

NOTE 17 – COMMON SHARES AND TREASURY SHARES

Common shares		2022	2021	2020
	Nominal value per share (USD)	**Number of shares**	**Number of shares**	**Number of shares**
A-shares	0.01	82,311,299	81,233,269	74,855,929
B-shares	0.01	1	1	1
C-shares	0.01	1	1	1
Total		**82,311,301**	**81,233,271**	**74,855,931**

During the year, the share capital was increased by 1,078,030 A-shares with a nominal value of USD 10,780.30 in connection with exercises of Restricted Share Units leading to a total cash contribution of USD 8.0m.

During 2021, the share capital was increased by 6,377,340 A-shares with a nominal value of USD 63,773.40. The total amount including share premium amounted to USD 57.9m. USD 55.0m was a non-cash increase in conjunction with the acquisition of the eight Team Tanker vessels, and USD 2.9m was contributed in cash in connection with exercises of Restricted Share Units.

During 2020, the share capital was increased by 107,681 A-shares with a nominal value of USD 1,076.81 in connection with exercises of Restricted Share Units leading to a total cash contribution of USD 0.8m.

NOTE 17 - continued

The A-shares are listed on Nasdaq in Copenhagen and Nasdaq in New York and are publicly available for trading. Each A-share carries one vote at the General Meetings and gives the shareholders the right to dividends, liquidation proceeds, or other distributions. The A-shares carry no other rights or obligations. The B-share has one vote at the General Meetings, has no pre-emption rights in relation to any issue of new shares of other classes, and carries no right to receive dividends, liquidation proceeds, or other distributions from TORM.

The holder of the B-share has the right to elect one member to the Board of Directors (being the Deputy Chairman), up to three alternates as well as one Board Observer. The B-share cannot be transferred or pledged, except for a transfer to a replacement trustee.

The C-share represents 350,000,000 votes at the General Meetings in respect of certain Specified Matters, including election of members to the Board of Directors (including the Chairman, but excluding the Deputy Chairman) and certain amendments to the Articles of Association proposed by the Board of Directors. The C-share has no pre-emption rights in relation to any issue of new shares of other classes and carries no right to receive dividends, liquidation proceeds, or other distributions from TORM. The C-share cannot be transferred or pledged, except to an affiliate of Njord Luxco.

The B-share and the C-share are redeemable by TORM in the event that (i) TORM has received written notification from Njord Luxco (or its affiliates) that Njord Luxco and its affiliates (as defined in the Articles of Association) hold less than 1/3 in aggregate of TORM's issued and outstanding shares, (ii) five business days have elapsed from the Board of Directors' receipt of such written notice either without any Board member disputing such notice or with at least 2/3 of the Board members confirming such notice, and (iii) both of the B-share and the C-share are redeemed at the same time.

Treasury shares	2022	2021	2020
Number of shares ('000)			
Balance as of 01 January	493.4	493.4	312.9
Additions	-	-	180.5
Balance as of 31 December	**493.4**	**493.4**	**493.4**

	2022	2021	2020
Nominal value USD '000			
Balance as of 01 January	4.9	4.9	3.1
Additions	-	-	1.8
Balance as of 31 December	**4.9**	**4.9**	**4.9**

NOTE 17 – continued

Treasury shares - continued	2022	2021	2020
Percentage of share capital			
Balance as of 01 January	0.6%	0.7%	0.4%
Additions	-	-	0.2%
Dilution due to capital increases	-	-0.1%	0.1%
Balance as of 31 December	**0.6%**	**0.6%**	**0.7%**

The total consideration during the year for the treasury shares was USD 0.0m (2021: USD 0.0m, 2020: USD 1.3m). As of 31 December 2022, the Company's holding of treasury shares represented 493,371 shares (2021: 493,371 shares, 2020: 493,371 shares) of USD 0.01 each at a total nominal value of USD 0.0m (2021: USD 0.0m, 2020: USD 0.0m) and a market value of USD 14.0m (2021: USD 3.9m, 2020: USD 3.7m).

Restricted Share Units

Key management participates in an LTIP program, which gives the right to buy TORM shares at a predefined share price. Please refer to Note 3.

NOTE 18 – OTHER LIABILITIES

USDm	2022	2021	2020
Accrued operating expenses	12.0	11.8	14.3
Accrued interest	3.6	2.3	3.1
Wages and social expenses	15.0	15.1	16.8
Derivative financial instruments	1.9	11.3	24.7
Other	1.6	3.2	0.9
Balance as of 31 December	**34.1**	**43.7**	**59.8**
Hereof non-current	3.0	-	-
Hereof current	31.1	43.7	59.8

The carrying amount is a reasonable approximation of fair value due to the short-term nature of the payable. Please refer to Note 25 for further information on fair value hierarchies.

Accounting policies

Other liabilities are generally measured at amortized cost. Derivative financial instruments included in other liabilities are measured at fair value.

NOTE 19 - EFFECTIVE INTEREST RATE, OUTSTANDING BORROWINGS

As of 31 December 2022, TORM had an undrawn USD 45m Working Capital Facility and an undrawn USD 47m Revolving Credit Facility as part of the Term Facility.

Please refer to Note 2 for further information on the Company's liquidity and capital resources as well as to Note 2 Subsequent events for commitment obtained for refinancing existing facilities and Notes 23 and 24 for further information on interest rate swaps and financial risks.

USDm	Fixed/ floating	2022			2021			2020		
		Maturity	Effective interest[1]	Carrying value[2]	Maturity	Effective interest[1]	Carrying value[2]	Maturity	Effective interest[1]	Carrying value[2]
Borrowings										
CEXIM (USD)	Floating	2030	7.0%	41.1	2030	4.0%	44.9	2030	3.2%	96.4
Term Facility	Floating	2026	7.6%	143.8	2026	3.8%	279.4	2026	3.0%	299.1
DSF Facility	Floating	2027	6.7%	201.8	2027	3.6%	221.9	2027	2.9%	150.3
HCOB Facility	Floating	2025	9.9%	42.4	2025	5.1%	85.3	2025	4.3%	81.2
HCOB Facility 2	Floating	2026	8.3%	21.1	2026	4.5%	25.4	2025	3.9%	33.3
KFW Facility	Floating	2032	7.1%	37.9	2032	4.1%	40.9	2032	3.3%	44.0
BoComm 1 (USD)[3]	Floating	2025	8.7%	49.4	2025	4.9%	59.2	2025	4.1%	57.8
BoComm 2 (USD)[3]	Floating	2031	7.4%	71.3	2031	4.9%	37.8	-	-	-
BoComm 3 (USD)[3]	Floating	2029	7.8%	90.9	2029	4.9%	99.5	-	-	-
CDBL[3]	Fixed	2029	5.8%	160.8	2029	5.8%	150.8	-	-	-
Springliner (USD)[3]	Fixed	2026	4.8%	30.7	2026	4.8%	33.4	2026	4.8%	36.0
Eifuku (USD)[3]	Floating	2026	7.9%	20.9	2026	4.3%	22.4	2026	3.9%	24.1
Showa (USD)[3]	Floating	2024	8.6%	18.7	2024	4.1%	20.9	2024	3.3%	23.0
CMBFL[3]	Fixed	2033	4.9%	37.3	-	-	-	-	-	-
Other credit facilities	Fixed	2026	3.1%	4.9	-	-	-	-	-	-
Sale and leaseback transaction prepayment	N/A	-	-	-	2022	-	21.0	-	-	-
Weighted average effective interest rate[4]			**7.1%**			**4.4%**			**3.4%**	
Total borrowings				973.0			1,142.8			845.2
Borrowing costs included (amortised costs)				-11.1			-13.0			-10.9
Right-of-use lease liabilities				5.0			5.7			8.1
Total				**966.9**			**1,135.5**			**842.4**
Hereof non-current				849.8			926.5			739.5
Hereof current				117.1			209.0			102.9

[1] Effective interest rate includes deferred and amortized bank fees.

[2] Because of the floating interest rate, the carrying value of the Group's borrowings is approximately equal to the fair value except for fixed rate borrowings, where the fair value amounts to USD 223.5m (compared to a total carrying value as of 31 December 2022 of USD 233.7m).

[3] Lease debt recognized under sale and leaseback arrangement with repurchase options (accounted for as finance transactions).

[4] Please refer to note 23 for average interest rate including hedges

NOTE 19 - continued

The following table summarizes the reconciliation of liabilities arising from financing activities:

| USDm | Opening balance as of 01 January 2022 | Cash movements | | Non-cash movements | | End balance as of 31 December 2022 |
		Borrowings	Repay-ments	Business combin-ations	Other changes	
Borrowings	1,135.4	96.3	-275.2	7.9	2.5	**966.9**
Total	**1,135.4**	**96.3**	**-275.2**	**7.9**	**2.5**	**966.9**

| USDm | Opening balance as of 01 January 2021 | Cash movements | | Non-cash movements | | End balance as of 31 December 2021 |
		Borrowings	Repay-ments	Business combin-ations	Other changes	
Borrowings	842.4	548.8	-253.4		-2.4	**1,135.4**
Total	**842.4**	**548.8**	**-253.4**	**-**	**-2.4**	**1,135.4**

| USDm | Opening balance as of 01 January 2020 | Cash movements | | Non-cash movements | | End balance as of 31 December 2020 |
		Borrowings	Repay-ments	Business combin-ations	Other changes	
Borrowings	855.4	734.3	-746.5		0.8	**842.4**
Total	**855.4**	**734.3**	**-746.5**	**-**	**0.8**	**842.4**

NOTE 19 - continued

Accounting policies
Borrowings consist of mortgage debt, bank loans, and lease liabilities.

Borrowings are initially measured at fair value less transaction costs. Mortgage debt and bank loans are subsequently measured at amortized cost. This means that the difference between the net proceeds at the time of borrowing and the nominal amount of the loan is recognized in the income statement as a financial expense over the term of the loan applying the effective interest method.

When terms of existing financial liabilities are renegotiated, or other changes regarding the effective interest rate occur, TORM performs a test to evaluate whether the new terms are substantially different from the original terms. If the new terms are substantially different from the original terms, TORM accounts for the change as an extinguishment of the original financial liability and the recognition of a new financial liability.

NOTE 20 – COLLATERAL SECURITY FOR BORROWINGS

The total carrying amount for vessels which have been provided as security for borrowings amounts to USD 1,856m as of 31 December 2022 (2021: USD 1,928m, 2020: USD 1,711m), including transferred ownership under sale and leaseback arrangements accounted for as financing transactions, where the vessels are not derecognized and where vessels are provided as security for lease debt.

Please refer to Note 1 for further information.

NOTE 21 – GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES

The guarantee commitments of the Group are less than USD 0.1m (2021: USD 0.1m, 2020: USD 0.1m) and relate to guarantee commitments to Danish Shipping.

The Group is involved in certain other legal proceedings and disputes. It is Management's opinion that the outcome of these proceedings and disputes will not have any material impact on the Group's financial position, results of operations, and cash flows.

NOTE 22 – CONTRACTUAL OBLIGATIONS AND RIGHTS

The following table summarizes the Group's contractual obligations as of 31 December 2022.

USDm	2023	2024	2025	2026	2027	Thereafter	Total
Borrowings [1]	119.8	130.0	127.2	185.9	161.7	253.4	**978.0**
Interest payments related to scheduled interest fixing	34.8	30.6	24.7	18.0	14.1	22.1	**144.3**
Estimated variable interest payments [2]	3.3	1.6	2.5	2.2	5.5	11.1	**26.2**
Newbuilding installments [3]	-	-	-	-	-	-	**-**
Committed scrubber installations	17.3	1.1	-	-	-	-	**18.4**
Trade payables and other obligations	81.6	-	-	-	-	2.5	**84.1**
Total	**256.8**	**163.3**	**154.4**	**206.1**	**181.3**	**289.1**	**1,251.0**

The following table summarizes the Group's contractual obligations as of 31 December 2021.

USDm	2022	2023	2024	2025	2026	Thereafter	Total
Borrowings [1]	211.7	129.9	139.3	134.2	181.4	351.9	**1,148.4**
Interest payments related to scheduled interest fixing	43.4	38.6	33.0	25.4	17.8	35.3	**193.5**
Estimated variable interest payments [2]	-0.3	-0.8	-0.7	-0.1	0.2	2.8	**1.1**
Newbuilding installments [3]	39.9	-	-	-	-	-	**39.9**
Committed scrubber installations	8.1	0.5	-	-	-	-	**8.6**
Trade payables and other obligations	62.5	-	-	-	-	-	**62.5**
Total	**365.3**	**168.2**	**171.6**	**159.5**	**199.4**	**390.0**	**1,454.0**

The following table summarizes the Group's contractual obligations as of 31 December 2020.

USDm	2021	2022	2023	2024	2025	Thereafter	Total
Borrowings [1]	101.8	101.9	102.1	114.4	106.9	315.3	**842.4**
Interest payments related to scheduled interest fixing	32.3	25.3	21.1	17.6	12.4	12.4	**121.1**
Estimated variable interest payments [2]	0.2	0.4	0.6	0.9	1.4	6.1	**9.6**
Newbuilding installments [3]	62.5	38.1	-	-	-	-	**100.6**
Committed scrubber installations	4.9	-	-	-	-	-	**4.9**
Trade payables and other obligations	42.7	-	-	-	-	-	**42.7**
Total	**244.4**	**165.7**	**123.8**	**132.9**	**120.7**	**333.8**	**1,121.3**

[1] The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of USD 11.1m (2021: USD 13.0m. 2020: USD10.9m), which are amortized over the term of the loans. Borrowing costs capitalized during the year amount to USD 0.7m (2021: USD 5.8m, 2020: USD 7.5m).
[2] Variable interest payments are estimated based on the forward rates for each interest period including hedging instruments.
[3] As of 31 December 2022, TORM had zero contracted newbuildings (2021: one, 2020: two). Commitments regarding newbuilding installments are in excess of the prepayments included in note 8.

NOTE 22 - continued

TORM has contractual rights to receive future payments as lessor of vessels on time charter and bareboat charter to customers.

The following table summarizes the Group's contractual rights as of 31 December 2022.

USDm	2023	2024	2025	2026	2027	Thereafter	Total
Contractual rights - as lessor:							
Charter hire income for vessels [4]	2.1	-	-	-	-	-	**2.1**
Total	**2.1**	**-**	**-**	**-**	**-**	**-**	**2.1**

The following table summarizes the Group's contractual rights as of 31 December 2021.

USDm	2022	2023	2024	2025	2026	Thereafter	Total
Contractual rights - as lessor:							
Charter hire income for vessels [4]	21.6	-	-	-	-	-	**21.6**
Total	**21.6**	**-**	**-**	**-**	**-**	**-**	**21.6**

The following table summarizes the Group's contractual rights as of 31 December 2020.

USDm	2021	2022	2023	2024	2025	Thereafter	Total
Contractual rights - as lessor:							
Charter hire income for vessels [4]	39.1	2.3	-	-	-	-	**41.4**
Total	**39.1**	**2.3**	**-**	**-**	**-**	**-**	**41.4**

[4] Charter hire income for vessels on time charter is recognized under "Revenue". During the years, revenue from time charter amounted to USD 64.7m (2021: 90.7m, 2020: USD 86.2m).
The average period until redelivery of the vessels for the period ended 31 December 2022 was 0.4 years (2021: 0.3 years, 2020: 0.4 years).

NOTE 23 – DERIVATIVE FINANCIAL INSTRUMENTS

Please refer to Note 25 for further information on fair value hierarchies.

USDm	2022	2021	2020
Fair value of derivatives:			
Derivative financial instruments regarding freight and bunkers:			
Forward freight agreements — fair value through profit and loss	-	0.4	-3.2
Bunker swaps — fair value through profit and loss	-	0.2	3.7
Bunker swaps — hedge accounting	-	0.1	0.8
Derivative financial instruments regarding interest and currency exchange rate:			
Forward exchange contracts — hedge accounting	0.4	-1.6	2.0
Interest rate swaps — hedge accounting	53.7	-2.2	-23.5
Fair value of derivatives as of 31 December	**54.1**	**-3.1**	**-20.2**

Derivative financial instruments are presented as below on the balance sheet:

USDm	Financial assets	Financial liabilities
2022		
Offsetting financial assets and financial liabilities:		
Gross amount	54.5	-0.4
Offsetting amount	-	-
Net amount presented in the statement of financial position	**54.5**	**-0.4**

USDm	Financial assets	Financial liabilities
2021		
Offsetting financial assets and financial liabilities:		
Gross amount	7.7	-10.8
Offsetting amount	-	-
Net amount presented in the statement of financial position	**7.7**	**-10.8**

NOTE 23 – continued

USDm	Financial assets	Financial liabilities
2020		
Offsetting financial assets and financial liabilities:		
Gross amount	9.9	-30.1
Offsetting amount	-5.4	5.4
Net amount presented in the statement of financial position	**4.5**	**-24.7**

Derivative financial instruments assets are offset against derivative financial instruments liabilities where the counterparty is identical.

Hedging of risks with derivative financial instruments is made with a ratio of 1:1. Sources of ineffectiveness are mainly derived from differences in timing and credit risk adjustments. Any ineffective portions of the cash flow hedges are recognized in the income statement as financial items. Value adjustments of the effective part of cash flow hedges are recognized directly in comprehensive income. Gains and losses on cash flow hedges are transferred upon realization from the equity hedging reserve into the income statement.

At year-end 2022, 2021, and 2020, TORM held the following derivative financial instruments designated as hedge accounting:

2022	Notional value	Unit	2023	2024	After 2024
Forward exchange contracts (USD/DKK) [1]	280.3	DKKm	280.3	-	-
Interest rate swaps [2]	687.2	USDm	136.9	51.6	498.7

[1] The average hedge of USD/DKK currency was 6.9.
[2] The average interest rate was 1.37 p.a. plus margin.

NOTE 23 – continued

Hedge accounting

2021	Notional value	Unit	Expected maturity		
			2022	2023	After 2023
Forward exchange contracts (USD/DKK) [1]	274.0	DKKm	274.0	-	-
Interest rate swaps [2]	768.7	USDm	130.9	136.9	500.9
Bunker swaps [3]	9,920.0	MT	9,920.0	-	-

[1] The average hedge of USD/DKK currency was 6.3.
[2] The average interest rate was 1.38 p.a. plus margin.
[2] The average price of the hedging instruments was USD 642.4.

Hedge accounting

2020	Notional value	Unit	Expected maturity		
			2021	2022	After 2022
Forward exchange contracts (USD/DKK) [1]	231.5	DKKm	231.5	-	-
Interest rate swaps [2]	757.5	USDm	318.0	84.0	355.5
Bunker swaps [3]	19,783.0	MT	19,783.0	-	-

[1] The average hedge of USD/DKK currency was 6.4.
[2] The average interest rate was 2.11 p.a. plus margin.
[2] The average price of the hedging instruments was USD 326.9.

Interest rate swaps with a fair value of USD 53.7m (net gain) applying the USD LIBOR settings are designated as hedge accounting relationships to fix a part of TORM's interest payments during the period 2023-2028 with a notional value of USD 687.2m (2021: USD 768.7m, 2020: USD 757.5m).

The derivatives are not under central clearing but are settled on a bilateral basis with the counterparties. All contracts are settled in a net amount per counterparty, and therefore the net value per counterparty is presented in the financial statement.

Cash collateral of USD 1.4m (2021: USD 3.7m, 2020: USD 43.8m) has been provided as security for the agreements relating to derivative financial instruments, which does not meet the offsetting criteria in IAS 32, but which can be offset against the net amount of the derivative asset and derivative liability in case of default, and insolvency, or bankruptcy in accordance with associated collateral arrangements.

NOTE 23 – continued

TORM did not enter into any enforceable netting arrangements.

Further details on derivative financial instruments are provided in Notes 24 and 25.

Forward freight agreements (FFAs) of USD 33.3m (net loss) have been recognized in the income statement in 2022 (2021: USD 0.4m, 2020: USD 1.9m). FFAs are used to mitigate fluctuations in the freight rates of vessels with a duration of 0–24 months. The FFAs are not designated for hedge accounting.

Bunker swap agreements of USD 13.8m (net gain) have been recognized in the income statement in 2022 (2021: USD 12.0m, 2020: USD 2.9m). Bunker swaps with a duration similar to the period hedged are used to reduce the exposure to fluctuations in bunker prices for fixed voyages. Bunker swap agreements are designated as hedge accounting when appropriate.

Forward exchange contracts with a fair value of USD 0.4m (net gain) are designated as hedge accounting relationships to hedge a part of TORM's payments in 2023 regarding administrative and operating expenses denominated in DKK with a notional value of DKK 280.3m (2021: DKK 274.0m, 2020: DKK 231.5m).

NOTE 23 - continued

The table below shows realized amounts as well as fair value adjustments regarding derivative financial instruments recognized in the income statements and equity in 2022, 2021 and 2020.

USDm	Revenue	Port expenses, bunkers, and commis-sions	Financial items	Operating expenses	Adminis-trative expenses	Transfer to income statement	Fair value adjustment	Hedging reserves as of 31 December
			Income statement			**Other comprehensive income**		**Equity**
2022								
Forward freight agreements	-	-33.3	-	-	-	-	-	-
Bunker swaps	-	13.8	-	-	-	-3.3	3.3	-
Forward exchange contracts	-	-	-	-2.4	-2.3	4.6	-2.7	0.4
Interest rate swaps	-	-	3.2	-	-	0.4	54.3	52.6
Total	**-**	**-19.5**	**3.2**	**-2.4**	**-2.3**	**1.7**	**54.9**	**53.0**
2021								
Forward freight agreements	-	0.4	-	-	-	-	-	-
Bunker swaps	-	12.0	-	-	-	-2.8	2.1	0.1
Forward exchange contracts	-	-	-	0.1	0.1	-0.2	-3.4	-1.6
Interest rate swaps	-	-	-10.8	-	-	11.7	9.8	-2.1
Total	**-**	**12.4**	**-10.8**	**0.1**	**0.1**	**8.7**	**8.5**	**-3.6**
2020								
Forward freight agreements	1.9	-	-	-	-	-	-	-
Bunker swaps	-	2.9	-	-	-	1.2	-0.1	0.8
Forward exchange contracts	-	-	-	-0.1	0.1	-	2.4	2.0
Interest rate swaps	-	-	-5.7	-	-	5.7	-18.1	-23.5
Total	**1.9**	**2.9**	**-5.7**	**-0.1**	**0.1**	**6.9**	**-15.8**	**-20.7**

The hedging reserves as of 31 December relates to derivatives used for cash flow hedge for open hedge instruments, only. Certain interest rate swaps include portions of ineffectiveness.
The ineffectiveness is recognized in "Financial expenses" in the income statement. Please refer to note 23 for a full overview of the fair value of hedge instruments.

Please refer to note 21 for further information on commercial and financial risks.

NOTE 23 - continued

Accounting policies
Derivative financial instruments and hedge accounting
Derivative financial instruments, primarily forward currency exchange contracts, forward freight agreements, interest rate hedges, and forward contracts regarding bunker purchases are entered into to eliminate risks relating to future fluctuations in prices and interest rates, etc. on future committed or anticipated transactions. TORM applies hedge accounting under the specific rules on cash flow hedges, when appropriate, as described below for each type of derivative.

Changes in the fair value of derivative financial instruments designated as cash flow hedges and deemed to be effective are recognized directly in "Other comprehensive income". When the hedged transaction is recognized in the income statement, the cumulative value adjustment recognized in "Other comprehensive income" is transferred to the income statement and included in the same line as the hedged transaction. However, when the hedged transaction results in the recognition of a fixed asset, the gains and losses previously accumulated in "Other comprehensive income" are transferred from "Other comprehensive income" and included in the initial measurement of the cost of the fixed asset. Changes in the fair value of a portion of a hedge deemed to be ineffective are recognized in the income statement.

Changes in the fair value of derivative financial instruments not designated as hedges are recognized in the income statement. While effectively reducing cash flow risk in accordance with the Company's risk management policy, certain forward freight agreements and forward contracts regarding bunker purchases do not qualify for hedge accounting. Changes in fair value of these derivate financial instruments are therefore recognized in the income statement under "Financial income" or "Financial expenses" for interest rate swaps with cap features and under "Port expenses, bunkers and commissions" for forward freight agreements and forward bunker contracts.

NOTE 24 – RISKS ASSOCIATED WITH TORM'S ACTIVITIES

TORM's overall risk tolerance and inherited exposure to risks is divided into five main categories:

- Emerging risks
- Industry and market risks
- Operational risks
- Compliance and IT risks
- Financial risks

The risks described below under each of the five categories are considered to be among the most significant and quantifiable risks for TORM.

Emerging risks
Industry-changing risks, such as the substitution of oil for other energy sources and radical changes in transportation patterns, are considered to have a relatively high potential impact but are long-term risks. Management continues to monitor long-term strategic risks to ensure the earliest possible mitigation of potential risks and develop the necessary capabilities to exploit opportunities created by the same risks.

Please refer to the Risk Management section under Climate-related risk analysis and TCFD on pages 75-77 for a detailed description of emerging risks.

Industry and market risks
Industry and market-related risk factors relate to changes in the markets and in the political, economic, and physical environment which Management cannot control, such as freight rates and vessel and bunker prices.

Freight rate fluctuations
TORM's income is primarily generated from voyages carried out using the Company's fleet of vessels. As such, TORM is exposed to the considerable volatility which characterizes freight rates for such voyages.

It is TORM's strategy to seek a certain exposure to this risk, as volatility also represents an opportunity because earnings have historically been higher in the day-to-day market compared to time charters. The fluctuations in freight rates for different routes may vary substantially. However, TORM aims to reduce the sensitivity to the volatility of such specific freight rates by actively seeking the optimal geographical positioning of the fleet and by optimizing the services offered to customers. Please refer to Note 10 for details on impairment testing.

Tanker freight income is to a certain extent covered against general fluctuations through the use of physical contracts such as cargo contracts and time charter agreements with durations of 6-36 months. In addition, TORM uses derivative financial instruments such as forward freight agreements (FFAs) with coverage of typically 0-24 months ahead, based on market expectations and in accordance with TORM's risk management policies.

NOTE 24 - continued

During 2022, 12.8% (2021: 31.5%, 2020: 14.4%) of the 28,756 earning days deriving from operating the Company's product tankers were hedged in this way. Physical time charter contracts accounted for 46.1% (2021: 35.7%, 2020: 41.9%) of overall hedging. In 2022, the Company sold FFAs with a notional contract value of USD 58.3m (2021: USD 44.2m, 2020: USD 165.0m) and bought FFAs with a notional contract value of USD 92.3m (2021: USD 110.3m, 2020: USD 52.7m). The total notional contract volume sold in 2022 was 2,310,000 metric tons (2021: 2,410,000 metric tons; 2020: 8,799,000 metric tons), and the total notional volume bought was 2,592,000 metric tons (2021: 5,962,000 metric tons, 2020: 2,714,000 metric tons). At the end of 2022, the coverage of available earning days for 2023 was 3.7% through time charters, current spot voyages and cargo contracts (2021: 9.9%, 2020: 28.1%).

FFA trade and other freight-related derivatives are subject to specific policies and guidelines approved by the Risk Committee, including trading limits, stop-loss policies, segregation of duties, and other internal control procedures.

All things being equal and to the extent the Company's vessels have not already been chartered out at fixed rates, a freight rate change of USD/day 1,000 would lead to the following changes in profit before tax based on the expected number of earning days for the coming financial year:

Sensitivity to changes in freight rates

USDm	2023	2022	2021
Decrease in freight rates of USD/day 1,000:			
Changes in profit/loss before tax for the following year	-26.5	-27.2	-18.8
Changes in equity for the following year	-26.5	-27.2	-18.8

Sales and purchase price fluctuations
As an owner of vessels, TORM is exposed to risks associated with changes in the value of the vessels, which can vary considerably during their useful lives. As of 31 December 2022, the carrying value of the fleet was USD 1,856m (2021: USD 1,937.8m, 2020: USD 1,722.5m). Based on broker valuations, TORM's fleet had a market value of USD 2,650.3m as of 31 December 2022 (2021: USD 1,869.5m, 2020: USD 1,475.8m).

NOTE 24 - continued

Bunker price fluctuations
The cost of fuel oil consumed by the vessels, known in the industry as bunkers, accounted for 61.3% (2021: 56.4%, 2020: 62.3%) of the total voyage costs in 2022 and is by far the biggest single cost related to a voyage.

TORM is exposed to fluctuations in bunker prices which are not reflected in the freight rates achieved by TORM. To reduce this exposure, TORM hedges the bunker exposure with oil product instruments to the extent bunker element in the freight rates achieved is considered fixed.

Bunker trade is subject to specific risk policies and guidelines approved by the Risk Committee including trading limits, stop-loss, stop-gain and stop-at-zero policies, segregation of duties and other internal control procedures.

TORM only hedges bunker exposure whenever the freight is fixed beyond one month. In 2022, 15.2% (2021: 42.1%, 2020: 14.6%) of TORM's total bunker purchase was hedged through bunker hedging contracts. At the end of 2022, TORM had covered 0% (2021: 4.1%, 2020: 15.6%) of its bunker requirements for 2023. The total bunker exposure is estimated to be approximately 398,021 metric tons.

All things being equal, a price change of 10% per ton of bunker oil (without subsequent changes in freight rates) would lead to the following changes in expenditure based on the expected bunker consumption in the spot market:

Sensitivity to changes in the bunker price

USDm	2023	2022	2021
Increase in the bunker prices of 10% per ton:			
Changes in profit/loss before tax for the following year	-22.1	-22.6	-22.0
Changes in equity for the following year	-22.1	-22.6	-22.0

Operational risks
Operational risks are risks associated with the ongoing operations of the business and include risks such as the safe operation of vessels, the availability of experienced seafarers and staff, terrorism, piracy as well as insurance and counterparty risk.

Insurance coverage

During the fleet's operation, various casualties, accidents, and other incidents may occur which may result in financial losses for TORM. For example national and international rules, regulations, and conventions could mean that TORM may incur substantial liabilities if a vessel is involved in an oil spill or emission of other environmentally hazardous agents.

To reduce the exposure to these risks, the fleet is insured against such risks to the extent possible. The total insurance program comprises a broad cover of risks in relation to the operation of vessels and transportation of cargo, including personal injury, environmental damage and pollution, cargo damage, third-party casualty and liability, hull and machinery damage, total loss, and war. All TORM's owned vessels are insured for an amount corresponding to their market value plus a margin to cover any fluctuations. Liability risks are covered in line with international standards. It is TORM's policy to cooperate with financially sound international insurance companies with a credit rating of BBB or better, presently some 14-16 companies along with two P&I clubs, to diversify risk. The P&I clubs are members of the internationally recognized collaboration, International Group of P&I clubs, and TORM's vessels are each insured for the maximum amount available in the P&I system. At the end of 2022, the aggregate insured value of hull and machinery and interest for TORM's owned vessels amounted to USD 2.8bn (2021: USD 2.1bn, 2020: USD 1.9bn).

Counterparty risk

Counterparty risk is an ever-present challenge demanding close monitoring to manage and decide on actions to minimize possible losses. The maximum counterparty risk associated is equal to the values recognized in the balance sheet. A consequential effect of the counterparty risk is loss of income in future periods, e.g. counterparties not being able to fulfill their responsibilities under a time charter, a contract of affreightment, or an option. The main risk is the difference between the fixed rates under a time charter or a contract of affreightment and the market rates prevailing upon default. This characterizes the method for identifying the market value of a derivative instrument.

TORM has a close focus on its risk policies and procedures to ensure that risks managed in the day-to-day business are kept at agreed levels, and that changes in the risk situation are brought to Management's attention.

TORM's counterparty risks are primarily associated with:

- Receivables, cash and cash equivalents, including restricted cash
- Contracts of affreightment with a positive fair value
- Derivative financial instruments and commodity instruments with a positive fair value

NOTE 24 - continued

Receivables, cash, and cash equivalents, including restricted cash

The majority of TORM's customers are companies operating in the oil industry. It has been assessed that these companies are, to a great extent, subject to the same risk factors as those identified for TORM.

A major part of TORM's freight revenues stem from a small group of customers. In 2022, one customer accounted for 12% of TORM's freight revenues (2021: one accounted for 15%, 2020: one accounted for more than 10%). The concentration of earnings on a few customers requires extra attention to credit risk. TORM has a credit policy under which continued credit evaluations of new and existing customers take place. For long-standing customers, payment of freight normally takes place after a vessel's cargo has been discharged. For new and smaller customers, TORM's credit risk is limited as freight is usually paid prior to the cargo's discharge, or, alternatively, a suitable bank guarantee is placed in lieu thereof.

Because of the payment patterns mentioned above, TORM's receivables primarily consist of receivables from voyages in progress at year-end and outstanding demurrage. For the past five years, TORM has not experienced any significant losses in respect of charter payments or any other freight agreements. With regard to the collection of original demurrage claims, TORM's average stands at 98.6% (2021: 97.0%, 2020: 96.9%), which is considered to be satisfactory given the differences in interpretation of events. In 2022, demurrage represented 14% (2021: 18.0%, 2020: 17.3%) of the total freight revenues. Please refer to Note 1 for more details on recognition of demurrage claims into revenue.

Excess liquidity is placed on deposit accounts with major banks with strong and acceptable credit ratings or invested in secure papers such as American or Danish government bonds. Cash is invested with the aim of getting the highest possible yield, while maintaining a low counterparty risk, and having adequate liquidity reserves for possible investment opportunities or to withstand a sudden drop in freight rates.

Derivative financial instruments and commodity instruments

In 2022, 100% (2021: 100.0%, 2020: 100.0%) of TORM's forward freight agreements (FFAs) were cleared through clearing houses, effectively reducing counterparty credit risk by daily clearing of balances. Over-the-counter fuel swaps have restrictively been entered into with major oil companies, banks, or highly reputed partners with a satisfactory credit rating. TORM also trades FX and interest derivatives. All such derivatives were entered into with investment grade counterparties.

Financial risks

Financial risks relate to TORM's financial position, financing, and cash flows generated by the business, including foreign exchange risk and interest rate risk. TORM's liquidity and capital resources are described in Note 2.

NOTE 24 - continued

Foreign exchange risk
TORM uses USD as its functional currency because most of the Company's transactions are denominated in USD. The foreign exchange risk is thereby limited to cash flows not denominated in USD. The primary risk relates to transactions denominated in DKK, EUR, and SGD and relates to administrative and operating expenses.

The part of TORM's expenses denominated in currencies other than USD accounts for approximately 81.4% (2021: 86.0%, 2020: 80.9%) for administrative expenses and approximately 19.8% (2021: 21.3%, 2020: 23.8%) for operating expenses. TORM's expected administrative and operating expenses in DKK and EUR for 2023 are approximately DKK 406.7m, whereof 68.9% (2021: 70.3%, 2020: 66.1%) are hedged through FX forward contracts. All FX forward contracts have maturity within 2023, and TORM's average hedge USD/DKK currency rate is 6.93. FX exposure is hedged in its entirety for all risks.

TORM assumes identical currency risks arising from exposures in DKK and EUR.

Sensitivity to changes in the USD/DKK and USD/EUR exchange rate
All things being equal, a change in the USD/DKK and the USD/EUR exchange rates of 10% would result in a change in profit/loss before tax and equity as follows:

USDm	2023	2022	2021
Effect of a 10% increase of DKK and EUR:			
Changes in profit/loss before tax for the following year	-1.8	-1.8	-2.2
Changes in equity for the following year	-1.8	-1.8	-2.2

NOTE 24 - continued

Interest rate risk
TORM's interest rate risk generally relates to interest-bearing borrowings. All TORM's loans for financing vessels are denominated in USD. Please refer to Note 19 for additional information on borrowings. At the end of 2022, TORM had fixed 94.6% (2021: 84.9%, 2020: 67.6%) of the debt then outstanding with interest rate swaps and fixed rate leasing debt corresponding to an amount of USD 916m. USD 687m of this amount is hedged at an interest rate of 1.37% plus margin with interest rate swaps with maturity in the period 2023-2028.

Most of TORM's debt and interest hedging is based on USD LIBOR which is set to expire by 30 June 2023. TORM is significantly exposed to the ICE US LIBOR reform as all financing and associated interest hedging contracts are denominated in USD. TORM has been in dialog with majority lenders and aligned expectations on how the amendment process should be implemented. To ensure a smooth transition, TORM has amended legacy financing and hedging contracts during 2022 and early 2023. TORM expects compounded SOFR in arrears to become the market standard. TORM expects no effect on the hedging relationship as lenders and hedging providers are largely the same banks. TORM is confident that all financing and hedging contracts are transitioned to SOFR before the final deadline on 30 June 2023.

As of 31 December 2022, 93.3% of the debt with a nominal value of USD 689.5m relates to the period after 30 June 2023. As of 31 December 2022, 90.8% of the interest hedging with a nominal value of USD 624m relates to the period after 30 June 2023.

Sensitivity to changes in interest rates
All things being equal, a change in the interest rate level of 1%-point would result in a change in the interest rate expenses as follows:

USDm	2023	2022	2021
Effect of a 1%-point increase in interest rates:			
Changes in profit/loss before tax for the following year	-0.7	-2.1	-3.7
Changes in equity for the following year	16.3	19.9	11.3

Liquidity risk
TORM's strategy is to ensure continuous access to funding sources by maintaining a robust capital structure and a close relationship with several financial partners. As of 31 December 2022, TORM's loan portfolio was spread across eleven different banks.

As of 31 December 2022, TORM maintains a liquidity reserve of USD 323.8m in cash and cash equivalents, including restricted cash, combined with USD 92.6m in undrawn and committed credit facilities. Cash is only placed in banks with an investment grade rating. For further information on contractual obligations, including a maturity analysis, please refer to Note 22.

NOTE 25 – FINANCIAL INSTRUMENTS

Categories of financial assets and liabilities (USDm):	Observable input (level 2)	Financial instruments measured at fair value	Financial instruments measured at amortized cost	Total carrying value
2022				
Financial assets				
Loan receivables[1]	-	-	4.6	**4.6**
Trade receivables[1]	-	-	259.5	**259.5**
Other receivables	55.3	55.3	18.7	**74.0**
Cash and cash equivalents, including restricted cash[1]	-	-	323.8	**323.8**
Total	**55.3**	**55.3**	**606.6**	**661.9**
Financial liabilities				
Borrowings[1][2]	-	-	966.9	**966.9**
Other non-current liabilities			3.0	**3.0**
Trade payables[1]	-	-	48.5	**48.5**
Other liabilities[1]	1.9	1.9	29.2	**31.1**
Total	**1.9**	**1.9**	**1,047.6**	**1,049.5**
2021				
Financial assets				
Loan receivables[1]	-	-	4.6	**4.6**
Trade receivables[1]	-	-	84.0	**84.0**
Other receivables	8.3	8.3	31.7	**40.0**
Cash and cash equivalents, including restricted cash[1]	-	-	171.7	**171.7**
Total	**8.3**	**8.3**	**292.0**	**300.3**
Financial liabilities				
Borrowings[1][2]	-	-	1,135.3	**1,135.3**
Trade payables[1]	-	-	35.3	**35.3**
Other liabilities[1]	11.2	11.2	32.5	**43.7**
Total	**11.2**	**11.2**	**1,203.1**	**1,214.3**

NOTE 25 - continued

Categories of financial assets and liabilities (USDm):	Observable input (level 2)	Financial instruments measured at fair value	Financial instruments measured at amortized cost	Total carrying value
2020				
Financial assets				
Loan receivables[1]	-	-	4.6	**4.6**
Trade receivables[1]	-	-	58.6	**58.6**
Other receivables	4.5	4.5	20.4	**24.9**
Cash and cash equivalents, including restricted cash[1]	-	-	135.6	**135.6**
Total	**4.5**	**4.5**	**219.2**	**223.7**
Financial liabilities				
Borrowings[1)2)]	-	-	842.4	**842.4**
Trade payables[1]	-	-	14.4	**14.4**
Other liabilities[1]	24.7	24.7	35.1	**59.8**
Total	**24.7**	**24.7**	**891.9**	**916.6**

[1] Due to the short maturity, the carrying value is considered to be an appropriate expression of the fair value.
[2] See note 20.
[3] Derivative financial instruments are presented in the balance sheet line "Other receivables" and "Other liabilities".

NOTE 25 - continued

Fair value hierarchy for financial instruments measured at fair value in the balance sheet

Below, please find the fair value hierarchy for financial instruments measured at fair value in the balance sheet. The financial instruments in question are grouped into levels 1 to 3 based on the degree to which the fair value is observable.

- Level 2 fair value measurements are those derived from input other than quoted prices included in level 1 which are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)

Methods and assumptions in determining fair value of financial instruments

Derivative part of other receivables and other liabilities

The fair value of derivatives in other receivables and other liabilities is measured using accepted valuation methods with input variables such as yield curves, forward curves, spreads, etc. and compared to financial counterparties to ensure acceptable valuations. The valuation methods discount the future fixed and estimated cash flows and valuation of any option elements.

NOTE 26 – RELATED PARTY TRANSACTIONS

TORM's ultimate controlling party is Oaktree Capital Group, LLC, a limited liability company incorporated in the USA. The immediate controlling shareholder is OCM Njord Holdings S.á.r.l. (Njord Luxco).

Shareholders' contribution and dividends paid are disclosed in the consolidated statement of changes in equity. Dividends to related parties are paid out based on the related parties' ownership of shares.

The remuneration of key management personnel, which consists of the Board of Directors and the Executive Director, is disclosed in note 5.

On 01 September 2022, TORM purchased 75% of the shares in Marine Exhaust Technology A/S, thereby obtaining a controlling interest in its joint venture entity Marine Exhaust Technology (Hong Kong) Ltd. Until 01 September 2022, TORM's transactions with its joint venture entity producing scrubbers for the TORM fleet covered CAPEX of USD 5.6m in total.

During 2021, TORM effected transactions with its joint venture producing scrubbers for the TORM fleet amounting to USD 1.4m in total (2020: 11.7m).

NOTE 27 – ASSETS HELD FOR SALE AND NON-CURRENT ASSETS SOLD DURING THE YEAR

During 2022, TORM sold seven vessels. All the vessels sold in 2022 and one vessel sold in 2021 were delivered to the new owners. The sales resulted in an impairment loss of USD 2.6m and a profit of USD 10.2m which are recognized in the income statement for 2022.

During 2021, TORM sold two vessels. One vessel was delivered to the new owners in May 2021, and one was held for sale as of 31 December 2021, and expected delivery is during the first half of 2022. The sales resulted in an impairment loss on tangible assets of USD 4.6m. The fair value of the asset held for sale of USD 13.2m is comprised of sales price less expected transaction costs (fair value hierarchy level 2).

During 2020, TORM sold eight vessels all of which were delivered to the new owners during 2020. The sales resulted in a profit from sale of vessels of USD 1.1m and impairment losses on tangible assets of USD 5.5m. No assets were held for sale as of 31 December 2020.

NOTE 28 – CASH FLOWS

USDm	2022	2021	2020
Reversal of other non-cash movements:			
Exchange rate adjustments	-0.3	-0.7	-0.2
Share-based payments	2.2	2.3	1.7
Fair value adjustments on derivative financial instruments	0.6	-0.2	-
Reversal of provisions adjustments	-6.3	-	-
Other adjustments	0.1	-	-0.4
Total	**-3.7**	**1.4**	**1.1**

USDm	2022	2021	2020
Change in inventories, receivables, and payables:			
Change in inventories	-21.8	-26.9	13.2
Change in receivables	-158.1	-37.5	14.9
Change in prepayments	-5.7	-3.5	1.3
Change in trade payables and other liabilities	4.7	19.4	-13.5
Total	**-180.9**	**-48.5**	**15.9**

NOTE 29 – ENTITIES IN THE GROUP

Entity	Country
TORM plc	United Kingdom

Investments in subsidiaries [6]:

Entity	Country	Ownership [5]
TORM A/S	Denmark	100%
DK Vessel HoldCo GP ApS [2]	Denmark	100%
DK Vessel HoldCo K/S [2]	Denmark	100%
OCM Singapore Njord Holdings Alice, Pte. Ltd [2]	Singapore	100%
OCM Singapore Njord Holdings Almena, Pte. Ltd [3]	Singapore	100%
OCM Singapore Njord Holdings Hardrada, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings St.Michaelis Pte. Ltd [3]	Singapore	100%
OCM Singapore Njord Holdings St. Gabriel Pte. Ltd [3]	Singapore	100%
OCM Singapore Njord Holdings Agnete, Pte. Ltd [3]	Singapore	100%
OCM Singapore Njord Holdings Alexandra, Pte. Ltd [2]	Singapore	100%
OMI Holding Ltd.[3]	Mauritius	100%
TORM Crewing Service Ltd.[3]	Bermuda	100%
TORM Shipping India Private Limited [4]	India	100%
TORM Singapore Pte. Ltd.	Singapore	100%
TORM USA LLC	USA	100%
VesselCo 1 K/S [1]	Denmark	100%
VesselCo 3 K/S [1]	Denmark	100%
VesselCo 5 K/S [1]	Denmark	100%
VesselCo 6 K/S [1]	Denmark	100%
VesselCo 6 Pte. Ltd. [2]	Singapore	100%
VesselCo 7 Pte. Ltd. [1]	Singapore	100%
VesselCo 8 Pte. Ltd.[3]	Singapore	100%
VesselCo 9 Pte. Ltd.	Singapore	100%
VesselCo 10 Pte. Ltd.	Singapore	100%
VesselCo 11 Pte. Ltd.[3]	Singapore	100%
VesselCo 12 Pte. Ltd.	Singapore	100%
TORM SHIPPING (PHILS.), INC.	Philippines	25%

NOTE 29 - continued

Investments in subsidiaries [6] - continued:

Entity	Country	Ownership [5]
VesselCo A ApS [1]	Denmark	100%
VesselCo C ApS [1]	Denmark	100%
VesselCo E ApS [1]	Denmark	100%
VesselCo F ApS [1]	Denmark	100%
Marine Exhaust Technology A/S	Denmark	75%
ME Production A/S	Denmark	75%
Marine Exhaust Technology (Hong Kong) Ltd	China	59%
Suzhou ME Production Technology Co, Ltd.	China	75%

[1] Entities dissolved in the financial year ended 31 December 2020.
[2] Entities dissolved in the financial year ended 31 December 2021.
[3] Entities dissolved in the financial year ended 31 December 2022.
[4] Entities with different reporting periods: TORM Shipping India has a Financial reporting period that runs from 1 April to 31 March as required by the Indian government's laws and legislations.
[5] For all subsidiaries, ownership and voting rights are the same except for TORM SHIPPING (PHILS.), INC where voting rights are 100%.
[6] All subsidiaries are consolidated in full.

Interest in legal entities included as joint ventures:

Entity (USDm)	Country	% Control	2022 Profit and loss from continuing operations	Other compre-hensive income	Total compre-hensive income
Long Range 2 A/S	Denmark	50%	-	-	-
LR2 Management K/S	Denmark	50%	-	-	-
Marine Exhaust Technology Ltd.[1]	Hong Kong	28%	-0.1	-	-0.1

[1] TORM obtained control over the entity on 01 September following the acquisition of Marine Exhaust Technology A/S. The amounts above represents the period until TORM obtains control.

NOTE 29 – continued

The table below shows the registered addresses for the companies mentioned above:

Denmark	India	Philippines
Tuborg Havnevej 18	2nd Floor	7th Floor
2900 Hellerup	Leela Business Park	Salcedo Towers, 169
Denmark	Andheri-Kurla Road	HV dela Costa Street
	Andheri (E)	Salcedo Village,
	Mumbai 400059	Makati City
	India	Philippines 1227

Singapore	United Kingdom	USA
6 Battery Road #27-02	Office 105	Suite 1625
Singapore 049909	20 St Dunstan's Hill	2500 City West
Singapore	London, EC3R 8HL	Boulevard
	United Kingdom	77042, Houston , Texas
		USA

Denmark	China	Hong Kong
Sandholm 7	208 Longward Road	Room 3, 10/F
9900 Frederikshavn	Zhapu Town Ping Hu	Yue Xiu Building
Denmark	Jiaxing City	160-174 Lockhart Road
	Zhejiang Provice	Wanchai
	China	Hong Kong

NOTE 30 - PROVISIONS

USDm	2022	2021	2020
Cargo claim provisions	6.5	18.3	18.3
Warranty provisions	0.3	-	-
Balance as of 31 December	**6.8**	**18.3**	**18.3**

In 2020, TORM was involved in cargo claims relating to a customer having granted indemnities for discharge of cargos, but not being able to honor those obligations. The cases involved irregular activities committed by the customer. Legal action was initiated by TORM in the UK and in India against the customer and related individuals. TORM has previously recognized provisions of USD 18.3m in relation to the claims.

During 2022, TORM settled one claim and reassessed its provisions for the remaining part of the case complex. TORM has reversed provisions amounting to USD 6.3m, and the total amount as of 31 December 2022 relating to the case complex is USD 6.5m. Legal proceedings are still ongoing, and therefore the provisions recognized are subject to uncertainty in relation to both timing and amount.

Warranty provisions relate to sold marine exhaust equipment.

Accounting policies
Provisions are recognized when the Group has a legal or constructive obligation as a result of past events, and when it is probable that this will lead to an outflow of resources which can be reliably estimated. Provisions are measured at the estimated liability expected to arise, considering the time value of money.

NOTE 31 – EARNINGS PER SHARE AND DIVIDEND PER SHARE

	2022	2021	2020
Earnings per share			
Net profit/(loss) for the year attributable to TORM plc shareholders (USDm)	**562.8**	**-42.1**	**88.1**
Million shares			
Weighted average number of shares	81.8	78.6	74.8
Weighted average number of treasury shares	-0.5	-0.5	-0.5
Weighted average number of shares outstanding	81.3	78.1	74.3
Dilutive effect of outstanding share options	1.5	0.3	-
Weighted average number of shares outstanding incl. dilutive effect of share options	**82.8**	**78.4**	**74.3**
Basic earnings/(loss) per share (USD)	**6.92**	**-0.54**	**1.19**
Diluted earnings/(loss) per share (USD)	**6.80**	**-0.54**	**1.19**

When calculating diluted earnings per share for 2020, RSUs have been omitted as they are out-of-the-money and thus not anti-dilutive, but the RSUs may potentially dilute earnings per share in the future. Please refer to Note 5 for information on the RSUs.

	2022	2021	2020
Dividend per share			
Declared dividend per share (USD)	4.63	-	0.85
Declared dividend for the year (USDm)	378.7	-	63.2
Dividend paid during the year (USDm)	166.7	-	70.6
Number of shares, end of period (million)	82.3	81.2	74.9
Number of treasury shares, end of period (million)	-0.5	-0.5	-0.5
Number of shares outstanding, end of period (million)	**81.8**	**80.7**	**74.4**
Dividend paid per share	2.04	-	0.95

NOTE 31 - continued

Accounting policies

Basic earnings per share are calculated by dividing the consolidated net profit/(loss) for the year available to common shareholders by the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. Purchases of treasury shares during the period are weighted based on the remaining period.

Diluted earnings per share are calculated by adjusting the consolidated profit or loss available to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect of including them would be to increase earnings per share or reduce a loss per share.

NOTE 32 – CASH AND CASH EQUIVALENTS, INCLUDING RESTRICTED CASH

	2022	2021	2020
Cash at banks and on hand	320.5	144.8	89.5
Cash and cash equivalents	**320.5**	**144.8**	**89.5**
Cash provided as security for initial margin calls and negative market values on derivatives, etc.[1]	3.3	5.9	46.1
Sale and leaseback transaction prepayment to be released upon delivery of the vessel[2]	-	21.0	-
Restricted cash	**3.3**	**26.9**	**46.1**
Cash and cash equivalents, including restricted cash	**323.8**	**171.7**	**135.6**

[1] The counterparties have an obligation to return any excess cash provided as security to the Group upon settlement or early termination of the contracts.
[2] Prepayment released on 06 January 2022.

NOTE 33 – BUSINESS COMBINATION

On 01 September 2022, TORM acquired an ownership stake of 75% of Marine Exhaust Technology A/S (MET), a Danish industrial company specialized in developing and producing advanced and green marine equipment for a cash consideration of USD 2.0m. TORM acquired MET because the entity has gained strong expertise in developing and producing components for the maritime industry, including scrubbers for the shipping industry. As part of the transaction, TORM also obtained control over the joint venture entity Marine Exhaust Technology (Hong Kong) Ltd in which TORM previously held a 27.5% interest.

TORM has elected to measure the non-controlling interest in the acquiree at fair value.

The fair value of the non-controlling interest in MET has been assessed based on the EBITDA multiples method using estimated 2023 financials based on expected scrubber orders. The value includes an adjustment based on development costs to account for potential future income from the sales of Flettner rotors. Based on the enterprise value estimate, the equity value is calculated through a standard adjustment for net interest-bearing debt.

The previously held interest in Marine Exhaust Technology (Hong Kong) Ltd was remeasured at fair value as part of the transaction leading to a gain of USD 0.3m recognized in the share of profit/loss from joint ventures in the consolidated income statement.

The acquired assets include contractual receivables of USD 5.7m of which USD 0.3m were considered to be uncollectible at the day of the acquisition.

Transaction costs in connection with the acquisition amounted to less than USD 0.1m and are recognized as administration expenses.

The goodwill of USD 1.8m represents the value of expected synergies arising from the acquisition and is allocated entirely to the Marine Exhaust segment. The goodwill recognized is not expected to be deductible for tax purposes.

Revenue and profit for the period generated by the acquired entity amounted to USD 5.9m and 0.0m, respectively, and have been recognized in the consolidated income statement since the acquisition. Had the acquisition taken place on 01 January 2022, the revenue and profit for the Group for 2022 would have been USD 1,455.9m and USD 561.9m, respectively.

NOTE 33 - continued

The following table summarizes the fair values of the assets acquired and the liabilities assumed on 01 September 2022:

USDm	01 September 2022
Intangible assets	1.2
Tangible fixed assets	2.5
Inventories	6.4
Trade receivables	1.6
Other receivables	3.8
Prepayments	1.5
Cash and cash equivalents	3.0
Borrowings	-7.9
Deferred tax liabilities	-0.3
Provisions	-0.4
Other non-current liabilities	-0.8
Trade payables	-1.5
Other liabilities	-0.3
Deferred income	-4.3
Current tax liabilities	-0.3
Net identifiable assets acquired	**4.2**
Goodwill	1.8
Total net assets acquired	**6.0**
Of which fair value of non-controlling interest	-2.4
Total purchase consideration	**3.6**
Cash consideration	2.0
Fair value of previously held interests	1.6
Total purchase consideration	**3.6**
Cash acquired	3.0
Cash consideration	-2.0
Acquisition of subsidiaries, net of cash acquired	**1.0**

NOTE 33 - continued

Accounting policies
Newly acquired or formed entities are recognized in the consolidated financial statements from the date of acquisition or formation. The date of acquisition is the date on which control over the entity is effectively transferred.

Business combinations are accounted for by applying the purchase method, whereby the acquired entities' identifiable assets, liabilities, and contingent liabilities are measured at fair value at the acquisition date. The tax effect of the revaluation activities is also considered.

When a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the amount of that adjustment is included in the cost of the combination if the event is probable and the adjustment can be measured reliably. Costs of issuing debt or equity instruments in connection with a business combination are accounted for together with the debt or equity issuance. All other costs associated with the acquisition are expensed in the income statement.

The excess of the cost of the business combination over the fair value of the acquired assets, liabilities, and contingent liabilities is recognized as goodwill under intangible assets and is tested for impairment at least once a year. Upon acquisition, goodwill is allocated to the cash generating units that subsequently form the basis for the impairment test. If the fair value of the acquired assets, liabilities, and contingent liabilities exceeds the cost of the business combination, the identification of assets and liabilities and the processes of measuring the fair value of the assets and liabilities and the cost of the business combination are reassessed. If the fair value of the business combination continues to exceed the cost, the resulting gain is recognized in the income statement.

Parent company 2022

Parent company financial statements

Management review for TORM plc

The parent company activities include holding company activities for the TORM Group, treasury activities as well as bareboat chartering activities.

In 2022, revenue amounted to USD 11.9m compared to USD 32.1m in 2021, primarily driven by fewer vessels on bareboat charters to TORM A/S. The operating loss amounted to USD 4.6m compared to an operating profit of USD 1.9m in 2021, which was impacted by reversals of expected credit losses.

In 2022, a reversal of impairment of investment in subsidiaries amounting to USD 139.0m (2021: nil) has been recognized as the recoverable amount exceeded the carrying amount of the investments in subsidiaries. The primary driver of the impairment reversal is the improved conditions in the product tanker market outlook for vessel owning subsidiaries.

Net financial income amounted to USD 33.6m compared to USD 35.1m in 2021, primarily impacted by an increase in interest income from subsidiaries of USD 11.5m and a decrease in dividends from subsidiaries of USD 22.2m as well as a decrease in borrowing interest of USD 8.1m

Net profit amounted to USD 175.3m compared to USD 37.0m in 2021.

Total assets decreased by USD 275.9m to USD 1,619.8m as of 31 December 2022, mainly driven by a decrease in loans to subsidiaries of USD 324.5m partially offset by fair value gains on interest rate swaps of USD 53.7m.

Total equity increased by USD 60.4m to USD 1,202.2m as of 31 December 2022, primarily driven by a net profit of USD 175.3m and increased hedging reserves of USD 54.7m from unrealized gains on interest derivatives partially offset by dividend payments of USD 166.7m.

During 2022, total borrowings decreased by USD 201.1m, to USD 405.5m primarily driven by debt repayments in connection with vessel sales in subsidiaries.

Income statement
01 January-31 December

USD '000	Note	2022	2021
Revenue		11,861	32,132
Charter hire		-11,715	-31,735
Administrative expenses		-4,737	-3,192
Other operating income and expenses		44	44
Expected credit loss		-47	4,660
Depreciation and amortization		-39	-43
Operating profit/(loss) (EBIT)		**-4,633**	**1,866**
Impairment reversal on investment in subsidiaries	5	138,984	-
Financial income	2	52,718	63,555
Financial expenses	2	-19,107	-28,425
Profit before tax		**167,962**	**36,996**
Tax	4	7,372	-
Net profit for the year		**175,334**	**36,996**

Statement of comprehensive income
01 January-31 December

USD '000	2022	2021
Net profit for the year	**175,334**	**36,996**
Other comprehensive income:		
Items that may be reclassified to profit or loss:		
Fair value adjustment on hedging instruments	54,259	10,306
Fair value adjustment on hedging instruments transferred to income statement	412	9,159
Tax on items that may be reclassified to profit or loss	-13,162	-
Other comprehensive income after tax [1]	**41,509**	**19,465**
Total comprehensive income for the year	**216,843**	**56,461**

Company balance sheet
as of 31 December

USD '000	Note	2022	2021
Assets			
Non-current assets			
Tangible fixed assets			
Land and buildings		102	33
Other plant and operating equipment		-	3
Total tangible fixed assets		**102**	**36**
Financial assets			
Investments in subsidiaries	5	940,291	937,589
Loan receivables	6	4,570	4,617
Loans to subsidiaries		-	803,712
Total financial assets		**944,861**	**1,745,918**
Total non-current assets		**944,963**	**1,745,954**
Current assets			
Loans to subsidiaries		619,049	139,854
Other receivables	7	53,702	6,843
Prepayments		371	374
Cash and cash equivalents		1,706	2,622
Total current assets		**674,828**	**149,693**
Total assets		**1,619,791**	**1,895,647**

USD '000	Note	2022	2021
EQUITY AND LIABILITIES			
EQUITY			
Common shares		823	812
Treasury shares		-4,235	-4,235
Hedging reserves		39,485	-2,024
Share premium		77,794	69,821
Retained profit		1,088,297	1,077,410
Total equity		**1,202,164**	**1,141,784**
LIABILITIES			
NON-CURRENT LIABILITIES			
Deferred tax liability	4	5,790	-
Borrowings	8	340,602	463,459
Total non-current liabilities		**346,392**	**463,459**
CURRENT LIABILITIES			
Borrowings	8	64,882	143,135
Trade payables		349	256
Payables to subsidiaries		2,993	135,825
Other liabilities		3,011	11,188
Total current liabilities		**71,235**	**290,404**
Total liabilities		**417,627**	**753,863**
TOTAL EQUITY AND LIABILITIES		**1,619,791**	**1,895,647**

The financial statements of TORM plc, company number 09818726, have been approved by the Board of Directors and signed on their behalf by:

Jacob Meldgaard
Executive Director
16 March 2023

Company statement of changes in equity

USD '000	Common shares	Treasury shares	Hedging reserves	Share premium	Retained profit	Total
EQUITY						
Equity as of 01 January 2021	**748**	**-4,235**	**-21,489**	**12,307**	**1,038,097**	**1,025,428**
Comprehensive income for the year:						
Net profit for the year	-	-	-	-	36,996	36,996
Other comprehensive income for the year	-	-	19,465	-	-	19,465
Total comprehensive income for the year	**-**	**-**	**19,465**	**-**	**36,996**	**56,461**
Capital increase	64	-	-	57,799	-	57,863
Transaction costs capital decrease	-	-	-	-285	-	-285
Share-based compensation	-	-	-	-	2,317	2,317
Total changes in equity 2021	**64**	**-**	**-**	**57,514**	**2,317**	**59,895**
Equity as of 31 December 2021	**812**	**-4,235**	**-2,024**	**69,821**	**1,077,410**	**1,141,784**
Comprehensive income for the year:						
Net profit for the year	-	-	-	-	175,334	175,334
Other comprehensive income for the year	-	-	54,671	-	-	54,671
Tax on other comprehensive income	-	-	-13,162	-	-	-13,162
Total comprehensive income for the year	**-**	**-**	**41,509**	**-**	**175,334**	**216,843**
Capital increase	11	-	-	8,004	-	8,015
Transaction costs capital increase	-	-	-	-31	-	-31
Share-based compensation	-	-	-	-	2,211	2,211
Dividend paid	-	-	-	-	-166,658	-166,658
Total changes in equity 2022	**11**	**-**	**-**	**7,973**	**-164,447**	**-156,463**
Equity as of 31 December 2022	**823**	**-4,235**	**39,485**	**77,794**	**1,088,297**	**1,202,164**

Cash flow statement

USD '000	2022	2021
Cash flow from operating activities		
Net profit for the year	175,334	36,996
Reversals:		
Reversal of depreciation and impairment losses	39	43
Reversal of other non-cash movements	12,418	25,846
Impairment reversal on investment in subsidiaries	-138,984	-
Financial income	-52,718	-63,555
Financial expenses	19,107	28,425
Tax	-7,372	-
Interest received	-	17,750
Interest paid	-18,553	-27,384
Net exchange rate gains and losses	-717	-68
Repayments of intercompany trading balances	15,501	87,539
Change in inventories, receivables, and payables, etc.	356	281
Net cash flow from operating activities	**4,411**	**105,871**

USD '000	2022	2021
Cash flow from investing activities		
Payments/repayments of loans to subsidiaries	356,093	-226,285
Net cash flow from investing activities	**356,093**	**-226,285**
Cash flow from financing activities		
Borrowing, mortgage debt	20,000	224,048
Repayment/redemption, mortgage debt	-222,708	-176,000
Repayment/redemption, finance lease	-38	-43
Capital increase	8,015	2,863
Transaction costs capital increase	-31	-241
Dividends paid	-166,658	-
Net cash flow from financing activities	**-361,420**	**50,627**
Net cash flow from operating, investing, and financing activities	**-916**	**-69,787**
Cash and cash equivalents as of 01 January	2,622	72,409
Cash and cash equivalents as of 31 December	**1,706**	**2,622**

Notes to parent company financial statements

NOTE 1 – ACCOUNTING POLICIES – SUPPLEMENTARY FOR THE PARENT COMPANY

Basis of preparation
TORM plc is a public company limited by shares and incorporated in England and Wales. Its registered number is 09818726, and its registered address is office 105, 20 St Dunstan's Hill, London, EC3R 8HL. The Company meets the definition of a qualifying entity under Financial Reporting Standard 100 ("FRS 100") issued by the Financial Reporting Council. Therefore, these financial statements were prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), including Financial Reporting Standard 101 Reduced Disclosure Framework and additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act.

As permitted by FRS 101, the Company has taken advantage of the disclosure exemptions available under that standard in relation to accounting standards issued but not yet effective or implemented, share-based payment information, financial instruments, capital management, presentation of comparative information in respect of certain assets, presentation of a cashflow statement, and certain related party transactions.

The following exemptions available under FRS 101 have been applied:

- Paragraphs 45(b) and 46 to 52 of IFRS 2, "Shared-based payment" (details of the number and weighted-average exercise prices of share options, and how the fair value of goods or services received was determined)
- IFRS 7 "Financial Instruments: Disclosures"
- Paragraph 91 to 99 of IFRS 13, "Fair value measurement" (disclosure of valuation techniques and inputs used for fair value measurement of assets and liabilities)
- The following paragraphs of IAS 1 "Presentation of financial statements"
  - 16 (statement of compliance with all IFRS)
  - 134-136 (capital management disclosures)
- Paragraph 30 and 31 of IAS 8 "Accounting policies, changes in accounting estimates and errors" (requirement for the disclosure of information when an entity has not applied a new IFRS that has been issued but is not yet effective)
- Paragraph 17 and 18A of IAS 24 "Related Party Disclosures" (Key management personnel compensation)
- The requirements in IAS 36 "Impairment of Assets" (disclosure of valuation technique and assumptions used in determining recoverable amount)

The financial statements have been prepared on a going concern basis. Further information relating to the going concern assumption is provided in Note 1 to the Group consolidated financial statements.

NOTE 1 - continued

Where required, the equivalent disclosures are given in the Group's consolidated financial statements. Key sources of estimating uncertainty disclosure are provided in the accounting policies and in relevant notes to the Group consolidated financial statements as applicable.

Details of the Company's share-based payment schemes are provided in Note 5 to the Group consolidated financial statements.

Accounting policies
In supplement to the accounting policies provided in Note 1 to the Group consolidated financial statements, the following accounting policies were applied to the Company's financial statements.

Investment in subsidiaries and joint ventures
Investment in subsidiaries, associated companies, and joint ventures are recognized and measured in the financial statements of the Parent Company at cost less provision for impairment and classified as "non-current assets". Dividends are recognized under "Financial income".

The carrying amount of investment in subsidiaries and joint ventures is increased to its recoverable amount if there have been changes in the estimates used to determine the recoverable amount since the last impairment loss was recognized.

Reversal of impairment losses on investment in subsidiaries and joint ventures is recognized in "Impairment reversal on investment in subsidiaries".

Critical accounting estimates and judgements
In supplement to the critical accounting estimates and judgements provided in Note 1 to the Group consolidated financial statements, the following is considered a significant accounting estimate used in the preparation of the Company's financial statements.

Carrying amounts of investments in subsidiaries
The Company evaluates the carrying amounts of subsidiaries to determine if events have occurred which would require a modification of their carrying amounts. The valuation of subsidiaries is reviewed based on the performed impairment testing of the Group's cash-generating unit, excluding the Parent Company's effect on the value in use of the cash-generating unit.

For further information regarding the underlying impairment testing of the vessels in the Group, please refer to Note 10 to the Group consolidated financial statements.

NOTE 2 – FINANCIAL ITEMS

USD '000	2022	2021
Financial income		
Interest income from subsidiaries	30,582	19,115
Interest income from cash and cash equivalents, including restricted cash	4	87
Dividends from subsidiaries	22,083	44,303
Other financial income	49	50
Total	**52,718**	**63,555**
Financial expenses		
Interest expense to subsidiaries	-	135
Interest expenses on borrowings	-18,955	-27,075
Interest expense from right-of-use assets	-1	-2
Commitment fees	-622	-1,100
Amortization of interest rate swaps	-2,394	-1,382
Ineffectiveness on interest rate swaps	3,622	1,193
Exchange rate adjustments, including loss from forward exchange rate contracts	-713	-71
Other financial expenses	-44	-123
Total	**-19,107**	**-28,425**

NOTE 3 – STAFF COSTS

USD'000	2022	2021
Total staff costs		
Staff costs included in administrative expenses	1,180	1,332
Total staff costs	**1,180**	**1,332**
Average number of permanent employees	1	1

Employee information
The average number of employees is calculated as a full-time equivalent (FTE).

NOTE 4 –TAX

The major components of income tax for the years ended 31 December 2022 and 2021 are:

USD '000	2022	2021
Tax for the year		
Tax losses for the year	-	-
Adjustment of deferred tax	-7,372	-
Total	**-7,372**	**-**

Adjustment of deferred tax of USD 7.4m for the year ended 31 December 2022 consists of the recognition of deferred tax assets for unused tax credits for charges subject to the corporate interest restriction and for carried forward losses, which now qualify for recognition as a result of the deferred tax liability related to the unrealized gain on interest swaps.

Tax effects directly recognized in equity or other comprehensive income for the years ended 31 December 2022 and 2021 are:

USD '000	2022	2021
Deferred tax charged in the statement of Other Comprehensive Income		
Deferred tax related to items recognized in OCI during the year	13.162	-
Total	**13.162**	**-**

Tax recognized in equity or other comprehensive income relates to the unrealized fair value adjustment on hedging instruments recognized directly in equity or other comprehensive income.

NOTE 4 – CONTINUED

Reconciliation of tax charge

USD '000	2022	2021
Accounting profit before income tax	167,962	36,996
Adjustment of income		
Reversal of impairment	-138,984	-4,660
Dividend distribution	-22,083	-44,303
Legal and professional fees	909	75
Other non-deductible expenses for tax purposes	48	71
Other non-taxable income	-	-43
Non-trade loan relationship	-	-20,581
Corporate interest restriction	-12,242	6,344
Capital allowances	-345	-421
Adjusted taxable loss	**-4,735**	**-26,522**
At effective UK income tax rate of 19% (2021: 19%)	-	-
Recognition of deferred tax asset from unused tax credits	7,372	-
Income tax reported in the Income Statement	**7,372**	**-**

Deferred tax liability

USD '000	2022	2021
Deferred tax liability		
Balance as of 01 January	-	-
Deferred tax for the year	-7,372	-
Deferred tax from changes in equity	13,162	-
Total	**5,790**	**-**

As per December 2022 there are unused tax credits of USD 2.2m (2021: USD 13.5m) relating to prior year losses, as the utilisation of these losses may not be used to offset taxable profit due to a high degree of uncertainty of future taxable profits.

NOTE 5 – FINANCIAL ASSETS

USD'000	2022	2021
Investments in subsidiaries		
Cost:		
Balance as of 01 January	1,079,689	1,173,105
Adjustments to prior years	-3,116	-
Capital decreases in subsidiaries	-137,838	-95,733
Capital increases related to share-based payments	1,556	2,317
Balance as of 31 December	**940,291**	**1,079,689**
Impairment:		
Balance as of 01 January	142,100	142,100
Adjustments to prior years	-3,116	-
Impairment (reversal)/losses for the year	-138,984	-
Balance as of 31 December	**-**	**142,100**
Carrying amount as of 31 December	**940,291**	**937,589**

Adjustments to prior years relate to reclassification due to immaterial deviations.

Please refer to note 9 for further reference on impairment reversal for the year.

NOTE 6 – LOAN RECEIVABLES

USD '000	2022	2021
Loan receivables		
Cost:		
Balance as of 01 January	4,711	4,711
Balance as of 31 December	**4,711**	**4,711**
Expected credit loss:		
Balance as of 01 January	94	94
Additions during the year	47	-
Balance as of 31 December	**141**	**94**
Carrying amount as of 31 December	**4,570**	**4,617**

NOTE 7 – OTHER RECEIVABLES

USD '000	2022	2021
Derivative financial instruments	53.686	6.824
Other	16	19
Balance as of 31 December	**53.702**	**6.843**

NOTE 8 – BORROWINGS

As of 31 December 2022, the Company had borrowed USD 409.2.m (2021: USD 611.9m). The loan proceeds were USD 3.8m lower (2021: USD 5.3m) due to borrowing fees. The fees are amortized over the loan periods. In 2022, the Company had interest expenses of USD 18.7m (2021: USD 16.6m) regarding these loan facilities.

As of 31 December 2022, the Company had finance lease liabilities of 0.1m (2021: nil). In 2022, the Company had interest expenses of USD 0.0m (2021: nil) regarding financial leases.

The development in borrowings during the year was caused by cash changes from new borrowings of USD 20m (2021: 224.0m) and repayments of borrowings of USD 222.7m (2021: 176.0m) as well as non-cash increases of USD 1.6m (2021: 0.5m).

NOTE 9 – IMPAIRMENT TESTING

As of 31 December 2022, Management performed an impairment test of investments in subsidiaries. The subsidiaries of TORM plc are the formal owners of TORM's vessels and operate in the product tanker market.

As of 31 December 2022, the recoverable amount of the investments in subsidiaries was based on the fair value less costs of disposal.

Based on this test, Management concluded that a full reversal of prior year's impairment charges of USD 133.5m was needed (2021: no reversal of impairment).

The assessment of the fair value less costs of disposal of the subsidiaries was based on the net asset value of the subsidiaries where the key input is the broker valuation of vessels owned by the subsidiaries. The broker valuations are an average of valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels.

NOTE 9 – CONTINUED

Please refer to Note 10 to the Group consolidated financial statements for further information in respect of the fair value less costs of disposal of these vessels.

NOTE 10 – COLLATERAL SECURITY FOR MORTGAGE DEBT AND BANK LOANS

The vessels owned by subsidiaries of the Company which have been provided as security for TORM's debt amounted to USD 409.2m as of 31 December 2022 (2021: USD 611.9m).

NOTE 11 – GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES

TORM is guarantor for a loan amounting to USD 79m established in the subsidiaries TORM A/S and VesselCo 9 Pte. Ltd.

As part of sale and leaseback transactions made by a subsidiary, TORM issued a guarantee to the third party in relation to future lease payments to be made by the subsidiary, which are expected to total approximately USD 480m.

NOTE 12 – RELATED PARTY TRANSACTIONS

TORM's ultimate controlling party is Oaktree Capital Group, LLC, a limited liability company incorporated in the USA. The immediate controlling shareholder is OCM Njord Holdings S.à.r.l. (Njord Luxco).

The Company has received dividends from subsidiaries amounting to USD 22.1m (2021: USD 44.3m).

The Company has income in the form of interests from its subsidiaries of USD 30.6m (2021: USD 17.5m) relating to loans to subsidiaries.

The Company has income in the form of bareboat hire from its subsidiary TORM A/S of USD 11.9m (2021: USD 32.1m).

The Company has paid bareboat hire to its subsidiaries in the amount of USD 11.7m (2021: USD 31.7m).

There have been no or limited transactions with related parties during the financial year other than the transactions disclosed above.



Independent auditor's report to the members of TORM plc
Report on the audit of the financial statements

Opinion

In our opinion:

- TORM plc's group financial statements and parent company financial statements (the "financial statements") give a true and fair view of the state of the group's and of the parent company's affairs as at 31 December 2022 and of the group's profit for the year then ended;
- the group financial statements have been properly prepared in accordance with UK adopted international accounting standards;
- the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice and additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act;
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006;
- The group financial statements are also prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the EU, as applied to financial periods beginning on or after 1 January 2022 and additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act.

We have audited the financial statements of TORM plc (the 'parent company') and its subsidiaries (the 'group') for the year ended 31 December 2022 which comprise:

Group	Parent company
Consolidated balance sheet as at 31 December 2022	Balance sheet as at 31 December 2022
Consolidated income statement for the year then ended	Income statement for the year then ended
Consolidated statement of comprehensive income for the year then ended	Statement of comprehensive income for the year then ended
Consolidated statement of changes in equity for the year then ended	Statement of changes in equity for the year then ended
Consolidated statement of cash flows for the year then ended	Statement of cash flows for the year then ended
Related notes 1 to 33 to the financial statements, including a summary of significant accounting policies	Related notes 1 to 12 to the financial statements including a summary of significant accounting policies

The financial reporting framework that has been applied in the preparation of the group financial statements is applicable law and UK adopted international accounting standards. The consolidated financial statements of the group have been prepared in accordance with UK-adopted International Accounting Standards ("UK-adopted IAS"). The consolidated financial statements are also prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the EU, as applied to financial periods beginning on or after 1 January 2022 and additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework" (United Kingdom Generally Accepted Accounting Practice) and additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We are independent of the group and parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Conclusions relating to going concern

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors' assessment of the group and parent company's ability to continue to adopt the going concern basis of accounting included carrying out the following procedures:

- We confirmed our understanding of management's going concern assessment process and assessed the design,

Independent Auditor's Report to the Members of TORM plc
Report on the audit of the financial statements

implementation and operating effectiveness of related controls and also engaged with management early to ensure key factors were considered in their assessment.

- We obtained management's board approved forecast cash flows and covenant calculation covering the period of assessment from the date of signing to 31 March 2024. As part of this assessment, the group has modelled a low case and stress case scenario in their cash forecasts and covenant calculations in order to incorporate unexpected changes to the forecasted liquidity and covenant compliance of the group.
- We assessed the reasonableness of the cashflow forecast by analysing management's historical forecasting accuracy.
- We evaluated the key assumptions and sensitivities identified underpinning the group's assessment by challenging how these compared with external benchmarks, historical performance adjusted for inflation, the lowest rolling 4-quarter average since 2000, as well as performance in the period post year end.
- We have evaluated the key assumptions underpinning the group's base case, low case and stress case scenario by challenging the appropriateness of the low case and stress case scenarios modelled and how these compared with the principal risks and uncertainties of the group.
- We have evaluated the stress case scenario and considered whether the combination of factors (notably significantly reduced freight rates and vessel values) is a plausible outcome or remote based upon the historical performance, external benchmarks, and performance and conditions in the period post year end.
- We tested the clerical accuracy and logical integrity of the model used to prepare the group's going concern assessment.
- We considered whether the group's forecasts in the going concern assessment were consistent with other forecasts used by the group in its accounting estimates.
- Our analysis also considered the mitigating actions such as sale of older vessels that management could undertake in an extreme downside scenario and whether these were achievable and in control of management considering timing and quantum.

- We also confirmed the continued availability of debt facilities through the going concern period, and reviewed their underlying terms, including covenants, by examination of executed documentation.
- We have considered factors, such as freight rates and vessel values, in the period immediately after the going concern period by comparing them to the external benchmarks.
- We considered whether management's disclosures in the financial statements sufficiently and appropriately reflect the going concern assessment and outcomes.

The group is forecast to be profitable and generate positive operating cashflows throughout the going concern period in base case scenario, low case scenario and stress case scenario modelled. In each scenario TORM continues to meet its covenants. The combination of factors to achieve a reverse stress test position is considered to be remote.

We considered subsequent events, including the planned refinancing in 2023 as well as committed vessels acquisitions in 2023, and obtained management's assessment over the impact of these events. Management has assessed that the subsequent events do not change the conclusion of Management's assessment.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group and parent company's ability to continue as a going concern for a period to 31 March 2024.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the group's ability to continue as a going concern.

Overview of our audit approach

Audit scope	We performed an audit of the complete financial information of the group.
Key audit matter	Carrying value of vessels.
Materiality	Overall group materiality of $12m which represents 0.5% of group total assets.

An overview of the scope of the parent and group audits
Tailoring the scope

Our assessment of audit risk, our evaluation of materiality and our allocation of performance materiality determine our audit scope for each company within the group. Taken together, this enables us to form an opinion on the consolidated financial statements.

In assessing the risk of material misstatement to the group financial statements, we considered that all significant elements of the group's finance and accounting function are situated and managed centrally in Copenhagen, Demark, and operate under one common internal control environment; and all operations of the group are also managed from this location together with the UK headquarters. All audit work performed for the purposes of the audit was undertaken by the group audit team, as an integrated audit engagement team, consisting of team members located in Denmark and the UK. As an integrated team all audit work was performed in a shared electronic workspace. The audit plan was developed jointly and both teams were involved in the execution of the plan and in the consideration of areas of significant judgement and estimation.

During the course of the audit, the UK senior members, including the Senior Statutory Auditor, supervised the members of the audit team who are based in Copenhagen, Denmark. We held regular meetings with management and the Denmark based audit team via video calls to direct and supervise the audit and the UK team continued to access client documentation and document our work in the shared electronic work file. UK team members were also present in Copenhagen during the year end phase of the audit.

Independent Auditor's Report to the Members of TORM plc
Report on the audit of the financial statements

Climate change

Stakeholders are increasingly interested in how climate change will impact the group. The group has determined that the most significant future impacts from climate change on its operations will be from declining demand for oil and gas, higher cost of capital and reduced access to capital, carbon price regulations, and decarbonisation of vessels. These are explained on pages 75-77 in the Climate-related risk analysis and TCFD (Task Force for Climate related Financial Disclosures). They have also explained their climate commitments on pages 15 to 17 and 27. All of these disclosures form part of the "Other information," rather than the audited financial statements. Our procedures on these unaudited disclosures therefore consisted solely of considering whether they are materially inconsistent with the financial statements, or our knowledge obtained in the course of the audit or otherwise appear to be materially misstated, in line with our responsibilities on "Other information".

In planning and performing our audit we assessed the potential impacts of climate change on the group's business and any consequential material impact on its financial statements. The group has explained in note 10 to the group financial statements articulation of how climate change has been reflected in vessels values, how they have reflected the impact of climate changes and the climate changes agenda on the fair value of vessels including how this aligns with its commitment to the aspirations of the Paris Agreement to achieve net zero emissions by 2050.Significant judgements and estimates relating to climate change are included in note 10. These disclosures also explain where governmental and societal responses to climate change risks are still developing, and where the degree of certainty of these changes means that they cannot be taken into account when determining asset and liability valuations and timing of future cash flows under the requirements of UK adopted international accounting standards and IFRS issued IASB as adopted by the EU as applied to financial periods beginning on or after 1 January 2022.

Our audit effort in considering the impact of climate change on the financial statements was focused on evaluating management's assessment of the impact of climate risk, physical and transition, their climate commitments, the effects of material climate risks disclosed on pages 75 -77 and the significant judgements and estimates disclosed in note 10 and whether these have been appropriately reflected in the carrying value of vessels and associated disclosure where fair value of vessels may be negatively impact by climate changes and climate agenda. Details of our procedures and findings on carrying value of vessels are included in our key audit matter below.

We also challenged the Directors' considerations of climate change risks in their assessment of going concern and viability and associated disclosures.

Based on our work we have not identified the impact of climate change on the financial statements to be a key audit matter or to impact a key audit matter.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in our opinion thereon, and we do not provide a separate opinion on these matters.

Independent Auditor's Report to the Members of TORM plc
Report on the audit of the financial statements

Risk	Our response to the risk	Key observations communicated to the Audit Committee
Carrying value of the group's vessels carried as at 31 December 2022 totalled $1,856m (2021: $1,938m). Refer to the Audit Committee Report (page 91); Accounting policies (page 135, 147); and Note 10 of the Consolidated Financial Statements (page 150-152) The Company assesses impairment at each reporting date or whenever events or changes in circumstances would indicate that the carrying amounts of its vessels might not be recoverable in accordance with IAS 36 Impairment of Assets. If any indications of impairment exist, or at least annually, the company prepares an impairment assessment at the cash generating unit (CGU) level, which has been determined as LR1, LR2 and MR vessels (the Main Fleet) as they are operated collectively, are largely interchangeable and the cash flows generated by them are interdependent with other vessels. Impairment is recognised if the recoverable amount, determined as the higher of value in use and the fair value less cost of disposal, is less than the carrying value of the corresponding CGU. The company determined the recoverable amount to be the fair value less cost of disposal, which was calculated as the average of two valuations prepared by independent shipbrokers. Based on the assessment, the company concluded that the carrying value was recoverable as of December 31, 2022. Auditing the Company's vessel impairment assessment was complex due to the significant judgement required by management in determining the CGU and the degree of subjectivity involved in determining the fair value of the vessels using independent shipbroker valuations, which use a combination of vessels specific inputs such as size, yard and age of the vessels and assumptions based on market data, including recent comparable vessel transactions.	We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over the company's impairment assessment process, including controls over the identification of CGUs and review of the vessels' fair value. We performed audit procedures on the impairment assessment that included, among others, assessment of management's CGU determination by evaluating their analysis in respect of the smallest group of assets that generate largely independent cash flows. We inspected evidence to assess the reasonableness of management's determination of the homogenous nature and joint operation of the Main Fleet. We evaluated the recoverability of the carrying value of the vessels by comparing them to the average fair value of two valuations prepared by independent shipbrokers. We performed inquiries with the independent shipbrokers regarding the valuation methodology applied and input data used and evaluated their competence, capabilities and objectivity. We tested the input data used for the valuation of the vessels in the Main Fleet by comparing vessel specific inputs with vessel records and supporting documentation as well as evidence obtained in other areas of the audit. We further performed a retrospective comparison of historical sales prices of vessels with the independent broker valuations near the time of disposal and compared the valuations to recent market data for comparable vessels. At the conclusion of the above procedures we stood back and considered all evidence gathered to reassess and confirm our conclusions remained appropriate. We assessed the appropriateness of disclosures provided in notes 1 and 10, including the impact from climate changes, in the consolidated financial statements in accordance with IAS 36.	Based on our audit procedures performed, we concur with management's conclusion that the carrying value of the group's vessels was recoverable as of 31 December 2022. We consider the disclosures in the financial statements to be sufficient and appropriate and in compliance with accounting standards.

Independent Auditor's Report to the Members of TORM plc
Report on the audit of the financial statements

Our application of materiality

We apply the concept of materiality in planning and performing the audit, in evaluating the effect of identified misstatements on the audit and in forming our audit opinion.

Materiality

The magnitude of an omission or misstatement that, individually or in the aggregate, could reasonably be expected to influence the economic decisions of the users of the financial statements. Materiality provides a basis for determining the nature and extent of our audit procedures.

We determined materiality for the group to be $12 million (2021: $10 million), which is 0.5% (2021: 0.4%) of the group's total assets. We believe that the key users of the group's financial statements are primarily focused on the group's assets, primarily the vessel value. In addition, we also considered that total assets be the most stable and consistent benchmark in a period of significant freight rate volatility.

We determined materiality for the parent company to be $7.4 million (2021: $8.4 million), which is 0.5% (2021: 0.5%) of total asset, as the parent company principally holds investments in subsidiaries and does not trade externally.

Performance materiality

The application of materiality at the individual account or balance level. It is set at an amount to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality.

On the basis of our risk assessments, together with our assessment of the group's overall control environment, our judgement was that performance materiality was 50% (2021: 50%) of our planning materiality, namely $6m (2021: $5m). Our objective in adopting this approach is to confirm that total detected and undetected audit differences do not exceed our materiality for the financial statements as a whole.

Reporting threshold

An amount below which identified misstatements are considered as being clearly trivial.

We agreed with the Audit Committee that we would report to them all uncorrected audit differences in excess of $0.6m (2021: $0.5m), which is set at 5% of planning materiality, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds.

We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in light of other relevant qualitative considerations in forming our opinion.

Other information

The other information comprises the information included in the annual report, other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements, or our knowledge obtained in the course of the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise toa material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, the part of the directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:
- the information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
- the strategic report and directors' report have been prepared in accordance with applicable legal requirements.

Matters on which we are required to report by exception

In the light of the knowledge and understanding of the group and the parent company and its environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or the directors' report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:
- adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
- the parent company financial statements and the part of the directors' remuneration report to be audited are not in agreement with the accounting records and returns; or
- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit

Independent Auditor's Report to the Members of TORM plc
Report on the audit of the financial statements

Responsibilities of directors

As explained more fully in the directors' responsibilities statement set out on page 122, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group and parent company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Explanation as to what extent the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect irregularities, including fraud. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. The extent to which

our procedures are capable of detecting irregularities, including fraud is detailed below. However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the company and management.

- We obtained an understanding of the legal and regulatory frameworks that are applicable to the group and determined that the most significant are UK adopted international accounting standards, IFRS as issued by the IASB and adopted by the EU as applied to financial periods beginning on or after 1 January 2022, FRS 101, the Companies Act 2006 and Corporate Governance Code, the Danish Financial Statement Act, the Danish and UK tax legislation as well as IMO 2020 Sulphur Regulation.
- We understood how TORM plc is complying with those frameworks by making inquiries of management and identifying the policies and procedures regarding compliance with law and regulations. We also identified those members of management who have the primary responsibilities for ensuring compliance with law and regulations, and for reporting any known instance of non-compliance to those charged with governance. We corroborated our enquiries through our review of board minutes, discussion with the Audit Committee and any correspondence received from regulatory bodies.
- We assessed the susceptibility of the group's financial statements to material misstatement, including how fraud might occur by meeting with management to understand where they considered there was susceptibility to fraud, reviewing the group's risk register, enquiry with management and the Audit Committee during the planning and execution phases of our audit. We also considered performance targets and their influence on efforts made by management to manage earnings. Where this risk was considered to be higher, we performed audit procedures to address each identified fraud risk. These procedures included testing manual journals and were designed to provide reasonable assurance that the financial statements were free from material misstatements arising from fraud.

- Based on this understanding we designed our audit procedures to identify non-compliance with such laws and regulations. Our procedures involved as follow:
  - Inquiries of members of senior management, and when appropriate, those charged with governance regarding their knowledge of any non-compliance or potential non-compliance with laws and regulations that could affect the financial statements;
  - Review of minutes of meeting of those charged with governance;
  - Obtaining and reading correspondence from legal and regulatory bodies;
  - Obtaining confirmations from the group's banking provider to verifying the existence of cash balances and completeness of loans and borrowings;
  - Journal entry testing, with a focus on manual journals and journals indicating large or unusual transactions based on our understanding of the business.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council's website at https://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

Use of our report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Lloyd Brown (Senior statutory auditor)

for and on behalf of Ernst & Young LLP, Statutory Auditor
London - 16 March 2023

TORM fleet overview

As of 31 December 2022

Vessel type	Vessel class	Vessel	DWT	Built	Ownership	Carrying value (USDm)
Tanker	LR2	TORM HANNAH	109,999	2016	100%	42
Tanker	LR2	TORM HELLERUP	114,000	2018	100%	44
Tanker	LR2	TORM HELENE	114,000	2021	100%	50
Tanker	LR2	TORM HERMIA	114,000	2018	100%	46
Tanker	LR2	TORM HERDIS	114,000	2018	100%	44
Tanker	LR2	TORM HILDE	114,000	2018	100%	45
Tanker	LR2	TORM HOUSTON	114,000	2022	100%	49
Tanker	LR2	TORM KIARA	114,445	2015	100%	38
Tanker	LR2	TORM KIRSTEN	114,445	2015	100%	38
Tanker	LR2	TORM KRISTINA	114,323	2015	100%	38
Tanker	LR2	TORM MAREN	109,672	2008	100%	29
Tanker	LR2	TORM MARINA	109,672	2007	100%	28
Tanker	LR2	TORM MATHILDE	109,672	2008	100%	28
Tanker	LR1	TORM ESTRID	74,999	2004	100%	14
Tanker	LR1	TORM ISMINI	74,999	2004	100%	17
Tanker	LR1	TORM SARA	72,718	2003	100%	12
Tanker	LR1	TORM SIGNE	72,718	2005	100%	18
Tanker	LR1	TORM SOFIA	72,660	2005	100%	18
Tanker	LR1	TORM VENTURE	73,700	2007	100%	23[1)
Tanker	LR1	TORM ELISE	75,000	2019	100%	36
Tanker	LR1	TORM ELIZABETH	75,000	2019	100%	36
Tanker	MR	TORM ADVENTURER	46,042	2008	100%	16
Tanker	MR	TORM AGNES	49,999	2011	100%	19
Tanker	MR	TORM AGNETE	49,999	2010	100%	22
Tanker	MR	TORM ALEXANDRA	49,999	2010	100%	22
Tanker	MR	TORM ALICE	49,999	2010	100%	19
Tanker	MR	TORM ALLEGRO	46,184	2009	100%	20

TORM fleet overview

As of 31 December 2022

Vessel type	Vessel class	Vessel	DWT	Built	Ownership	Carrying value (USDm)
Tanker	MR	TORM ALMENA	49,999	2010	100%	19
Tanker	MR	TORM AMALIE	49,999	2011	100%	19
Tanker	MR	TORM AMORINA	46,184	2012	100%	22
Tanker	MR	TORM ANABEL	49,999	2012	100%	22
Tanker	MR	TORM ARAWA	49,999	2012	100%	22
Tanker	MR	TORM ASLAUG	49,999	2010	100%	19
Tanker	MR	TORM ASTRID	49,999	2012	100%	23
Tanker	MR	TORM ATLANTIC	49,999	2010	100%	21
Tanker	MR	TORM AUSTRALIA	51,737	2019	100%	20
Tanker	MR	TORM CAVATINA	46,200	2010	100%	17
Tanker	MR	TORM CORRIDO	46,156	2019	100%	21
Tanker	MR	TORM DISCOVERER	45,012	2008	100%	15
Tanker	MR	TORM ERIC	51,266	2006	100%	12
Tanker	MR	TORM FREYA	45,990	2003	100%	9
Tanker	MR	TORM HARDRADA	45,983	2007	100%	13
Tanker	MR	TORM HELVIG	46,187	2005	100%	14
Tanker	MR	TORM INDIA	49,999	2010	100%	17
Tanker	MR	TORM KANSAS	46,955	2006	100%	14
Tanker	MR	TORM LAURA	49,999	2008	100%	18
Tanker	MR	TORM LEADER	46,070	2009	100%	15
Tanker	MR	TORM LENE	49,999	2008	100%	17
Tanker	MR	TORM LILLY	49,999	2009	100%	19
Tanker	MR	TORM LOKE	51,372	2007	100%	16
Tanker	MR	TORM LOTTE	49,999	2009	100%	19
Tanker	MR	TORM LOUISE	49,999	2009	100%	19
Tanker	MR	TORM MALAYSIA	51,737	2011	100%	21
Tanker	MR	TORM NEW ZEALAND	51,737	2011	100%	20

TORM fleet overview

As of 31 December 2022

Vessel type	Vessel class	Vessel	DWT	Built	Ownership	Carrying value (USDm)
Tanker	MR	TORM PHILIPPINES	49,999	2010	100%	17
Tanker	MR	TORM PLATTE	46,959	2006	100%	13
Tanker	MR	TORM RAGNHILD	46,187	2005	100%	14
Tanker	MR	TORM REPUBLICAN	46,955	2006	100%	14
Tanker	MR	TORM RESILIENCE	49,999	2005	100%	12
Tanker	MR	TORM SINGAPORE	51,737	2011	100%	21
Tanker	MR	TORM SOLUTION	49,999	2019	100%	30
Tanker	MR	TORM SOVEREIGN	49,999	2017	100%	28
Tanker	MR	TORM SPLENDID	49,999	2020	100%	30
Tanker	MR	TORM STELLAR	49,999	2020	100%	30
Tanker	MR	TORM STRENGTH	49,999	2019	100%	30
Tanker	MR	TORM STRONG	49,999	2019	100%	30
Tanker	MR	TORM SUBLIME	49,999	2019	100%	29
Tanker	MR	TORM SUCCESS	49,999	2019	100%	29
Tanker	MR	TORM SUPREME	49,999	2019	100%	26
Tanker	MR	TORM THAMES	47,036	2005	100%	14
Tanker	MR	TORM THOR	49,842	2015	100%	28
Tanker	MR	TORM THUNDER	49,842	2015	100%	28
Tanker	MR	TORM THYRA	45,950	2003	100%	9
Tanker	MR	TORM TIMOTHY	49,842	2015	100%	28
Tanker	MR	TORM TITAN	49,842	2016	100%	28
Tanker	MR	TORM TORINO	49,842	2016	100%	29
Tanker	MR	TORM TROILUS	49,842	2016	100%	29
Tanker	MR	TORM VOYAGER	45,916	2008	100%	14

[1]) Indicates vessels for which TORM believes that, as of 31 December 2022, the basic charter-free market value is lower than the vessel's carrying amount.

Glossary

Available earning days: A measure of unfixed operating days available for generating earnings.

B/B: Bareboat: A form of charter arrangement where the charterer is responsible for all costs and risks in connection with the operation of the vessel.

Backwardation: A situation in which the spot price of a commodity is higher than the forward price. The opposite is known as **contango**.

Bunker hedge: A forward agreement used to reduce a company's exposure to fluctuating bunker costs.

Bunkers: Fuel with which to run a vessel's engines.

CAPEX: Capital expenditure.

Charter-in and leaseback days: A measure of operating days available for generating earnings from vessels that are not owned by the Company.

Charter party: A lease or freight agreement between a shipowner and a charterer for a longer period of time or for a single voyage.

Classification society: Independent organization that ensures through verification of design, construction, building process, and operation of vessels that the vessels at all times meet a long list of requirements to seaworthiness, etc. If the vessels do not meet these requirements, insuring and mortgaging the vessel will typically not be possible.

COA: Contract of Affreightment. A contract that involves a number of consecutive cargos at previously agreed freight rates.

Coating: The internal coatings applied to the tanks of a product tanker enabling the vessel to load refined oil products.

Commercial management: An agreement to manage a vessel's commercial operations for the account and risk of the shipowner.

Coverage: A measure of Covered days divided by Earning days.

Covered days: A measure of fixed operating days.

Demurrage: A charge against the charterer of a vessel for delaying the vessel beyond the allowed free time. The demurrage rate will typically be at a level equal to the earnings in USD/day for the voyage.

DKK: Danish kroner.

Dwt: Deadweight ton. The cargo carrying capacity of a vessel.

EBIT/Operating profit: Earnings Before Interest and Tax.

Earning days: A measure of operating days available for generating earnings.

ESG: Environment, Social, and Governance.

FFA: Forward freight agreement. A financial derivative instrument enabling freight to be hedged forward at a fixed price.

Handysize: A specific class of product tankers with a cargo carrying capacity of 20,000–40,000 dwt.

IAS: International Accounting Standards.

IFRS: International Financial Reporting Standards.

IMO: International Maritime Organization.

KPI: Key Performance Indicator. A measure of performance used to define and evaluate how the Company is making progress towards its long-term organizational goals.

Loan-to-value (LTV): A measure of notional debt divided by broker values of the encumbered vessels.

LR1: Long Range 1. A specific class of product tankers with a cargo carrying capacity of 60,000–80,000 dwt.

LR2: Long Range 2. A specific class of product tankers with a cargo carrying capacity of 80,000–110,000 dwt.

LTAF: Lost Time Accident Frequency. Work-related personal injuries that result in more than one day off work per million hours of work.

MR: Medium Range. A specific class of product tankers with a cargo carrying capacity of 40,000–60,000 dwt.

MT: Metric ton.

Oaktree: Oaktree Capital Management, L.P.

Oil major: One of the world's largest publicly owned oil and gas companies. Examples of oil majors are BP, Chevron, ExxonMobil, Shell and Total.

OPEC: Organization of the Petroleum Exporting Countries.

Owned days: A measure of operating days available for generating earnings from vessels that are owned by the Company.

P&I club: Protection & Indemnity club.

Product tanker: A vessel suitable for carrying clean petroleum products such as gasoline, jet fuel, and naphtha.

Spot market: Market in which vessels are contracted for a single voyage for near-term delivery.

T/C: Time charter: An agreement covering the chartering out of a vessel to an end user for a defined period of time where the owner is responsible for crewing the vessel, but the charterer must pay port costs and bunkers.

Technical management: An agreement to manage a vessel's technical operations and crew for the account and risk of the shipowner.

Ton-mile: A unit of freight transportation equivalent to a ton of freight moved one mile.

UN Global Compact: The United Nation's social charter for enterprises, etc.

Vetting: An audit of the safety and performance status of a tanker vessel made by oil majors.

Glossary
Key financial figures

TCE per day	=	$\dfrac{\text{TCE excluding unrealized gains/losses on derivatives}}{\text{Available earning days}}$
Gross profit %	=	$\dfrac{\text{Gross profit}}{\text{Revenue}}$
EBITDA %	=	$\dfrac{\text{EBITDA}}{\text{Revenue}}$
Operating profit %	=	$\dfrac{\text{Operating profit (EBIT)}}{\text{Revenue}}$
Return on Equity (RoE) %	=	$\dfrac{\text{Net profit/(loss) for the year}}{\text{Average equity}}$
Return on Invested Capital (RoIC) %	=	$\dfrac{\text{Operating profit less tax}}{\text{Average invested capital}}$
Equity ratio	=	$\dfrac{\text{Equity}}{\text{Total assets}}$
Earnings per share, EPS	=	$\dfrac{\text{Net profit/(loss) for the year}}{\text{Average number of shares}}$
Diluted earnings/(loss) per share, EPS	=	$\dfrac{\text{Net profit/(loss) for the year}}{\text{Average number of shares less average number of treasury shares}}$

Glossary
Alternative Performance Measures Group

Throughout the annual report, several alternative performance measures (APMs) are used. The following APMs relate to the Group.

Net profit/(loss) for the year excluding non-recurrent items: Net profit excluding impairment is net profit less impairment and reversals of impairment generated from impairment testing during the year (please refer to Note 10). TORM reports net profit excluding impairment because we believe it provides additional meaningful information to investors regarding the operational performance excluding fluctuations in the valuation of fixed assets. The APM replaces "Net profit/(loss) for the year" excluding impairment as it is more relevant and provides more useful information.

USDm	2022	2021	2020
Reconciliation to net profit/(loss) for the year			
Net profit/(loss) for the year	562.6	-42.1	88.1
Profit from sale of vessels	-10.2	-	-1.1
Impairment losses on tangible assets	2.6	4.6	11.1
Provisions	-6.3	-	18.5
Expense of capitalized bank fees at refinancing	-	1.1	2.8
Termination of finance leases	-	-	2.7
Step-up gain related to acquisition	-0.3	-	-
Net profit/(loss) for the year ex. non-recurrent items	**548.4**	**-36.4**	**122.1**

Gross profit: TORM defines Gross profit, a performance measure, as revenue less port expenses, bunkers and commissions, and other cost of goods sold, charter hire and operating expenses. TORM reports Gross profit because we believe it provides additional meaningful information to investors, as Gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

USDm	2022	2021	2020
Reconciliation to revenue			
Revenue	1,443.4	619.5	747.4
Port expenses, bunkers, commissions, and other cost of goods and services sold	-459.5	-240.9	-227.9
Operating expenses	-202.1	-190.5	-178.4
Gross profit	**781.8**	**188.1**	**341.1**

Return on Invested Capital (RoIC): TORM defines RoIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined below.

RoIC expresses the returns generated on capital invested in TORM. The progression of RoIC is used by TORM to measure progress against our long-term value creation goals outlined to investors. RoIC is calculated as follows:

USDm	2022	2021	2020
Operating profit (EBIT)	601.4	1.4	138.9
Tax	5.9	-1.3	-1.4
EBIT less tax	**607.3**	**0.1**	**137.5**
Invested capital, opening balance	2,011.3	1,719.7	1,786.0
Invested capital, ending balance	2,142.3	2,011.3	1,719.7
Average invested capital for the year	**2,076.8**	**1,865.5**	**1,752.9**
Return on Invested Capital (RoIC)	**29.2%**	**0.0%**	**7.8%**

Glossary
Alternative Performance Measures Group

Adjusted Return on Invested Capital (Adjusted RoIC): TORM defines Adjusted RoIC as earnings before interest and tax (EBIT) less tax and impairment losses and reversals, divided by the average invested capital less average impairment for the period. Invested capital is defined below.

The Adjusted RoIC expresses the returns generated on capital invested in TORM adjusted for impacts related to the impairment of the fleet. The progression of RoIC is used by TORM to measure progress against our long-term value creation goals outlined to investors. Adjusted RoIC is calculated as follows:

USDm	2022	2021	2020
EBIT less tax	607.3	0.1	137.5
Profit from sale of vessels	-10.2	-	-1.1
Impairment losses on tangible assets	2.6	4.6	11.1
Provisions	-6.3	-	18.5
Step-up gain related to acquisition	-0.3	-	-
EBIT adjusted	**593.1**	**4.7**	**166.0**
Average invested capital[1]	2,076.8	1,865.5	1,752.9
Average impairment [2]	37.4	42.3	41.5
Average invested capital adjusted for impairment	**2,114.2**	**1,907.8**	**1,794.4**
Adjusted RoIC	**28.1%**	**0.2%**	**9.2%**

[1] Average invested capital is calculated as the average of the opening and closing balance of invested capital.
[2] Average impairment is calculated as the average of the opening and closing balances of impairment charges on vessels and goodwill in the balance sheet.

Invested capital: Invested capital as defined by TORM measures the net investment used to achieve TORM's operating profit. TORM believes that invested capital is a relevant measure that Management uses to measure the overall development of the assets and liabilities generating the net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

USDm	2022	2021	2020
Tangible and intangible fixed assets	1,869.1	1,960.9	1,748.4
Investments in joint ventures	0.1	1.5	1.6
Deferred tax asset	0.6	0.7	0.3
Other investments	0.2	-	-
Inventories	72.0	48.8	22.5
Trade receivables [1]	343.9	129.6	85.6
Assets held for sale	-	13.2	-
Non-current tax liability related to held-over gains	-45.2	-45.2	-44.9
Deferred tax liability	-6.1	-	-
Other non-current liabilities	-3.0	-	-
Trade payables [2]	-79.6	-79.0	-74.1
Current tax liabilities	-2.0	-0.9	-1.4
Provisions	-6.8	-18.3	-18.3
Deferred income	-0.9	-	-
Invested capital	**2,142.3**	**2,011.3**	**1,719.7**

[1] Trade receivables also include Other receivables and Prepayments.
[2] Trade payables includes Trade payables and Other liabilities.

Glossary
Alternative Performance Measures Group

EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization, and taxes. The computation of EBITDA refers to financial income and expenses which TORM deems to be equivalent to "interest" for purposes of presenting EBITDA. Financial expenses consist of interest on borrowings, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.

EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in TORM's financing agreements. TORM believes that EBITDA assists Management and investors by increasing comparability of TORM's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization, and taxes. These are items which could be affected by various changing financing methods and capital structures, and which may significantly affect profit/(loss) between periods. Including EBITDA as a measure benefits investors in selecting between investment alternatives.

EBITDA excludes some, but not all, items which affect profit/(loss), and these measures may vary among other companies and are therefore not directly comparable. The following table reconciles EBITDA to net profit/(loss), the most directly comparable IFRS financial measure, for the periods presented:

USDm	2022	2021	2020
Reconciliation to net profit/(loss)			
Net profit/(loss) for the year	562.6	-42.1	88.1
Tax	-5.9	1.3	1.4
Financial expenses	48.8	42.4	49.9
Financial income	-4.0	-0.2	-0.5
Depreciation and amortization	139.0	130.9	121.9
Impairment losses on tangible assets	2.6	4.6	11.1
EBITDA	**743.1**	**136.9**	**271.9**

Net interest-bearing debt: Net interest-bearing debt is defined as borrowings (current and non-current) less loans receivables and cash and cash equivalents, including restricted cash. Net interest-bearing debt depicts the net capital resources which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance TORM's investments. As such, TORM believes that net interest-bearing debt is a relevant measure which Management uses to measure the overall development of the use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

USDm	2022	2021	2020
Borrowings [1]	978.0	1,148.4	853.3
Loan receivables	-4.6	-4.6	-4.6
Cash and cash equivalents incl. restricted cash	-323.8	-171.7	-135.6
Net interest-bearing debt	**649.6**	**972.1**	**713.1**

[1] Borrowings include long-term and short-term borrowings, excluding capitalized loan costs of USD 11.1m.

Glossary
Alternative Performance Measures
Group

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure which Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:

USDm	2022	2021	2020
Net Asset Value per share			
Total vessel values including newbuildings (broker values)	2,650.3	1,926.0	1,585.3
Committed Liability CAPEX	-18.4	-39.9	-100.6
Committed Investment CAPEX	18.4	39.9	100.6
Goodwill	1.8	-	-
Other intangible assets	1.9	-	-
Land and buildings	3.8	4.8	7.1
Other plant and operating equipment	5.6	6.3	6.8
Investments in joint ventures	0.1	1.5	1.6
Loan receivables	4.6	4.6	4.6
Deferred tax asset	0.6	0.7	0.3
Other investments	0.2	-	-
Inventories	72.0	48.8	22.5
Trade receivables	259.5	84.0	58.6
Other receivables	74.0	40.0	24.9
Prepayments	10.4	5.6	2.2
Cash and cash equivalents incl. restricted cash	323.8	171.7	135.6
Deferred tax liability	-6.1	-	-
Borrowings [1]	-978.0	-1,148.4	-853.3
Other non-current liabilities	-3.0	-	-
Trade payables	-48.5	-35.3	-14.4
Current tax liabilities	-2.0	-0.9	-1.4
Other liabilities	-31.1	-43.7	-59.8
Provisions	-6.8	-18.3	-18.3
Deferred income	-0.9	-	-
Total Net Asset Value (NAV)	**2,332.2**	**1,047.4**	**902.3**

Continued

USDm	2022	2021	2020
Non-controlling interest	2.4	-	-
Total Net Asset Value (NAV) excl. non-controlling interest	**2,329.8**	**1,047.4**	**902.3**
Total number of shares end of period excl. treasury shares (million)	81.8	80.7	74.4
Total Net Asset Value per share (NAV/share) (USD)	**28.5**	**13.0**	**12.1**

[1] Borrowings include long-term and short-term borrowings, excluding capitalized loan costs of USD 11.1m.

Liquidity: TORM defines liquidity as available cash, comprising cash and cash equivalents, including restricted cash as well as undrawn and committed credit facilities.

TORM finds the APM important as the liquidity expresses TORM's financial position, ability to meet current liabilities, and cash buffer. Further, it expresses TORM's ability to act and invest when possibilities occur.

USDm	2022	2021	2020
Cash and cash equivalents incl. restricted cash	323.8	171.7	135.6
Undrawn credit facilities and committed facilities incl. sale and leaseback financing transactions	92.6	38.2	132.2
Liquidity	**416.4**	**209.9**	**267.8**

Glossary
Alternative Performance Measures
Tanker segment

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions incl. freight and bunker derivatives. The Company reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and bareboat charters) under which the vessels may be employed between the periods. For this reason, we apply TCE earnings in our financial outlook on page 56. Below is presented a reconciliation from revenue to TCE earnings:

USDm	2022	2021	2020
Reconciliation to revenue			
Revenue	1,440.4	619.5	747.4
Port expenses, bunkers, and commissions	-458.9	-240.9	-227.9
TCE earnings	**981.5**	**378.6**	**519.5**

Net Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as vessel values divided by net borrowings on the vessels.

LTV describes the net debt ratio on the vessel and is used by TORM to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

USDm	2022	2021	2020
Vessel values including newbuildings (broker values)	2,650.3	1,926.0	1,585.3
Total (value)	**2,650.3**	**1,926.0**	**1,585.3**
Borrowings	971.4	1,148.4	853.3
- Hereof debt regarding "Land and buildings" and "Other plant and operating equipment"	-3.2	-5.6	-8.3
Committed liability CAPEX	18.4	39.9	100.6
Loan receivables	-4.6	-4.6	-4.6
Cash and cash equivalents incl. restricted cash	-321.4	-171.7	-135.6
Total (loan)	**660.6**	**1,006.4**	**805.4**
Loan-to-value (LTV) ratio	**24.9%**	**52.3%**	**50.8%**